File Numbers 333-183590, 811-22093
================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

                           PRE-EFFECTIVE AMENDMENT 1

                                     and/or

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

                             Amendment Number [27]

           MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                        Minnesota Life Insurance Company
             (formerly The Minnesota Mutual Life Insurance Company)
                              (Name of Depositor)

                            400 Robert Street North
                        St. Paul, Minnesota  55101-2098
              (Address of Depositor's Principal Executive Offices)

                                 1-651-665-3500
              (Depositor's Telephone Number, including Area Code)

                           Gary R. Christensen, Esq.
                       Vice President and General Counsel
                        Minnesota Life Insurance Company
                            400 Robert Street North
                        St. Paul, Minnesota  55101-2098
                    (Name and Address of Agent for Service)

                                    Copy to:
                             Thomas E. Bisset, Esq.
                        Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                          Washington, D.C.  20004-2415

Title of Securities Being Registered: Variable Universal Life Insurance
Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Prospectus


ML Premier Variable Universal Life

Minnesota Life Insurance Company
Minnesota Life Individual Variable Universal Life Account

Variable Universal Life Insurance Policy with Fixed Indexed Account Options

   This prospectus describes a Variable Universal Life Insurance Policy with Fixed Indexed Account Options (the "Policy") issued by Minnesota Life Insurance Company ("Minnesota Life," "we," "us," or "our"). The Policy is a long-term investment designed to provide significant life insurance benefits for the insured. This prospectus provides basic information that you should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. Replacing your existing life insurance with this Policy may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Policy through a loan or through withdrawals from another policy. Please consult your insurance agent or financial adviser.


   You can allocate your Policy's accumulation value to one or more Sub-Accounts of the Minnesota Life Individual Variable Universal Life Account (the "Variable Account"), each of which invests exclusively in one of the Portfolios listed below. The value of your investment in the Variable Account will vary with the investment experience of the Sub-Accounts you select. You can also allocate your Policy's accumulation value to the Guaranteed Interest Account, which credits a specific rate of interest and is part of Minnesota Life's General Account, or to one or both of two Fixed Indexed Accounts, Indexed Account A and Indexed Account B, which credit interest based in part upon changes in the Standard & Poor's 500(R) Composite Stock Price Index ("Index" or "S&P 500(R)"). Indexed Account A and Indexed Account B are also part of Minnesota Life's General Account. Neither the Policy nor Indexed Account A or Indexed Account B represent an investment in the stock market or any securities index.


The following Portfolios are available under the Policy:


[LOGO] Advantus/(R)/ CAPITAL MANAGEMENT

Securian Funds Trust
..Advantus Bond Fund -- Class 1 Shares
..Advantus Index 400 Mid-Cap Fund -- Class 1 Shares
..Advantus Index 500 Fund -- Class 1 Shares
..Advantus Real Estate Securities Fund -- Class 1 Shares

[LOGO](R) FRANKLIN TEMPLETON
             INVESTMENTS



Franklin Templeton Variable Insurance Products Trust
..Franklin Small Cap Value Securities Fund -- Class 1 Shares

[LOGO] i.b.botson.
       ETF allocation
           series.....

Financial Investors Variable Insurance Trust
..Ibbotson Aggressive Growth ETF Asset Allocation Portfolio -- Class I Shares* ..Ibbotson Balanced ETF Asset Allocation Portfolio -- Class I Shares* ..Ibbotson Conservative ETF Asset Allocation Portfolio -- Class I Shares* ..Ibbotson Growth ETF Asset Allocation Portfolio -- Class I Shares*
..Ibbotson Income and Growth ETF Asset Allocation Portfolio -- Class I Shares* *These Portfolios are structured as fund of funds that invest directly in shares of underlying funds. See the section entitled "General Descriptions -- The Funds" for additional information.

[LOGO] IVY FUNDS
Variable Insurance Portfolios



Ivy Funds Variable Insurance Portfolios
..Ivy Funds VIP Asset Strategy


Vanguard(R) Variable Insurance Fund

Vanguard and the ship logo are trademarks of The Vanguard Group, Inc. ..International Portfolio
..Small Company Growth Portfolio

Please note that the Policy and the Portfolios:

      .  are not guaranteed to achieve their goals;
      .  are not federally insured;
      . are not endorsed by any bank or government agency; and . are subject to risks, including loss of the amount invested.

A PROSPECTUS FOR EACH OF THE PORTFOLIOS AVAILABLE THROUGH THE VARIABLE ACCOUNT MUST ACCOMPANY THIS PROSPECTUS. PLEASE READ THESE DOCUMENTS CAREFULLY BEFORE INVESTING AND SAVE THEM FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THE POLICY, THE GUARANTEED INTEREST ACCOUNT, INDEXED ACCOUNT A OR INDEXED ACCOUNT B OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICY IS NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT OFFER THE POLICIES IN ANY JURISDICTION WHERE THEY CANNOT BE LAWFULLY SOLD. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, SALES MATERIALS WE HAVE APPROVED OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

[LOGO] MINNESOTA LIFE
400 Robert Street North . St. Paul, Minnesota 55101-2098
Ph 651-665-3500 . http:/www.minnesotalife.com

DATED:       , 2012

TABLE OF CONTENTS


SUMMARY OF BENEFITS AND RISKS                                                                   1

FEE TABLES                                                                                      5

GENERAL DESCRIPTIONS                                                                           13
     Minnesota Life Insurance Company                                                          13
     Individual Variable Universal Life Account                                                13
     The Funds                                                                                 14
     Additions, Deletions or Substitutions                                                     15
     The Guaranteed Interest Account, the Fixed Indexed Accounts, the Interim Account and
       the Fixed Loan Account                                                                  16
     Payments Made by Underlying Mutual Funds                                                  23

INFORMATION ABOUT THE POLICY                                                                   24
     Variable Universal Life Insurance                                                         24
     Policy Changes                                                                            24
     Applications and Policy Issue                                                             26
     Policy Premiums                                                                           27
     Free Look                                                                                 29
     Accumulation Value                                                                        29
     Transfers                                                                                 32

DEATH BENEFIT                                                                                  37
     Death Benefit Proceeds                                                                    37
     Death Benefit Options                                                                     37
     Effect of Partial Surrenders on the Death Benefit                                         40
     Choosing Death Benefit Options                                                            40
     Changing the Death Benefit Option                                                         41
     Increasing/Decreasing the Face Amount                                                     41
     Settlement Options                                                                        42
     Policy Loans                                                                              42
     Surrender                                                                                 46
     Partial Surrender                                                                         46
     Policy Charges                                                                            47
     Other Policy Provisions                                                                   52
     Supplemental Agreements                                                                   52

OTHER MATTERS                                                                                  59
     Federal Tax Status                                                                        59
     Tax Treatment of Policy Benefits                                                          60
     Voting Rights                                                                             64
     Compensation Paid for the Sale of Policies                                                64
     Legal Proceedings                                                                         66
     Financial Statements                                                                      66
     Registration Statement                                                                    66

STATEMENT OF ADDITIONAL INFORMATION                                                            67

APPENDIX -- GLOSSARY                                                                          A-1

SUMMARY OF BENEFITS AND RISKS


The following summary is designed to answer certain general questions concerning the Policy and to give you a brief overview of the more significant features of the Policy. The summary is not comprehensive and you should review the information contained elsewhere in this prospectus. This prospectus describes a flexible premium variable universal life insurance policy called ML Premier VUL. As the Policy Owner, you can exercise all the rights under the Policy, including the right to change the Owner, the Beneficiary and to make other policy changes. The Policy combines both life insurance protection and the potential for the accumulation of cash values; the Policy is not suitable as a short-term investment vehicle. You can lose some or all of your money. If you are not satisfied with the Policy, you also have the right to return it to us or your agent within 30 days after you receive it.


WHAT ARE SOME OF THE BENEFITS OF THE POLICY?


The Policy allows for the growth of Accumulation Value, while life insurance coverage remains in force, and permits the flexible payment of premiums. The Accumulation Value of the Policy will fluctuate with the investment performance of the Sub-Accounts of the Variable Account. You may transfer Accumulation Value among the Sub-Accounts, the Guaranteed Interest Account, or one or both Fixed Indexed Accounts, surrender all or part of your Accumulation Value under the Policy and take policy loans, subject to the limitations described in this prospectus. Each Policy has a Face Amount, however, the Death Benefit payable upon the death of the insured may be greater than the Face Amount, as described later in this prospectus.


We offer ten Agreements that provide supplemental insurance benefits under the
Policy: Accelerated Benefit Agreement, Early Values Agreement, Children's Term Agreement, Guaranteed Insurability Option, Inflation Agreement, Long Term Care Agreement, Overloan Protection Agreement, Term Insurance Agreement, Waiver of Charges Agreement and Waiver of Premium Agreement. There is no charge for the Accelerated Benefit Agreement. The Agreements may not be available in all states.


We also offer several ways of receiving Death Benefit proceeds under the Policy, other than in a lump sum. Information concerning the settlement options available under the Policy is set forth later in this prospectus, and in the Statement of Additional Information that we will provide you upon request. See "Statement of Additional Information" section to this prospectus.

In general, under the Internal Revenue Code (the "Code"), the Death Benefit payable under a qualifying life insurance policy is excludable from the gross income of the Beneficiary, and the Owner would not be deemed to be in constructive receipt of the Accumulation Value of the Policy until there is a distribution. This means that under a qualifying life insurance policy, Accumulation Value builds up on a tax deferred basis and transfers of Accumulation Value among the available investment options under the Policy may be made tax free. This Policy is designed to afford the tax treatment normally accorded life insurance contracts under the Code.


HOW CAN THE POLICY BE CHANGED?


The Policy allows you the flexibility to tailor your Policy to your needs at issue and to change your Policy thereafter as your insurance needs change. Within very broad limits, including those designed to assure that the Policy qualifies as life insurance for tax purposes, you may choose the level of premium you wish to pay, the Face Amount and Death Benefit option under the Policy.


WHAT MAKES THE POLICY VARIABLE?

The Policy is called "variable" because unlike traditional whole life and universal life contracts which provide for accumulation of contract values at fixed rates determined by the insurance company, the

Accumulation Value of the Policy may be invested in the Sub-Accounts of the Variable Account. In turn, each Sub-Account invests exclusively in a corresponding Portfolio of a Fund. Thus, your Accumulation Value, to the extent invested in a Sub-Account, will vary with the positive or negative investment experience of the corresponding Portfolio.

If you seek a fixed return on your Accumulation Value, you can allocate Net Premiums and Accumulation Value to the Guaranteed Interest Account, which credits a fixed rate of interest and is part of Minnesota Life's General Account. See "The Guaranteed Interest Account, the Fixed Indexed Accounts, the Interim Account and the Fixed Loan Account."

You may also allocate Net Premiums and Accumulation Value to one or both of the Fixed Indexed Accounts; Indexed Account A and Indexed Account B, each of which credits interest based in part upon changes in the S&P 500(R). The Fixed Indexed Accounts are part of Minnesota Life's General Account. See "The Guaranteed Interest Account, the Fixed Indexed Accounts, the Interim Account and the Fixed Loan Account."

With the Guaranteed Interest Account and each Fixed Indexed Account, you do not bear the risk that adverse investment performance will lower your Accumulation Value invested in that Account. See "The Guaranteed Interest Account and the Fixed Loan Account" and "Fixed Indexed Account Options."

WHAT DEATH BENEFIT OPTIONS ARE OFFERED UNDER THE POLICY?

The Policy provides two Death Benefit options: the Level Option and the Increasing Option.

Under the Level Option, the Death Benefit is the Face Amount of the Policy. If the Level Option is in effect, the Death Benefit payable will generally not be affected by either the negative or positive investment performance of the investment options.

Under the Increasing Option, the Death Benefit equals the Face Amount of the Policy plus the Accumulation Value at the time of death of the insured. If the Increasing Option is in effect, the Death Benefit payable will reflect the investment performance of the investment options in which Accumulation Value has been invested.

In order for your Policy to be considered life insurance under Code
Section 7702, it must satisfy either the cash value accumulation test or the guideline premium test. Unless you specify otherwise, the Death Benefit qualification test for this Policy is the guideline premium test. The Death Benefit qualification test is shown on the policy data pages and cannot be changed. In order to ensure the Policy continues to satisfy the definition of life insurance under Code Section 7702, we may need to adjust the amount of Death Benefit payable under the Death Benefit option you have chosen.

DO YOU HAVE ACCESS TO YOUR ACCUMULATION VALUE?

Yes. You may transfer Accumulation Value among the available investment options, the Guaranteed Interest Account and either of the Fixed Indexed Accounts, subject to certain transfer restrictions. See "Transfers." You may also surrender the Policy at any time, or make a partial surrender of the Accumulation Value of the Policy after the first Policy Year. A surrender or partial surrender may have federal tax consequences. See "Federal Tax Status." A Surrender Charge may apply if you surrender the Policy, unless you have elected the Early Values Agreement. If you request a partial surrender, we will assess a Partial Surrender Transaction Charge of 2 percent of the amount withdrawn not to exceed $25.

The maximum partial surrender that you may make at any time is equal to the Accumulation Value less any outstanding policy loan and accrued interest, any applicable Surrender Charge and three months of monthly charges. The minimum partial surrender that you may make is $500. We will not process a partial surrender that would cause your Policy to be disqualified as life insurance under the Code. We reserve the right to defer the payment of any amount from the Guaranteed Interest Account and any of the Fixed Indexed Accounts upon surrender or partial surrender for up to six months.


You may also borrow an amount up to your Accumulation Value less any applicable Surrender Charge and three months of monthly charges as a policy loan. A policy loan may have tax consequences. See "Federal Tax Status."


WHAT ARE SOME OF THE RISKS OF THE POLICY?


SUB-ACCOUNT INVESTMENT RISK. Your Accumulation Value under the Policy, to the extent invested in the Sub-Accounts of the Variable Account, has no guaranteed minimum value. Therefore, you bear the risk that any adverse investment performance in the Sub-Accounts may reduce your Accumulation Value under the Policy. You are also subject to the risk that the investment performance of the Sub-Accounts you select may be less favorable than that of other Sub-Accounts, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. The Policy also offers you the opportunity to have your Accumulation Value increase more rapidly than it would under comparable fixed life insurance by virtue of favorable investment performance. The Death Benefit may also increase and decrease with investment experience.

FIXED INDEXED ACCOUNTS. The interest credited under the Fixed Indexed Accounts will vary in part depending upon the investment performance of the S&P 500(R). If the S&P 500(R) declines or does not change in a given year, you bear the risk that no Index Credits will be added to your Accumulation Value in a Fixed Indexed Account Segment at the end of the Index Credit Term. You also bear the risk that sustained declines in the S&P 500(R) may result in Index Credits not being credited to your Accumulation Value for a prolonged period of time and you may need to increase your premium payments in order to keep the Policy in force. Conversely, if the investment performance of the S&P 500(R) exceeds the current Growth Cap for the Segment (currently 13% for Indexed Account A Segments and 8% for Indexed Account B Segments), the Index Credits credited to your Accumulation Value would be limited to the current Growth Cap multiplied by the Participation Rate which may be less than the increase in the S&P 500(R) over the Segment Term. In addition, the amount of any partial surrender or deduction of monthly policy charges from a Segment prior to the end of the Index Credit Term will not receive an Index Credit.


We manage our obligation to credit Index Credits in part by purchasing call options on the Index and by prospectively adjusting the Growth Cap on Segment Dates to reflect changes in the costs of purchasing such call options (the price of call options vary with market conditions). In certain cases, we may reduce the Growth Cap for a future Index Credit Term. If we do so, the amount of the Index Credit which you may have otherwise have received would be reduced. Although the current Growth Cap may not be less than the guaranteed minimum Growth Cap, it is within our sole discretion to set the current Growth Cap.

There is no guarantee that the S&P 500(R) will be available during the entire time you own your Policy. If the Index is discontinued or we are unable to utilize it, we may substitute a successor index of our choosing. If we do so, the performance of the new index may differ from the S&P 500(R). This, in turn, may affect the Index Credits you earn.


There is no guarantee that we will continue to offer the Fixed Indexed Accounts during the entire time you own your Policy. We may discontinue offering either or both of the Fixed Indexed Accounts at any time. If we discontinue offering either or both of the Fixed Indexed Accounts, you may transfer Accumulation Value from the Fixed Indexed Accounts to any other investment options available under the Policy. If you do not do so, your Accumulation Value in the Fixed Indexed Account will be reallocated to the Guaranteed Interest Account.

Allocating Net Premiums or Accumulation Value to one or both of the Fixed Indexed Accounts is not equivalent to investing in the underlying stocks comprising the S&P 500(R). You will have no ownership rights in the underlying stocks comprising the Index, such as voting rights, dividend payments, or other distributions. Also, we are not affiliated with the Index or the underlying stocks comprising the Index. Consequently, the Index and the issuers of the underlying stocks comprising the Index have no involvement with the Policy.

If you surrender your Policy before the end of an Index Credit Term, no Index Credit will be credited to your Accumulation Value in that Index Credit Term.

POLICY TERMINATION. There is the risk that the Policy may terminate. If your Policy terminates, all of the Agreements added to the Policy will also terminate. As described in the "Termination" and "Reinstatement" sections of this prospectus, Termination will only occur when the Accumulation Value under the Policy, less the sum of any outstanding policy loans and unpaid Policy Loan Interest, is insufficient to cover the monthly charges, and the subsequent Grace Period expires without sufficient payment being made to keep the Policy in force. You may reinstate a terminated Policy, subject to certain conditions. Policy loans may increase the risk that the Policy will terminate. If a Policy terminates with an outstanding Policy loan, there may be significant adverse tax consequences to the Owner. Policy loans may also have a negative effect on a Policy's Accumulation Value, and may reduce the Death Benefit. See "Policy Premiums."

LONG TERM CARE AGREEMENT. You may add the Long Term Care ("LTC") Agreement to your Policy to provide for an acceleration of the Death Benefit in the event the insured meets the Agreement's eligibility requirements. The tax treatment of long term care benefit payments from life insurance policies is uncertain. All or a portion of such payments could be taxable to the policy Owner. Anyone contemplating purchasing a Policy with the LTC Agreement should consult a tax advisor.

OVERLOAN PROTECTION AGREEMENT. You may elect the Overloan Protection Agreement to prevent policy Termination in certain circumstances. The tax treatment of the Overloan Protection Agreement is uncertain, and it is not clear whether the Overloan Protection Agreement will be effective to prevent taxation of any outstanding loan balance as a distribution in those situations where Overloan Protection takes effect. Anyone contemplating exercise of the Policy's Overloan Protection Agreement should consult a tax adviser.

RISKS ASSOCIATED WITH THE GENERAL ACCOUNT. The Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account are part of our General Account. Our General Account consists of all assets owned by us other than those in the Variable Account and any other separate accounts which we may establish. Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

SURRENDER AND PARTIAL SURRENDERS. Surrendering your Policy or taking partial surrenders may have significant tax consequences. If you Surrender your Policy, you may be assessed a Surrender Charge, unless you have elected the Early Values Agreement. A partial surrender will be subject to a transaction charge equal to the lesser of $25 or 2 percent of the amount of the partial surrender. A partial surrender will reduce the Accumulation Value and will reduce the Death Benefit and increase the risk of Termination. See "Federal Tax Status."

QUALIFICATION AS LIFE INSURANCE. We believe that a Policy issued on the basis of a standard Underwriting Class should qualify as life insurance under the Code. However, due to lack of guidance in this area, it is not clear whether a Policy issued on a sub-standard basis would qualify. A Policy may also fail to qualify as life insurance under the Code if too much premium is paid into the Policy or the diversification and investor control requirements are not met for investments in the Variable Account. Failure to qualify would mean that the death proceeds would be included in the Beneficiary's gross income for federal income tax purposes, and that the Accumulation Value is constructively received before it is actually received. Depending upon the amount of assets in and the level of estate planning undertaken with regard to the Policy Owner's estate, there is also a risk that the Death Benefit payable under this Policy may be subject to estate taxation. See the "Policy Premiums" and "Federal Tax Status".

MODIFIED ENDOWMENT CONTRACT STATUS. It is possible that a Policy qualifying as life insurance will be treated as a modified endowment contract ("MEC"), depending on how rapidly the Policy is funded. A MEC is treated as life insurance with respect to the tax treatment of death proceeds and the tax-free inside build-up of yearly Accumulation Value increases. However, any amounts you receive, such as loans or amounts received from partial or total surrender of the Policy are includable in gross income on an income-first basis. With certain exceptions, the tax treatment includes a ten percent additional income tax imposed on the portion of any distribution taken before age 59 1/2 that is included in income. See "Federal Tax Status."


FEES AND EXPENSES. Certain fees and expenses are currently assessed at less than their maximum levels. We may increase these current charges in the future up to the maximum levels. If fees and expenses are increased, you may need to increase the amount and/or frequency of premiums to keep the Policy in-force.


The Policy may also be unsuitable as a short-term savings vehicle due to the costs of insurance and expenses charged. Furthermore, Sub-Account values could decline depending upon changes in the underlying funds. Depending upon the timing of withdrawals, Owners could lose all or part of their premium payments.


PORTFOLIO RISKS. A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's prospectus. Please refer to the Portfolios' prospectuses for more information. There is no assurance that any Portfolio will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

TRANSACTION FEES

This table describes the fees and expenses that are payable at the time that you buy the Policy, pay premiums, surrender the Policy, change the Policy or make transfers between the investment options.


        CHARGE                WHEN CHARGE IS                     AMOUNT DEDUCTED
                                DEDUCTED            GUARANTEED CHARGE        CURRENT CHARGE
  Premium Charge(1)       Upon premium            7 percent of premium   4 percent of premium
                          payment                 payment                payment

  Policy Change           Upon change in Face     $100                   $60
  Transaction Charge      Amount, Death Benefit
                          option, or Risk Class

  Partial Surrender       Upon partial surrender  2 percent of amount    2 percent of amount
  Transaction Charge                              surrendered, not to    surrendered, not to
                                                  exceed $25             exceed $25

  Transfer Transaction    Upon transfer           $25 for each transfer  Currently, no transfer
  Charge                                                                 transaction charge is
                                                                         assessed


      CHARGE               WHEN CHARGE IS                       AMOUNT DEDUCTED
                              DEDUCTED              GUARANTEED CHARGE        CURRENT CHARGE
  Surrender Charge    Upon policy                For the Initial Face     For the Initial Face
                      Termination or full        Amount or any Face       amount or any Face
                      surrender of the Policy    Amount increase the      Amount increase the
                      within the first ten       sum of any remaining     sum of any remaining
                      Policy Years, or within    Policy Issue Charges     Policy Issue Charges
                      the first ten years of an  for the Initial Face     for the Initial Face
                      increase in Face           Amount or the Face       amount or the Face
                      Amount                     Amount increase, as      Amount increase, as
                                                 applicable, measured     applicable, measured
                                                 from policy              from policy
                                                 Termination or full      Termination or full
                                                 surrender to the end of  surrender to the end
                                                 the ten year surrender   of the ten year
                                                 charge period            surrender charge
                                                                          period


(1) The premium charge includes premium taxes that we are required to pay to the state in which this Policy is issued, which may range from 0 percent to
    2.5 percent.

       PERIODIC CHARGES OTHER THAN INVESTMENT OPTION OPERATING EXPENSES

The next tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including fees and expenses of the variable investment options.


        CHARGE                   WHEN CHARGE IS                      AMOUNT DEDUCTED
                                   DEDUCTED             GUARANTEED CHARGE         CURRENT CHARGE
  Monthly Policy            Monthly                   $12 plus $0.0125 per    $8
  Charge                                              $1,000 of Face Amount

  Policy Issue
  Charge(1)

    Maximum                 Monthly, within the       $0.53 per $1,000 of     $0.53 per $1,000 of
    Charge(2)               first ten Policy Years,   Initial Face Amount or  Initial Face Amount or
                            and within the first ten  Face Amount increase    Face Amount increase
                            years of an increase in
                            Face Amount

    Minimum                 Monthly, within the       $0.04 per $1,000 of     $0.04 per $1,000 of
    Charge(3)               first ten Policy Years,   Initial Face Amount or  Initial Face Amount or
                            and within the first ten  Face Amount increase    Face Amount increase
                            years of an increase in
                            Face Amount

    Charge for Insured      Monthly, within the       $0.19 per $1,000 of     $0.19 per $1,000 of
    Age 35 in Male,         first ten Policy Years,   Initial Face Amount or  Initial Face Amount or
    Preferred Select        and within the first ten  Face Amount increase    Face Amount increase
    Non-Tobacco Risk        years of an increase in
    Class, with             Face Amount
    Increasing Option
    death benefit


        CHARGE                  WHEN CHARGE IS                       AMOUNT DEDUCTED
                                  DEDUCTED             GUARANTEED CHARGE          CURRENT CHARGE
  Cost of Insurance
  Charge(4)

    Maximum                 Monthly                 $83.33 per $1,000 of      $70.00 per $1,000 of
    Charge(5)                                       Net Amount at Risk        Net Amount at Risk

    Minimum                 Monthly                 $0.015 per $1,000 of      $.005 per $1,000 of
    Charge(6)                                       Net Amount at Risk(7)     Net Amount at Risk

    Charge for Insured      Monthly                 $0.14 per $1,000 of       $0.03 per $1,000 of
    Age 35 in Male,                                 Net Amount at Risk        Net Amount at Risk
    Preferred Select
    Non-Tobacco Risk
    Class

  Mortality and             Monthly                 .075 percent of the       .030 percent of the
  Expense Risk Charge                               Policy Accumulation       Policy Accumulation
                                                    Value                     Value in Policy Years
                                                                              1-10, and no charge
                                                                              thereafter

  Indexed Account           Monthly                 0.05 percent of the       0.02 percent of the
  Charge(8)                                         Accumulation Value in     Accumulation Value
                                                    Fixed Indexed             in Fixed Indexed
                                                    Accounts and Interim      Accounts and Interim
                                                    Account                   Account

  Cash Extra Charge(9)

    Maximum Charge          Monthly                 $100 per $1,000 of        $100 per $1,000 of
                                                    Face Amount               Face Amount

    Minimum Charge          Monthly                 $0                        $0

    Charge for Insured      Monthly                 $0.01 per $1,000 of       $0.01 per $1,000 of
    Age 35 in Male,                                 Initial Face Amount       Initial Face Amount
    Preferred Select
    Non-Tobacco Risk
    Class, Impaired
    Driving History

  Net Fixed Interest        Annually, on each       For policies in force     For policies in force
  Rate Policy Loan          Policy Anniversary,     less than ten years, 1.0  less than ten years,
  Interest Charge(10)       and upon a policy loan  percent annual rate of    1.0 percent annual
                            transaction, full       interest on outstanding   rate of interest on
                            surrender, policy       policy fixed rate loan    outstanding policy
                            Termination or death    balance. For policies in  fixed rate loan
                            of the Insured          force more than ten       balance. For policies
                                                    years, 0.10 percent       in force more than ten
                                                    annual rate of interest   years, 0.10 percent
                                                    on outstanding policy     annual rate of interest
                                                    fixed rate loan balance.  on outstanding policy
                                                                              fixed rate loan
                                                                              balance.


        CHARGE                WHEN CHARGE IS                  AMOUNT DEDUCTED
                                DEDUCTED             GUARANTEED CHARGE      CURRENT CHARGE
  Variable Rate Policy    Annually, on each       The greater of:               4.25%
  Loan Interest Charge    Policy Anniversary,
                          and upon a policy loan  (1) the published
                          transaction, full       monthly average
                          surrender, policy       (Moody's Corporate
                          Termination or death    Bond Yield Average-
                          of the Insured          Monthly Average
                                                  Corporates) as
                                                  published by Moody's
                                                  Investors Service, Inc.
                                                  or its successor for the
                                                  calendar month ending
                                                  two months prior to
                                                  the date the rate of
                                                  interest for the policy
                                                  loan is determined, and

                                                  (2) the guaranteed
                                                  interest rate for the
                                                  Guaranteed Interest
                                                  Account plus one (1)
                                                  percent per annum.



(1) The Policy Issue Charge varies based on the insured's gender, Risk Class, age, and the Death Benefit option chosen. The Policy Issue Charges shown in the table may not be representative of the charge you will pay. Your Policy's schedule page indicates your Policy Issue Charge applicable to your Policy. More information about the Policy Issue Charge is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.
(2) The maximum Policy Issue Charge assumes that the insured has the following characteristics: Male, Preferred Select Risk Class, Age 80, Level Option Death Benefit.
(3) The minimum Policy Issue Charge assumes that the insured has the following characteristics: Male, Preferred Non-Tobacco Risk Class, Age 0, Level Option Death Benefit.
(4) The Cost of Insurance Charge will vary based on the insured's gender, Risk Class, and age. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. The Policy data pages of your Policy will indicate the guaranteed Cost of Insurance Charge applicable to your Policy, and more detailed information concerning your Cost of Insurance Charge is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.
(5) The maximum Cost of Insurance Charge assumes the insured has the following characteristics: Male, Standard Non-Tobacco, Age 120.
(6) The minimum Cost of Insurance Charge assumes the insured has the following characteristics: Female, Preferred Non-Tobacco, Age 6.
(7) The Net Amount at Risk is equal to the Death Benefit payable divided by the Net Amount at Risk divisor, as shown on the policy data pages of your Policy, minus Policy Accumulation Value.

(8) The Indexed Account Charge is assessed to help cover administrative and other expenses associated with making available the Fixed Indexed Accounts.

(9) The Cash Extra Charge is uniquely determined for each insured and may vary based on such factors as the insured's gender, Risk Class and age. The charge compensates us for providing the Death Benefit under the Policy where the insured presents a heightened or increased level of mortality risk as a result of an outstanding medical condition (e.g., cancer that is in remission) or an occupation or activity (e.g., sky-diving). We will assess the Cash Extra Charge only for the period of time necessary to compensate us for the heightened mortality risk we would bear as a result of an insured's outstanding medical condition, occupation or activity. Under most Policies, we do not assess a Cash Extra Charge. The Cash Extra Charge shown in the table may not be typical of the charge you will pay. The Policy data pages of your Policy will indicate the guaranteed Cash Extra Charge applicable to your Policy. More detailed information concerning whether a Cash Extra Charge applies is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.
(10)We charge interest on Policy loans, but we also credit interest on the Fixed Loan Account value we hold as collateral on Policy loans. The Net Policy Loan Interest Charge represents the difference (cost) between the gross loan interest rate charge of three percent (3.0 percent) and the interest credited on the Fixed Loan Account Accumulation Value, which is an annual rate of two percent (2.0 percent) for Policies held less than ten years and an annual rate of two and nine-tenths percent (2.9 percent) for Policies held more than ten years.



     CHARGE FOR             WHEN CHARGE IS               AMOUNT DEDUCTED
     AGREEMENT(1)             DEDUCTED       GUARANTEED CHARGE       CURRENT CHARGE
  Waiver of Premium
  Agreement

    Maximum                    Monthly      $0.51 per $1,000 of   $0.51 per $1,000 of
    Charge(2)                               Face Amount           Face Amount

    Minimum                    Monthly      $0.01 per $1,000 of   $0.01 per $1,000 of
    Charge(3)                               Face Amount           Face Amount

    Charge for Insured         Monthly      $0.035 per $1,000 of  $0.035 per $1,000 of
    Age 30 in Male,                         Face Amount           Face Amount
    Standard
    Non-Tobacco Risk
    Class, with
    Increasing Option
    Death Benefit

  Waiver of Charges
  Agreement

    Maximum                    Monthly      $0.38 per $1,000 of   $0.38 per $1,000 of
    Charge(4)                               Face Amount           Face Amount

    Minimum                    Monthly      $0.01 per $1,000 of   $0.01 per $1,000 of
    Charge(5)                               Face Amount           Face Amount

    Charge for Insured         Monthly      $0.025 per $1,000 of  $0.025 per $1,000 of
    Age 30 in Male,                         Face Amount           Face Amount
    Standard
    Non-Tobacco Risk
    Class, with
    Increasing Option
    Death Benefit


     CHARGE FOR              WHEN CHARGE IS                AMOUNT DEDUCTED
     AGREEMENT(1)              DEDUCTED        GUARANTEED CHARGE       CURRENT CHARGE
  Term Insurance
  Agreement

    Maximum                 Monthly           $83.33 per $1,000 of  $22.57 per $1,000 of
    Charge(6)                                 Net Amount at Risk    Net Amount at Risk

    Minimum                 Monthly           $0.015 per $1,000 of  $0.008 per $1,000 of
    Charge(7)                                 Net Amount at Risk    Net Amount at Risk

    Charge for Insured      Monthly           $0.22 per $1,000 of   $0.07 per $1,000 of
    Age 45 in Male,                           Net Amount at Risk    Net Amount at Risk
    Preferred Select
    Non-Tobacco Risk
    Class, with
    Increasing Option
    Death Benefit

  Children's Term           Monthly           $0.40 per $1,000 of   $0.40 per $1,000 of
  Agreement                                   coverage              coverage

  Overloan Protection
  Agreement

    Maximum                 Upon exercise of  7 percent of Policy   5 percent of Policy
    Charge(8)               Agreement         Accumulation Value    Accumulation Value
                                              upon exercise of      upon exercise of
                                              Agreement             Agreement

    Minimum                 Upon exercise of  7 percent of Policy   5 percent of Policy
    Charge(9)               Agreement         Accumulation Value    Accumulation Value
                                              upon exercise of      upon exercise of
                                              Agreement             Agreement

    Charge for Insured      Upon exercise of  7 percent of Policy   4 percent of Policy
    Age 75 in Male,         Agreement         Accumulation Value    Accumulation Value
    Standard                                  upon exercise of      upon exercise of
    Non-Tobacco Risk                          Agreement             Agreement
    Class

  Early Values              Monthly           0.05 percent of the   0.01 percent of the
  Agreement(10)                               Accumulation Value    Accumulation Value
                                              less Policy loan      less Policy loan

  Guaranteed
  Insurability
  Option(11)

    Maximum                 Monthly           $0.192 per $1,000 of  $0.192 per $1,000 of
    Charge(12)                                additional coverage   insurance coverage

    Minimum                 Monthly           $0.032 per $1,000 of  $0.032 per $1,000 of
    Charge(13)                                additional coverage   insurance coverage

     CHARGE FOR             WHEN CHARGE IS                AMOUNT DEDUCTED
     AGREEMENT(1)             DEDUCTED        GUARANTEED CHARGE       CURRENT CHARGE

    Charge for Insured         Monthly      $0.044 per $1,000 of   $0.044 per $1,000 of
    Age 7 in Male,                          additional coverage    insurance coverage
    Preferred
    Non-Tobacco Risk
    Class
  Long Term Care
  Agreement(14)

    Maximum                    Monthly      $3.619 per $1,000 of   $2.353 per $1,000 of
    Charge(15)                              long term care Net     long term care Net
                                            Amount at Risk         Amount at Risk

    Minimum                    Monthly      $0.018 per $1,000 of   $0.00625 per $1,000
    Charge(16)                              long term care Net     of long term care Net
                                            Amount at Risk         Amount at Risk

    Charge for Insured         Monthly      $0.287167 per $1,000   $0.11 per $1,000 of
    Age 55 in Male,                         of long term care Net  long term care Net
    Standard                                Amount at Risk         Amount at Risk
    Non-Tobacco Risk
    Class

  Inflation
  Agreement(17)

    Maximum Charge             Monthly      $5.00                  $5.00

    Minimum Charge             Monthly      $0.50                  $0.50

    Current Charge for         Monthly      $0.83                  $0.83
    all Insureds



(1) The charges for the Waiver of Premium Agreement, Waiver of Charges Agreement, Term Insurance Agreement, Interest Accumulation Agreement, Guaranteed Insurability Option and Long Term Care Agreement vary based on the insured's gender, Risk Class, age, and Death Benefit option. The charge for the Overloan Protection Agreement varies based on the insured's gender, Risk Class, Age, and Accumulation Value under the Policy upon exercise of the Agreement. The charges shown in the table may not be typical of the charges you will pay. More detailed information regarding the charges for the supplemental Agreements is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.
(2) The maximum Waiver of Premium Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, Age 59, Level Option Death Benefit.
(3) The minimum Waiver of Premium Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, Age 0, Level Option Death Benefit.
(4) The maximum Waiver of Charges Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, Age 59, Increasing
    Option Death Benefit.
(5) The minimum Waiver of Charges Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, Age 0, Level Option Death Benefit.
(6) The maximum Term Insurance Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, Age 120, Level Option Death Benefit.
(7) The minimum Term Insurance Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, Age 5, Level Option Death Benefit.

(8) The maximum Overloan Protection Charge assumes that the insured has the following characteristics: Male, Standard Tobacco, Age 70.
(9) The minimum Overloan Protection Charge assumes that the insured has the following characteristics: Female, Preferred Select, Age 99.
(10)For purposes of determining the charge for this Agreement, Policy Loan Interest that has accrued, but which has not been paid or added to the Fixed Loan Account, will be included as part of the policy loan being subtracted from the Accumulation Value. The minimum and maximum charge for the Early Values Agreement is not affected by the age, Risk Class, gender or other characteristics of the insured. The minimum charge for this Agreement is also the current charge of 0.01 percent of the unloaned Accumulation Value.
(11)The charge shown for the Guaranteed Insurability Option (GIO) is a monthly charge for the option to purchase, on the available option dates, the additional insurance coverage, which is also referred to as the additional coverage layers, elected by the Policy Owner when the GIO is purchased. See the Guaranteed Insurability Option discussion in the section entitled "Policy Charges -- Charges for Agreements." The charge will apply from the date the GIO is added to the Policy until the date the GIO terminates, which generally occurs on the last specified option date (which is generally the Policy Anniversary nearest the insured's fortieth birthday). The GIO charge varies based upon the insured's gender, Risk Class, age and the amount of additional coverage layer that is elected when the GIO is purchased.
(12)The maximum charge for this option assumes that the insured has the following characteristics: Male, Standard Non-Tobacco, Age 37.
(13)The minimum charge for this option assumes that the insured has the following characteristics: Male, Standard Non-Tobacco, Age 0.
(14)The monthly charge for the Long Term Care Agreement is calculated by multiplying the monthly rate by the long term care Net Amount at Risk and dividing by one thousand. The long term care Net Amount at Risk is equal to the greater of i) zero or ii) an amount that is calculated monthly using the LTC amount chosen by you when you purchase the Agreement. Long term care Net Amount at Risk is calculated by subtracting a portion of the Accumulation Value from the LTC amount. The portion of Accumulation Value for this calculation is found by multiplying the Accumulation Value, as of the date we take the charge, by a fraction, the numerator of which is the LTC amount and denominator is the Policy Face Amount. See the Long Term Care Agreement discussion in the Section entitled "Policy Charges -- Charges for Agreements."
(15)The maximum Long Term Care Agreement Charge assumes that the insured has the following characteristics: Female, Standard Tobacco, Issue Age 80, 4% monthly benefit.
(16)The minimum Long Term Care Agreement Charge assumes that the insured has the following characteristics: Female, Preferred Non-Tobacco, Issue Age 20, 2% monthly benefit.
(17)The charge shown for the Inflation Agreement is a monthly charge for the ability to increase your Policy Face Amount every three years without underwriting, based upon changes in the Consumer Price Index. See the Inflation Agreement discussion in the section entitled "Policy Charges -- Charges for Agreements." The charge will apply from the date the Inflation Agreement is added to the policy until the date the Inflation Agreement terminates. The Inflation Agreement charge is the same for all genders, Risk Classes, and Ages.

* Unless otherwise stated, the Guaranteed Charge is the maximum Periodic Charge that may be assessed under the Policy.

               TOTAL ANNUAL OPERATING EXPENSES OF THE FUNDS/(1)/

The next table shows the minimum and maximum expenses (as a percentage of Portfolio assets) charged by any of the Portfolios for the fiscal year ended December 31, 2011. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.(2)

                                    CHARGE                                        MINIMUM MAXIMUM(3)
  Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets include management fees, distribution [and/or service]
  (12b-1) fees, and other expenses)                                                0.23%     1.00%

(1) The table showing the range of expenses for the Portfolios takes into account the expenses of the Ibbotson ETF Asset Allocation Portfolios, each of which is a "fund of funds." "Fund of funds" Portfolios purchase shares of other funds, each of which are referred to as an "Acquired Fund." A "fund of funds" has its own set of operating expenses, as does each of the Acquired Funds in which it invests. In the case of the Ibbotson ETF Asset Allocation Portfolios, the Acquired Funds are exchange traded funds of ETFs. In determining the range of the Portfolio expenses, we have taken into account the information received from Ibbotson on the combined actual expenses for each such "fund of funds," which include the pro rata portion of the fees and expenses incurred indirectly by any of the Ibbotson ETF Asset Allocation Portfolios as a result of its investment in shares of one or more Acquired Funds. See the prospectuses for the Ibbotson ETF Asset Allocation Portfolios for a presentation of the applicable Acquired Fund fees and expenses.
(2) If the Policy Owner is deemed to have engaged in "market-timing" the Funds may assess redemption fees. See "Market-Timing and Disruptive Trading."

(3) The minimum and maximum Total Annual Portfolio Company Operating Expense figures in the above table do not reflect the effect of any fee waiver or expense reimbursement arrangement.

GENERAL DESCRIPTIONS

MINNESOTA LIFE INSURANCE COMPANY

We are Minnesota Life Insurance Company, a life insurance company organized under the laws of Minnesota. Our Home Office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: 651-665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia, Puerto Rico and Guam.

INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

On June 12, 2007, our Board of Directors established the Minnesota Life Individual Variable Universal Life Account, as a separate account in accordance with Minnesota insurance law. The Variable Account is registered as a "unit investment trust" with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"), but registration does not signify that the SEC supervises the management, or the investment practices or policies, of the Variable Account. The Variable Account meets the definition of a "separate account" under the federal securities laws.


We are the legal Owner of the assets in the Variable Account. Minnesota Life is obligated to pay all amounts promised to Policy Owners and Beneficiaries under the Policies. The Minnesota law under which the Variable Account was established provides that the assets of the Variable Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable universal life insurance policies for which the Variable Account was established. The investment performance of the Variable Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish.

The Variable Account currently has 13 Sub-Accounts to which you may allocate Net Premiums. Each Sub-Account invests in shares of a corresponding Portfolio of the Funds.


THE FUNDS

Below is a list of the Portfolios and their investment adviser and/or sub-adviser, and investment objective. Prospectuses for the Portfolios accompany this prospectus. Prospectuses for the Portfolios contain more detailed information about each Portfolio, including discussion of the Portfolio's investment techniques and risks associated with its investments. No assurance can be given that a Portfolio will achieve its investment objective. You should carefully read the prospectuses for the Portfolios before investing in the Policy.

                                                      INVESTMENT                               INVESTMENT
            FUND/PORTFOLIO                     ADVISER AND SUB-ADVISER                         OBJECTIVE
            --------------                      -----------------------                        ----------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Small Cap Value Securities     Franklin Advisory Services, LLC         Seeks long term total return.
Fund, Class 1 Shares
FINANCIAL INVESTORS VARIABLE INSURANCE TRUST
Ibbotson Aggressive Growth ETF Asset    ALPS Advisors, Inc.                     Seeks capital appreciation.
Allocation Portfolio -- Class I Shares  Sub-Adviser: Ibbotson Associates, Inc.

Ibbotson Balanced ETF Asset Allocation  ALPS Advisors, Inc.                     Seeks capital appreciation and some
Portfolio -- Class I Shares             Sub-Adviser: Ibbotson Associates, Inc.  current income.

Ibbotson Conservative ETF Asset         ALPS Advisors, Inc.                     Seeks current income and preservation
Allocation Portfolio -- Class I Shares  Sub-Adviser: Ibbotson Associates, Inc.  of capital.

Ibbotson Growth ETF Asset Allocation    ALPS Advisors, Inc.                     Seeks capital appreciation.
Portfolio -- Class I Shares             Sub-Adviser: Ibbotson Associates, Inc.

Ibbotson Income and Growth ETF Asset    ALPS Advisors, Inc.                     Seeks current income and capital
Allocation Portfolio -- Class I Shares  Sub-Adviser: Ibbotson Associates, Inc.  appreciation.
IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
Ivy Funds VIP Asset Strategy            Waddell & Reed Investment               Seeks high total return over the long
                                        Management Co.                          term.
SECURIAN FUNDS TRUST
Advantus Bond Fund -- Class 1 Shares    Advantus Capital Management, Inc.       Seeks high level of long term total rate
                                                                                of return as is consistent with prudent
                                                                                investment risk; preservation of capital
                                                                                is a secondary objective.

Advantus Index 400 Mid-Cap Fund --      Advantus Capital Management, Inc.       Seeks investment results generally
Class 1 Shares                                                                  corresponding to the aggregate price
                                                                                and dividend performance of publicly
                                                                                traded stocks that comprise the
                                                                                Standard & Poor's 400 MidCap Index
                                                                                (the S&P 400).
Advantus Index 500 Fund -- Class 1      Advantus Capital Management, Inc.       Seeks investment results that
Shares                                                                          correspond generally to the price and
                                                                                yield performance of common stocks
                                                                                included in the Standard & Poor's 500
                                                                                Composite Stock Price Index (the S&P
                                                                                500).

                                                       INVESTMENT                              INVESTMENT
            FUND/PORTFOLIO                       ADVISER AND SUB-ADVISER                        OBJECTIVE
            --------------                       -----------------------                        ----------

Advantus Real Estate Securities Fund --  Advantus Capital Management, Inc.        Seeks above average income and long
Class 1 Shares                                                                    term growth of capital.
VANGUARD(R) VARIABLE INSURANCE FUND
International Portfolio                  Schroder Investment Management           Seeks long term capital appreciation.
                                         North America, Inc. and Baillie Gifford
                                         Overseas Ltd

Small Company Growth Portfolio           Granahan Investment Management,          Seeks long term capital appreciation.
                                         Inc. and Grantham, Mayo, Van
                                         Otterloo & Co. LLC


ADDITIONS, DELETIONS OR SUBSTITUTIONS

We reserve the right to add, combine or remove any Sub-Accounts of the Variable Account and to transfer the assets of one or more Sub-Accounts to any other Sub-Account as permitted by law. Each additional Sub-Account will purchase shares in a new Portfolio or mutual fund. Such Sub-Accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the Sub-Accounts of the Variable Account. New investment options will be made available to existing Policy Owners as we determine in our sole discretion.

We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the Sub-Accounts of the Variable Account. If investment in a Fund Portfolio should no longer be possible or if we determine it becomes inappropriate for Policies of this class, we may substitute another mutual fund or Portfolio for a Sub-Account. Substitution may be made with respect to existing Accumulation Values and future premium payments. A substitution may be made only with any necessary approval of the SEC.


We reserve the right to transfer assets of the Variable Account as determined by us to be associated with the Policies to another separate account. A transfer of this kind may require the approvals of state regulatory authorities and the SEC.


We also reserve the right, when permitted by law, to de-register the Variable Account under the 1940 Act, to restrict or eliminate any voting rights of the Policy Owners, to combine the Variable Account with one or more of our other separate accounts, operate the Variable Account or a Sub-Account as either a unit investment trust or management company under the 1940 Act, or in any other form allowed by law, terminate and/or liquidate the Variable Account, and make any changes to the Variable Account to conform with, or required by any change in, federal tax law, the 1940 Act and regulations promulgated thereunder, or any applicable federal or state laws.

The Funds serve as the underlying investment medium for amounts invested in life insurance company separate accounts funding both variable life insurance policies and variable annuity contracts issued by Minnesota Life and by other affiliated and unaffiliated life insurance companies, and as investment medium to fund plan benefits for participating qualified plans. It is possible that there may be circumstances where it is disadvantageous for either: (i) the Owners of variable life insurance policies and variable annuity contracts to invest in one of the Funds at the same time, or (ii) the Owners of such policies and contracts issued by different life insurance companies to invest in one of the Funds at the same time or (iii) participating qualified plans to invest in shares of one of the Funds at the same time as one or more life insurance companies. Neither the Funds nor Minnesota Life currently foresees any disadvantage, but if one of the Funds determines that there is any such disadvantage due to a material conflict of interest between such Policy owners and contract owners, or between different life insurance companies, or between participating qualified plans and one or more life insurance companies, or for any other reason, the Fund's board of directors will notify the life insurance companies and participating qualified plans of such conflict of interest or other applicable event. In that event, the life insurance companies or participating qualified plans may be required to sell the applicable Funds' shares with respect to certain groups of Policy Owners or contract owners, or certain participants in participating qualified plans, in order to resolve any conflict. The life insurance companies and participating qualified plans will bear the entire cost of resolving any material conflict of interest.


THE GUARANTEED INTEREST ACCOUNT, THE FIXED INDEXED ACCOUNTS AND THE FIXED LOAN ACCOUNT


The Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account are part of our General Account. Our General Account consists of all assets owned by us other than those in the Variable Account and any other separate accounts which we may establish.

Because of exemptive and exclusionary provisions, interests in our General Account have not been registered as securities under the Securities Act of 1933, and the General Account has not been registered as an investment company under the 1940 Act. However, disclosures regarding the Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


Interests in the Fixed Indexed Accounts have not been registered with the SEC. Minnesota Life believes that there are sufficient insurance elements and guarantees with respect to interests in the Fixed Indexed Accounts to qualify for an exemption from registration under the federal securities laws for insurance.


The Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account are those portions of our general assets which are attributable to the Policy and other policies of its class. The description is for accounting purposes only and does not represent a division of our General Account for the specific benefit of policies of this class. Allocations to the Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account become part of our general assets and are used to support insurance and annuity obligations and are subject to the claims of our creditors. Subject to applicable law, we have sole discretion over the investment of assets of the Guaranteed Interest Account, the Fixed Indexed Accounts and the Fixed Loan Account. Policy Owners do not share in the actual investment experience of the assets in our General Account.


INVESTORS LOOK TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS INSURANCE GUARANTEES. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.


You may allocate a portion or all of the Net Premiums or transfer Accumulation Value from the Sub-Accounts of the Variable Account to accumulate at a fixed rate of interest in the Guaranteed Interest Account. We guarantee such amounts as to principal and a minimum rate of interest. You may also allocate all of the Net Premiums or transfer Accumulation Value to either or both of the Fixed Indexed Accounts.

Transfers among and between the Guaranteed Interest Account, the Fixed Indexed Accounts and the Sub-Accounts of the Variable Account are subject to certain limitations with respect to timing and amount. These limitations are described under the "Transfers" section of this prospectus.

GUARANTEED INTEREST ACCOUNT. We bear the full investment risk for amounts allocated to the Guaranteed Interest Account and guarantee that interest credited to each Owner's Accumulation Value in the Guaranteed Interest Account will not be less than an annual rate of interest of 2 percent without regard to the actual investment experience of the Guaranteed Interest Account. We may, at our sole discretion, credit a higher rate of interest, although we are not obligated to credit interest in excess of 2 percent per year, and may not do so. Any interest credited on the Policy's Accumulation Value in the Guaranteed Interest Account in excess of the guaranteed minimum interest rate will be determined at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum interest rate.

FIXED INDEXED ACCOUNTS. Each Fixed Indexed Account is comprised of Segments. A Segment is established when you allocate Net Premium to a Fixed Indexed Account on an Interim Account Transfer Date, transfer Accumulation Value from the Interim Account to a Fixed Indexed Account on an Interim Account Transfer Date or rollover Accumulation Value from a prior Segment to a new Segment. Each Segment has a duration of one year, known as an Index Credit Term.

We do not allow additional allocations of Net Premium or Accumulation Value to a Segment during the Index Credit Term and you may not transfer Accumulation Value from a Segment to any other Investment Option under the Policy until the end of an Index Credit Term. At the end of an Index Credit Term, we will automatically transfer your Accumulation Value in the Segment to a new Segment unless you have instructed us to transfer the Accumulation Value to one or more other Investment Options available under the Policy prior to the end of the Index Credit Term.

We credit interest to your Accumulation Value in each Segment, known as an Index Credit. At the end of an Index Credit Term, we credit an Index Credit based in part on any positive change in the S&P 500(R), excluding dividends, over the Index Credit Term. We do not credit negative interest to Accumulation Value in a Segment, which means that if there is a negative change in the value of S&P 500(R) over the Index Credit Term, we will not reduce your Accumulation Value in that Segment to reflect the negative change in the S&P 500(R). However, in that case, we will also not credit any Index Credit to your Accumulation Value in the Segment.

Each Segment is subject to a Participation Rate. The Participation Rate is a percentage of a positive change in the S&P 500(R) or the Growth Cap that we use to calculate Index Credits that we credit your Accumulation Value in a Segment. The Participation Rates for Segments in Fixed Indexed Account A and Fixed Indexed Account B are 100% and 140%, respectively. We guarantee that the Participation Rate for either Fixed Indexed Account will not be less than 100%.

The Growth Cap is the highest positive percentage change in the value of the S&P 500(R) over an Index Credit Term that we will use in determining the amount of an Index Credit. If the actual positive percentage change in value of the S&P 500(R) over the Index Credit Term is higher than the Growth Cap, we will use the Growth Cap to determine the Index Credit. In that case, we will multiply the Growth Cap by the Participation Rate to determine the Index Credit rate. We will then multiply the Index Credit rate by your Accumulation Value in the Segment at the end of the Index Credit Term to determine the amount of the Index Credit. If the positive percentage change in value of the S&P 500(R) is less than the Growth Cap, we would use the percentage change in value of the S&P 500(R) to determine the Index Credit rate and Index Credit.


The Growth Cap for Segments in each Fixed Indexed Account is subject to change at the Company's discretion, but we guarantee that the Growth Cap for Fixed Indexed Account A will not be lower than an annual rate of interest of 2% and the Growth Cap for Fixed Indexed Account B will not be lower than an annual rate of interest of 1.43%. The Growth Cap for Segments in Fixed Indexed Account A and Fixed Indexed Account B are currently 13% and 8%, respectively. We will notify you in your

Annual Report or by other written notice of the Growth Cap and Participation Rate for new Segments beginning after the date of the Annual Report.


The way we calculate Index Credits is different from the way Accumulation Value allocated to the Variable Account, such as the Advantus Index 500(R) Fund Sub-Account, is calculated. The Advantus Index 500(R) Fund Sub-Account invests in the Advantus Index 500(R) Fund, whose investment strategy is to invest at least 80% of its assets in equity securities of companies that are included in the S&P 500(R) Index. Accumulation value allocated to the Advantus Index 500(R) Fund Sub-Account is valued daily based on the net asset value of the underlying Advantus Index 500(R) Fund. The Advantus Index 500(R) Fund Sub-Account reflects changes in the net asset value of the underlying Advantus Index 500(R) Fund.

Conversely, the Fixed Indexed Accounts are part of the Company's General Account. Investment of General Account assets is at Minnesota Life's sole discretion, subject to applicable law and regulation. Index Credits credited to Segments of either Fixed Indexed Account are linked to the performance of the S&P 500(R) (without dividends). We use a one-year point-to-point interest crediting strategy that credits interest based on the percentage change in value of the S&P 500(R) (without dividends) between two points in time over a one year period, the Index Credit Term, or the Growth Cap, subject to a Participation Rate, as described above.

There is no guarantee that any Index Credit will be credited to your Accumulation Value in a Segment at the end of an Index Credit Term.

EXAMPLES. Set forth below are three examples that show how we calculate Index Credits for a Segment allocated to Fixed Indexed Account A. The first example shows how we calculate an Index Credit when the Index increases over the Index Credit Term, but the percentage increase in the Index does not exceed the Growth Cap. The second example shows how we calculate an Index Credit when the Index increases over the Index Credit Term and the percentage increase in the Index is greater than the Growth Cap. The third example shows how we calculate Index Credits when there is a decline in the Index over the Index Credit Term.

FIXED INDEXED ACCOUNT A


EXAMPLE 1:  GROWTH CAP RATE EXCEEDS PERCENTAGE INCREASE FOR INDEX

Assumptions:

  .  The value of the S&P 500(R) on the Segment Date is 1,000;

  .  The value of the S&P 500(R) at the end of the Index Credit Term is 1,050;

  .  The Growth Cap for the Segment is 13%, or 0.13;

  .  The Participation Rate for the Segment is 100%; and


  . The Accumulation Value under the Segment at the end of the Index Credit Term is $10,000.


First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500(R) on the Segment Date (1,000) from the value of the S&P 500(R) at the end of the Index Credit Term (1,050). We divide the result (50) by the value of the S&P 500(R) on the Segment Date (1,000).

                               1,050 - 1,000
                       -----------------------=   5.00%
                               1,000

Second, we multiply the lesser of the result (5.00%) and the Growth Cap (13.00%) by the Participation Rate (100%). In this case, the result is lower than the Growth Cap, so we multiple the result (5.00%) by the Participation Rate (100%) to determine the Index Credit rate (5.00%).

Third, we determine the amount of the Index Credit. We multiply the Index Credit rate (5.00%) by the Accumulation Value under the Segment at the end of the Index Credit Term ($10,000).


                           5.00% X $10,000  =   $500


The Segment earned a $500.00 Index Credit. Thus, the Accumulation Value after we credit the Index Credit equals $10,500 ($10,000 + $500).


EXAMPLE 2:  PERCENTAGE INCREASE OF INDEX EXCEEDS GROWTH CAP

Assumptions are the same as Example 1, except:

  .  The value of the S&P 500(R) at the end of the Index Credit Term is 1,200.

First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500(R) on the Segment Date (1,000) from the value of the S&P 500(R) at the end of the Index Credit Term (1,200). We divide the result (200) by the value of the S&P 500(R) on the Segment Date (1,000).

                               1,200 - 1,000
                       -----------------------=   20.00%
                               1,000

Second, we multiply the lesser of the result (20.00%) and the Growth Cap (13.00%) by the Participation Rate (100%). In this case, the result is higher than the Growth Cap, so we multiple the Growth Cap (13.00%) by the Participation Rate (100%) to determine the Index Credit rate (13.00%).


Third, we determine the amount of the Index Credit. We multiply the Index Credit rate (13.00%) by the Accumulation Value under the Segment at the end of the Index Credit Term ($10,000).


                         13.00% X $10,000  =   $1,300


The Segment earned a $1,300 Index Credit. Thus, the Accumulation Value after we credit the Index Credit equals $11,300 ($10,000 + $1,300).


EXAMPLE 3:  INDEX DECLINES

Assumptions are the same as Example 1, except:

  .  The value of the S&P 500(R) at the end of the Index Credit Term is 700.

First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500(R) on the Segment Date (1,000) from the value of the S&P 500(R) at the end of the Index Credit Term (700). We divide the result (-300) by the value of the S&P 500(R) on the Segment Date (1,000).

                               700 - 1,000
                       ---------------------=   -30.00%
                              1,000

Since the Index Credit cannot be less than zero, a 0% Index Credit rate is used.


The Segment earned a $0 Index Credit. Thus, the Accumulation Value after we calculate the amount of the Index Credit equals $10,000 ($10,000 + $0).

EXAMPLES. Set forth below are three examples that show how we calculate Index Credits for a Segment allocated to Fixed Indexed Account B. The first example shows how we calculate an Index Credit when the Index increases over the Index Credit Term, but the percentage increase in the Index does not exceed the Growth Cap. The second example shows how we calculate an Index Credit when the Index increases over the Index Credit Term and the percentage increase in the Index is greater than the Growth Cap. The third example shows how we calculate Index Credits when there is a decline in the Index over the Index Credit Term.

FIXED INDEXED ACCOUNT B

EXAMPLE 1:  GROWTH CAP RATE EXCEEDS PERCENTAGE INCREASE FOR INDEX

Assumptions:

  .  The value of the S&P 500(R) on the Segment Date is 1,000;

  .  The value of the S&P 500(R) at the end of the Index Credit Term is 1,050;

  .  The Growth Cap for the Segment is 8%, or 0.08;

  .  The Participation Rate for the Segment is 140%; and

  . The Accumulation Value under the Segment at the end of the Index Credit Term is $10,000.

First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500(R) on the Segment Date (1,000) from the value of the S&P 500(R) at the end of the Index Credit Term (1,050). We divide the result (50) by the value of the S&P 500(R) on the Segment Date (1,000).



                              (1,050 - 1,000)
                      -------------------------=   5.00%
                               1,000



Second, we multiply the lesser of the result (5.00%) and the Growth Cap (8.00%) by the Participation Rate (140%). In this case, the result is lower than the Growth Cap, so we multiple the result (5.00%) by the Participation Rate (140%) to determine the Index Credit rate (7.00%).

Third, we determine the amount of the Index Credit. We multiply the Index Credit rate (7.00%) by the Accumulation Value under the Segment at the end of the Index Credit Term ($10,000).



                           7.00% X $10,000  =   $700



The Segment earned a $700.00 Index Credit. Thus, the Accumulation Value after we credit the Index Credit equals $10,700 ($10,000 + $700).

EXAMPLE 2:  PERCENTAGE INCREASE OF INDEX EXCEEDS GROWTH CAP

Assumptions are the same as Example 1, except:

  .  The value of the S&P 500(R) at the end of the Index Credit Term is 1,200.

First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500(R) on the Segment Date (1,000) from the value of the S&P 500(R) at the end of the Index Credit Term (1,200). We divide the result (200) by the value of the S&P 500(R) on the Segment Date (1,000).



                              (1,200 - 1,000)
                      -------------------------=   20.00%
                               1,000



Second, we multiply the lesser of the result (20.00%) and the Growth Cap (8.00%) by the Participation Rate (140%). In this case, the result is higher than the Growth Cap, so we multiply the Growth Cap (8.00%) by the Participation Rate (140%) to determine the Index Credit rate (11.20%).

Third, we determine the amount of the Index Credit. We multiply the Index Credit rate (11.20%) by the Accumulation Value under the Segment at the end of the Index Credit Term ($10,000).



                         11.20% X $10,000  =   $1,120



The Segment earned a $1,120 Index Credit. Thus, the Accumulation Value after we credit the Index Credit equals $11,120 ($10,000 + $1,120).

EXAMPLE 3: INDEX DECLINES

Assumptions are the same as Example 1, except:

  .  The value of the S&P 500(R) at the end of the Index Credit Term is 700.

First, we determine the rate at which the Index Credit will be applied. We subtract the value of the S&P 500(R) on the Segment Date (1,000) from the value of the S&P 500(R) at the end of the Index Credit Term (700). We divide the result (-300) by the value of the S&P 500(R) on the Segment Date (1,000).



                              (700 - 1,000)
                      -----------------------=   -30.00%
                              1,000



Since the Index Credit cannot be less than zero, a 0% Index Credit rate is used.

The Segment earned a $0 Index Credit. Thus, the Accumulation Value after we calculate the amount of the Index Credit equals $10,000 ($10,000 + $0).

GUARANTEED MINIMUM ACCOUNT VALUE. The Policy has a guaranteed minimum Accumulation Value that is available upon Termination or surrender of the Policy, the death of the insured, or maturity. We calculate the guaranteed minimum Accumulation Value for the Policy by crediting interest on the Accumulation Value in the Guaranteed Interest Account, the Interim Account, and Fixed Indexed Accounts, on a daily basis at a minimum annual rate of interest of 2%. Deductions for current monthly Policy charges, excluding the Indexed Account Charge, will reduce the guaranteed minimum Accumulation Value. In addition, partial surrenders from and transfers of Accumulation Value out of the Guaranteed Interest Account, Interim Account and Fixed Indexed Account options will reduce the guaranteed minimum Accumulation Value. A partial surrender of Accumulation Value from the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options will reduce the guaranteed minimum Accumulation Value by the amount withdrawn. Likewise, a transfer of Accumulation Value out of the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options will reduce the guaranteed minimum Accumulation Value by the amount transferred.

We will assess the Partial Surrender Transaction Charge and the Transfer Transaction Charge against the Policy's Accumulation Value in the same order as we assess other charges against Accumulation Value. This means that the guaranteed minimum Accumulation Value will only be affected by the Partial Surrender Transaction Charge and the Transfer Transaction Charge if the transfer occurs from the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options. See "Deduction of Accumulation Value Charges."

We use the guaranteed minimum Accumulation Value to calculate the Death Benefit payable on the death of the Insured, any amount payable upon Surrender of the Policy, upon Termination or maturity where the guaranteed minimum Accumulation Value exceeds the Accumulation Value under the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options. For purposes of calculating the Death Benefit or Surrender Value or amount payable upon Termination or maturity, we compare the guaranteed minimum Accumulation Value for the Guaranteed Interest Account, Interim Account and Fixed Indexed Account options against the Accumulation Value in each of those Accounts. Where the guaranteed minimum Accumulation Value exceeds the Accumulation Value in the investment option at the date of death of the insured, surrender, Termination or maturity of the Policy, we use the guaranteed minimum Accumulation Value to calculate the death benefit payable, surrender value of the Policy or amount payable upon Termination or maturity. Conversely, where the guaranteed minimum Accumulation Value is less than the Accumulation Value in the Guaranteed Interest Account, Interim Account or Fixed Indexed Account options, we will use the Accumulation Value to calculate the Death Benefit payable, surrender value of the Policy or amount payable upon

Termination or maturity. We will not use the guaranteed minimum Accumulation Value to calculate any other values under the Policy, including amounts available for policy loan or partial surrender.

The guaranteed minimum Accumulation Value will not extend the time Your Policy remains in force in the event of Policy Termination. In that event, we will send you the remaining guaranteed minimum Accumulation Value, less any outstanding Policy loan, Policy loan interest due, and any surrender charge that may apply, in the form of cash. If the guaranteed minimum Accumulation Value for the Guaranteed Interest Account, Interim Account or Fixed Indexed Account is less than the Accumulation Value for that option, we will not pay you any amount for that General Account option upon Termination of the Policy. The amount of cash you will receive upon Policy Termination will be the sum of the excess of the guaranteed minimum Accumulation Value over the Accumulation Value for each of the Guaranteed Interest Account, Interim Account and Fixed Indexed Account options.

EXAMPLE: The example below compares the calculation of the guaranteed minimum Accumulation Value and the Accumulation Value under the Fixed Indexed Accounts over a five year period.


------------------------------------------------------------------------------------------------------------

                          Fixed Indexed Account Information

      Participation Rate:            100%
      Growth
      Cap                             13%   (assumed constant over 5 year period)
      ------------------------------------------------------------------------------------------------------
                                                                                                Greater of
                                                                                   Guaranteed  Fixed Indexed
                                                                                    Minimum     Account and
        Annual                                                                    Accumulation  Guaranteed
      Increase in                                                    Accumulation Value (using    Minimum
       External                 Segment   Accumulation Value  Index  Value After  2% Interest  Accumulation
Year    Index      Growth Cap Growth Rate Before Index Credit Credit Index Credit   Credit)        Value

 1       -10%          13%        -10.00%          880           -        880          899           899

 2       -15%          13%        -15.00%        1,760           -      1,760        1,815         1,815

 3       10%           13%         10.00%        2,640         264      2,904        2,750         2,904

 4       16%           13%         13.00%        3,784         492      4,276        3,704         4,276

 5       20%           13%         13.00%        5,156         670      5,826        4,677         5,826
------------------------------------------------------------------------------------------------------------


Under the above example, if the insured were to die or the Owner were to surrender the Policy in the first two years, we would use the guaranteed minimum Accumulation Value to calculate the death benefit payable or Surrender Value of the Policy since in each of those years the guaranteed minimum Accumulation Value would exceed the Accumulation Value in the Fixed Indexed Accounts. We would also use the guaranteed minimum Accumulation Value to calculate the Death Benefit payable or Surrender Value of the Policy in the third year prior to the end of the Index Credit Term since the guaranteed minimum Accumulation Value would also exceed the Accumulation Value in the Fixed Indexed Accounts up to that point. Remember, we credit Index Credits only at the end of the Index Credit Term. After the end of the Index Credit Term in year three and for years four and five, the Accumulation Value in the Fixed Indexed Accounts would exceed the guaranteed minimum Accumulation Value. For those years, we would use the Accumulation Value in the Fixed Indexed Accounts to calculate the death benefit payable or Surrender Value of the Policy.

The example below shows the impact on both the guaranteed minimum Accumulation Value and the Accumulation Value under the Fixed Indexed Accounts when a partial surrender is requested.

EXAMPLE. In this example, a partial surrender is taken at the end of the second year where all of the Fixed Indexed Account Accumulation Value is withdrawn in a partial surrender of the Policy. This may occur only if there is sufficient Accumulation Value in the other Accounts to prevent the Policy from terminating. Since our policy is to take the partial surrender transaction charge from the remaining Accounts in the order specified for Accumulation Value Charges, the charge is ignored for purposes of this example. Using the values in the prior example shown above, if all of the Fixed

Indexed Account Accumulation Value of $1,760 is surrendered, the Fixed Indexed Account Accumulation Value will equal $0 and the guaranteed minimum Accumulation Value related to the Fixed Indexed Accounts will equal $55 ($1,815 of guaranteed minimum Accumulation Value less $1,760 of Accumulation Value withdrawn). Assuming at least one other Account has sufficient Accumulation Value to prevent the Policy from terminating, we will continue to credit interest at the guaranteed minimum rate on the remaining guaranteed minimum Accumulation Value related to the Fixed Indexed Accounts of $55 while the Policy remains in force. We will use the Fixed Indexed Account guaranteed minimum Accumulation Value of $55 plus accrued interest at the guaranteed minimum rate, as well as any additional guaranteed minimum Accumulation Value related to the Guaranteed Interest or the Interim Accounts, to compute surrender proceeds if the Policy is surrendered, to pay You in cash if the Policy terminates or to calculate the Death Benefit if the insured dies.

EXAMPLE. In the following example we illustrate the impact of the guaranteed minimum Accumulation Value when the Policy terminates. This example assumes the Policy Owner has allocated amounts to both the Guaranteed Interest Account and one or more of the Fixed Indexed Accounts while the Policy was in force, there are no outstanding Policy loans and no Surrender charges apply. The Policy terminates with the following Accumulation Value and guaranteed minimum Accumulation Value for the Guaranteed Interest Account and the Fixed Indexed
Accounts:



                                                       GUARANTEED MINIMUM
       ACCOUNT                      ACCUMULATION VALUE ACCUMULATION VALUE
       -------                      ------------------ ------------------
       Guaranteed Interest Account.         $0                $15
       Fixed Indexed Accounts......         $0                $55
                                            --                ---
          Total....................         $0                $70
                                            ==                ===



Since the Policy Accumulation Value of $0 is insufficient to pay the next monthly Policy charges, the Policy will terminate. When this occurs, we will send the Policy owner a check for the total amount of the guaranteed minimum Accumulation Value, or $70. Since there are no outstanding Policy loans, no Policy loan interest is due, and no surrender charges apply, you would receive the entire $70 in the form of cash.

FIXED LOAN ACCOUNT VALUE. We bear the full investment risk for amounts allocated to the Fixed Loan Account. The Fixed Loan Account Accumulation Value is the sum of all fixed interest rate policy loans, less all fixed interest rate policy loan repayments. This amount will be increased by any Fixed Loan Account interest and reduced by any Fixed Loan Account interest allocated to the Guaranteed Interest Account, the Fixed Indexed Accounts or the Variable Account. The Fixed Loan Account Accumulation Value will be credited daily with an annual rate of interest of not less than 2 percent. Any interest credited on the Policy's Accumulation Value in the Fixed Loan Account in excess of the guaranteed minimum rate will be determined at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate.


PAYMENTS MADE BY UNDERLYING MUTUAL FUNDS

We pay the costs of selling Policies, some of which are described in more detail in the "Compensation Paid for the Sale of Policies" section of this prospectus. Sale of the Policies benefits the Funds by providing increased distribution of the shares of the Funds. The Funds, or their investment advisers or principal underwriters, may pay us (or our affiliates) a fee for the purpose of reimbursing us for the costs of certain distribution or operational services that we provide and that benefit the Funds. Payments from an underlying fund that relate to distribution services are made pursuant to the Fund's 12b-1 plan, under which the payments are deducted from the Fund's assets and described in the fee table included in the Fund's prospectus. The 12b-1 payments from underlying funds range in amount from 0 percent to 0.25 percent of fund assets held in the Variable Account.


In addition, payments may be made pursuant to service/administration agreements between us (or our affiliates) and the underlying mutual fund's investment adviser (or its affiliates), in which case payments are typically made from assets of that firm and not from the assets of the fund. Service and administrative payments are paid to us or our affiliates for such things as our aggregation of all Policy Owner purchase, redemption, and transfer requests within the Sub-Accounts of the Variable Account each business day and the submission of one net purchase/redemption request to each underlying mutual fund. When the Variable Account aggregates such transactions through the Variable Account's omnibus account with an underlying mutual fund, the Fund avoids the expenses associated with processing individual transactions. Service and administrative payments received by us or our affiliates range in amount from 0 percent to 0.20 percent of fund assets held in the Variable Account.


INFORMATION ABOUT THE POLICY

VARIABLE UNIVERSAL LIFE INSURANCE


This Policy is a universal life insurance policy which permits you to determine the amount of life insurance protection and the amount of premiums you plan to pay. Universal life allows you the flexibility to customize a Policy to meet your needs and to change your Policy after issue to meet your changing needs and objectives. You may change the Face Amount and Planned Premium subject to the limitations described herein, so long as the Policy remains in force.

FLEXIBILITY AT ISSUE. Subject to certain minimums, maximums and our underwriting standards, you may choose any level of premium or Death Benefit that you wish. Under the Policy, the highest premium permitted at the time of issue, for a specific Death Benefit, is one which is allowed under the Code for the Policy to qualify as life insurance. The smallest premium that we will accept at the time of issue is the Initial Minimum Premium (shown on your policy data pages). The amount of the Initial Minimum Premium will depend on the Policy's Initial Face Amount, the Death Benefit option selected; the insured's Age at issue, gender, risk classification and any additional benefit Agreements chosen. The minimum Initial Face Amount is $100,000.


POLICY CHANGES


The Policy allows you to change the Face Amount or the Death Benefit option of the Policy after it has been issued, subject to the limitations described more fully below. Changes in Face Amount or the Death Benefit option are referred to as policy changes. A partial surrender of a Policy's Accumulation Value or a change in risk classification is also considered a policy change. You may make one policy change or a combination of policy changes at one time. Policy changes may only be made after the first Policy Year.

A request to change your Policy's Face Amount must be made within the insured's lifetime. The minimum change in Face Amount must be at least $5,000 except for Face Amount changes which are the result of a partial surrender.

You must submit an Application in Good Order to us at our Home Office to increase the Face Amount. The Application must include evidence of insurability satisfactory to us. The effective date of the increase in Face Amount will be the first monthly Policy Anniversary on or following the date we approve the increase in Face Amount. Policy face increases made pursuant to the Guaranteed Insurability Option or the Inflation Agreement will not require evidence of insurability and must be made under the terms of those Agreements.

To decrease your Face Amount, you must send to us at our Home Office a Written Request in Good Order. The Initial Face Amount or any subsequent increase in Face Amount may be decreased if it has been in force for at least one year. The effective date of the decrease will be the first monthly Policy Anniversary on or following the date we approve your Written Request.

If there have been prior increases in Face Amount, any decrease in Face Amount will be made in the following order:

    1.first, from the most recent increase in Face Amount;

    2.second, from the next most recent increase in Face Amount; and

    3.finally, the Initial Face Amount.

If a Face Amount decrease would cause your Policy to be disqualified as life insurance under the Code, we will not approve your request. Unless you have specified otherwise in writing, we will not approve a Face Amount decrease that would cause your Policy to be classified as a modified endowment contract under the Code or to have other tax consequences. Other policy changes may also have tax consequences. You should consult a tax advisor before requesting a policy change. See "Federal Tax Status."

If you have chosen the Level Option Death Benefit and request a partial surrender, we will reduce the Face Amount of the Policy by the amount of the partial surrender. A partial surrender will not result in a reduction in the Face Amount of your Policy if the Increasing Option Death Benefit is in effect.

If you have added the LTC Agreement, when you make a claim and we pay a long-term care benefit, we will automatically transfer all of your Policy's Accumulation Value that is in the Fixed Indexed Accounts and the Variable Account to the Guaranteed Interest Account. Transfers of Accumulation Value from the Fixed Indexed Accounts will occur at the end of any applicable Index Credit Term. As long as we are paying long term care benefits, you will only be able to allocate premium payments and loan repayments to the Guaranteed Interest Account.

Whenever a policy change is made, we will provide you with new policy data pages. The policy data pages will identify any new Face Amount, Death Benefit option, Risk Class, Planned Premium or Age of the insured.

You may request a policy change by completing an Application for change and submitting the Application in Good Order to us at our Home Office. Policy changes will only be made on a monthly anniversary. You may make one or a combination of policy changes on a given monthly Policy Anniversary. Policy changes will be effective on the first monthly Policy Anniversary on or after the date we approve the policy change.

CHARGE FOR POLICY CHANGE. Currently, we will assess a $60 charge to cover the administrative costs associated with processing a policy change and in no event will we increase the charge to more than $100. If, however, the only policy change is a partial surrender, we will only assess a transaction charge equal to 2 percent of the amount surrendered, not to exceed $25. Because of the underwriting and selling expenses associated with any policy change resulting in an increase in Face Amount, we will assess a Policy Issue Charge for such a change. See "Policy Charges."

TRANSACTION REQUESTS. We process requests for financial transactions and certain non-financial transactions under the Policy on the Valuation Date we receive your request at our Home Office in Good Order. This means that if we receive your request for a financial transaction prior to 3:00 p.m. Central time on a Valuation Date, we will process the request at the Unit Values determined as of the end of that Valuation Date. If we receive your request for a financial transaction at or after 3:00 p.m. Central time, or on a non-Valuation Date, we will process the request at the Unit Values determined as of the end of the next Valuation Date. We apply the same cutoff times for processing requests for certain non-financial transactions as well.

For transactions involving transfers out of either of the Fixed Indexed Accounts, we will process transfers at the end of the current Segment Term(s).


Financial transactions include premium payments, surrenders, partial surrenders, transfers, policy changes and policy loans. Non-financial transactions subject to the same cutoff times as financial transactions include, among other things, changes in allocation of Net Premium payments among Investment Options. Requests for surrender, partial surrender and policy changes must be received by us at our Home Office in writing in Good Order. Requests for transfers, policy loans and changes in the allocation of Net Premium payments may be made in writing or via telephone by you, or if authorized by you, your agent may make a request for transfer or policy loan by telephone and must be received by us in Good Order . Written requests may be submitted to us by mail or by facsimile (FAX) transmission at 651-665-6955. Telephone requests may be made by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. Requests for one-time transfer, one-time rebalance, and allocation of Net Premium changes may also be submitted through our internet eService Center at www.minnesotalife.com. We treat requests made via telephone, facsimile (FAX), and via our eService Center as received after the call or transmission ends and we receive the request in Good Order. We treat requests submitted via mail as received when received in Good Order in the mailroom of our Home Office.

PROOF OF INSURABILITY. We require proof of insurability for all policy changes resulting in an increase in Death Benefit, except for increases made pursuant to an additional Agreement. In addition, we require proof of insurability for partial surrenders where, at the request of the Owner, no reduction is made in the Policy's Death Benefit. Decreases in Face Amount do not require evidence of insurability.

We may also require evidence of insurability to change the risk classification of the insured or to add additional Agreements to the Policy.


APPLICATIONS AND POLICY ISSUE


You must send a completed Application in Good Order and an initial premium payment to us at our Home Office to purchase the Policy. Before issuing a Policy, we will require evidence of insurability of the insured satisfactory to us, which in some cases will require a medical examination. The Policy is only available for insureds between Issue Ages 0-90. Our approval of an Application is subject to our underwriting rules and we reserve the right to reject an Application for any reason.

If the Application is accompanied by a check for at least the Initial Minimum Premium and we approve the Application, the Policy Date will be the issue date, which is the date we approve the Application and issue the Policy. We use the Policy Date to determine subsequent monthly policy anniversaries.

If we approve an Application that is not accompanied by a check for the Initial Minimum Premium, we may issue the Policy with a Policy Date which is 25 days after the issue date. Life insurance coverage will not begin until the Initial Minimum Premium is paid. If the Initial Minimum Premium is paid after the Policy Date (and the Policy Date is not changed as described below), you will have paid for insurance coverage during a period when no coverage was in force. In that circumstance you may request that the Policy Date be the date on which our Home Office receives the Initial Minimum Premium. We will forward to you updated policy data pages to reflect the change in Policy Date. You must make such request at or prior to the time you pay the Initial Minimum Premium.

In certain cases it may be to your advantage to have the Policy Date be the same as the issue date in order to preserve an Issue Age of the insured to provide more favorable cost of insurance rates. In that case, the Initial Minimum Premium must be paid when the Policy is delivered to you. When the Policy is issued, the Face Amount, Planned Premium, Death Benefit option, and any additional Agreements chosen will be listed on the policy data pages.

POLICY PREMIUMS


The amount of the Initial Minimum Premium will depend on the Policy's Initial Face Amount, the Death Benefit option, the insured's age at issue, gender, risk classification and any additional benefit Agreements chosen. The Initial Minimum Premium is due as of the Policy Date and must be paid on or before the date your Policy is delivered. Between the date we receive the Initial Minimum Premium for the Policy and the date insurance coverage commences under the Policy, the life of the insured may be covered under the terms of a temporary insurance agreement. You may request temporary insurance coverage at the time of application in an amount up to $250,000. In order to receive such coverage, you must meet certain insurability requirements at the date of application, complete the Application and pay the Initial Minimum Premium. You may call or write us at our Home Office to obtain additional information regarding coverage under a temporary insurance agreement or the application of your Initial Minimum Premium.

All premiums after the Initial Minimum Premium should be mailed to us at our Home Office. You may also elect to have premiums paid monthly under our automatic payment plan through pre-authorized transfers from your account at a bank or other financial institution, or if you meet the requirements to establish a group billing plan through your employer.

Any premium payment after the Initial Minimum Premium must be at least $50; for premiums paid under an automatic payment plan, the minimum premium payment must be at least $25. You may pay premiums at any time. We reserve the right to require evidence of insurability satisfactory to us for any premium payment that would result in an immediate increase in the Net Amount at Risk under the Policy.

When you apply for a Policy, you may elect to pay a Planned Premium which is shown on the policy data pages. We will send you a notice for the Planned Premium at the frequency shown on the policy data pages. You may request that we send you notices once a year, twice a year or four times a year. The amount of the Planned Premium and frequency you have chosen will be identified on the notice. You may change the amount and frequency of your Planned Premium payment at any time by Written Request. Payment of a Planned Premium does not guarantee that the Policy will remain in force.

We intend that this Policy will qualify as a life insurance policy as defined by Code Section 7702. In order to maintain such qualification, we reserve the right to increase the amount of insurance on the insured, to return any excess Accumulation Value or premium, or to limit the amount of premium we will accept. There may be tax consequences to you if we must return part of the Accumulation Value in order to maintain the Policy's status as life insurance. See "Federal Tax Status." In the event the Death Benefit is increased to maintain qualification as a life insurance policy, we may make appropriate adjustments to any monthly charges or supplemental benefits that are consistent with the increase in the Death Benefit.

Unless you have specified otherwise in writing, we will not accept a premium payment to the extent that it would cause your Policy to become a modified endowment contract. See "Federal Tax Status." In rare situations, if we receive and allocate the Net Premium prior to the Policy's anniversary date, your Policy could become a modified endowment contract (MEC). In that event, unless you have specified otherwise in writing, to prevent your Policy from becoming a MEC, we will hold your premium in a non-interest bearing account until its anniversary date. On the anniversary date, we will allocate the Net Premium to the Guaranteed Interest Account, the Sub-Accounts of the Variable Account, the Interim Account or the Fixed Indexed Accounts if the allocation takes place on an Interim Account Transfer Date according to your instructions.

We assess a Premium Charge against each premium payment. The premium less the Premium Charge results in the Net Premium. Net premiums are allocated to the Guaranteed Interest Account, Interim

Account, Fixed Indexed Accounts, or sub-accounts of the Variable Account which Sub-Accounts, in turn, invest in shares of the Portfolios.

You must designate the allocation of Net Premiums on your Application for the Policy. You may change your allocation instructions for future premium payments by forwarding to us a signed Written Request in Good Order, or by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours, via facsimile (FAX) at 651-665-6955, and via our eService Center. We treat requests to change your allocation instructions made via telephone, facsimile (FAX), and via our eService Center as received after the call or transmission ends and we receive the request in Good Order. The allocation of Net Premiums to the Guaranteed Interest Account, Interim Account, Fixed Indexed Accounts, or to any Sub-Account of the Variable Account must be in multiples of 1 percent of the Net Premium.

We reserve the right to delay the allocation of Net Premiums to the Sub-Accounts you designated for a period of up to 30 days after issuance of the Policy or after a policy change. In no event will any such delay extend beyond the Free Look Period that applies in the state in which the Policy is issued. If we exercise this right, we will allocate Net Premiums to the Guaranteed Interest Account until the end of the Free Look Period. This right, which as of the date of the prospectus has not been implemented, will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce our market risk during the Free Look Period.

If you choose to allocate premium to the Guaranteed Interest Account, we will allocate an amount of the Net Premium, based on the percentage you have chosen, to that Account on the date the premium is received.

If you choose to allocate Net Premium to the Fixed Indexed Accounts, we will allocate the amount of the Net Premium, based on the percentages you have chosen, to the Interim Account on the date the premium is received if the date we receive the premium is not an Interim Account Transfer Date. On the next Interim Account Transfer Date, your Accumulation Value in the Interim Account will be transferred to the Fixed Indexed Accounts according to your current allocation instructions. If we receive your premium payment on an Interim Account Transfer Date, we will allocate the amount of the Net Premium, based on the percentages you have chosen, directly to the Fixed Indexed Accounts.

We also reserve the right to restrict the allocation of Net Premiums to the Guaranteed Interest Account. If we do so, no more than 25 percent of the Net Premium may be allocated to the Guaranteed Interest Account. In addition, we reserve the right to further restrict the allocation of Net Premiums to the Guaranteed Interest Account if the current interest rate we credit to the Guaranteed Interest Account equals the minimum guaranteed interest rate. Currently, we do not exercise these restrictions.

If mandated under applicable law, we may reject a premium. We reserve the right to refuse a premium payment if appropriate under our policies related to anti-money laundering or stranger owned life insurance policies. This means that if we exercise these rights, you will be required to comply with our anti-money laundering or stranger owned life insurance policies before we will accept additional premium payments from you. We will continue to take all Policy charges applicable to the Policy and optional Agreements from the Policy Accumulation Value, which may result in your Policy terminating. You should consider these premium payment limitations, and all other limitations in this Policy, and how they may impact your long-term financial plans, especially since this Policy provides a Death Benefit that will only be payable if the Policy is still in force at the insured's death.

If we exercise these rights, there will be no impact to premium payments received prior to the effective date of the limitation. In addition, Policy Accumulation Value and optional Agreements will not be affected by the restriction, but Policy charges will continue to apply. We will apply these limitations in a non-discriminatory manner. See "Policy Loans-Termination" and "Policy Charges." We may also provide information about an Owner and an Owner's account to government regulators.


FREE LOOK


It is important to us that you are satisfied with this Policy after it is issued. If you are not satisfied with it, you may request to cancel the Policy and return the Policy to us or your agent within 30 days after you receive it. We will send to you within seven days of the date we receive your notice of cancellation and the Policy, the greater of (1) a full refund of the premiums you have paid, or (2) the Surrender Value of the Policy.

If the Policy is changed, as described under the "Policy Changes" section of this prospectus, and if the change results in an increase in Face Amount and/or the addition of any Agreements, you will have a right to examine the changed Policy and you may return the changed Policy within 30 days after you receive it. If you return the changed Policy, the Face Amount increase and/or additional Agreements will be cancelled, and the Policy will continue in force.


ACCUMULATION VALUE


Your Policy's Accumulation Value equals your investment in the Guaranteed Interest Account, the Interim Account, the Fixed Indexed Accounts and the Sub-Accounts of the Variable Account, plus any collateral held in the Fixed Loan Account for any loans you have taken. The Accumulation Value of the Policy varies with the investment experience of the Guaranteed Interest Account, Interim Account, Fixed Indexed Accounts, Fixed Loan Account and Sub-Accounts of the Variable Account.

Unlike a traditional fixed benefit life insurance policy, your Policy's Accumulation Value cannot be determined in advance, even if you pay premiums as planned, because the Accumulation Value of the Variable Account varies daily with the investment performance of the Sub-Accounts and the Accumulation Value of the Fixed Indexed Accounts depends at least in part on positive changes in value of the S&P 500(R) Index over Segment Terms. Even if you continue to pay premiums as planned, your Accumulation Value in the Variable Account could decline to zero because of unfavorable investment experience and the assessment of charges.

Upon request, we will tell you the Accumulation Value of your Policy. We will also send to you a report each year on the Policy Anniversary advising you of your Policy's Accumulation Value, the Face Amount and the Death Benefit as of the date of the report. It will also summarize your Policy transactions during the year. The information will be current as of a date within two months of its mailing. You may also access information regarding your Policy's Accumulation Value through our eService Center at www.minnesotalife.com.

GUARANTEED INTEREST ACCOUNT ACCUMULATION VALUE. The Guaranteed Interest Account Accumulation Value of your Policy equals the sum of the following:

  .  the Net Premiums you allocate to the Guaranteed Interest Account;

  . plus, any interest credited thereto, any fixed loan repayments, any transfers of Accumulation Value from the Sub-Accounts of the Variable Account and from Segments of the Fixed Indexed Accounts and any allocation of Fixed Loan Account interest; and

  . less, any fixed interest rate policy loans, partial surrenders, transfers of Accumulation Value to the Sub-Accounts of the Variable Account and Segments of the Fixed Indexed Accounts and policy charges.

FIXED INDEXED ACCOUNT ACCUMULATION VALUE. The Fixed Indexed Account Accumulation Value of your Policy equals the sum of the Accumulation Value of all Segments in the Fixed Indexed Accounts. The value of a Segment on any day after the Segment Date is equal to:


  .  the value of the Segment as of the prior day; plus

  .  any Index Credits earned on the Segment since the prior day; minus

  . the amount of any monthly charges or transfers or partial surrenders from the Segment since the prior day.


VARIABLE ACCOUNT ACCUMULATION VALUE. The Accumulation Value of your Policy in the Variable Account is not guaranteed. We determine your Policy's Variable Account Accumulation Value by multiplying the current number of Sub-Account Units for each Sub-Account in which you are invested by the current Sub-Account Unit Value for that Sub-Account and adding those values together. A Sub-Account Unit is a measure of your Policy's interest in a Sub-Account. The number of Units credited with respect to each Net Premium payment is determined by dividing the portion of the Net Premium payment allocated to each Sub-Account by the then current Unit Value for that Sub-Account. The number of Units credited is determined as of the end of the Valuation Date on which we receive your premium payment at our Home Office in Good Order.

Once determined, the number of Units credited to your Policy will not be affected by changes in Sub-Account Unit Values. However, the number of Units in a Sub-Account will be increased by the allocation of subsequent Net Premiums, fixed interest rate loan repayments, transfers and Fixed Loan Account interest to the Sub-Account. The number of Units will be decreased by policy charges, fixed interest rate policy loans, transfers and partial surrenders from the Sub-Account. The number of Units in a Sub-Account will decrease to zero if the Policy is surrendered or terminated.

The Unit value of a Sub-Account will be determined on each Valuation Date. The amount of any increase or decrease will depend on the net investment experience of the Sub-Account. The value of a Unit for each Sub-Account was originally set at $1.00 on the first Valuation Date. For any subsequent Valuation Date, its value is equal to its value on the preceding Valuation Date multiplied by the net investment factor for that Sub-Account for the valuation period ending on the subsequent Valuation Date.

The net investment factor is a measure of the net investment experience of a Sub-Account. The net investment factor for a valuation period is: the gross investment rate for such valuation period, plus any Unit Value Credit under the Policy. We determine periodically whether Unit Value Credits apply. Unit value credits are not guaranteed. For any period we apply a Unit Value Credit, we will apply the credit each day when we calculate the unit value for the Sub-Account.


The gross investment rate is equal to:


    1.the net asset value per share of a Fund share held in the Sub-Account of the Variable Account determined at the end of the current valuation period; plus


    2.the per share amount of any dividend or capital gain distributions by the Fund if the "ex-dividend" date occurs during the current valuation period; with the sum divided by


    3.the net asset value per share of that Fund share held in the Sub-Account determined at the end of the preceding valuation period.

The table below identifies the annual Unit Value Credit that we may, in our sole discretion, apply to each Sub-Account of the Variable Account. The annual Unit Value Credit is expressed as a percentage of average annual Portfolio assets held by the Sub-Account. The amount of the Unit Value Credit we may apply varies among Sub-Accounts and some Sub-Accounts may receive larger Unit Value Credits than other Sub-Accounts. Some Sub-Accounts are not eligible for a Unit Value Credit. Our payment of Unit Value Credits may be discontinued at any time.


                                                                            ANNUAL UNIT
                                                                               VALUE
SUB-ACCOUNT                                                                   CREDIT
-----------                                                                 -----------
Advantus Bond Fund - Class 1 Shares........................................    0.05
Advantus Index 400 Mid-Cap Fund - Class 1 Shares...........................    0.05
Advantus Index 500 Fund - Class 1 Shares...................................    0.00
Advantus Real Estate Securities Fund - Class 1 Shares......................    0.10
Franklin Small Cap Value Securities Fund - Class 1 Shares..................    0.15
Ibbotson Aggressive Growth ETF Asset Allocation Portfolio - Class I Shares.    0.12
Ibbotson Balanced ETF Asset Allocation Portfolio - Class I Shares..........    0.12
Ibbotson Conservative ETF Asset Allocation Portfolio - Class I Shares......    0.12
Ibbotson Growth ETF Asset Allocation Portfolio - Class I Shares............    0.12
Ibbotson Income and Growth ETF Asset Allocation Portfolio - Class I Shares.    0.12
Ivy Funds VIP Asset Strategy...............................................    0.45
Vanguard(R) International Portfolio........................................    0.00
Vanguard(R) Small Company Growth Portfolio.................................    0.00


We determine the value of the Units in each Sub-Account on each day on which the corresponding Portfolio values its shares. In general, the net asset value of each Portfolio's shares is computed once daily as of the close of trading on the New York Stock Exchange (typically 3:00 p.m. Central time).

Some investment advisers to the Funds or their affiliates have an agreement with us or our affiliates to pay us or our affiliates for administrative, recordkeeping and shareholder services we provide to the Funds' Portfolios. We or our affiliates may also receive payments from the Funds, their investment advisers or principal underwriters to reimburse us for the costs of certain distribution or operational services that we perform and that benefit the Funds' Portfolios. See "Payments Made by Underlying Mutual Funds." The Unit Value Credit represents a portion of or all of these amounts that we or our affiliates may receive that we may, in our sole discretion, apply to the Sub-Accounts that invest in the Funds' Portfolios. We will only provide Unit Value Credits to a Sub-Account where the corresponding Portfolio, the investment adviser of that Portfolio or their affiliates compensate us or our affiliates for providing such services. Our decision to provide Unit Value Credits to certain Sub-Accounts depends upon a number of factors, including, but not limited to, the level of assets held in the Guaranteed Interest Account, prevailing market interest rates, and anticipated future expenses and anticipated future revenues from variable contract operation. From time to time some of these arrangements may be renegotiated so that we receive a different payment than previously paid. These fee arrangements do not result in any additional charges to Owners.

All Unit Value Credits and any gains or losses attributable to such amounts are treated as earnings under the Policy for tax purposes.

FIXED LOAN ACCOUNT ACCUMULATION VALUE. The Fixed Loan Account Accumulation Value of your Policy equals the sum of the following:


  . all fixed interest rate policy loans less all fixed interest rate policy loan repayments;

  .  plus, any Fixed Loan Account interest; and

  . less, any Fixed Loan Account interest allocated to the Guaranteed Interest Account, Fixed Indexed Accounts or Variable Account.


We credit interest on the Fixed Loan Account Accumulation Value daily at an annual rate of interest of not less than 2 percent. We may, at our sole discretion, credit interest at a higher rate.

INTERIM ACCOUNT ACCUMULATION VALUE. The Interim Account Accumulation Value of your Policy on any day equals the sum of the following:

  .  the Interim Account Accumulation Value as of the prior day; plus

  . interest earned on Accumulation Value held in the Interim Account since the prior day; plus

  . the amount of any Net Premiums allocated to the Interim Account since the prior day; plus


  .  any fixed interest rate policy loan repayment since the prior day; minus

  . the amount of any charges assessed against the Interim Account since the prior day; minus

  .  the amount of any transfer from the Interim Account since the prior day;
     minus

  .  any applicable partial surrenders since the prior day.


We credit interest on Interim Account Accumulation Value at an annual rate of interest of not less than 2 percent. We may, at our sole discretion, credit interest at a higher rate.


TRANSFERS


You may transfer Accumulation Value between the Guaranteed Interest Account, Interim Account, Fixed Indexed Accounts, and the Sub-Accounts of the Variable Account and among the Sub-Accounts and Fixed Indexed Accounts.

VARIABLE ACCOUNT TRANSFERS. You may request a transfer or rebalance of Accumulation Value at any time while the Policy remains in force, and you may arrange in advance for systematic rebalance or systematic transfers. A rebalance reallocates your Accumulation Value in the Sub-Accounts on a one-time or systematic basis. A systematic transfer is a transfer of Accumulation Value from one or more Sub-Account(s) to one or more other Sub-Account(s), one or more Fixed Indexed Accounts, and/or the Guaranteed Interest Account, on a systematic basis. Following your instructions as to the percentage of your Accumulation Value you wish to have in each of your Sub-Accounts, we will transfer amounts to and from those accounts to achieve the percentages you desire. We determine the amount you have available for transfer at the end of the Valuation Date on which we receive your request at our Home Office in Good Order. Your request for transfer may be made in writing or you, or your agent if authorized by you, may make a request for transfer by telephone. To do so, you may call us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. You may also submit your request for transfer to us by facsimile (FAX) transmission at 651-665-6955. You may also request a one-time transfer or rebalance through our eService Center.

We process transfers based on the Unit Values determined at the end of the Valuation Date on which we receive your request for transfer in Good Order at our Home Office. This means that we must receive your request for transfer prior to 3:00 p.m. Central time on a Valuation Date in order to process the request at the Unit Values determined as of that Valuation Date. If we receive your request for transfer at or after 3:00 p.m. Central time, or on a non-Valuation Date, we will process the request at the Unit Values determined as of the following Valuation Date. We treat transfer requests made via telephone and facsimile (FAX) as received once the call or transmission ends.

You may transfer Accumulation Value among the Sub-Accounts an unlimited number of times in a Policy Year, subject to our limitations on market-timing and frequent trading activities and Portfolio limitations on the frequent purchase and redemption of shares.

FIXED INDEXED ACCOUNT TRANSFERS. Fixed Indexed Account Segments are funded by Net Premium payment, Accumulation Value transferred from the Variable Account or the Guaranteed Interest Account or from Accumulation Value rolled over from a prior Segment following completion of the Index Credit Term. A new Segment is created when you allocate Net Premium to a Fixed Indexed Account on an Interim Account Transfer Date or you request to transfer Accumulation Value from the Variable Account or the Guaranteed Interest Account to a Fixed Indexed Account or among the Fixed Indexed Accounts. For transfers to a Fixed Indexed Account, we will allocate your Accumulation Value to the Interim Account until the next Interim Account Transfer Date and then transfer the Accumulation Value from the Interim Account to the Fixed Indexed Accounts as you instructed. Accumulation Value held in the Interim Account will earn interest at the current Interim Account interest rate. A new Segment is also created when Accumulation Value from a prior Segment is rolled over to a new Segment following completion of the Index Credit Term of the prior Segment.

Once a Fixed Indexed Account Segment is created on a Segment Date, you may not transfer Accumulation Value from the Segment to any other investment option under the Policy before the end of the Index Credit Term. Each Segment has its own Participation Rate and Growth Cap. The Participation Rate for each Fixed Indexed Account is set at Policy Issue or when a new Fixed Indexed Account is made available and will not change for any Index Credit Term. The Growth Cap for a Fixed Indexed Account is that which is in effect on a Segment Date and will remain in effect throughout the Index Credit Term. The Growth Cap and Participation Rate in effect as of the Policy Date are shown in the Policy Data Pages. We will notify you in your Annual Report or by other written notice of the Growth Cap for new Segments beginning after the date of the Annual Report.

Interim Account Transfer Dates are the dates when transfers into the Fixed Indexed Account may occur, and are shown in your Policy Data Pages. We reserve the right to change the Interim Account Transfer Dates and to limit transfers into the Fixed Indexed Account. Since the Interim Account Transfer Date coincides with the day of the month that S&P 500(R) Index options close, changes in the Interim Account Transfer Date will coincide with any change in the day of the month for closing S&P 500(R) Index options. Transfers to either of the Fixed Indexed Accounts will be limited in those circumstances where we determine that a Policy owner is engaging in market timing or disruptive trading activities. See "Market Timing and Disruptive Trading." We will notify you in the Annual Report or other written notice if we change the Interim Account Transfer Dates.

We will allocate Net Premium payments and transfer Accumulation Value in the Interim Account attributable to Net Premium payments to the Fixed Indexed Accounts based on your current allocation instructions on file with us. When you allocate Net Premium to the Fixed Indexed Accounts on a date other than an Interim Account Transfer Date, we will transfer the Net Premium to the Interim Account. Your Net Premium will be allocated to the Interim Account on the day it is received and will remain there until the next Interim Account Transfer Date. We credit interest to and assess policy charges against your Accumulation Value in the Interim Account. On the Interim Account Transfer Date, your Accumulation Value in the Interim Account will be transferred to the Fixed Indexed Accounts based upon your allocation instructions. Below is an example of how we transfer Accumulation Value attributable to a premium payment to a Fixed Indexed Account Segment.

EXAMPLE. We receive and apply a premium payment of $10,000 on January 2nd, which corresponds to a Net Premium of $9,600. Based upon the Owner's instruction to allocate 100% of the Net Premium to a Fixed Index Account, all of the Net Premium is transferred to the Interim Account on that date and the Interim Account balance is $9,600. Accumulation Value in the Interim Account earns interest and Policy charges are deducted from Interim Account Accumulation Value. On January 18th (the Interim Account Transfer Date), the Accumulation Value in the Interim Account is equal to $9,500 and is transferred to the Fixed Indexed Account. After the transfer, the Interim Account balance will be zero.

You may also request that we transfer Accumulation Value from either the Guaranteed Interest Account or the Variable Account to the Fixed Indexed Accounts or among the Fixed Indexed Accounts. If you provide us with instructions to transfer Accumulation Value from the Guaranteed Interest Account or the Variable Account, we will transfer the amount to the Interim Account on the date we receive your request in Good Order. On the Interim Account Transfer Date, your Accumulation Value in the Interim Account will be transferred to the Fixed Indexed Accounts as you instructed.

If you provide us instructions to transfer Accumulation Value from one Fixed Indexed Account to another Fixed Indexed Account and we receive your request in Good Order, we will transfer the amount to the Interim Account on the date the Index Credit Term ends for the Segment from which the transfer is being made. On the next Interim Transfer Date, your Accumulation Value in the Interim Account will be transferred to the Fixed Indexed Account as you instructed. Below is an example of how we transfer Accumulation Value from the Variable Account to a Fixed Indexed Account Segment.

EXAMPLE. We receive your Written Request in Good Order on January 2nd to transfer on a pro rata basis $10,000 of Accumulation Value from the Sub-Accounts of the Variable Account to a Fixed Indexed Account. Based upon your instructions, on January 2nd, $10,000 is transferred to the Interim Account and the Accumulation Value in the Interim Account is $10,000. Accumulation Value in the Interim Account earns interest and Policy charges are deducted from Interim Account Accumulation Value. On January 18th (the Interim Account Transfer Date), the Accumulation Value in the Interim Account is equal to $9,900 and is transferred to the Fixed Indexed Account. After the transfer, the Interim Account balance will be zero.

Absent any instruction from you, Accumulation Value in a Fixed Indexed Account Segment will automatically be rolled over from the Segment at the end of the Index Credit Term to a new Segment. Alternatively, you may provide us with instructions to allocate Accumulation Value in a Segment to another Investment Option available under the Policy prior to the end of a Segment Term. We will accept instructions up to and including the date on which the Index Credit Term ends. Transfers from Fixed Indexed Account Segments are subject to the Policy's transfer restrictions.

DOLLAR COST AVERAGING. You may elect to participate in dollar cost averaging in the Application or by completing an election form that we receive. Dollar cost averaging is a strategy designed to reduce the risks associated with market fluctuations. The strategy spreads the allocation of your Net Premium into the Sub-Accounts of the Variable Account or either of the Fixed Indexed Accounts over a period of time, up to one year, by systematically and automatically transferring, on a monthly basis, specified dollar amounts from the Guaranteed Interest Account into the Variable Account or either of the Fixed Indexed Accounts. This allows you to potentially reduce the risk of allocating most of your Net Premium into the Sub-Accounts and Fixed Indexed Accounts when prices are high. We do not assure the success of this strategy, and success depends on market trends. We cannot guarantee that dollar cost averaging will result in a profit or protect against loss.


Dollar cost averaging transfers will only take place on the Interim Transfer Date. A transfer under this program is not considered a transfer for purposes of assessing any Transfer Transaction Charge. We may modify, suspend, or discontinue the dollar cost averaging at any time.


OTHER TRANSFER RESTRICTIONS. We reserve the right to limit transfers to and from the Guaranteed Interest Account to one transfer per Policy Year. We also reserve the right to restrict the dollar amount of any transfer to or from the Guaranteed Interest Account.


The transfer transaction charge is guaranteed not to exceed $25. For purposes of assessing the charge, we consider all telephone, facsimile, written and/or eService Center requests processed on the same day to be one transfer, regardless of the number of Sub-Accounts, Guaranteed Interest Account, or Fixed Indexed Account Segments affected by the transfer(s). We currently do not assess a transfer transaction charge.

We impose other restrictions on transfers. We reserve the right to require that the amount transferred to or from a Sub-Account, Fixed Indexed Account Segments, or the Guaranteed Interest Account be at least $250. If the Accumulation Value in a Sub-Account, the Fixed Indexed Account, or the Guaranteed Interest Account from which a transfer is to be made is less than $250, the entire Accumulation Value attributable to the Sub-Account, the Fixed Indexed Account or the Guaranteed Interest Account must be transferred. If a transfer would reduce the Accumulation Value in the Sub-Account from which the transfer is to be made to less than $250, we reserve the right to include that remaining Sub-Account Accumulation Value in the amount transferred.

If you have added the LTC Agreement, when you make a claim and we pay a long-term care benefit, we will automatically transfer all of your Policy's Accumulation Value that is in the Variable Account to the Guaranteed Interest Account. Your Accumulation Value in the Fixed Indexed Account Segments will also be transferred to the Guaranteed Interest Account at the end of the Segment Terms for each Segment. As long as we are paying long term care benefits, you will only be able to allocate premium payments and loan repayments to the Guaranteed Interest Account.


TELEPHONE TRANSFERS. A request for transfer submitted to us via telephone is subject to the same conditions and procedures as would apply to a written transfer request. However, during periods of marked economic or market changes, you may have difficulty due to a heavy volume of telephone calls. In those circumstances, you should consider submitting a written transfer request while continuing to attempt to contact us via telephone. We reserve the right to restrict the frequency of, or otherwise modify, condition, or terminate telephone transfer privileges. For more information on telephone transactions, contact us at our Home Office or at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time.

With all telephone transactions, we will employ reasonable procedures to satisfy ourselves that instructions received from Owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require Owners to identify themselves through policy numbers, social security numbers and such other information we deem reasonable. We record telephone transfer instruction conversations and we provide Owners with a written confirmation of each telephone transfer.


MARKET-TIMING AND DISRUPTIVE TRADING. This Policy is not designed to be used as a vehicle for frequent trading (i.e., frequent transfers) in response to short-term fluctuations in the securities markets, often referred to as "market-timing." Market-timing activity and frequent trading in your Policy can disrupt the efficient management of the underlying Portfolios and their investment strategies, dilute the value of Portfolio shares held by long term shareholders, and increase Portfolio expenses (including brokerage or other trading costs) for all Portfolio shareholders, including long term Policy Owners invested in affected Portfolios who do not generate such expenses. It is our policy to discourage market-timing and frequent transfer activity, and, when we become aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity on affected Portfolios. You should not purchase this Policy if you intend to engage in market-timing or frequent transfer activity.

We have developed policies and procedures to detect and deter market-timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for Policy Owners engaging in such activity. We employ various means to attempt to detect and deter market-timing or other abusive transfers. However, our monitoring may not be able to detect all harmful trading nor can we ensure that the underlying Portfolios will not suffer disruptions or increased expenses attributable to market-timing or abusive transfers resulting from other insurance carriers which invest in the same Portfolios. In addition, because our policies and procedures are discretionary, it is possible that some Policy Owners may engage in market-timing and other frequent transfer activity while others may bear the harm associated with such activity. Moreover, because market-timing can only be detected after it has occurred to some extent, our policies to stop market-timing activity do not go into effect until after we have identified such activity.

We reserve the right to restrict the frequency of or otherwise modify, condition or terminate any transfer method(s). Your transfer privilege is also subject to modification if we determine that, in our sole discretion, the exercise of the transfer privilege by one or more Policy Owners is or would be to the disadvantage of other Policy Owners. Any new restriction that we would impose will apply to your Policy without regard to when you purchased it. We also reserve the right to implement, administer, and charge you for any fees or restrictions, including redemption fees that may be imposed by a Portfolio attributable to transfers in your Policy. One or more of the following factors will be considered in determining whether to implement and administer any restrictions and assess any fees:


  .  the dollar amount of the transfer(s);

  . whether the transfers are part of a pattern of transfers that appears designed to take advantage of market inefficiencies;

  . whether a Portfolio has requested that we look into identified unusual or frequent activity in the Portfolio;

  .  the number of transfers in the previous calendar quarter; and

  . whether the transfers during a quarter constitute more than two "round trips" in a particular Portfolio. A round trip is a purchase into a Portfolio and a subsequent redemption out of the Portfolio, without regard to order.

In the event your transfer activity is identified as disruptive or otherwise constitutes a pattern of market-timing, you will be notified in writing that your transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, you will be notified in writing that your transfer privileges are limited to transfer requests delivered via regular U.S. mail only and may require your signature. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in your Policy will be permanent.

In our sole discretion, we may revise our policies and procedures to detect and deter market-timing and other frequent trading activity at any time without prior notice.


In addition to our market-timing procedures, the underlying Portfolios may have their own market-timing policies and restrictions. While we reserve the right to enforce the Portfolios' policies and procedures, Policy Owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the market-timing policies and procedures of the Portfolios, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide the Portfolio promptly upon request certain information about the trading activity of individual Policy Owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the market-timing policies established by the Portfolios.

In addition, the Funds may restrict the purchase of their shares in order to protect shareholders. In such case, if you request a transfer to a Sub-Account(s) that invests in a Fund that has restricted the purchase of its shares, we will not redeem Accumulation Value from the Sub-Account(s) from which the transfer would have otherwise been made, unless you submit a new request for transfer to our Home Office designating a new Sub-Account(s) to which the transfer should be made.


DEATH BENEFIT

DEATH BENEFIT PROCEEDS


As long as the Policy is in force, we will determine the amount of and pay the Death Benefit proceeds on the Policy upon receipt at our Home Office of satisfactory proof of the insured's death, plus written direction (from each eligible recipient of Death Benefit proceeds) regarding how to pay the Death Benefit payment, and any other documents, forms and information we need. We may require return of the Policy. We will pay the Death Benefit proceeds to the Beneficiary(ies), if living. If each Beneficiary dies before the insured, we will pay the Death Benefit proceeds to the Owner or the Owner's estate, or, if the Owner is a corporation, to it or its successor. We will pay the Death Benefit proceeds in a lump sum or under a settlement option.

Death Benefit proceeds equal:

  .  the Death Benefit (described below);


  . plus any additional insurance on the insured's life under the Term Insurance Agreement;


  . plus under the Level Option Death Benefit, any premium paid after the date of the insured's death;


  . plus any additional insurance on the insured's life under the Interest Accumulation Agreement;

  .  minus any amounts paid under the Long Term Care Agreement;

  .  minus any unpaid monthly charges;


  .  minus any outstanding Policy loan; and


  .  minus any accrued loan interest.


We may further adjust the amount of the Death Benefit proceeds if we contest the Policy and the insured dies by suicide or you misstate the insured's age or gender. See "Statement of Additional Information."


DEATH BENEFIT OPTIONS


The Policy provides a Death Benefit under either the Level or Increasing Death Benefit Option. The Death Benefit is determined on each monthly Policy Anniversary and as of the date of the insured's death. You must select one of the two Death Benefit options we offer in your Application. If you do not choose a Death Benefit option in your Application, the Level Option Death Benefit will automatically be in effect.

The Policy is intended to qualify under Code Section 7702 as a life insurance policy for federal tax purposes. The Death Benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached Agreement will be interpreted to ensure such qualification, regardless of any language to the contrary.

To the extent the Death Benefit is increased to maintain qualification as a life insurance policy, we will make appropriate adjustments to any monthly charges or supplemental Agreements that are consistent with such an increase. Adjustments will be reflected in the monthly charge assessment.

Under Code Section 7702, a Policy will generally be treated as life insurance for federal tax purposes if at all times it meets either a "guideline premium test (GPT)" or a "cash value accumulation test (CVAT)." You must choose either the GPT or the CVAT before the Policy is issued. Once the Policy is issued, you may not change to a different test. The Death Benefit will vary depending on which test is used.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by age of the insured) of the Accumulation Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage (varying based on the age and gender class of the insured) of the Accumulation Value.

The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more Death Benefit in relation to Accumulation Value than is required by the GPT corridor. Therefore, for a Policy in the corridor with no additional Agreements, as your Accumulation Value increases your Death Benefit will increase more rapidly under CVAT than it would under GPT.

Your Policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Death Benefit, which may increase certain charges.

Under the Guideline Premium Test (GPT), the Level Option Death Benefit equals the greatest of:

    1.the Face Amount on the insured's date of death; or

    2.a specified "limitation percentage," called the Guideline Premium Test
      Death Benefit Percentage Factor (GPT DBPF) on your Policy's data pages, multiplied by the Accumulation Value on the insured's date of death.

Under the Level Option, your Death Benefit remains level unless the limitation percentage multiplied by the Accumulation Value is greater than the Face Amount; then the Death Benefit will vary as the Accumulation Value varies.

The limitation percentage is the minimum percentage of Accumulation Value we must pay as the Death Benefit under federal tax requirements. It is based on the age of the insured at the beginning of each Policy Year. The following table indicates the limitation percentages for the guideline premium test for different ages:


                 AGE               LIMITATION PERCENTAGE
                 ---               ---------------------
             40 and under                  250%
               41 to 45   250% minus 7% for each year over age 40
               46 to 50   215% minus 6% for each year over age 45
               51 to 55   185% minus 7% for each year over age 50
               56 to 60   150% minus 4% for each year over age 55
               61 to 65   130% minus 2% for each year over age 60
               66 to 70   l20% minus 1% for each year over age 65
               71 to 75   115% minus 2% for each year over age 70
               76 to 90                    105%
               91 to 95   105% minus 1% for each year over age 90
              96 to 121                    100%


If the Code requires us to determine the Death Benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the Accumulation Value will increase our risk, and we will increase the cost of insurance charge we assess from the Policy's Accumulation Value.

Level Option Guideline Premium Test Example. Assume that the insured's age is under 40. Under the Level Option, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit must be equal to or be greater than 250 percent of the Accumulation Value, any time the Accumulation Value of the Policy exceeds $40,000, the Death Benefit will exceed the $100,000 Face Amount. The figure $40,000 is derived because 250 percent of $40,000 equals $100,000. Every additional $100 added to the Accumulation Value above $40,000 will increase the Death Benefit by $250.

Similarly, so long as the Accumulation Value exceeds $40,000, every $100 taken out of the Accumulation Value will reduce the Death Benefit by $250. If at any time the Accumulation Value multiplied by the limitation percentage is less than the Face Amount, the Death Benefit will equal the Face Amount of the Policy.

Under the Cash Value Accumulation Test (CVAT), the Level Option Death Benefit equals the greatest of:

    1.the Face Amount on the date of the insured's death; or


    2.the amount required for the Policy to qualify as a life insurance policy under Code Section 7702.


Under the Level Option, your Death Benefit remains level unless the Accumulation Value is greater than the net single premium as specified under Code Section 7702, multiplied by the Face Amount. The net single premium is based on the insured's gender and age.

Under the CVAT, a "limitation percentage" may be defined as the value "1" divided by the net single premium. While the limitation percentages are defined differently for the GPT and the CVAT, they work identically with respect to the relationship between the Accumulation Value and the Death Benefit.

If the Code requires us to determine the Death Benefit by reference to these limitation percentages, the Policy is described as "in the corridor." An increase in the Accumulation Value will increase our risk, and we will increase the cost of insurance charge we assess from the Accumulation Value.

Level Option Cash Value Accumulation Test Example. Assume that the Policy has a Face Amount of $100,000, and the limitation percentage is 225 percent. Under the Level Option, a Policy with a $100,000 Face Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit for the Policy must be equal to or be greater than 225 percent of the Accumulation Value, any time the Accumulation Value of the Policy exceeds $44,444, the Death Benefit of the Policy will exceed the $100,000 Face Amount. The figure $44,444 is derived because 225 percent of $44,444 equals $100,000. Every additional $100 added to the Accumulation Value above $44,444 will increase the Death Benefit of the Policy by $225.

Similarly, so long as the Accumulation Value exceeds $44,444, every $100 taken out of the Accumulation Value will reduce the Death Benefit of the Policy by $225. If at any time the Accumulation Value multiplied by the limitation percentage is less than the Face Amount, the Death Benefit of the Policy will equal the Face Amount of the Policy.

Under the Guideline Premium Test, the Increasing Option Death Benefit equals the greatest of:

    1.the Face Amount plus the Accumulation Value on the insured's date of death; or

    2.the limitation percentage (the GPT DBPF) multiplied by the Accumulation
      Value on the insured's date of death.

Under the Increasing Option, the Death Benefit always varies as the Accumulation Value varies.

Increasing Option Guideline Premium Test Example. Assume that the insured's age is under 40. Under the Increasing Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus the Accumulation Value. Thus, a Policy with an Accumulation Value of $60,000 will generally have a Death Benefit of $160,000 ($100,000 + $60,000). The Death Benefit, however, must be at least 250 percent of the Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds $66,666, the Death Benefit will be greater than the Face Amount plus the Accumulation Value. The figure of $66,666 is derived because 250 percent of $66,666 equals $100,000 + $66,666. Every additional $100 of Accumulation Value above $66,666 will increase the Death Benefit by $250.

Similarly, any time the Accumulation Value exceeds $66,666, every $100 taken out of Accumulation Value will reduce the Death Benefit by $250. If at any time the Accumulation Value multiplied by the limitation percentage is less than the Face Amount plus the Accumulation Value, then the Death Benefit will be the Face Amount plus the Accumulation Value of the Policy.

Under the Cash Value Accumulation Test, the Increasing Option Death Benefit equals the greatest of:

    1.the Face Amount plus the Accumulation Value on the insured's date of death; or


    2.the amount required for the Policy to qualify as a life insurance policy under Code Section 7702.


Under the Increasing Option, the Death Benefit always varies as the Accumulation Value varies.

Increasing Option Cash Value Accumulation Test Example. Assume that the Policy has a Face Amount of $100,000, and the limitation percentage is 225 percent. Under the Increasing Option, a Policy with a Face Amount of $100,000 will generally pay a Death Benefit of $100,000 plus the Accumulation Value. Thus, a Policy with an Accumulation Value of $65,000 will generally have a Death Benefit of $165,000 ($100,000 + $65,000). The Death Benefit for the Policy must be at least 225 percent of the Accumulation Value. As a result, if the Accumulation Value of the Policy exceeds $80,000, the Death Benefit for the Policy will be greater than the Face Amount plus the Accumulation Value. The figure of $80,000 is derived because 225 percent of $80,000 equals $100,000 + $80,000. Every additional $100 of Accumulation Value above $80,000 will increase the Death Benefit of the Policy by $225.

Similarly, any time Accumulation Value exceeds $80,000, every $100 taken out of Accumulation Value will reduce the Death Benefit of the Policy by $225. If at any time the Accumulation Value multiplied by the limitation percentage is less than the Face Amount plus the Accumulation Value, then the Death Benefit for the Policy will be the Face Amount plus the Accumulation Value of the Policy.


EFFECT OF PARTIAL SURRENDERS ON THE DEATH BENEFIT


If you choose the Level Option, a partial surrender will reduce the Face Amount by an amount equal to the amount of the partial surrender. If you choose the Increasing Option, your Face Amount will not be affected by a partial surrender. Regardless of the Death Benefit option you choose, a partial surrender will reduce the Death Benefit by at least the amount of the partial surrender.


CHOOSING DEATH BENEFIT OPTIONS


You must choose one Death Benefit option on your Application. This is an important decision. The Death Benefit option you choose will have an impact on the dollar value of the Death Benefit, on your Accumulation Value, and on the amount of cost of insurance charges you pay. If you do not select a Death Benefit option on your Application, the Level Option will become the Death Benefit option for your Policy, by default.

You may find the Level Option more suitable for you if your goal is to have Net Premiums and positive investment experience reflected to the maximum extent in Accumulation Value. You may find the

Increasing Option more suitable if your goal is to increase your total Death Benefit. Under the Increasing Option, positive increases in the Accumulation Value would be reflected in your Death Benefit, where the Death Benefit equals your initial Face Amount plus the Policy's Accumulation Value.


CHANGING THE DEATH BENEFIT OPTION


After the first Policy Year, you may change your Death Benefit option once each Policy Year. We will notify you of the new Face Amount.

  .  You must send your Written Request in Good Order to our Home Office.

  . The effective date of the change will be the monthly Policy Anniversary on or following the date we approve your request for a change in Good Order.

  . Changing your Death Benefit option may cause you to receive taxable income, may cause your Policy to become a modified endowment contract
     (MEC) or may have other unintended adverse federal tax consequences. See "Federal Tax Status." You should consult a tax adviser before changing your Policy's Death Benefit option.


INCREASING/DECREASING THE FACE AMOUNT


You may increase or decrease the Face Amount of the Policy. An increase or decrease in the Face Amount will affect your cost of insurance charge, your guideline premium or cash value accumulation tax calculation, and may have adverse federal tax consequences. You should consult a tax adviser before increasing or decreasing your Policy's Face Amount.

If you have added the LTC Agreement to your Policy, decreasing the Face Amount of the Policy may lower the amount of long-term care benefit (LTC amount) available under the LTC Agreement. If the Policy's Face Amount after the decrease is less than the LTC amount before the decrease in Face Amount, the LTC amount will be equal to the new decreased Face Amount.

An increase in Face Amount will be treated as an additional layer of coverage with its own monthly Policy Issue Charge, surrender charge and surrender charge period.

Conditions for and impact of decreasing the Face Amount:

  .  you must send your Written Request in Good Order to our Home Office;


  . a decrease in a layer of coverage is only allowed if the coverage layer has been in force for at least one year;


  .  we require your requested decrease in Face Amount to be at least $5,000;

  . you may not decrease your Face Amount if it would disqualify your Policy as life insurance under the Code;

  . if the decrease in Face Amount would cause your Policy to be classified a modified endowment contract (MEC) under the Code, we will not allow the decrease in Face Amount, unless you specifically instruct us in writing that you intend for the Policy to be classified as a MEC; and

  . a decrease in Face Amount will take effect on the first monthly Policy Anniversary on or after we receive and approve your Written Request.

Conditions for and impact of increasing the Face Amount:

  . your request must be applied for on a supplemental Application and must include evidence of insurability satisfactory to us;

  . a requested increase in Face Amount requires our approval and will take effect on the first monthly Policy Anniversary on or after the day we approve your request;

  .  increases are only allowed after the first Policy Year;

  .  we require your requested increase in Face Amount to be at least $5,000;

  . each increase in Face Amount will have its own surrender charge that applies for 10 years after the date of the increase, unless you elect the Early Values Agreement; and

  . increases made under the Guaranteed Insurability Option or the Inflation Agreement will be processed according to the provisions of that Agreement and will not require evidence of insurability.


SETTLEMENT OPTIONS


There are several ways of receiving proceeds under the Death Benefit and surrender provisions of the Policy, other than in a lump sum. These are described under "Settlement Options" in your Policy and in the Statement of Additional Information.


POLICY LOANS


While your Policy is in force, you may submit a request to our Home Office to borrow money from us using only your Policy as the security for the loan. You may obtain a Policy loan with a Written Request in Good Order by calling us at 1-800-277-9244 between the hours of 8:00 am and 4:30 pm, Central time, our regular business hours. If you call us, you will be asked for security purposes, for your personal identification and Policy number. We normally pay the loan amount within seven days after we receive a proper loan request in Good Order. We may postpone payment of loans under certain conditions as described in the Statement of Additional Information. You may increase the risk that the Policy will terminate if you take a loan. A loan that is taken from, or secured by a Policy, may have adverse federal income tax consequences. See "Federal Tax Status."

Your Policy will remain in force so long as the Accumulation Value less the sum of the Policy loan and any unpaid Policy Loan Interest is sufficient to cover the monthly charges when due. Otherwise, your Policy will terminate and there may be adverse tax consequences. See "Federal Tax Status." To prevent your Policy from terminating, you will have to make a loan repayment. We will notify you 61 days in advance of the Termination of your Policy and the amount of the loan repayment required to keep it in force. The time for repayment will be within 61 days after our mailing of the notice.

You may request either a fixed interest rate Policy loan or a variable rate Policy loan. Under a fixed interest rate Policy loan, the rate of interest we charge for the Policy loan will not change for the duration of the loan. However, under a variable rate Policy loan, the rate of interest we charge for the loan can change annually for the duration of the loan. When you request a Policy loan, you must inform us of whether you are choosing a fixed interest rate Policy loan or a variable rate Policy loan.

FIXED INTEREST RATE POLICY LOAN. The maximum amount available for a fixed interest rate Policy loan is the Policy Accumulation Value less any applicable surrender charge and three (3) months of monthly charges. We determine this amount on the Valuation Date we receive your request for a fixed interest rate Policy loan at our Home Office in Good Order. There is no minimum amount we require for a Policy loan. When you take a fixed interest rate Policy loan, we will transfer an amount equal to the loan from your Accumulation Value in the Guaranteed Interest Account, the Fixed Indexed Accounts and/or the Variable Account to the Fixed Loan Account, part of our General Account. You may instruct us as to which Account or Accounts and the proportion of the amount of the fixed interest rate Policy loan that should be transferred from the Accounts. However, if you instruct us to take a fixed interest rate Policy loan from the Fixed Indexed Accounts, we will transfer the amount of the loan from each Segment in the Fixed Indexed Accounts on a pro rata basis.

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


If you do not instruct us as to how we should transfer the amount of the fixed interest rate Policy loan from the Accounts to the Fixed Loan Account, we will transfer the fixed rate loan amount in the order described below.

     1. The fixed rate loan amount will be transferred first from your Accumulation Value in the Guaranteed Interest Account.

     2. If the fixed rate loan amount exceeds your Accumulation Value in the Guaranteed Interest Account, the remaining fixed rate loan amount will be transferred from your Accumulation Value in the Variable Account on a pro-rata basis from the Accumulation Value in each Sub-Account.

     3. If the fixed rate loan amount exceeds your Accumulation Value in the Guaranteed Interest Account and the Variable Account, the remaining fixed rate loan amount will be transferred from your Accumulation Value in the Interim Account.

     4. If the fixed rate loan amount exceeds your Accumulation Value in the Guaranteed Interest Account, the Variable Account and the Interim Account, the remaining fixed rate loan amount will be transferred from your Accumulation Value in the Fixed Indexed Accounts on a pro-rata basis from the Accumulation Value in each Segment.


We hold the fixed rate loan amount as collateral for the loan in the Fixed Loan Account. The fixed rate loan amount is not available for withdrawal from the Policy.


FIXED INTEREST RATE POLICY LOAN INTEREST. We will charge you interest on a fixed interest rate Policy loan at the annual rate of interest shown on the Policy data pages of your Policy while your fixed interest rate policy loan is outstanding. Currently, we charge an annual rate of interest of 3 percent on fixed interest rate Policy loans. Policy loan interest becomes due and payable:

  . on a Policy loan transaction (which is any transaction that affects the loan amount);

  .  on each Policy Anniversary;

  .  on surrender or Termination of the Policy; or


  .  on the date of the death of the insured.


If you do not pay the interest on your loan when due, your Policy loan will be increased by the amount of the unpaid interest.

We also credit interest to amounts held in the Fixed Loan Account as collateral for Policy loans at a rate of interest at least equal to the interest rate shown on the Policy data pages. Currently, we credit an annual rate of interest which is not less than your fixed interest rate Policy Loan Interest rate minus 1 percent. However, if your Policy has been in force for ten years or more, we will credit your loan amount with an annual rate of interest equal to the Policy loan rate minus .10 percent. On the date of each Policy loan transaction and Policy Anniversary, we will allocate any accrued Fixed Loan Account interest to your Accumulation Value in the Guaranteed Interest Account, the Fixed Indexed Accounts and the Sub-Accounts of the Variable Account on a pro-rata basis.

VARIABLE INTEREST RATE POLICY LOAN. If you have Accumulation Value in one or both Fixed Indexed Accounts, you may request a variable interest rate Policy loan. The maximum aggregate amount you may borrow under one or more variable interest rate Policy loans under your Policy equals your Accumulation Value in the Fixed Indexed Accounts, plus your Accumulation Value in the Interim Account, less any applicable surrender charge and three (3) months of monthly charges. We will determine the amount available for a variable interest rate Policy loan as of the date we receive your request for a loan in Good Order at our Home Office. Unlike a fixed interest rate Policy loan, when you take a variable interest rate Policy loan, we will not transfer an amount equal to the loan from your Accumulation Value in the Guaranteed Interest Account, Fixed Indexed Accounts and/or the Variable Account to the Fixed Loan Account as collateral for the policy loan.

On every loan transaction date and on each monthly Policy Anniversary, we will compare the amount of a variable interest rate loan with the Accumulation Value in the Fixed Indexed Accounts and the Interim Account and if the amount of a variable interest rate loan exceeds the Accumulation Value in the Fixed Indexed Accounts and the Interim Account, we will automatically convert the variable interest rate loan to a fixed interest rate loan. You may request to convert back to a new variable rate interest loan after you have either reduced the loan balance by making a loan repayment or by increasing the amount of Accumulation Value in the Fixed Indexed Accounts.

VARIABLE INTEREST RATE POLICY LOAN INTEREST. Under a variable interest rate Policy loan, we may change the rate of interest we charge for the Policy loan once a year on your Policy Anniversary. We will notify you at your Policy Anniversary of any changes in the Policy Loan Interest rate for the coming year.

The rate of interest we charge for a variable interest rate Policy loan will equal the greater of:

     1. the published monthly average (Moody's Corporate Bond Yield Average-Monthly Average Corporates) as published by Moody's Investors Service, Inc. or its successor for the calendar month ending two months prior to the date the rate of interest for the Policy loan is determined, and

     2. the guaranteed interest rate for the Guaranteed Interest Account shown on the Policy data pages, plus one (1) percent per annum.

We may increase the rate of interest we charge for a variable rate Policy loan on a Policy Anniversary where based on the above formula the rate of interest for a variable rate Policy loan calculated prior to the Policy Anniversary would be one-half percent or more higher than the rate of interest we currently charge for the loan. We will decrease the rate of interest we charge for a variable rate Policy loan on a Policy Anniversary where based on the above formula the rate of interest for a variable rate Policy loan calculated prior to the Policy Anniversary would be one-half percent or more lower than the rate of interest we currently charge. We will calculate any change in the rate of interest we charge for a variable rate Policy loan as of the Interim Account Transfer Date in the second month preceding your Policy Anniversary.

Any change in the loan interest rate will apply to any new variable rate Policy loans as well as variable rate Policy loans existing on your Policy Anniversary. The rate of interest for a variable rate Policy loan in effect on the Policy Date is shown on the Policy data pages. If that rate changes, we will notify you in the Annual Report or by other written notice.

POLICY LOAN REPAYMENTS. If your Policy is in force, you may repay your loan in part or in full at any time before the insured's death. Your loan may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the Policy. When we receive a payment from you, we will automatically treat that payment as a premium payment unless you specify that the payment is a loan repayment. Loan repayments are not subject to a premium charge. If the insured dies with any loan outstanding, the amount of the Death Benefit will be reduced by the outstanding loan balance.

When you repay a fixed interest rate Policy loan, we transfer the repayment amount from the Fixed Loan Account to your Accumulation Value in the Guaranteed Interest Account, the Fixed Indexed Accounts and the Variable Account. Unless you instruct us otherwise, we will transfer the repayment amount on a pro-rata basis to the Guaranteed Interest Account, the Fixed Indexed Accounts and the Sub-Accounts of the Variable Account based on your Accumulation Value in each investment option on the Valuation Date we receive your loan repayment in Good Order at our Home Office. We reserve the right to restrict the amount of any loan repayment to the Guaranteed Interest Account.

A fixed interest rate Policy loan, whether or not it is repaid, will have a permanent effect on your Accumulation Value, and depending upon the Death Benefit option you have chosen, the Death Benefit. As long as a fixed interest rate Policy loan is outstanding the collateral for the loan in the Fixed Loan Account is not affected by the investment performance of Sub-Accounts and may not be credited with the rates of interest we credit Accumulation Value in the Guaranteed Interest Account or with Index Credits in the Fixed Indexed Accounts.

A variable interest rate Policy loan will not have a permanent effect on the Accumulation Value of your Policy. If you make a repayment of a variable interest rate loan, the loan balance will be reduced, however, the loan repayment will not have an impact on the Policy's Accumulation Value.

TERMINATION. If the Accumulation Value less the sum of the Policy loan(s) and any unpaid Policy Loan Interest is insufficient to cover the monthly charges on a monthly Policy Anniversary, a 61-day Grace Period begins. We will send you a written notice on the day your Policy goes into the Grace Period and inform you of your options. Your Policy will remain in force during the Grace Period. You may pay premiums during this Grace Period to cover the insufficiency and continue your Policy in force beyond the Grace Period. In addition to a notice that your Policy has gone into the Grace Period, we will send you and any assignee of record, at the last known address, at least 31 days prior to the end of the Grace Period, a written notice indicating the due date and the payment required to keep your Policy in force.

The payment required to keep your Policy in force after the Grace Period commences is equal to three times the sum of all the monthly charges that were due at the beginning of the Grace Period, plus the premium charge that would apply. If the payment is not paid by the end of the Grace Period, your Policy will terminate without value. If the insured dies during the Grace Period, the death proceeds will be paid to the Beneficiary. If the Policy were to terminate with an outstanding loan balance, you will also be required to make a loan repayment.

If the Policy terminates with an outstanding loan balance, the amount of that outstanding loan will be treated as a distribution, which could be taxable depending upon your investment in the Policy. This means that as a result of a Policy termination, you could recognize taxable income without any distribution of Policy Accumulation Value in the form of cash that could be used to pay any income tax due. You should consult your tax advisor regarding the tax treatment of a Policy termination with an outstanding loan balance. See "Federal Tax Status."

REINSTATEMENT. At any time within three years from the date of Policy Termination while the insured is living, you may ask us to restore your Policy to an in-force status, unless you surrendered your Policy. We will require each of the following to reinstate your Policy:

    1.your Written Request in Good Order to reinstate the Policy;


    2.that you submit to us at our Home Office during the insured's lifetime evidence satisfactory to us of the insured's insurability so that we may have time to act on the evidence during the insured's lifetime;


    3.a payment sufficient to cover all monthly charges and Policy Loan
      Interest due and unpaid during the Grace Period; and


    4.a premium sufficient to keep the Policy in force for three (3) months after the date of the reinstatement.

The effective date of reinstatement will be the first monthly Policy Anniversary on or following the date we approve your request for reinstatement. The Surrender Charge and Policy Issue Charge schedules that were in place at the end of the Grace Period will be effective at the reinstatement date. We will send you new Policy data pages when your Policy is reinstated. If you elected the Early Values Agreement at Policy issue, we will require that you reinstate that Agreement. Reinstating your Policy may have adverse tax consequences. You should consult your tax advisor before you reinstate your Policy. See "Federal Tax Status."


SURRENDER

You may request to surrender your Policy at any time while the insured is living and the Policy is in force. A surrender may have tax consequences. See "Federal Tax Status."


The Surrender Value of the Policy is the Accumulation Value less any unpaid Policy charges which we assess against Accumulation Value, less any Policy loan, less any unpaid Policy Loan Interest and less any Surrender Charges. If you have elected the Early Values Agreement, the Surrender Value will not be reduced by Surrender Charges. We determine the Surrender Value as of the Valuation Date on which we receive your signed Written Request for surrender of the Policy in Good Order at our Home Office. You may request that the Surrender Value be paid to you in cash or, alternatively, paid under a settlement option we offer. We may require that you return the Policy.

If you surrender your Policy during the first ten Policy Years or during the first ten years following an increase in Face Amount, we will assess a Surrender Charge, which may significantly reduce the Surrender Value. If you have elected the Early Values Agreement, the Surrender Value will not be reduced by the Surrender Charge. See "Policy Charges."


The amount you receive on surrender may be more or less than the total premiums you paid under the Policy. Once you surrender your Policy, all coverage and other benefits under the Policy cease and cannot be reinstated. See "Distributions Other Than Death Benefits from Modified Endowment Contracts" and "Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts."


We will pay surrender proceeds as soon as possible, but not later than seven days after we receive your Written Request in Good Order for surrender. However, if any portion of the Accumulation Value to be surrendered is attributable to a premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the check has cleared and the funds have been collected.


PARTIAL SURRENDER


While the insured is living and the Policy is in force, you may request a partial surrender of the Accumulation Value of your Policy by forwarding your request in Good Order to our Home Office. The partial surrender must be at least $500. The maximum partial surrender we will allow is the Accumulation
Value: (i) less any outstanding Policy loan and accrued loan interest,
(ii) less the amount of any Surrender Charge applicable at that time, and
(iii) less three (3) months of monthly charges. For each partial surrender, we assess a Partial Surrender Transaction Charge of 2 percent of the amount of the partial surrender, up to $25.

You may tell us from which Sub-accounts of the Variable Account, any Fixed Indexed Account and the Guaranteed Interest Account to make a partial surrender. If you do not instruct us as to which

Accounts we should take the partial surrender, we will take the partial surrender from the Accounts in the order described below:


     1. The partial surrender will be taken first from your Accumulation Value in the Guaranteed Interest Account.

     2. If the partial surrender amount exceeds your Accumulation Value in the Guaranteed Interest Account, the remaining partial surrender will be taken from your Accumulation Value in the Variable Account on a pro-rata basis from the Accumulation Value in each Sub-Account.

     3. If the partial surrender exceeds your Accumulation Value in the Guaranteed Interest Account and the Variable Account, the remaining partial surrender will be taken from your Accumulation Value in the Interim Account.

     4. If the partial surrender exceeds your Accumulation Value in the Guaranteed Interest Account, the Variable Account and the Interim Account, the remaining partial surrender will be taken from your Accumulation Value in the Fixed Indexed Accounts on a pro-rata basis from the Accumulation Value in each Segment.

We will process the partial surrender at the Unit Values next determined after we receive your request in Good Order at our Home Office. This means that if we receive your request for partial surrender prior to 3:00 p.m. Central time, we will process the request at the Unit Values determined as of that Valuation Date. If we receive your request for partial surrender at or after 3:00 p.m. Central time, we will process the request at the Unit Values determined as of 3:00 p.m. Central time on the following Valuation Date.

If a partial surrender would cause your Policy to be disqualified as life insurance under the Code, we will not process your request for partial surrender. In addition, unless you have instructed us otherwise in writing, if a partial surrender would cause your Policy to be classified as a modified endowment contract under the Code, we will not process your request for partial surrender. Under the Level Option Death Benefit, a partial surrender will cause a decrease in the Face Amount of the Policy equal to the amount of the partial surrender. For each Death Benefit option, a partial surrender will decrease the amount of the Death Benefit proceeds payable.

We will pay partial surrender proceeds as soon as possible, but not later than seven days after we receive your Written Request for partial surrender in Good Order.

We reserve the right to defer the payment of surrender and partial surrender proceeds for up to six months from the date of your Written Request, if such proceeds would be paid exclusively from your Accumulation Value in the Guaranteed Interest Account and the Fixed Indexed Accounts. In that case, if we postpone payment for more than 31 days, we will pay you interest at 2 percent annual rate for the period during which payment is postponed.

If mandated under applicable law, we may block an Owner's account and thereby refuse to pay any request for surrender or partial surrender until instructions are received from the appropriate regulator. We may also be required to provide additional information about an Owner and Owner's account to government regulators.


POLICY CHARGES


We assess certain charges against premiums and Accumulation Value under the Policy. The maximum and minimum charges and the charges for certain specified insureds are described in the "Fee Tables" section of this prospectus. The charges compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

SERVICES AND BENEFITS WE PROVIDE:


  .  the Death Benefit, cash, and loan benefits under the Policy;


  .  investment options, including premium payment allocations;

  .  administration of elective options; and

  .  the distribution of reports to Owners.

COSTS AND EXPENSES WE INCUR:


  . costs associated with processing and underwriting Applications, and with issuing and administering the Policy (including any Agreements);


  . overhead and other expenses for providing services and benefits, and sales and marketing expenses, including compensation paid in connection with the sale of the Policies; and

  . other costs of doing business, such as collecting premium payments, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees.

RISKS WE ASSUME:

  . that the cost of insurance charges we may assess are insufficient to meet our actual claims because insureds die sooner than we estimate; and

  . that the costs of providing the services and benefits under the Policies exceed the charges we assess.


PREMIUM CHARGE. Prior to allocation of a premium payment, we assess a charge from each premium payment to compensate us for distribution and administrative expenses and certain taxes associated with our issuance and maintenance of the Policy. We credit the remaining amount (the Net Premium) to your Policy's Accumulation Value according to your allocation instructions. The current Premium Charge is 4.0 percent of each premium and is guaranteed not to exceed
7.0 percent of each premium.


The premium charge includes premium taxes that we are required to pay to the state in which this Policy is issued, which may range from 0 percent to 2.5 percent.


ACCUMULATION VALUE CHARGES. We assess the following charges against your Accumulation Value: (1) a Monthly Policy Charge; (2) a Policy Issue Charge;
(3) a Cost of Insurance Charge; (4) a Mortality and Expense Risk Charge;
(5) Indexed Account Charge; (6) a Cash Extra Charge; (7) certain transaction charges; (8) a Surrender Charge; and (9) charges for any Agreements you elect.

Some of the Accumulation Value charges depend on the "Risk Class" of the insured. The Risk Class of an insured is based upon the insured's "Underwriting Class" and "Tobacco Class."

The Underwriting Class of the insured represents the level of mortality risk that we assume. The Tobacco Class refers to the tobacco use habits of the insured.

     1. MONTHLY POLICY CHARGE. The Monthly Policy Charge is currently $8 per month and is guaranteed not to exceed a monthly charge equal to $12.00, plus $0.0125 per $1,000 of Face Amount under the Policy. The Monthly Policy Charge compensates us for certain administrative expenses we bear, including those attributable to the records we create and maintain for your Policy.

     2. POLICY ISSUE CHARGE. We assess a monthly Policy Issue Charge for the first ten years following issuance of the Policy and for the first ten years following any increase in Face



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


         Amount. The charge varies based upon the age, gender and Risk Class of the insured. The Policy Issue Charge compensates us for our expenses of issuing, underwriting and distributing the Policy. The minimum guaranteed charge is $0.04 per $1,000 of Initial Face Amount or Face Amount increase and the maximum guaranteed charge is $0.53 per $1,000 of Initial Face Amount or Face Amount increase. The Policy Issue
         Charge for your Policy is shown on the Policy data pages of the Policy.

     3. COST OF INSURANCE CHARGE. We assess a monthly Cost of Insurance Charge to compensate us for underwriting the Death Benefit. The minimum guaranteed monthly charge is $0.015 per $1,000 of Net Amount at Risk and the maximum guaranteed monthly charge is $83.33 per $1,000 of Net Amount at Risk. The charge depends on a number of variables (insured's age, gender, Risk Class, and Face Amount) that would cause it to vary from Policy to Policy and from monthly Policy Anniversary to monthly Policy Anniversary. We calculate the Cost of Insurance Charge separately for the Initial Face Amount and for any increase in Face Amount, each a coverage layer. If we approve an increase in your Policy's Face Amount, a different Risk Class (and a different cost of insurance rate) may apply to the increase, based on the insured's circumstances at the time of the increase in Face Amount.

         The cost of insurance charge for a coverage layer is the Net Amount at Risk for the coverage layer multiplied by the applicable cost of insurance rate. The Net Amount at Risk varies with investment performance, the payment of premiums and the assessment of Policy charges. The Net Amount at Risk is equal to the Death Benefit payable divided by the Net Amount at Risk divisor, as shown on the data pages of your Policy, minus the Accumulation Value of the Policy.

         The actual monthly cost of insurance rates are based on our expectations as to future mortality and expense experience. The rates will never be greater than the maximum guaranteed cost of insurance rates for the Initial Face Amount shown on the Policy data pages of your Policy. The maximum guaranteed cost of insurance rates for any increase in Face Amount will be shown on the Policy data pages we send to you at the time of the increase in Face Amount. These guaranteed rates are based on the 2001 Commissioner's Standard Ordinary Composite, Ultimate, Age Nearest Birthday, Sex-Distinct Mortality Tables (2001 Commissioner's Standard Ordinary Composite, Ultimate, Age Nearest Birthday, Table B Mortality Tables, if we issue the Policy on a unisex basis) and the insured's age. We occasionally review the adequacy of our cost of insurance rates and may adjust those charges prospectively depending upon our expectations about our future mortality and expense experience, lapse rates, taxes, investment earnings and profit considerations. Any change in the cost of insurance rates will apply to all persons of the same age, Risk Class, and number of full years insurance has been in force.


         In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured grows older. Also our cost of insurance rates will generally be lower if the insured is a female than if a male, unless we issue the Policy on a unisex basis. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users, and for persons considered to be in excellent health. On the other hand, insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates under their Policies.

     4. MORTALITY AND EXPENSE RISK CHARGE. We assess a monthly Mortality and Expense Risk charge to compensate us for certain mortality and expense risks we assume. The mortality risk is that the insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy.

         This charge currently is equal to a monthly rate of 0.030 percent of the Accumulation Value less the Fixed Loan Account value of the Policy in Policy Years one through ten. Currently, we do not assess a charge after the 10th Policy Year. We reserve the right to increase this charge to a maximum rate of .075 percent of the Accumulation Value of the Policy.


         If this charge does not cover our actual costs, we may absorb any such loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses.


     5. INDEXED ACCOUNT CHARGE. We assess a monthly Indexed Account Charge to compensate us for certain administrative and other expenses we assume in making available the Fixed Indexed Account options. This charge currently is equal to a monthly rate of 0.02 percent of the Accumulation Value in the Fixed Indexed Accounts and Interim Account. We reserve the right to increase this charge to a maximum monthly rate of 0.05 percent of the Accumulation Value in the Fixed Indexed Accounts.

     6. CASH EXTRA CHARGE. We may assess a monthly charge to compensate us for providing the Death Benefit under the Policy where the insured presents a heightened or increased level of mortality risk. The minimum guaranteed monthly charge is $0.00 and the maximum guaranteed monthly charge is $100.00 per $1,000 of Face Amount. An insured may present increased mortality risk because of an outstanding medical condition (e.g., cancer that is in remission), or occupation or activity engaged in by the insured (e.g., sky-diving). We will assess the Cash Extra Charge only for the period of time necessary to compensate us for the heightened mortality risk we would bear as a result of an insured's outstanding medical condition, occupation or activity. The Cash Extra Charge, which is generally not applicable to most Policies, is uniquely determined for each insured and may vary based upon factors such as gender, Risk Class and age. The charge is defined as a level cost per thousand dollars of Face Amount. If a Cash Extra Charge applies to your Policy, the amount of the charge will be shown on the Policy data pages of the Policy.

     7. TRANSACTION CHARGES. We may assess certain transaction charges if you elect to make a Policy change, take a partial surrender, or transfer Accumulation Value among the Sub-Accounts, the Guaranteed Interest Account and the Fixed Indexed Accounts. We assess transaction charges from the Accumulation Value of your Policy.

         a. POLICY CHANGE TRANSACTION CHARGE. We assess a Policy Change Transaction Charge to compensate us for expenses associated with processing a Policy change such as an increase or decrease in Face Amount, a change in Death Benefit option or a change in your risk classification. Currently, the charge is $60 for each policy change. We guarantee the charge will not exceed $100.

         b. PARTIAL SURRENDER TRANSACTION CHARGE. For each partial surrender, we assess a processing fee of 2 percent of the amount surrendered, up to $25, from the remaining Accumulation Value. The fee compensates us for the administrative costs in generating the withdrawal payment and in making all calculations which may be required because of the partial surrender.

         c. TRANSFER TRANSACTION CHARGE. The Transfer Transaction Charge is guaranteed not to exceed $25. For purposes of assessing the charge, we consider all telephone, facsimile, written and/or eService Center requests processed on the same day to be one transfer, regardless of the number of Sub-Accounts (or Guaranteed Interest

             Account) affected by the transfer(s). We currently do not assess a Transfer Transaction Charge.


     8. SURRENDER CHARGE. If your Policy terminates or you fully surrender your Policy during the first 10 Policy Years or within 10 years after any increase in Face Amount, we assess a surrender charge from your Accumulation Value and pay the remaining amount (less any unpaid Policy charges, outstanding Policy loan and accrued interest) to you. The payment you receive is called the Surrender Value.

         The surrender charge equals the sum of any remaining Policy Issue Charges for the Initial Face Amount or the Face Amount increase, as applicable, measured from Policy Termination or full surrender to the end of the ten year surrender charge period. Increases in Face Amount have their own surrender charge penalty period. THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THESE CHARGES BEFORE YOU REQUEST A SURRENDER OR INCREASE IN FACE AMOUNT. UNDER SOME CIRCUMSTANCES, THE LEVEL OF SURRENDER CHARGES MIGHT RESULT IN NO SURRENDER VALUE BEING AVAILABLE.

         We assess the Surrender Charge to compensate us partially for the cost of administering, issuing, and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of Applications for insurance, processing of the Applications, establishing Policy records, and Policy issue. We do not expect Surrender Charges to cover all of these costs. To the extent that they do not, we will cover the short-fall from our General Account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.


         If you have elected the Early Values Agreement, the Surrender Charge will be waived on your Policy. See "Early Values Agreement" under the "Other Policy Provisions" of this prospectus.

     9. CHARGES FOR AGREEMENTS. We assess monthly charges for supplemental insurance benefits you add to your Policy by Agreement. Charges for the Agreements are described in the "Periodic Charges Other Than Investment Option Operating Expenses" table in the "Fee Tables" section of this prospectus.


DEDUCTION OF ACCUMULATION VALUE CHARGES. We will assess monthly Policy charges or Policy Transaction Charges against your Accumulation Value in the Guaranteed Interest Account, the Variable Account, the Interim Account and the Fixed Indexed Accounts in the order described below.

     1. First, we will deduct monthly Policy charges or Policy Transaction Charges from your Accumulation Value in the Guaranteed Interest Account.

     2. If the monthly Policy charges or Policy Transaction Charges exceed your Accumulation Value in the Guaranteed Interest Account, the remaining monthly Policy charges or Policy Transaction Charges will be deducted from the Variable Account on a pro-rata basis from your Accumulation Value in each Sub-Account.

     3. If the monthly Policy charges or Policy Transaction Charges exceed your accumulation value in the Guaranteed Interest Account and the Variable Account, the remaining monthly Policy charges or Policy Transaction Charges will be deducted from your Accumulation Value in the Interim Account.

     4. If the monthly Policy charges exceed your Accumulation Value in the Guaranteed Interest Account, the Variable Account and the Interim Account, the remaining monthly Policy charges or Policy Transaction Charges will be deducted from your Accumulation Value in the Fixed Indexed Accounts on a pro-rata basis from the Accumulation Value in each Segment.

However, if you instruct us in writing, we will assess the monthly Policy charges or Policy Transaction Charges against the Guaranteed Interest Account, the Fixed Indexed Accounts or any of the Sub-Accounts that you specify.

PORTFOLIO EXPENSES. The value of the net assets of each Sub-Account reflects the management fees and other expenses incurred by the corresponding Portfolio in which the Sub-Account invests. For further information, consult the Portfolios' prospectuses and the Annual Portfolio Operating Expenses table included in the "Fee Tables" section of this prospectus.


OTHER POLICY PROVISIONS


DEFERRAL OF PAYMENT. Normally, we will pay any proceeds under the Policy within seven days after our receipt of all the documents required for such payment. Other than the death proceeds, which are determined as of the date of death of the insured, we will determine the amount of payment as of the end of the Valuation Date on which we receive the request in Good Order at our Home Office.

We reserve the right to defer the payment of proceeds under the Policy, including Policy loans, for up to six months from the date of your request, if such payment would be taken from your Accumulation Value in the Guaranteed Interest Account or the Fixed Indexed Accounts. In that case, if we postpone payment, other than a Policy loan payment, for more than 31 days, we will pay you interest at 2 percent annual rate for the period beyond 31 days that payment has been postponed. We reserve the right to defer the payment of surrender, partial surrender, loan and Death Benefit proceeds from the Sub-Accounts and process transfers for the following: (a) any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); (b) when the SEC has determined that a state of emergency exists which may make such payment impractical; or (c) the SEC, by order, permits deferral for the protection of Policy Owners.

If mandated under applicable law, we may block an Owner's account and thereby refuse to pay any request for surrender, partial surrender, transfer, loans or Death Benefit proceeds until instructions are received from the appropriate regulator. We may also be required to provide additional information about an Owner and the Owner's account to government regulators.

BENEFICIARY. When we receive proof satisfactory to us of the insured's death, we will pay the death proceeds of a Policy to the Beneficiary or Beneficiaries named in the Application for the Policy unless the Owner has changed the Beneficiary. In that event, we will pay the death proceeds to the Beneficiary named in the last change of Beneficiary request.

If a Beneficiary dies before the insured, that Beneficiary's interest in the Policy ends with that Beneficiary's death. Only Beneficiaries who survive the insured will be eligible to share in the death proceeds. If no Beneficiary survives the insured, we will pay the death proceeds of this Policy to the Owner, if living, otherwise to the Owner's estate, or, if the Owner is a corporation, to it or its successor.

You may change the Beneficiary designated to receive the proceeds. If you have reserved the right to change the Beneficiary, you can file a Written Request with us to change the Beneficiary. If you have not reserved the right to change the Beneficiary, we will require the written consent of the irrevocable Beneficiary.

Your Written Request to change the Beneficiary will not be effective until it is recorded at our Home Office. After it has been so recorded, it will take effect as of the date you signed the request. However, if the insured dies before the request has been so recorded, the request will not be effective as to any Death Benefit proceeds we have paid before your request was recorded in our Home Office records.


SUPPLEMENTAL AGREEMENTS

The following Agreements offering supplemental benefits are available under the Policy. Some of the Agreements are subject to our underwriting approval. Your agent can help you determine whether certain of the Agreements are suitable for you. These Agreements may not be available in all states. Please contact us for further details.


WAIVER OF PREMIUM AGREEMENT. The Waiver of Premium Agreement provides that in the event of the insured's total and permanent disability (as defined in the Agreement), we will credit the specified premium payment identified in the Policy to the Policy each month while the insured is disabled, subject to the conditions set forth in the Agreement. This Agreement is available at issue with underwriting approval and may also be added after the first Policy Anniversary subject to underwriting approval. This Agreement is not available if the Waiver of Charges Agreement is elected. We assess a separate monthly charge for this Agreement.

WAIVER OF CHARGES AGREEMENT. The Waiver of Charges Agreement provides that in the event of the insured's total and permanent disability (as defined in the Agreement), we will waive the monthly charges under the Policy each month while the insured is disabled, subject to the conditions set forth in the Agreement. This Agreement is available at issue with underwriting approval and may also be added after the first Policy Anniversary subject to underwriting approval. This Agreement is not available if the Waiver of Premium Agreement is elected. We assess a separate monthly charge for this Agreement.

CHILDREN'S TERM AGREEMENT. The Children's Term Agreement provides fixed level term insurance on each of the insured's children (as defined in the Agreement) up to the first anniversary of the Agreement on or following the child's 25th birthday, subject to the conditions set forth in the Agreement. This Agreement is available at issue with underwriting approval and may be added after the first Policy Anniversary subject to underwriting approval. We assess a separate monthly charge for this Agreement.

ACCELERATED BENEFITS AGREEMENT. The Accelerated Benefits Agreement allows you to receive a significant portion of your Policy's Death Benefit, if the insured develops a terminal condition due to sickness or injury (as defined in the Agreement). This Agreement is available at issue without underwriting approval and may be added after the first Policy Anniversary, again without underwriting approval. There is no separate charge for the Agreement.


TERM INSURANCE AGREEMENT. The Term Insurance Agreement provides additional level term insurance coverage on the life of the insured. Subject to underwriting approval, this Agreement is available at issue and may not be added after issue. We assess a separate monthly charge for this Agreement.


OVERLOAN PROTECTION AGREEMENT. The Overloan Protection Agreement provides that the Policy will not terminate because of a Policy loan even where the Accumulation Value of the Policy is insufficient to cover Policy charges. This Agreement is available at issue without underwriting approval. The Policy Owner must elect to use the guideline premium test and cannot have elected to use the Accelerated Benefit Agreement, or waived charges or premiums under either the Waiver of Premium Agreement or the Waiver of Charges Agreement. Once exercised, the Death Benefit payable under the Policy will be the minimum Death Benefit payable as permitted under the Code at the time the Overloan Protection Agreement was exercised. The Agreement may be exercised on non-modified endowment contracts after the Policy has been in force for at least 15 years and the insured is over 75 years of age. Once elected, this Agreement will last until the Policy is surrendered or until the insured's death and will reduce the Policy Death Benefit by the amount of the Fixed Loan Account. We assess a one-time charge when the Agreement is exercised.


The tax treatment of the Overloan Protection Agreement is uncertain and it is not clear whether the Overloan Protection Agreement will be effective to prevent taxation of any outstanding loan balance as a distribution in those situations where Overloan Protection takes effect. Anyone contemplating exercise of the Policy's Overloan Protection Agreement should consult a tax advisor.

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EARLY VALUES AGREEMENT.  The Early Values Agreement ("EVA") waives the
Surrender Charges that would ordinarily apply to your Policy. Electing this Agreement results in higher cash Surrender Values in the early years of Policy ownership. If you elect this Agreement, the Accumulation Value will be slightly lower than if this Agreement is not elected because of the charge for the Agreement. The minimum monthly charge for this Agreement is 0.01 percent of the Accumulation Value less any Policy loan and the maximum monthly charge is 0.05 percent of Accumulation Value less any Policy loan. For purposes of determining the charge for this Agreement, Policy Loan Interest that has accrued, but which has not been paid or added to the Policy loan account, will be included as part of the Policy loan being subtracted from the Accumulation Value. This Agreement is only available at issue and may not be terminated once it is elected. If the Policy is terminated and later reinstated, the EVA must be added at reinstatement. You should only purchase this Agreement if higher cash Surrender Values in the early years of this Policy are important to you and you are willing to accept lower Policy Accumulation Values.

GUARANTEED INSURABILITY OPTION. The Guaranteed Insurability Option ("GIO") guarantees you the ability to purchase additional amounts of insurance coverage, which is also referred to as additional coverage layers, on the insured's life on specified option dates without additional underwriting. The minimum amount of additional coverage layer available is $10,000 and the maximum amount of additional coverage layer available is the lesser of $100,000 or the Face Amount of the base Policy on which the GIO is added. At the time the GIO is purchased, the Owner specifies the maximum amount of insurance coverage or additional coverage layer that may be added to the Policy on each specified option date. The GIO is only available for insureds between the ages of zero and forty. The Owner may purchase the GIO at issue subject to underwriting of the insured. The Owner may also add the GIO after the Policy is issued, subject to underwriting of the insured. The GIO may also be added to policies that were purchased prior to the initial date the GIO was available. The charge shown for the GIO is a monthly charge and will apply from the time the GIO is added to the Policy until the date the GIO terminates, which generally occurs on the last specified option date (which is generally the Policy Anniversary nearest the insured's fortieth birthday). The charge for the GIO will not be affected by the purchase of an additional coverage layer on a specified option date.

The GIO guarantees that the Owner will be able to purchase an additional coverage layer on the specified option dates, which occur on the Policy Anniversary nearest to the insured's birthday at ages 22, 25, 28, 31, 34, 37 and 40. You will also be able to purchase an additional coverage layer in the event the insured marries or enters into a legal partnership, experiences the birth of a child or the legal adoption of a child, each known as an alternative option date. If the Owner exercises the GIO on an alternative option date, the next available specified option date will no longer be available. For example, if the insured marries at age 26, the Owner may purchase an additional coverage layer effective as of the date of the marriage. Since there is no specified option date at age 26, the next specified option date available at age 28 will no longer be available. All of the remaining specified option dates (at ages 31, 34, 37 and 40) will continue to be available. On each available specified or alternative option date, the Owner will be able to purchase an additional coverage layer up to the maximum amount elected under the GIO.

The Cost of Insurance Charge for any additional coverage layer will be calculated using the insured's age and the most recent underwritten Risk Class for the Policy at the time the GIO is exercised. The additional cost of insurance charges for any additional coverage layer will be deducted monthly from the Policy's Accumulation Value. There is no requirement to pay additional premium when adding an additional coverage layer under the GIO. However, adding additional coverage layers will increase the Cost of Insurance Charges under the Policy and it may be necessary to pay additional premium to cover those increased Cost of Insurance Charges. The Cost of Insurance Charge for each new coverage layer is separate from and in addition to the charge you pay for purchasing the GIO. The Policy Change Transaction Charge and a new Surrender Charge and surrender charge period will apply to each new additional coverage layer. The addition of an additional coverage layer under the Policy will not result in any other charges.


The GIO and the monthly charge deducted for the GIO will terminate when the GIO terminates at the Policy Anniversary nearest the insured's fortieth birthday, which will correspond with the last specified option date under the GIO. The GIO and the monthly charge deducted for the GIO may terminate earlier than the Policy Anniversary nearest the insured's fortieth birthday if an alternative option date occurs after the insured's thirty-seventh birthday and before the Policy Anniversary nearest the insured's fortieth birthday and you elect to add an additional coverage layer on that alternative option date. The additional coverage layers purchased prior to termination of the GIO will continue after the termination of the GIO, unless such additional coverage layer is subsequently reduced or eliminated at the request of the Owner, subject to any surrender charges. You should purchase the GIO if you believe that future changes in the insured's life (e.g., marriage, children) will result in your need for additional Death Benefit and you are concerned about the insured's ability to qualify for additional insurance coverage because of health or lifestyle concerns. If you purchase the GIO and do not exercise the right to purchase additional insurance coverage or Face Amounts on the exercise date, you will still pay a charge for the GIO.

LONG TERM CARE ("LTC") AGREEMENT. The LTC Agreement allows you to accelerate Death Benefits by receiving monthly benefit payments upon the insured meeting certain eligibility requirements. We will pay you a monthly benefit to assist with the expenses associated with the insured's nursing home care or home health care. To be eligible for benefits under this Agreement, the insured must be certified by a licensed health care practitioner to be: (1) cognitively impaired or (2) unable to do at least 2 of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair). In addition, you must submit to us a plan for qualified long term care services that is written by a licensed health care practitioner and which is based upon an assessment that the insured requires long-term care services. Finally, the insured must also meet a 90-day waiting period, referred to as an elimination period, in which the insured is receiving long term care services. The elimination period can be satisfied by any combination of days of long-term care facility stay or days of home health care, as those terms are defined in the Agreement. These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days. The elimination period has to be satisfied only once while this Agreement is in effect.


The benefit payments made under this Agreement may not cover all of the Insured's long term care costs. The long-term care benefits paid under this Agreement are intended to be "qualified long term care insurance" under federal tax law, and may not be taxable to the Owner. See "Tax Treatment of Policy Benefits." You should consult your tax advisor about the tax impact of purchasing this Agreement.


This Agreement may be added to your Policy at any time after issue, subject to providing us evidence of insurability. We will consider Applications for the LTC Agreement if the insured is receiving long-term care at the time of the request; however, it is unlikely that the insured's evidence of insurability will be satisfactory for issuing the Agreement. This Agreement will be subject to the incontestability provisions of the Policy, which are described in your Policy and in the Statement of Additional Information. See "Statement of Additional Information."

You will select the maximum amount of long-term care benefit (LTC amount) that you want when you purchase this Agreement. The LTC amount cannot be less than one hundred thousand dollars and cannot exceed the lesser of (i) the Policy Face Amount or (ii) five million dollars. You may also select either a two (2%) or four (4%) percent monthly benefit percentage that will be used to calculate your monthly benefit payment.

If you decrease the Face Amount of the Policy, we may lower the amount of long term care benefit (LTC amount) available under the Agreement. If the Policy's Face Amount after the decrease is less than the LTC amount before the face decrease, the LTC amount will be equal to the new decreased Face Amount. If you request a partial surrender of your Accumulation Value, the LTC amount is set equal to the LTC amount that was in effect immediately prior to the partial surrender, multiplied by the ratio of the Death Benefit of the Policy (without regard to any Policy loan) after the partial surrender to the Death Benefit of the Policy (without regard to any policy loan) immediately prior to the partial surrender. For example, if the Policy Death Benefit is $1,000,000 and the LTC amount is $500,000, a partial surrender of $100,000 would reduce the LTC amount to $450,000, which is calculated as follows: LTC amount before partial surrender ($500,000) multiplied by the ratio of the Death Benefit after partial surrender ($900,000) to the Death Benefit before partial surrender ($1,000,000) or $500,000 x $900,000/$1,000,000 = $500,000 x .90 = $450,000.

The monthly charge for the LTC Agreement will be affected by changes in the long term care Net Amount at Risk. A decrease in the Policy Face Amount will change the long term care Net Amount at Risk even if the LTC amount does not change because the proportion of the Accumulation Value used to reduce the LTC amount to calculate long term care Net Amount at Risk will change. For example, if the Policy face amount is $1,000,000, the LTC amount is $500,000 and the Accumulation Value on the date of the Policy Face Amount reduction is $100,000, the long term care Net Amount at Risk is $450,000, calculated as follows: LTC amount ($500,000) minus $50,000, which is the product of the Accumulation Value ($100,000) and the ratio of the LTC amount to the Policy Face Value ($500,000/$1,000,000) or, $100,000 x .50 = $50,000. If the Policy Face Value is
reduced to $750,000, the new long term care Net Amount at Risk will be $433,333, calculated as follows: LTC amount ($500,000) minus $66,667, which is the product of the Accumulation Value ($100,000) and the ratio of the LTC amount to the Policy Face Value ($500,000/$750,000), or $100,000 x .66667 =
66,667. The long term care Net Amount at Risk will not be impacted upon a partial surrender of the Accumulation Value.


When you submit a request for benefits under this Agreement, we will determine the amount of your benefit as a monthly amount. In order to begin receiving monthly benefits after the insured is determined to be eligible, you will need to submit evidence that the insured is continuing to incur monthly long term care costs. We may require you to complete any benefit forms on a monthly basis. Payments will generally be paid within fifteen days of when we receive proof that monthly long term care services have been provided.

The maximum monthly benefit will be the lesser of:

    1.The monthly benefit percentage you chose times the LTC amount in effect;
      or

    2.The per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the month.


You may request to receive a monthly benefit less than the maximum we determine. Choosing a lesser amount could extend the length of the benefit period. If you request less than the maximum benefit, you may request that benefit amount be changed, however, we will never pay more than the maximum monthly benefit allowed under the Internal Revenue Code. We will continue to make benefit payments to you until: 100% of the LTC amount has been paid, the Insured is no longer eligible for the benefit, the Policy is surrendered, the Policy terminates when the Policy loan plus the unpaid Policy loan interest exceed the Accumulation Value, we receive a request to cancel this Agreement or the Insured dies.


In order to continue receiving benefits, you must submit to us, on a monthly basis, evidence that the insured is receiving long term care services. This evidence generally includes invoices for long term care services the insured receives. We may also require, no more frequently than annually, a recertification by a licensed health care practitioner, that the insured is either (1) cognitively impaired or (2) unable to do at least two of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair).

If you do not send us evidence that the insured is receiving long term care services on a monthly basis, we will not send you the monthly benefit. If you do not submit evidence that the insured is receiving long term care services for a period of three consecutive months, you must submit a request to reinstate monthly benefits and provide additional information to us that the insured continues to be eligible for benefits under the Agreement. We will require i) recertification by a licensed health care practitioner that the insured is either (1) cognitively impaired or (2) unable to do at least two of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair), ii) resubmission of a plan for qualified long term care services that is written by a licensed health care practitioner and which is based upon an assessment that the insured requires long term care services and iii) evidence that the insured is continuing to incur monthly long term care costs.


If you have added the LTC Agreement, when you make a claim and we pay a long-term care benefit, we will automatically transfer all of your Policy's Accumulation Value that is in the Fixed Indexed Accounts and the Variable Account to the Guaranteed Interest Account. Transfers of Accumulation Value from the Fixed Indexed Accounts will occur at the end of any applicable Segment Term. You will not be allowed to transfer amounts into either of the Fixed Indexed Accounts or the Variable Account when benefits payments are being made under this Agreement.

We will waive the LTC Agreement charges while benefits are being paid under the Agreement. However, other Policy charges will continue to be assessed against your Accumulation Value. If your Accumulation Value goes to zero while long term care benefits are being paid under this Agreement, we will waive any additional Policy charges. While receiving LTC Agreement benefits, you may not increase the Policy Death Benefit; request a policy loan, or partial withdrawals from the Policy. You may request to decrease the Death Benefit or request a partial surrender to make a Policy loan payment. A request for benefits under the Accelerated Death Benefit Agreement may also reduce the amount of benefits you may receive under the LTC Agreement.

When we make a monthly benefit payment under this Agreement, we will reduce the amount of the Death Benefit by the monthly payment. We will waive the Policy Transaction Charge for the Death Benefit change made as a result of a benefit payment under this Agreement. We will also reduce the Accumulation Value in proportion to the reduction in the Death Benefit. The Accumulation Value following an LTC benefit payment will equal the Accumulation Value immediately prior to the LTC benefit payment multiplied by a factor. This factor will equal the Policy Death Benefit (without regard to any outstanding Policy loan) following the payment of an LTC benefit divided by the Policy Death Benefit (without regard to any outstanding Policy loan) immediately prior to the LTC benefit payment. If the Policy has an outstanding loan, a proportionate amount of the loan will be repaid with the monthly benefit, which will reduce the amount you receive.

This Agreement will terminate when i) we have paid the maximum LTC amount, ii) the insured is no longer eligible for long term care benefits, iii) the Policy terminates due to the loan balance exceeding the Accumulation Value, iv) the Policy terminates due to the death of the Insured, v) the Policy terminates upon a complete surrender of the Policy, vi) you terminate the Agreement by Written Request to our Home Office, vii) or your Policy otherwise terminates because a partial surrender or other reduction in Accumulation Value leaves the Policy with insufficient amounts to cover Policy charges on the next monthly Policy anniversary. See "Termination" and "Partial Surrender."

INFLATION AGREEMENT. The Inflation Agreement provides you the ability to increase your Face Amount of insurance without underwriting every three years based upon increases in the cost of living (the "Cost of Living") as measured by changes in the U.S. Department of Labor Consumer Price Index ("CPI"). On the third anniversary of the issue date of this Agreement, we will calculate a Cost of Living increase and automatically increase the face value of your Policy. We will calculate a Cost of Living Increase on every third Agreement anniversary until the insured reaches the age of sixty. You may refuse to accept a Cost of Living increase; however, if you do so and the insured is over the age of twenty-one, no further Cost of Living increases may be made. If the insured is under the age of twenty-one at the time you refuse a Cost of Living increase, no additional Cost of Living increase offers will be made until after the insured turns age twenty-one.

The amount of the Cost of Living increase will be the lesser of (1) the Policy Face Amount multiplied by two times the increase in the CPI during the previous three years or (2) $100,000. The increase in the CPI is calculated by dividing the CPI on the date five months before the date of the Cost of Living increase by the CPI on the date forty-one months before the Cost of Living increase and subtracting one from that number.

The Inflation Agreement is only available for insureds under the age of sixty. The Owner may purchase the Inflation Agreement at issue subject to underwriting of the insured. The Owner may also add the Inflation Agreement after the Policy is issued, subject to underwriting of the insured. The Inflation Agreement may also be added to Policies that were purchased prior to the initial date the Inflation Agreement was available. The charge shown for the Inflation Agreement is a monthly charge and will apply from the time the Inflation Agreement is added to the Policy until the date the Inflation Agreement terminates. The charge for the Inflation Agreement will not be affected by the purchase of additional insurance.

The Cost of Insurance Charge for any additional insurance will be calculated using the insured's age and the most recent underwritten Risk Class for the Policy at the time the cost of living increase is accepted. The Cost of Insurance Charges for any additional insurance will be deducted monthly from the Policy's Accumulation Value. There is no requirement to pay additional premium when adding additional insurance under the Inflation Agreement. However, accepting the additional insurance increases the Cost of Insurance Charge under the Policy and it may be necessary to pay additional premium to cover the increased Cost of Insurance Charge. The Cost of Insurance Charge for the additional insurance is separate from and in addition to the charge you pay for purchasing the Inflation Agreement.

The Inflation Agreement and the monthly charge deducted for the Inflation Agreement will terminate when the Inflation Agreement terminates. Additional insurance purchased under this Agreement will remain in force until: the Policy Face Amount is reduced or eliminated at the request of the Owner, the Policy terminates or the insured dies.

The Inflation Agreement will terminate on the earliest of: 1) the Policy anniversary nearest to the insured's 59th birthday, 2) the date this Policy is terminated or surrendered, 3) the date we receive your Written Request in Good Order to terminate the Agreement, 4) the date you refuse a Cost of Living increase when the insured is over the age of twenty-one and 5) the insured's date of death.

You should purchase the Inflation Agreement if you believe that the Policy Face Amount needs to keep pace with increases in cost of living as measured by the CPI and you are concerned about the insured's ability to qualify for additional insurance coverage because of health or lifestyle concerns. If you purchase the Inflation Agreement and do not accept the additional insurance coverage or Face Amounts when offered, you will still pay a charge for the Inflation Agreement.

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Increasing your Face Amount of insurance may have adverse tax consequences. If you elect the Inflation Agreement, you should consult a tax advisor before increasing your face amount of insurance.

NOTE: Any amounts paid that are in excess of your Accumulation Value under a supplemental benefit are subject to our financial strength and claims paying ability.


OTHER MATTERS

FEDERAL TAX STATUS

INTRODUCTION. The discussion of federal taxes is general in nature and is not intended as tax advice. Each person concerned should consult a tax adviser. This discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service (the "IRS"). We have not considered any applicable state or other tax laws.

TAXATION OF MINNESOTA LIFE AND THE INDIVIDUAL VARIABLE UNIVERSAL LIFE
ACCOUNT. We are taxed as a "life insurance company" under the Code. The operations of the Variable Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on income dividends received by the Variable Account or on capital gains arising from the Variable Account's activities. The Variable Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.

At the present time, we make no charge to the Variable Account for any federal, state or local taxes that we incur that may be attributable to such Account or to the Policies. However, we reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Account or the Policies.


In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the majority of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; and (ii) under applicable income tax law for purposes of both the dividends received deductions and the foreign tax credits, contract Owners are not the Owners of the assets generating those benefits.

TAX STATUS OF THE POLICY. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a Policy must satisfy certain requirements which are set forth in the Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on a standard rate class basis (other than those with a Cash Extra Charge) should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis or with a Cash Extra Charge and it is not clear whether such policies will in all cases satisfy the applicable requirements. If a Policy were determined not to be a life insurance contract for federal income tax purposes, that Policy would not provide most of the tax advantages normally provided by a life insurance contract. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

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In some circumstances, Owners of variable life insurance contracts who retain excessive control over the investment of underlying Variable Account assets may be treated as the Owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the Owner of the assets held in the Variable Account, which is the Variable Account underlying the Policy. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the Owners of the assets held in the Variable Account.


In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order to treat the Policy as a life insurance contract for federal income tax purposes. We intend that the Variable Account, through the Funds and the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS


GENERAL. We believe that the Death Benefit under a Policy should generally be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of Ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary. A tax adviser should be consulted on these consequences.

Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy Accumulation Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as MECs, with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general, however, a Policy will be classified as a MEC if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy Years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the Death Benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a Death Benefit equal to the lowest Death Benefit that was payable in the first seven Policy Years. To prevent your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult with a competent adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

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

DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Policies classified as MECs are subject to the following tax rules:


    1.All distributions other than Death Benefits, including distributions upon surrender and withdrawals, from a MEC will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.


    2.Loans taken from or secured by a Policy classified as a MEC are treated as distributions and taxed accordingly.


    3.A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's Beneficiary or designated Beneficiary.


If a Policy becomes a MEC, distributions that occur during the contract year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than Death Benefits from a Policy that is not classified as a MEC are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with fixed interest rate Policy loans after your Policy has been in force for ten years or more are less clear and a tax adviser should be consulted about such loans.


Finally, the 10 percent additional income tax does not apply to distributions or loans from or secured by a Policy that is not a MEC.

INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax free.


SETTLEMENT OPTIONS. Even if the Death Benefit under the Policy is excludible from income, payments under Settlement Options may not be excludible in full. This is because earnings on the Death Benefit after the insured's death are taxable and payments under the Settlement Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under the Settlement Options.

MULTIPLE POLICIES. Under the Code, all MECs issued by us (or an affiliated company) to the same Policy Owner during any calendar year will be treated as one MEC for purposes of determining the amount includable in gross income under
Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. For further information on current aggregation rules under this provision, see your own tax adviser.

                                                                        Page 61


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POLICY LOANS.  In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or terminated, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

REINSTATEMENTS. You may have adverse tax consequences if you request that we reinstate your Policy after it has terminated with no Accumulation Value or for non-payment of premiums. For example, reinstatements that occur more than ninety days after a Policy terminates with no Accumulation Value or for non-payment of premium could automatically be classified as a MEC. You should consult your tax advisor before you reinstate your Policy.


OVERLOAN PROTECTION AGREEMENT. Anyone contemplating the purchase of the Policy with the Overloan Protection Agreement should be aware that the tax consequences of the Overloan Protection Agreement have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Agreement is exercised. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Agreement.


LONG TERM CARE AGREEMENT. We believe the LTC Agreement qualifies as long term care insurance under the Code, however, you should be aware that the tax treatment of long term care benefits is uncertain. The IRS could assert that a portion or all of the long term care benefits could be taxable to the Owner of the Policy when those benefits are paid. You should consult a tax advisor regarding the tax risks associated with benefit payments from the LTC Agreement.


WITHHOLDING. To the extent Policy distributions are taxable, they are generally subject to income tax withholding. Recipients can generally elect, however, not to have tax withheld from distributions.


OTHER TRANSACTIONS. Changing the Policy Owner may have tax consequences. Pursuant to Section 1035(a)(1) of the Code, exchanging this Policy for another involving the same insureds should have no federal income tax consequences if there is no debt and no cash or other property is received. The new Policy would have to satisfy the 7-pay test from the date of the exchange to avoid characterization as a MEC. An exchange of a life insurance contract for a new life insurance contract may, however, result in a loss of grandfathering status for statutory changes made after the old Policy was issued.


BUSINESS USES OF POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split-dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of such Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser regarding the tax attributes of the particular arrangement.


Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. In particular, Section 101(j) of the Code added in 2006, denies the tax-free treatment of Death Benefits payable under an employer-owned life insurance contract unless certain notice and consent requirements are met and either (1) certain rules relating to the insured employee's status are satisfied or (2) certain rules relating to the payment of the "amount received under the contract" to, or for the benefit of, certain Beneficiaries or successors of the insured employee are satisfied. The new rules apply to life insurance contracts owned by corporations (including S corporations), individual sole proprietors, estates and trusts and partnerships that are engaged in a trade or business. Any business contemplating the purchase of a Policy on the life of an employee should consult with its legal and tax advisers regarding the applicability of to the proposed purchase.

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


If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity's interest deduction under Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.


SPLIT-DOLLAR ARRANGEMENTS. A tax adviser should be consulted with respect to the split-dollar regulations if you have purchased or are considering the purchase of a Policy for a split-dollar insurance plan. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser.

Additionally, the Sarbanes-Oxley Act of 2002 (the "Act") prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.


ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, when the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of federal estate tax if the insured owned the Policy. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death. The Policy would not be includable in the insured's estate if the insured neither retained incidents of ownership at death nor had given up ownership within three years before death.

Moreover, under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a life insurance Policy is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under federal, state and local law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.


For 2012, the federal estate tax, gift tax and generation-skipping transfer ("GST") tax exemptions and maximum rates are $5,120,000 and 35%, respectively. After 2012, in the absence of legislative action, the federal estate tax, gift tax and GST tax exemptions and rates will return to their 2001 levels (with inflation adjustments for the GST tax exemption but not for the estate or gift tax exemptions). This would result in significantly lower exemptions and significantly higher tax rates. Between now and the end of 2012, Congress may make the current exemptions and rates permanent, it may do nothing and allow the 2001 levels to go into effect, or it may change the applicable exemptions and/or tax rates.


The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your Beneficiaries under all possible scenarios.

It should be understood that the foregoing description of the federal income, gift and estate tax consequences under the Policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, a person contemplating the purchase of a variable life insurance Policy or exercising elections under such a Policy should consult a tax adviser.


VOTING RIGHTS


We will vote the Fund shares held in the various Sub-Accounts of the Variable Account at regular and special shareholder meetings of the Funds in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your Policy's Accumulation Value in a Sub-Account by the net asset value per share of the corresponding Fund Portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. We will vote Fund shares held by the Variable Account as to which no instructions are received in proportion to the voting instructions which are received from Policy Owners with respect to all policies participating in the Variable Account. Proportional voting may result in a small number of Policy Owners determining the outcome of the vote.


We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in sub-classification or investment policies of the Funds or approve or disapprove an investment advisory contract of the Funds. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment advisers of the Funds if we reasonably disapprove of such changes. A change would be disapproved only:


  . if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of Policy Owners, or


  . if we determined that the change would be inconsistent with the investment objectives of the Funds or would result in the purchase of securities for the Funds which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives.

In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next annual report or through a special notice.

COMPENSATION PAID FOR THE SALE OF POLICIES

Securian Financial Services, Inc. ("Securian Financial"), whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Securian Financial was incorporated in 1984 under the laws of the state of Minnesota. Securian Financial, an affiliate of Minnesota Life, is the principal underwriter of the Policies. Securian Financial and other authorized broker-dealers sell the

Policies through their registered representatives, each of whom is also an insurance agent appointed by Minnesota Life. Commissions for the sale of Policies by broker-dealers other than Securian Financial are paid directly to such broker-dealers by Minnesota Life, in all cases as agent for Securian Financial, and as authorized by the broker-dealers. The amount of commission received by an individual registered representative in connection with the sale of a Policy is determined by his or her broker-dealer. In the case of Policies sold by registered representatives of Securian Financial, commissions are paid directly to such registered representatives by Minnesota Life as agent for Securian Financial. Minnesota Life also pays compensation as agent for Securian Financial to general agents of Minnesota Life who are also Securian Financial registered representatives, which is described in more detail below. Securian Financial may also receive compensation from an underlying Fund or its affiliates as described in more detail in the "Payments Made by Underlying Mutual Funds" section of this prospectus. The commissions and compensation described in this paragraph, and the payments to broker-dealers described below, do not result in charges to the Policy that are in addition to the Policy charges described elsewhere in this prospectus.


PAYMENTS TO REGISTERED REPRESENTATIVES OF SECURIAN FINANCIAL. Except for Policies with the Early Values Agreement ("EVA"), commissions to registered representatives of Securian Financial on the sale of Policies include:


  . Up to 62.1 percent of gross premium paid in the first twenty four months after the Policy is issued (initial commissions), however, we will limit the amount of gross premium on which we will pay initial commissions to an annual target premium we establish based upon the age, gender and Risk Class of the insured and Face Amount of the insurance for the Policy.


  . Up to 3.78 percent of the gross premium paid between the twelfth and twenty fourth months (up to the target premium for gross premiums paid between the twelfth and twenty fourth months), however, gross premium that counts toward initial commissions will not be counted for this portion of the commission.

  . We will also pay up to 3.78 percent on all premiums (up to the target premium) paid in years three through five.


  . On premiums received in excess of the target premium we will pay commissions up to 1.89 percent in Policy Years one through five.

  . We also pay additional compensation of up to 0.081 percent of the Accumulation Value in Policy years six through ten, and .054 percent of the Accumulation Value in Policy Years 11 and greater.

For Policies that have the EVA, we pay commissions up to 20.0 percent of gross premium paid in the first twenty four months after the Policy is issued (up to the annual target premium for the Policy) and up to 10.53 percent of that same dollar amount of gross premium in each of the four years following the payment of such premiums. Compensation for gross premium payments in excess of target premium and additional compensation based upon Accumulation Value for Policy Years six and later is the same as on Policies without EVA.


In addition, based uniformly on the sales of all insurance policies by registered representatives of Securian Financial, we and Securian Financial will award credits which allow those registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us. Finally, registered representatives may also be eligible for financing arrangements, company-paid training, insurance benefits, and other benefits, including occasional entertainment, based on their contract with us.

We make additional payments for sales of the Policies to general agents who manage registered representatives. Payments to general agents vary and depend on many factors including the commissions and amount of proprietary products sold by registered representatives supervised by the general agent. General agents may also be eligible for insurance benefits, other cash benefits, and non-cash compensation such as conventions and other meetings.

PAYMENTS TO BROKER-DEALERS. We pay compensation for the sale of the Policies by affiliated and unaffiliated broker-dealers. The compensation that we pay to broker-dealers for the sale of the Polices is generally not expected to exceed, on a present value basis, the aggregate amount of compensation that we pay with respect to sales made by registered representatives of Securian Financial. Broker-dealers pay their registered representatives all or a portion of the commissions received for their sales of the Policy. We may also pay other broker-dealers amounts to compensate them for training and education meetings for their registered representatives.

All of the compensation described here, and other compensation or benefits provided by Minnesota Life or our affiliates, may be more or less than the overall compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this Policy over other investment alternatives. However, the differences in compensation may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about these differences and how he or she and his or her broker-dealer are compensated for selling the Policies.

LEGAL PROCEEDINGS

Like other life insurance companies, we are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Individual Variable Universal Life Account, the ability of Securian Financial Services, Inc. to perform its contract with the Individual Variable Universal Life Account, or the ability of Minnesota Life to meet its obligations under the Policies. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the Individual Variable Universal Life Account.

FINANCIAL STATEMENTS

The financial statements of the Minnesota Life Individual Variable Universal Account and Minnesota Life are contained in the Statement of Additional Information. The Statement of Additional Information is available, free of charge, from us upon request. To request a Statement of Additional Information, call us at 1-800-277-9244 or write to us at: Minnesota Life Insurance Company, 400 Robert Street North, Saint Paul, Minnesota 55101.

REGISTRATION STATEMENT

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the registration statement thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, Minnesota Life,


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

and the Policies. Statements contained in this prospectus as to the contents of Policies and other legal instruments are summaries, and reference is made to such instruments as filed.

STATEMENT OF ADDITIONAL INFORMATION


A Statement of Additional Information, with the same date, containing further information about the Variable Account and the Policy is available without charge from us at your request. It has been filed with the SEC and is incorporated by reference into this prospectus. In addition, you may order a personalized illustration of Death Benefits, cash Surrender Values, and cash values, without charge, from us. To request a Statement of Additional Information, a personalized illustration or any information about your Policy call us at 1-800-277-9244 or write to us at: Minnesota Life Insurance Company, 400 Robert Street North, Saint Paul, Minnesota 55101.


Information about the Variable Account (including the Statement of Additional Information) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC (information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090 or at the SEC's website, http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549-0102. You can also call the SEC at 1-202-551-8090.

The table of contents for the Statement of Additional Information is as follows:

       General Information and History
       Services
       Additional Information
       Underwriters
       Underwriting Procedures
       Settlement Options
       Illustrations
       Experts
       Other Information
       Financial Statements

Investment Company Act No. 811-22093

                                                                        Page 67

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APPENDIX -- GLOSSARY

ACCUMULATION VALUE: The sum of the values under the Policy in the Minnesota Life Individual Variable Universal Life Account, the Guaranteed Interest Account, the Fixed Indexed Accounts, the Interim Account and the Fixed Loan Account.


AGE: The Issue Age plus the number of complete Policy Years elapsed.


AGREEMENT: Any benefit, other than the base Policy, made a part of this Policy.


APPLICATION: The form completed by the proposed insured and/or proposed Owner when applying for coverage under the Policy. This includes any:


  .  amendments or endorsements;

  .  supplemental Applications; or
  .  reinstatement Applications.

BENEFICIARY(IES): The person(s) so named in the Application, unless later changed, to whom any Death Benefit is payable upon the death of an insured, subject to the conditions and provisions of the Policy.


CODE: The U.S. Internal Revenue Code of 1986, as amended.


DEATH BENEFIT: The amount payable to the Beneficiary upon the death of the insured, according to the conditions and provisions of the Policy.


FACE AMOUNT: The amount we use in determining the insurance coverage of an insured's life.


FIXED INDEXED ACCOUNT: A Fixed Indexed Account is part of our General Account. We may credit Index Credits to your Accumulation Value allocated to Segments in the Fixed Indexed Accounts based in part on the investment performance of the S&P 500(R) , subject to a Growth Cap and Participation Rate. We make available two Fixed Indexed Account options under the Policy, Fixed Indexed Account A and Fixed Indexed Account B.

FIXED LOAN ACCOUNT: Part of our General Account where we transfer amounts from the Minnesota Life Individual Variable Universal Life Account, the Guaranteed Interest Account and the Fixed Indexed Accounts as collateral for fixed interest rate Policy loans.


FREE LOOK PERIOD: The period during which you may examine and return the Policy to us at our Home Office and receive a refund.

FUND: An open-end diversified management investment company or unit investment trust in which the Minnesota Life Individual Variable Universal Life Account invests.

GENERAL ACCOUNT: All assets of the Minnesota Life Insurance Company other than those in the Minnesota Life Individual Variable Universal Life Account or other separate accounts established by us.


GOOD ORDER: This means the actual receipt by us of the instructions relating to a transaction in writing-or when appropriate by telephone or the internet along with all completed forms, documents, information and supporting legal documentation (including any required consents) we require in order to effect the transaction. To be in "Good Order," instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. We reserve the right to change our requirements for what constitutes Good Order and which documents and forms are required in order for us to complete a transaction request.


GRACE PERIOD: A 61-day period after which a Policy will terminate if you do not make a sufficient payment.

GROWTH CAP: The Growth Cap is the maximum growth rate for a Segment that is used to determine the amount of any Index Credit for the Segment.


GUARANTEED INTEREST ACCOUNT: The Guaranteed Interest Account is part of our General Account. We credit Accumulation Value in the Guaranteed Interest Account with a fixed rate of interest guaranteed to be no less than a 2 percent annually.

HOME OFFICE: Our office at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: 651-665-3500.

INDEX OR S&P 500(R). Standard & Poor's 500(R) Composite Stock Price Index.


INDEX CREDIT: The amount of interest we may credit for an Index Credit Term to your Accumulation Value allocated to a Segment. The amount of an Index Credit is determined by reference to the investment performance of the S&P 500(R) over the Index Credit Term, subject to certain conditions, including a Growth Cap and Participation Rate.

INDEX CREDIT TERM: The time period over which changes in the underlying indices of a Segment are measured for purposes of calculating the Index Credit for that Segment. Currently, all Index Credit Terms and Segments have durations of one year.

INITIAL FACE AMOUNT: The Face Amount on the Policy Date.

INITIAL MINIMUM PREMIUM: The amount of premium required to put the Policy in force. The Initial Minimum Premium is the monthly Initial Minimum Premium shown on the Policy data pages multiplied by three (3) months plus the number of complete months from the Policy Date to the date of payment.

ISSUE AGE: The insured's age at nearest birthday as of the Policy Date.

INTERIM ACCOUNT: The Interim Account is part of our General Account and contains Net Premiums and Accumulation Value transferred from the Guaranteed Interest Account and the Variable Account that you have directed us to place in a Fixed Indexed Account. On each Interim Account Transfer Date, we transfer Accumulation Value in the Interim Account to the Fixed Indexed Accounts according to your allocation instructions.

INTERIM ACCOUNT TRANSFER DATE: The third Friday of each month, which is the date we transfer your Accumulation Value in the Interim Account, including interest credited on amounts in the Interim Account, to a Fixed Indexed Account according to your allocation instructions.


MEC: A modified endowment contract, as defined under the Code.


NET AMOUNT AT RISK: The value equal to the Death Benefit as of the most recent monthly Policy Anniversary divided by the Net Amount at Risk divisor (as shown on the Policy data pages), and reduced by the Policy Accumulation Value at the beginning of the Policy month, before deduction of the current month's Cost of Insurance Charge.


NET PREMIUM: The amount of premium after the Premium Charge has been deducted.


OWNER (YOU, YOUR): The person named in the Application as the Owner, unless later changed.


PARTICIPATION RATE: A percentage of the growth rate for a Segment used to determine the amount of any Index Credit for the Segment at the end of the Segment Term.


PLANNED PREMIUM: The amount of premium you plan to pay for the Policy on a periodic basis. Planned premiums serve as the basis for premium payment reminder notices. Payment of Planned Premiums may not necessarily keep the Policy in force.

POLICY ANNIVERSARY: The same day and month as your Policy Date for each succeeding year your Policy remains in force. A monthly Policy Anniversary is the same day as your Policy Date for each succeeding month your Policy remains in force.

POLICY DATE: The date shown on the Policy data pages, which is the date from which we determine Policy Anniversaries, Policy years, and monthly Policy Anniversaries.

POLICY LOAN INTEREST: The amount of interest we charge you on any outstanding Policy loan balance under your Policy.

POLICY YEAR: A year that starts on the Policy Date or on a Policy Anniversary.

PORTFOLIO: A separate investment Portfolio of a Fund. Each Sub-Account invests exclusively in one Portfolio of a Fund.

RISK CLASS: The classification of the insured, based on the Underwriting Class combined with the Tobacco Class.

SEC: The Securities and Exchange Commission, a United States government agency.


SEGMENT: A Segment is part of a Fixed Indexed Account and is created by the allocation of Net Premium, transfer of Accumulation Value from the Interim Account or rollover of Accumulation Value from a prior Segment. We may credit an Index Credit to your Accumulation Value allocated to a Segment based in part on the investment performance of the S&P 500(R) , subject to Growth Cap and Participation Rate.

SEGMENT DATE: The Segment Date is the date a Segment is created. Segment years, Segment anniversaries, and Segment terms are all measured from that date.

SUB-ACCOUNT: A subdivision of the Minnesota Life Individual Variable Universal Life Account. We invest each Sub-Account's assets exclusively in shares of one Portfolio.

SURRENDER VALUE: The amount available to you when your Policy is surrendered or terminates. The Surrender Value equals the Accumulation Value, less any unpaid policy charges, any outstanding Policy loan, and unpaid Policy Loan Interest and any applicable Surrender Charge.

TERMINATION: When your Policy terminates without value after a Grace Period. You may reinstate a terminated Policy, subject to certain conditions.


TOBACCO CLASS: Based on the tobacco use habits of the insured, with the insured designated as either "tobacco" or "non-tobacco."

UNDERWRITING CLASS: The classification of the insured based upon the level of mortality risk that we assume.


UNIT: A measure of your interest in a Sub-Account of the Minnesota Life Individual Variable Universal Life Account.

UNIT VALUES: The value of a Sub-Account Unit that is multiplied by the number of Units in the Sub-Account to determine the Sub-Account value. The Unit Value is calculated as of the end of a Valuation Date by multiplying its value on the preceding Valuation Date by the investment factor determined for that Sub-Account.

UNIT VALUE CREDIT: A credit we may provide which is used in the determination of the net investment factor for each Sub-Account.

VALUATION DATE: A Valuation Date is any date on which the New York Stock Exchange ("NYSE") is open for trading, except for any days specified in the prospectus for the Policy and any day the Portfolio corresponding to a Sub-Account does not value its shares. A Valuation Date ends at the close of trading on the NYSE for that day.


VARIABLE ACCOUNT: The Minnesota Life Individual Variable Universal Life Account.


WRITTEN REQUEST: A request in writing signed by you. We may require that your Policy be sent in with a Written Request.

                      STATEMENT OF ADDITIONAL INFORMATION

                       MINNESOTA LIFE INSURANCE COMPANY
                            400 ROBERT STREET NORTH
                          SAINT PAUL, MINNESOTA 55101

           MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

              ML PREMIER VARIABLE UNIVERSAL LIFE INSURANCE POLICY

This Statement of Additional Information contains additional information to the prospectus for the variable universal life insurance policy (the "Policy") offered by Minnesota Life Insurance Company ("Minnesota Life"). This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectus for the Policy and the prospectuses for the investment options. The prospectus for the Policy is dated the same date as this Statement of Additional Information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the prospectus. You may obtain a copy of the prospectus by calling Minnesota Life Insurance Company at 1-800-277-9244, or writing to Minnesota Life at 400 Robert Street North, Saint Paul, Minnesota 55101.

                                         , 2012

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY                                              2
SERVICES                                                                     2
ADDITIONAL INFORMATION                                                       2
UNDERWRITERS                                                                 3
UNDERWRITING PROCEDURES                                                      4
SETTLEMENT OPTIONS                                                           4
ILLUSTRATIONS                                                                5
EXPERTS                                                                     10
OTHER INFORMATION                                                           10
FINANCIAL STATEMENT

ML PREMIER VUL                          1

GENERAL INFORMATION AND HISTORY

We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company." All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.," which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company," which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (651) 665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.

On June 12, 2007, our Board of Directors established a separate account, called the Minnesota Life Individual Variable Universal Life Account ("the Account"), in accordance with certain provisions of the Minnesota insurance law. The Account is registered as a unit investment trust separate account with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Registration under the 1940 Act does not signify that the SEC supervises the management, or the investment practices or policies, of the Account.

SERVICES

Minnesota Life provides accounting oversight, financial reporting, legal and other administrative services. Additional accounting and administrative services are performed by State Street Bank and Trust Company, which includes overnight calculation of unit value amounts. Minnesota Life oversees State Street's performance of these services.

ADDITIONAL INFORMATION

ASSIGNMENT You may assign this policy by forwarding to us a written request in good order in advance of such assignment. We reserve the right, except to the extent prohibited by applicable state law or regulation or by the action of the appropriate state regulatory authority, or any agency or officer performing like functions of the applicable State, to require that assignment will be effective only upon our acceptance, and to refuse assignments at any time on a non-discriminatory basis. No assignment applies to any action we take before receiving your written request. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

MISSTATEMENT OF AGE OR GENDER If the insured's age or gender has been misstated, we will adjust the proceeds payable under the Policy based on what the last monthly charges would have purchased at the correct age or gender.

INCONTESTABILITY After a Policy has been in force during the insured's lifetime for two years from the original policy date, we may not contest the Policy, except in the case of fraud. However, if there has been a policy change or reinstatement for which we required evidence of insurability, we may contest that policy change or reinstatement for two years with respect to information provided at that time, during the lifetime of the insured, from the effective date of the policy change or reinstatement.

SUICIDE If the insured, whether sane or insane, dies by suicide, within two years of the original policy date, our liability will be limited to an amount equal to the premiums paid for the Policy less any policy loan, unpaid loan interest and partial surrenders. If there has been a policy change or reinstatement for which we required evidence of

ML PREMIER VUL                          2
insurability, and if the insured dies by suicide within two years from the effective date of the policy change or reinstatement, our liability with respect to the policy change or reinstatement will be limited to an amount equal to the portion of the monthly charges associated with that policy change or reinstatement.

REPORTS At least once each year we will send you a report. This report will include the accumulation value, the face amount and the death benefit as of the date of the report. It will also show the premiums paid during the policy year and policy loan activity. We will send the report to you without cost. The information in the report will be current as of a date within two months of its mailing.

UNDERWRITERS

The Policies are sold in a continuous offering by state licensed life insurance producers who are also registered representatives of Securian Financial Services, Inc. ("Securian Financial") or other broker-dealers who have entered into selling agreements with Securian Financial. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering. Securian Financial acts as principal underwriter for the Policies. Both Securian Financial and Minnesota Life are wholly-owned subsidiaries of Securian Financial Group, Inc., which is a second-tier subsidiary of a mutual insurance holding company called Minnesota Mutual Companies, Inc.

Securian Financial, whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. Securian Financial was incorporated in 1984 under the laws of the State of Minnesota.

SALES BY SECURIAN FINANCIAL REGISTERED REPRESENTATIVES. Except for Policies with the Early Values Agreement ("EVA"), commissions to registered representatives of Securian Financial on the sale of Policies include:

  . Up to 62.1 percent of gross premium paid in the first twenty four months after the policy is issued (initial commissions), however, we will limit the amount of gross premium on which we will pay initial commissions to an annual target premium we establish based upon the age, gender and risk class of the insured and face amount of the insurance for the Policy.

  . Up to 3.78 percent of the gross premium paid between the twelfth and twenty fourth months (up to the target premium for gross premium paid between the twelfth and twenty fourth months), however, gross premium that counts toward initial commissions will not be counted for this portion of the commission.

  . We will also pay up to 3.78 percent on all premiums (up to the target premium) paid in years three through five.

  . On premiums received in excess of the target premium we will pay commissions up to 1.89 percent in policy years one through five.

  . We also pay additional compensation of up to 0.081 percent of the accumulation value in Policy years six through ten, and .054 percent of the accumulation value in policy years 11 and greater.

For Policies that have the EVA, we pay commissions up to 20.0 percent of gross premium paid in the first twenty four months after the Policy is issued (up to the annual target premium for the Policy) and up to 10.53 percent of that same dollar amount of gross premium in each of the four years following the payment of such premiums. Compensation for gross premium payments in excess of target premium and additional compensation based upon accumulation value for policy years six and later is the same as on Policies without EVA.

In addition, Securian Financial or we will award, based uniformly on the sales of insurance policies by registered representatives of Securian Financial, credits which allow those registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may

ML PREMIER VUL                          3
also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us. Finally, registered representatives may also be eligible for financing arrangements, company-paid training, insurance benefits, and other benefits, including occasional entertainment, based on their contract with us. The underwriter may also receive amounts from certain Funds for services provided under a 12b-1 plan of distribution. For providing these distribution services, the underwriter may receive a portion or all of the 12b-1 fees up to .25 percent of the average daily net assets of the Portfolios of the Fund attributable to the Policies.

We make additional payments for sales of the Policies to general agents who manage registered representatives and to the business unit responsible for the operation of our distribution system. Payments to general agents vary and depend on many factors including the compensation and amount of proprietary products sold by registered representatives supervised by the general agent.

SALES BY UNAFFILIATED BROKER DEALERS. We pay compensation to affiliated and unaffiliated broker-dealers for the sale of the Policies. The compensation that we pay to broker-dealers for the sale of the Polices is generally not expected to exceed, on a present value basis, the aggregate amount of compensation that we pay with respect to sales made by registered representatives of Securian Financial. Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Policy.

Amounts paid by Minnesota Life to the underwriters of the Policies during 2011, 2010, and 2009 were $7,346,089, $8,488,898, and $8,254,198, respectively, which include amounts paid for other contracts issued through the Individual Variable Universal Life Account.

UNDERWRITING PROCEDURES

We require proof of insurability for policy issue and all policy changes resulting in an increase in face amount or other changes that result in an increase in the net amount at risk under the Policy. Proof of insurability and classification for cost of insurance charges are determined by our underwriting rules and procedures which utilize factors such as age, gender, health and occupation. Persons who present a lower mortality risk are charged the most favorable cost of insurance rates. Requirements may be waived or modified for Policies issued as a result of conversion from existing Policies, for Policies issued as part of a small group case or for face amount increases pursuant to an additional benefit agreement.

The basis for the mortality charges guaranteed in the Policies are determined by the gender, tobacco habits, and age of each insured and are based on the 2001 Commissioners Standard Ordinary Composite, Ultimate, Age Nearest Birthday, Sex-Distinct Mortality Tables. In instances where the insurance is required to be provided on a Unisex basis, the guaranteed mortality charges are based on the 2001 CSO Unisex Table B.

SETTLEMENT OPTIONS

The proceeds of the Policy are payable upon surrender, or upon our receipt of satisfactory proof of the insured's death while the Policy is in force. We will pay the proceeds in a lump sum unless a settlement option has been selected. We will deduct any outstanding policy loan, any accrued loan interest and unpaid monthly charges from the proceeds we pay. Proof of any claim under this Policy must be submitted in writing to our home office.

We will pay interest on any death benefit proceeds payable if payment is to be made in a lump sum. Interest will accrue on the death benefit proceeds payable from the date of the insured's death until the date of payment. Interest will be credited at a rate which we shall determine in our discretion. Such credited interest will never be less than a 3 percent annual rate.

You may, during the lifetime of the insured, request that we pay the proceeds of the Policy under one of the settlement options described below. We may also offer other methods of payment that are agreeable to both you and us. A settlement option may be selected only if payments are to be made to a natural person in that person's own right.

ML PREMIER VUL                          4

During the lifetime of the insured, you may also choose to place the proceeds in a Minnesota Life Benefit Account until you elect a single sum payment or a settlement option. The Benefit Account is an interest-bearing account. Account information, along with a book of drafts (which will function like a checkbook), will be sent to you, and you will have access to funds in the account simply by writing a draft for all or part of the amount of the available balance, and depositing or using the draft as desired. When the draft is paid through the bank that administers the account for Minnesota Life, the bank will receive the amount you request as a transfer from our general account. The Benefit Account is not a bank account, and it is not insured by the FDIC or any other government agency. As part of our general account, the Benefit Account is backed by the financial strength of Minnesota Life, although it is subject to the claims of our creditors. We receive a benefit from amounts left in the Benefit Account. We pay interest on proceeds held in the Benefit Account as required by state law. Any interest paid on proceeds in the Benefit Account is currently taxable.

Each settlement option described below is payable only in fixed amounts. The payments do not vary with the investment performance of the Account.

    OPTION 1 -- INTEREST PAYMENTS

    We will pay interest on the proceeds at such times and for such period that is agreeable to you and us. Withdrawals of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a lump sum or under any other method we approve.

    OPTION 2 -- PAYMENTS FOR A SPECIFIED PERIOD

    We will make payments for a specified number of years.

    OPTION 3 -- LIFE INCOME

    We will make payments monthly during the lifetime of a payee, terminating with the last monthly payment immediately preceding the payee's death. We may require proof of the payee's age and gender. Monthly payments can be guaranteed for 5, 10 or 20 years.

    OPTION 4 -- PAYMENTS OF A SPECIFIED AMOUNT

    We will pay a specified amount until the proceeds and interest thereto are fully paid.

If you request a settlement option, you will be asked to sign an agreement covering the settlement option which will state the terms and conditions of the payments. Unless you specify otherwise, the beneficiary may select a settlement option after the insured's death.

The minimum rate of interest we will credit under any settlement option is a 3 percent annual rate of interest. We may, in our sole discretion, credit higher rates of interest on monies held by us in our general account which are to be paid under a settlement option.

ILLUSTRATIONS

To illustrate the operation of the Policy under certain assumptions, we have prepared the following tables along with explanatory text that may be of assistance.

The following tables illustrate how the accumulation value, cash surrender value and death benefit of a Policy change with the investment experience of the sub-accounts of the Account. The tables show how the accumulation value, cash surrender value and death benefit of a Policy for an insured of a given age and at a given premium would vary over time if the investment return on the assets held in each sub-account of the Account were a uniform, gross, after-tax rate of 0 percent and 6 percent The actual cash values and death benefits would be different from those shown if the returns averaged 0 percent and 6 percent but fluctuated over the life of the Policy.

ML PREMIER VUL                          5

The tables illustrate a Policy issued to an insured male age 35 in the preferred select non-tobacco risk class with an Increasing Death Benefit Option. The tables assume an initial face amount of $680,000 and an annual planned premium payment of $8,600. The tables also assume that the Guideline Premium Test for definition of life insurance has been elected. The tables reflect both guaranteed maximum and current charges for all charges under the Policy, except charges for partial surrenders, transfers and any optional Agreements. The tables assume that there have been no allocations made to the Guaranteed Interest Account or the Fixed Indexed Accounts.

Guaranteed maximum cost of insurance charges will vary by age, gender, and risk class. We use the male, female and unisex Composite 2001 Commissions Standard Ordinary Mortality Table ("2001 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of gender-base distinctions in the calculation of mortality costs. Our maximum cost of insurance charges are based on an assumption of the mortality rates reflected in 2001 CSO Tables.

In many cases we intend to impose cost of insurance charges which are lower than the maximum charges described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the risk category of the insured. Current cost of insurance charges reflect our current practices with respect to mortality charges for this class of Policies. We occasionally review the adequacy of our cost of insurance rates and may adjust those charges prospectively depending upon our expectations about our future mortality and expense experience, lapse rates, taxes, investment earnings and profit considerations. Similarly, we impose a current monthly policy charge which is less than the guaranteed contractual charge. We expect that these current charges will compensate us for the actual costs of administration. If the actual costs change, this charge may increase or decrease as necessary, although it may not exceed the maximum stated in the Policy.

The amounts shown for the hypothetical accumulation value and death benefit as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because a daily investment management fee assessed against the net assets of the Portfolio is deducted from the gross return. The investment management fee illustrated is 0.43 percent and represents the arithmetic average of the annual fee charged for all Portfolios available under the Policy. The illustrations also reflect a deduction for those Fund costs and expenses borne by the Funds and for distribution (12b-1) fees. Fund expenses illustrated are 0.17 percent, representing the arithmetic average of the 2011 expense ratios of the Portfolios available under the Policy. Certain expenses for certain portfolios of the Funds were waived or reduced, however the averages used in these illustrations do not reflect the waivers or reductions. The 12b-1 fee illustrated is 0.01 percent and represents the arithmetic average of those fees charged for all Portfolios that assess a 12b-1 fee. Lastly, the net return is increased by any unit value credit that we are currently providing. The unit value credit illustrated is 0.12 percent and represents the arithmetic average of the unit value credit for all Portfolios available under the Policy. For the maximum contractual charges illustration, no unit value credit is assumed so the net annual rates of return shown are -0.61 and 5.39 percent (gross annual rate of return less average annual Portfolio management fee, average other expenses and average 12b-1 fee). Therefore, gross annual rates of return of 0 and 6 percent correspond to approximate net annual rates of return of -0.49 and
5.51 percent on the current charges illustration (net annual rate of return plus average unit value credit).

The illustration reflects the fact that no charges for federal, state or local income taxes are currently made against the Account. If such charges are deducted in the future, the hypothetical net annual rates of return would be lower.

If a particular Policy would be subject to different levels of charges, the accumulation values, cash surrender values and death benefits would vary from those shown in the tables. The accumulation values, cash surrender values and death benefits would also vary if premiums were paid in other amounts or at other than annual intervals, or accumulation values were allocated differently among individual sub-accounts with varying rates of return. In addition, the accumulation values, cash surrender values and death benefits would also vary between tables depending upon whether the Level Option or Increasing Option death benefit is illustrated.

ML PREMIER VUL                          6

Upon request, we will furnish a personalized illustration based upon a proposed insured's age, gender and risk classification, and on the face amount, premium, death benefit option and gross annual rate of return requested. Those illustrations may be materially different from the sample illustration included in this Statement of Additional Information, depending upon the proposed insured's actual situation. For example, illustrations for females, tobacco users or individuals who are rated sub-standard will differ materially in premium amount and illustrated values, even though the proposed insured may be the same age as the proposed insured in our sample illustrations. You may request a personalized illustration, without charge, from us by calling us at 1-800-277-9244 or writing to us at: Minnesota Life Insurance Company at 400 Robert Street North, Saint Paul, Minnesota 55101.

ML PREMIER VUL                          7

                                ML PREMIER VUL
                    DEATH BENEFIT OPTION--INCREASING OPTION
                        ASSUMING GUIDELINE PREMIUM TEST
                MALE ISSUE AGE 35, PREFERRED SELECT NON-TOBACCO
                        INITIAL FACE AMOUNT -- $680,000
                           $8,600 ANNUAL PREMIUM/1/
                USING GUARANTEED MAXIMUM CONTRACTUAL CHARGES/2/

               -- ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF --

                              0% GROSS     6% GROSS
                             -0.61% NET    5.39% NET

                                         CASH                           CASH
POLICY   ATTAINED ANNUAL  ACCUMULATION SURRENDER  DEATH  ACCUMULATION SURRENDER  DEATH
YEAR(3)    AGE    PREMIUM    VALUE       VALUE   BENEFIT    VALUE       VALUE   BENEFIT
-------  -------- ------- ------------ --------- ------- ------------ --------- -------
  1         35     8,600      5,259          0   685,259     5,650           0  685,650
  2         36     8,600     10,393          0   690,393    11,503         508  691,503
  3         37     8,600     15,409      4,413   695,409    17,574       6,579  697,574
  4         38     8,600     20,282      9,286   700,282    23,846      12,850  703,846
  5         39     8,600     25,014     14,019   705,014    30,327      19,331  710,327
  6         40     8,600     29,602     20,805   709,602    37,019      28,222  717,019
  7         41     8,600     34,026     27,428   714,026    43,911      37,314  723,911
  8         42     8,600     38,269     33,870   718,269    50,992      46,593  730,992
  9         43     8,600     42,320     40,121   722,320    58,254      56,055  738,254
  10        44     8,600     46,148     46,148   726,148    65,673      65,673  745,673
  15        49     8,600     69,618     69,618   749,618   114,127     114,127  794,127
  20        54     8,600     86,667     86,667   766,667   168,974     168,974  848,974
  25        59     8,600     92,434     92,434   772,434   225,599     225,599  905,599
  30        64     8,600     81,830     81,830   761,830   277,745     277,745  957,745
  35        69     8,600     46,087     46,087   726,087   312,632     312,632  992,632
  40        74     8,600          0          0         0   311,929     311,929  991,929
  45        79     8,600          0          0         0   231,791     231,791  911,791
  50        84         0          0          0         0         0           0        0

/1/    A premium payment of $8,600 is assumed to be paid annually at the beginning of each policy year.

/2/    The actual cost of insurance charges of a Policy depends on a variety of factors as described in the prospectus. The initial assumed monthly cost of insurance (COI) rate per $1,000 of insurance, for a male, age 35, preferred select non-tobacco risk class used for the purposes of this illustration is $0.10. The cost of insurance charge will increase as the insured ages.

/3/    Assumes that no policy loans have been made, no partial surrenders have been made, that no transfer charges were incurred and that no optional Agreements have been requested.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY THE OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0 AND 6 PERCENT OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA LIFE OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ML PREMIER VUL                          8

                                ML PREMIER VUL
                    DEATH BENEFIT OPTION--INCREASING OPTION
                        ASSUMING GUIDELINE PREMIUM TEST
                MALE ISSUE AGE 35, PREFERRED SELECT NON-TOBACCO
                        INITIAL FACE AMOUNT -- $680,000
                           $8,600 ANNUAL PREMIUM/1/
                           USING CURRENT CHARGES/2/

               -- ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF --

                              0% GROSS     6% GROSS
                             -0.49% NET    5.51% NET

                                         CASH                           CASH
POLICY   ATTAINED ANNUAL  ACCUMULATION SURRENDER  DEATH  ACCUMULATION SURRENDER   DEATH
YEAR(3)    AGE    PREMIUM    VALUE       VALUE   BENEFIT    VALUE       VALUE    BENEFIT
-------  -------- ------- ------------ --------- ------- ------------ --------- ---------
  1         35     8,600      6,278           0  686,278      6,710           0   686,710
  2         36     8,600     12,493       1,497  692,493     13,754       2,758   693,754
  3         37     8,600     18,643       7,648  698,643     21,147      10,151   701,147
  4         38     8,600     24,723      13,727  704,723     28,900      17,904   708,900
  5         39     8,600     30,731      19,735  710,731     37,030      26,035   717,030
  6         40     8,600     36,668      27,872  716,668     45,558      36,761   725,558
  7         41     8,600     42,528      35,930  722,528     54,494      47,897   734,494
  8         42     8,600     48,302      43,904  728,302     63,852      59,454   743,852
  9         43     8,600     53,989      51,789  733,989     73,650      71,451   753,650
  10        44     8,600     59,577      59,577  739,577     83,899      83,899   763,899
  15        49     8,600     95,197      95,197  775,197    154,159     154,159   834,159
  20        54     8,600    128,447     128,447  808,447    244,310     244,310   924,310
  25        59     8,600    157,449     157,449  837,449    358,233     358,233 1,038,233
  30        64     8,600    179,884     179,884  859,884    500,508     500,508 1,180,508
  35        69     8,600    191,593     191,593  871,593    674,784     674,784 1,354,784
  40        74     8,600    188,049     188,049  868,049    885,559     885,559 1,565,559
  45        79     8,600    157,803     157,803  837,803  1,130,515   1,130,515 1,810,515
  50        84     8,600     80,048      80,048  760,048  1,395,663   1,395,663 2,075,663
  55        89     8,600          0           0        0  1,653,153   1,653,153 2,333,153
  60        94     8,600          0           0        0  1,866,791   1,866,791 2,546,791
  65        99     8,600          0           0        0  2,005,313   2,005,313 2,685,313
  70       104     8,600          0           0        0  2,010,845   2,010,845 2,690,845
  75       109     8,600          0           0        0  1,772,384   1,772,384 2,452,384
  80       114     8,600          0           0        0  1,106,806   1,106,806 1,786,806

/1/    A premium payment of $8,600 is assumed to be paid annually at the beginning of each policy year.

/2/    The actual cost of insurance charges of a Policy depends on a variety of factors as described in the prospectus. The initial assumed monthly cost of insurance (COI) rate per $1,000 of insurance, for a male, age 35, preferred select non-tobacco risk class used for the purposes of this illustration is $0.03. The cost of insurance charge will increase as the insured ages.

/3/    Assumes that no policy loans have been made, no partial surrenders have been made, that no transfer charges were incurred and that no optional Agreements have been requested.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY THE OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0 AND 6 PERCENT OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA LIFE OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

ML PREMIER VUL                          9

VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0 AND 6 PERCENT OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA LIFE OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

EXPERTS

Actuarial matters included in the prospectus have been examined by Robert J. Ehren, Senior Vice President.

The financial statements of the Minnesota Life Individual Variable Universal Life Account as of December 31, 2011, and the consolidated financial statements and supplementary schedules of Minnesota Life Insurance Company and subsidiaries (the Company) as of December 31, 2011 have been audited by our independent registered public accounting firm, KPMG LLP, 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose reports thereon appears elsewhere herein, and have been so included in reliance upon the reports of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

ML PREMIER VUL                          10

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT

                              Financial Statements

                                December 31, 2011

     (With Report of Independent Registered Public Accounting Firm thereon)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Minnesota Life Insurance Company and Policy Owners of Minnesota Life Individual Variable Universal Life Account:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Minnesota Life Individual Variable Universal Life Account (the Variable Account) as of December 31, 2011, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the four-year period then ended. These financial statements and financial highlights are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 2011 were confirmed to us by the respective sub-account mutual fund or their transfer agents, or for Advantus Series Fund, Inc., verified by examination of the underlying portfolios. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Minnesota Life Variable Universal Life Account as of December 31, 2011, the results of its operations for the year or period then ended, the changes in its net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the four-year period then ended, in conformity with U.S. generally accepted accounting principles.

KPMG

Minneapolis, Minnesota
March 30, 2012

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2011

                                                                                        SEGREGATED SUB-ACCOUNTS
                                                                             --------------------------------------------
                                                                                        ADVANTUS  ADVANTUS     ADVANTUS
                                                                             ADVANTUS  INDEX 400    INDEX   INTERNATIONAL
                                                                               BOND     MID-CAP      500          BOND
                                                                              CLASS 1   CLASS 1    CLASS 1     CLASS 1
                                                                             --------  ---------  --------  -------------
                                   ASSETS
Investments in shares of Advantus Series Fund, Inc.:
   Bond Portfolio, 224,161 shares at net asset value
      of $1.88 per share (cost $381,851)                                     $421,404        --        --           --
   Index 400 Mid-Cap Portfolio, 117,004 shares at net asset value
      of $2.12 per share (cost $225,102)                                           --   248,559        --           --
   Index 500 Portfolio, 94,223 shares at net asset value
      of $4.47 per share (cost $394,553)                                           --        --   420,719           --
   International Bond Portfolio, 186,614 shares at net asset value
      of $2.12 per share (cost $379,564)                                           --        --        --      394,770
   Mortgage Securities Portfolio, 115,646 shares at net asset value
      of $1.70 per share (cost $181,124)                                           --        --        --           --
   Real Estate Securities Portfolio, 174,579 shares at net asset value
      of $2.62 per share (cost $376,990)                                           --        --        --           --
Investments in shares of the Alliance Bernstein Funds:
   Alliance Bernstein International Value, 18,439 shares at net asset value
      of $11.50 per share (cost $250,891)                                          --        --        --           --
                                                                             --------   -------   -------      -------
                                                                              421,404   248,559   420,719      394,770
Receivable from Minnesota Life for Policy purchase payments                     2,162     1,729       149           --
Receivable for investments sold                                                    --        --        --       12,429
                                                                             --------   -------   -------      -------
      Total assets                                                            423,566   250,288   420,868      407,199
                                                                             --------   -------   -------      -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                   --        --        --       12,429
Payable for investments purchased                                               2,162     1,729       149           --
                                                                             --------   -------   -------      -------
      Total liabilities                                                         2,162     1,729       149       12,429
                                                                             --------   -------   -------      -------
      Net assets applicable to Policy owners                                 $421,404   248,559   420,719      394,770
                                                                             ========   =======   =======      =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                            $421,404   248,559   420,719      394,770
                                                                             ========   =======   =======      =======

                                                                                     SEGREGATED SUB-ACCOUNTS
                                                                             --------------------------------------
                                                                              ADVANTUS    ADVANTUS      ALLIANCE
                                                                              MORTGAGE   REAL ESTATE    BERNSTEIN
                                                                             SECURITIES  SECURITIES   INTERNATIONAL
                                                                              CLASS 1      CLASS 1        VALUE
                                                                             ----------  -----------  -------------
                                   ASSETS
Investments in shares of Advantus Series Fund, Inc.:
   Bond Portfolio, 224,161 shares at net asset value
      of $1.88 per share (cost $381,851)                                           --           --            --
   Index 400 Mid-Cap Portfolio, 117,004 shares at net asset value
      of $2.12 per share (cost $225,102)                                           --           --            --
   Index 500 Portfolio, 94,223 shares at net asset value
      of $4.47 per share (cost $394,553)                                           --           --            --
   International Bond Portfolio, 186,614 shares at net asset value
      of $2.12 per share (cost $379,564)                                           --           --            --
   Mortgage Securities Portfolio, 115,646 shares at net asset value
      of $1.70 per share (cost $181,124)                                      196,315           --            --
   Real Estate Securities Portfolio, 174,579 shares at net asset value
      of $2.62 per share (cost $376,990)                                           --      457,859            --
Investments in shares of the Alliance Bernstein Funds:
   Alliance Bernstein International Value, 18,439 shares at net asset value
      of $11.50 per share (cost $250,891)                                          --           --       212,055
                                                                              -------      -------       -------
                                                                              196,315      457,859       212,055
Receivable from Minnesota Life for Policy purchase payments                         1           --         2,499
Receivable for investments sold                                                    --        9,047            --
                                                                              -------      -------       -------
      Total assets                                                            196,316      466,906       214,554
                                                                              -------      -------       -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                   --        9,047            --
Payable for investments purchased                                                   1           --         2,499
                                                                              -------      -------       -------
      Total liabilities                                                             1        9,047         2,499
                                                                              -------      -------       -------
      Net assets applicable to Policy owners                                  196,315      457,859       212,055
                                                                              =======      =======       =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                             196,315      457,859       212,055
                                                                              =======      =======       =======

See accompanying notes to financial statements.

                                                                                           SEGREGATED SUB-ACCOUNTS
                                                                             --------------------------------------------------
                                                                                                                      IBBOTSON
                                                                                                          FRANKLIN   AGGRESSIVE
                                                                              FIDELITY VIP  FIDELITY VIP  SMALL CAP    GROWTH
                                                                             EQUITY-INCOME    MID-CAP       VALUE     CLASS 1
                                                                             -------------  ------------  ---------  ----------
                                   ASSETS
Investments in shares of the Fidelity Variable Insurance Products Fund:
   Equity-Income Portfolio, 29,235 shares at net asset value
      of $18.69 per share (cost $505,103)                                       $546,402            --           --          --
   Mid-Cap Fund, 21,643 shares at net asset value
      of $29.08 per share (cost $594,011)                                             --       629,376           --          --
Investments in shares of the Franklin Templeton Variable Insurance
   Products Fund:
   Small Cap Value Fund, 49,371 shares at net asset value
      of $15.82 per share (cost $689,672)                                             --            --      781,046          --
Investments in shares of the Ibbotson Funds:
   Aggressive Growth Asset Allocation Class 1, 724,379 shares at net asset
      value of $8.75 per share (cost $6,058,365)                                      --            --           --   6,338,321
   Balanced Asset Allocation Class 1, 346,591 shares at net asset value
      of $9.74 per share (cost $3,420,215)                                            --            --           --          --
   Conservative Asset Allocation Class 1, 129,458 shares at net asset value
      of $11.03 per share (cost $1,418,322)                                           --            --           --          --
   Growth Asset Allocation Class 1, 2,343,811 shares at net asset value
      of $9.17 per share (cost $20,349,868)                                           --            --           --          --
                                                                                --------       -------      -------   ---------
                                                                                 546,402       629,376      781,046   6,338,321
Receivable from Minnesota Life for Policy purchase payments                           --         1,579           --       2,448
Receivable for investments sold                                                        4            --       10,124          --
                                                                                --------       -------      -------   ---------
      Total assets                                                               546,406       630,955      791,170   6,340,769
                                                                                --------       -------      -------   ---------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                       4            --       10,124          --
Payable for investments purchased                                                     --         1,579           --       2,448
                                                                                --------       -------      -------   ---------
      Total liabilities                                                                4         1,579       10,124       2,448
                                                                                --------       -------      -------   ---------
      Net assets applicable to Policy owners                                    $546,402       629,376      781,046   6,338,321
                                                                                ========       =======      =======   =========
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               $546,402       629,376      781,046   6,338,321
                                                                                ========       =======      =======   =========

                                                                                   SEGREGATED SUB-ACCOUNTS
                                                                             -----------------------------------
                                                                              IBBOTSON    IBBOTSON     IBBOTSON
                                                                              BALANCED  CONSERVATIVE    GROWTH
                                                                              CLASS 1      CLASS 1      CLASS 1
                                                                             ---------  ------------  ----------
                                   ASSETS
Investments in shares of the Fidelity Variable Insurance Products Fund:
   Equity-Income Portfolio, 29,235 shares at net asset value
      of $18.69 per share (cost $505,103)                                           --           --           --
   Mid-Cap Fund, 21,643 shares at net asset value
      of $29.08 per share (cost $594,011)                                           --           --           --
Investments in shares of the Franklin Templeton Variable Insurance
   Products Fund:
   Small Cap Value Fund, 49,371 shares at net asset value
      of $15.82 per share (cost $689,672)                                           --           --           --
Investments in shares of the Ibbotson Funds:
   Aggressive Growth Asset Allocation Class 1, 724,379 shares at net asset
      value of $8.75 per share (cost $6,058,365)                                    --           --           --
   Balanced Asset Allocation Class 1, 346,591 shares at net asset value
      of $9.74 per share (cost $3,420,215)                                   3,375,799           --           --
   Conservative Asset Allocation Class 1, 129,458 shares at net asset value
      of $11.03 per share (cost $1,418,322)                                         --    1,427,920           --
   Growth Asset Allocation Class 1, 2,343,811 shares at net asset value
      of $9.17 per share (cost $20,349,868)                                         --           --   21,492,750
                                                                             ---------    ---------   ----------
                                                                             3,375,799    1,427,920   21,492,750
Receivable from Minnesota Life for Policy purchase payments                         44           19        3,429
Receivable for investments sold                                                     --           --           --
                                                                             ---------    ---------   ----------
      Total assets                                                           3,375,843    1,427,939   21,496,179
                                                                             ---------    ---------   ----------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                    --           --           --
Payable for investments purchased                                                   44           19        3,429
                                                                             ---------    ---------   ----------
      Total liabilities                                                             44           19        3,429
                                                                             ---------    ---------   ----------
      Net assets applicable to Policy owners                                 3,375,799    1,427,920   21,492,750
                                                                             =========    =========   ==========
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                            3,375,799    1,427,920   21,492,750
                                                                             =========    =========   ==========

See accompanying notes to financial statements.

                                                                                           SEGREGATED SUB-ACCOUNTS
                                                                             --------------------------------------------------
                                                                              IBBOTSON                              VAN KAMPEN
                                                                              INCOME &                JANUS ASPEN  UIF EMERGING
                                                                               GROWTH    JANUS ASPEN   LARGE CAP     MARKETS
                                                                               CLASS 1     OVERSEAS     GROWTH        EQUITY
                                                                             ----------  -----------  -----------  ------------
                                   ASSETS
Investments in shares of the Ibbotson Funds:
   Income & Growth Asset Allocation Class 1, 121,777 shares at net asset
      value of $10.11 per share (cost $1,207,026)                            $1,231,164         --           --            --
Investments in shares of the Janus Aspen Series:
   Overseas, 22,398 shares at net asset value
      of $38.19 per share (cost $1,003,430)                                          --    855,387           --            --
   Large Cap Growth, 23,068 shares at net asset value
      of $22.84 per share (cost $481,370)                                            --         --      526,883            --
Investments in shares of the Van Kampen Funds:
   UIF Emerging Markets Equity Fund, 33,015 shares at net asset value
      of $12.50 per share (cost $439,296)                                            --         --           --       412,691
Investments in shares of the Vanguard Funds:
   Balanced, 22,468 shares at net asset value
      of $18.90 per share (cost $401,614)                                            --         --           --            --
   Capital Growth, 27,778 shares at net asset value
      of $15.69 per share (cost $412,256)                                            --         --           --            --
   Diversified Value, 21,707 shares at net asset value
      of $12.57 per share (cost $250,448)                                            --         --           --            --
                                                                             ----------    -------      -------       -------
                                                                              1,231,164    855,387      526,883       412,691
Receivable from Minnesota Life for Policy purchase payments                          16         --           --            --
Receivable for investments sold                                                      --      9,615            6         5,459
                                                                             ----------    -------      -------       -------
      Total assets                                                            1,231,180    865,002      526,889       418,150
                                                                             ----------    -------      -------       -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                     --      9,615            6         5,459
Payable for investments purchased                                                    16         --           --            --
                                                                             ----------    -------      -------       -------
      Total liabilities                                                              16      9,615            6         5,459
                                                                             ----------    -------      -------       -------
      Net assets applicable to Policy owners                                 $1,231,164    855,387      526,883       412,691
                                                                             ==========    =======      =======       =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                            $1,231,164    855,387      526,883       412,691
                                                                             ==========    =======      =======       =======

                                                                                 SEGREGATED SUB-ACCOUNTS
                                                                             -------------------------------
                                                                                       VANGUARD   VANGUARD
                                                                             VANGUARD    FUND       FUND
                                                                               FUND     CAPITAL  DIVERSIFIED
                                                                             BALANCED   GROWTH      VALUE
                                                                             --------  --------  -----------
                                   ASSETS
Investments in shares of the Ibbotson Funds:
   Income & Growth Asset Allocation Class 1, 121,777 shares at net asset
      value of $10.11 per share (cost $1,207,026)                                  --       --          --
Investments in shares of the Janus Aspen Series:
   Overseas, 22,398 shares at net asset value
      of $38.19 per share (cost $1,003,430)                                        --       --          --
   Large Cap Growth, 23,068 shares at net asset value
      of $22.84 per share (cost $481,370)                                          --       --          --
Investments in shares of the Van Kampen Funds:
   UIF Emerging Markets Equity Fund, 33,015 shares at net asset value
      of $12.50 per share (cost $439,296)                                          --       --          --
Investments in shares of the Vanguard Funds:
   Balanced, 22,468 shares at net asset value
      of $18.90 per share (cost $401,614)                                     424,647       --          --
   Capital Growth, 27,778 shares at net asset value
      of $15.69 per share (cost $412,256)                                          --  435,837          --
   Diversified Value, 21,707 shares at net asset value
      of $12.57 per share (cost $250,448)                                          --       --     272,862
                                                                              -------  -------     -------
                                                                              424,647  435,837     272,862
Receivable from Minnesota Life for Policy purchase payments                       562    4,975       2,160
Receivable for investments sold                                                    --       --          --
                                                                              -------  -------     -------
      Total assets                                                            425,209  440,812     275,022
                                                                              -------  -------     -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                   --       --          --
Payable for investments purchased                                                 562    4,975       2,160
                                                                              -------  -------     -------
      Total liabilities                                                           562    4,975       2,160
                                                                              -------  -------     -------
      Net assets applicable to Policy owners                                  424,647  435,837     272,862
                                                                              =======  =======     =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                             424,647  435,837     272,862
                                                                              =======  =======     =======

See accompanying notes to financial statements.

                                                                                        SEGREGATED SUB-ACCOUNTS
                                                                             ---------------------------------------------
                                                                             VANGUARD   VANGUARD                  VANGUARD
                                                                               FUND       FUND       VANGUARD       FUND
                                                                              EQUITY   HIGH YIELD      FUND        MONEY
                                                                              INCOME      BOND     INTERNATIONAL   MARKET
                                                                             --------  ----------  -------------  --------
                                   ASSETS
Investments in shares of the Vanguard Funds:
   Equity Income, 39,273 shares at net asset value
      of $15.93 per share (cost $548,153)                                    $625,612         --           --           --
   High Yield Bond, 41,421 shares at net asset value
      of $7.72 per share (cost $305,181)                                           --    319,768           --           --
   International, 21,722 shares at net asset value
      of $15.58 per share (cost $351,961)                                          --         --      338,430           --
   Money Market 666,594 shares at net asset value
      of $1.00 per share (cost $666,594)                                           --         --           --      666,594
   Short-Term Inv Grade, 21,713 shares at net asset value
      of $10.71 per share (cost $232,530)                                          --         --           --           --
   Small Co Growth, 34,663 shares at net asset value
      of $17.89 per share (cost $533,391)                                          --         --           --           --
   Total Bond Market Index, 44,331 shares at net asset value
      of $12.43 per share (cost $532,359)                                          --         --           --           --
                                                                             --------    -------      -------      -------
                                                                              625,612    319,768      338,430      666,594
Receivable from Minnesota Life for Policy purchase payments                     7,184        749           --          754
Receivable for investments sold                                                    --         --       15,377           --
                                                                             --------    -------      -------      -------
      Total assets                                                            632,796    320,517      353,807      667,348
                                                                             --------    -------      -------      -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                   --         --       15,377           --
Payable for investments purchased                                               7,184        749           --          749
                                                                             --------    -------      -------      -------
      Total liabilities                                                         7,184        749       15,377          749
                                                                             --------    -------      -------      -------
      Net assets applicable to Policy owners                                 $625,612    319,768      338,430      666,599
                                                                             ========    =======      =======      =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                            $625,612    319,768      338,430      666,599
                                                                             ========    =======      =======      =======

                                                                                   SEGREGATED SUB-ACCOUNTS
                                                                             ----------------------------------
                                                                              VANGUARD   VANGUARD    VANGUARD
                                                                                FUND       FUND        FUND
                                                                             SHORT-TERM  SMALL CO   TOTAL BOND
                                                                             INV GRADE    GROWTH   MARKET INDEX
                                                                             ----------  --------  ------------
                                   ASSETS
Investments in shares of the Vanguard Funds:
   Equity Income, 39,273 shares at net asset value
      of $15.93 per share (cost $548,153)                                          --          --          --
   High Yield Bond, 41,421 shares at net asset value
      of $7.72 per share (cost $305,181)                                           --          --          --
   International, 21,722 shares at net asset value
      of $15.58 per share (cost $351,961)                                          --          --          --
   Money Market 666,594 shares at net asset value
      of $1.00 per share (cost $666,594)                                           --          --          --
   Short-Term Inv Grade, 21,713 shares at net asset value
      of $10.71 per share (cost $232,530)                                     232,548          --          --
   Small Co Growth, 34,663 shares at net asset value
      of $17.89 per share (cost $533,391)                                          --     620,127          --
   Total Bond Market Index, 44,331 shares at net asset value
      of $12.43 per share (cost $532,359)                                          --          --     551,033
                                                                              -------     -------     -------
                                                                              232,548     620,127     551,033
Receivable from Minnesota Life for Policy purchase payments                       499          --          --
Receivable for investments sold                                                    --       8,434      15,262
                                                                              -------     -------     -------
      Total assets                                                            233,047     628,561     566,295
                                                                              -------     -------     -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                   --       8,434      15,262
Payable for investments purchased                                                 499          --          --
                                                                              -------     -------     -------
      Total liabilities                                                           499       8,434      15,262
                                                                              -------     -------     -------
      Net assets applicable to Policy owners                                  232,548     620,127     551,033
                                                                              =======     =======     =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                             232,548     620,127     551,033
                                                                              =======     =======     =======

See accompanying notes to financial statements.

                                                                                            SEGREGATED SUB-ACCOUNTS
                                                                             -----------------------------------------------------
                                                                               VANGUARD
                                                                                 FUND      IVY FUNDS VIP  IVY FUNDS
                                                                              TOTAL STOCK    PATHFINDER   VIP ASSET  IVY FUNDS VIP
                                                                             MARKET INDEX    AGGRESSIVE    STRATEGY     BALANCED
                                                                             ------------  -------------  ---------  -------------
                                   ASSETS
Investments in shares of the Vanguard Funds:
   Total Stock Market Index, 10,375 shares at net asset value
      of $23.63 per share (cost $239,400)                                      $245,164             --           --          --
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Pathfinder Aggressive Portfolio, 334,783 shares at net asset value
      of $4.77 per share (cost $1,520,525)                                           --      1,596,180           --          --
   Asset Strategy Portfolio, 303,703 shares at net asset value
      of $9.11 per share (cost $2,825,181)                                           --             --    2,766,037          --
   Balanced Portfolio, 2,964 shares at net asset value
      of $9.01 per share (cost $26,369)                                              --             --           --      26,717
   Bond Portfolio, 40,965 shares at net asset value
      of $5.80 per share (cost $228,586)                                             --             --           --          --
   Pathfinder Conservative Portfolio, 4,159 shares at net asset value
      of $5.18 per share (cost $21,963)                                              --             --           --          --
   Core Equity Portfolio, 34,537 shares at net asset value
      of $11.70 per share (cost $380,428)                                            --             --           --          --
                                                                               --------      ---------    ---------      ------
                                                                                245,164      1,596,180    2,766,037      26,717
Receivable from Minnesota Life for Policy purchase payments                          --             79           --          --
Receivable for investments sold                                                       6             --       10,219          --
                                                                               --------      ---------    ---------      ------
      Total assets                                                              245,170      1,596,259    2,776,256      26,717
                                                                               --------      ---------    ---------      ------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
mortality and expense charges                                                         6             --       10,219          --
Payable for investments purchased                                                    --             79           --          --
                                                                               --------      ---------    ---------      ------
      Total liabilities                                                               6             79       10,219          --
                                                                               --------      ---------    ---------      ------
      Net assets applicable to Policy owners                                   $245,164      1,596,180    2,766,037      26,717
                                                                               ========      =========    =========      ======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                              $245,164      1,596,180    2,766,037      26,717
                                                                               ========      =========    =========      ======

                                                                                       SEGREGATED SUB-ACCOUNTS
                                                                             -------------------------------------------
                                                                                            IVY FUNDS VIP
                                                                             IVY FUNDS VIP   PATHFINDER    IVY FUNDS VIP
                                                                                  BOND      CONSERVATIVE    CORE EQUITY
                                                                             -------------  -------------  -------------
                                   ASSETS
Investments in shares of the Vanguard Funds:
   Total Stock Market Index, 10,375 shares at net asset value
      of $23.63 per share (cost $239,400)                                            --             --             --
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Pathfinder Aggressive Portfolio, 334,783 shares at net asset value
      of $4.77 per share (cost $1,520,525)                                           --             --             --
   Asset Strategy Portfolio, 303,703 shares at net asset value
      of $9.11 per share (cost $2,825,181)                                           --             --             --
   Balanced Portfolio, 2,964 shares at net asset value
      of $9.01 per share (cost $26,369)                                              --             --             --
   Bond Portfolio, 40,965 shares at net asset value
      of $5.80 per share (cost $228,586)                                        237,759             --             --
   Pathfinder Conservative Portfolio, 4,159 shares at net asset value
      of $5.18 per share (cost $21,963)                                              --         21,556             --
   Core Equity Portfolio, 34,537 shares at net asset value
      of $11.70 per share (cost $380,428)                                            --             --        404,124
                                                                                -------         ------        -------
                                                                                237,759         21,556        404,124
Receivable from Minnesota Life for Policy purchase payments                           3              1             --
Receivable for investments sold                                                      --             --         26,330
                                                                                -------         ------        -------
      Total assets                                                              237,762         21,557        430,454
                                                                                -------         ------        -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
mortality and expense charges                                                        --             --         26,330
Payable for investments purchased                                                     3              1             --
                                                                                -------         ------        -------
      Total liabilities                                                               3              1         26,330
                                                                                -------         ------        -------
      Net assets applicable to Policy owners                                    237,759         21,556        404,124
                                                                                =======         ======        =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               237,759         21,556        404,124
                                                                                =======         ======        =======

See accompanying notes to financial statements.

                                                                                            SEGREGATED SUB-ACCOUNTS
                                                                             -----------------------------------------------------
                                                                             IVY FUNDS VIP               IVY FUNDS VIP
                                                                               DIVIDEND      IVY FUNDS  GLOBAL NATURAL   IVY FUNDS
                                                                                INCOME      VIP ENERGY     RESOURCES    VIP GROWTH
                                                                             -------------  ----------  --------------  ----------
                                   ASSETS
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Dividend Income Portfolio, 21,171 shares at net asset value
      of $6.47 per share (cost $123,947)                                        $137,058           --            --            --
   Energy Portfolio, 20,249 shares at net asset value
      of $5.81 per share (cost $108,871)                                              --      117,731            --            --
   Global Natural Resources Portfolio, 142,362 shares at net asset value
      of $5.29 per share (cost $777,985)                                              --           --       752,483            --
   Growth Portfolio, 45,811 shares at net asset value
      of $10.19 per share (cost $443,890)                                             --           --            --       466,857
   High Income Portfolio, 65,130 shares at net asset value
      of $3.42 per share (cost $215,419)                                              --           --            --            --
   International Growth Portfolio, 35,682 shares at net asset value
      of $7.86 per share (cost $271,435)                                              --           --            --            --
   International Value Portfolio, 31,542 shares at net asset value
      of $14.67 per share (cost $479,551)                                             --           --            --            --
                                                                                --------      -------       -------       -------
                                                                                 137,058      117,731       752,483       466,857
Receivable from Minnesota Life for Policy purchase payments                            2        5,487            --            --
Receivable for investments sold                                                       --           --         4,861        15,830
                                                                                --------      -------       -------       -------
      Total assets                                                               137,060      123,218       757,344       482,687
                                                                                --------      -------       -------       -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                      --           --         4,861        15,830
Payable for investments purchased                                                      2        5,487            --            --
                                                                                --------      -------       -------       -------
      Total liabilities                                                                2        5,487         4,861        15,830
                                                                                --------      -------       -------       -------
      Net assets applicable to Policy owners                                    $137,058      117,731       752,483       466,857
                                                                                ========      =======       =======       =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               $137,058      117,731       752,483       466,857
                                                                                ========      =======       =======       =======

                                                                                     SEGREGATED SUB-ACCOUNTS
                                                                             ---------------------------------------
                                                                             IVY FUNDS  IVY FUNDS VIP  IVY FUNDS VIP
                                                                              VIP HIGH  INTERNATIONAL  INTERNATIONAL
                                                                               INCOME      GROWTH          VALUE
                                                                             ---------  -------------  -------------
                                   ASSETS
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Dividend Income Portfolio, 21,171 shares at net asset value
      of $6.47 per share (cost $123,947)                                           --           --             --
   Energy Portfolio, 20,249 shares at net asset value
      of $5.81 per share (cost $108,871)                                           --           --             --
   Global Natural Resources Portfolio, 142,362 shares at net asset value
      of $5.29 per share (cost $777,985)                                           --           --             --
   Growth Portfolio, 45,811 shares at net asset value
      of $10.19 per share (cost $443,890)                                          --           --             --
   High Income Portfolio, 65,130 shares at net asset value
      of $3.42 per share (cost $215,419)                                      222,666           --             --
   International Growth Portfolio, 35,682 shares at net asset value
      of $7.86 per share (cost $271,435)                                           --      280,317             --
   International Value Portfolio, 31,542 shares at net asset value
      of $14.67 per share (cost $479,551)                                          --           --        462,770
                                                                              -------      -------        -------
                                                                              222,666      280,317        462,770
Receivable from Minnesota Life for Policy purchase payments                     5,484            3          4,326
Receivable for investments sold                                                    --           --             --
                                                                              -------      -------        -------
      Total assets                                                            228,150      280,320        467,096
                                                                              -------      -------        -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                   --           --             --
Payable for investments purchased                                               5,484            3          4,326
                                                                              -------      -------        -------
      Total liabilities                                                         5,484            3          4,326
                                                                              -------      -------        -------
      Net assets applicable to Policy owners                                  222,666      280,317        462,770
                                                                              =======      =======        =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                             222,666      280,317        462,770
                                                                              =======      =======        =======

See accompanying notes to financial statements.

                                                                                             SEGREGATED SUB-ACCOUNTS
                                                                             -------------------------------------------------------
                                                                                                                       IVY FUNDS VIP
                                                                             IVY FUNDS VIP   IVY FUNDS  IVY FUNDS VIP    PATHFINDER
                                                                               MICRO-CAP      VIP MID     PATHFINDER     MODERATELY
                                                                                GROWTH      CAP GROWTH     MODERATE      AGGRESSIVE
                                                                             -------------  ----------  -------------  -------------
                                   ASSETS
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Micro-Cap Growth Portfolio, 7,612 shares at net asset value
      of $20.56 per share (cost $137,202)                                       $156,528           --            --             --
   Mid Cap Growth Portfolio, 19,881 shares at net asset value
      of $8.37 per share (cost $136,823)                                              --      166,360            --             --
   Pathfinder Moderate Portfolio, 313,690 shares at net asset value
      of $5.06 per share (cost $1,545,094)                                            --           --     1,587,740             --
   Pathfinder Moderately Aggressive Portfolio, 597,697 shares at net asset
      value of $5.09 per share (cost $2,968,912)                                      --           --            --      3,045,146
   Pathfinder Moderately Conservative Portfolio, 60,190 shares at net asset
      value of $5.19 per share (cost $294,728)                                        --           --            --             --
   Money Market Portfolio, 13,931 shares at net asset value
      of $1.00 per share (cost $13,931)                                               --           --            --             --
   Real Estate Securities Portfolio, 15,618 shares at net asset value
      of $6.75 per share (cost $74,547)                                               --           --            --             --
                                                                                --------      -------     ---------      ---------
                                                                                 156,528      166,360     1,587,740      3,045,146
Receivable from Minnesota Life for Policy purchase payments                        5,465            2            78          7,150
Receivable for investments sold                                                       --           --            --             --
                                                                                --------      -------     ---------      ---------
      Total assets                                                               161,993      166,362     1,587,818      3,052,296
                                                                                --------      -------     ---------      ---------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                      --           --            --             --
Payable for investments purchased                                                  5,465            2            78          7,150
                                                                                --------      -------     ---------      ---------
      Total liabilities                                                            5,465            2            78          7,150
                                                                                --------      -------     ---------      ---------
      Net assets applicable to Policy owners                                    $156,528      166,360     1,587,740      3,045,146
                                                                                ========      =======     =========      =========
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               $156,528      166,360     1,587,740      3,045,146
                                                                                ========      =======     =========      =========

                                                                                      SEGREGATED SUB-ACCOUNTS
                                                                             ---------------------------------------
                                                                             IVY FUNDS VIP
                                                                               PATHFINDER   IVY FUNDS  IVY FUNDS VIP
                                                                               MODERATELY   VIP MONEY   REAL ESTATE
                                                                              CONSERVATIVE    MARKET     SECURITIES
                                                                             -------------  ---------  -------------
                                   ASSETS
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Micro-Cap Growth Portfolio, 7,612 shares at net asset value
      of $20.56 per share (cost $137,202)                                            --           --           --
   Mid Cap Growth Portfolio, 19,881 shares at net asset value
      of $8.37 per share (cost $136,823)                                             --           --           --
   Pathfinder Moderate Portfolio, 313,690 shares at net asset value
      of $5.06 per share (cost $1,545,094)                                           --           --           --
   Pathfinder Moderately Aggressive Portfolio, 597,697 shares at net asset
      value of $5.09 per share (cost $2,968,912)                                     --           --           --
   Pathfinder Moderately Conservative Portfolio, 60,190 shares at net asset
      value of $5.19 per share (cost $294,728)                                  312,500           --           --
   Money Market Portfolio, 13,931 shares at net asset value
      of $1.00 per share (cost $13,931)                                              --       13,931           --
   Real Estate Securities Portfolio, 15,618 shares at net asset value
      of $6.75 per share (cost $74,547)                                              --           --      105,496
                                                                                -------       ------      -------
                                                                                312,500       13,931      105,496
Receivable from Minnesota Life for Policy purchase payments                       3,855            1            1
Receivable for investments sold                                                      --           --           --
                                                                                -------       ------      -------
      Total assets                                                              316,355       13,932      105,497
                                                                                -------       ------      -------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
   mortality and expense charges                                                     --           --           --
Payable for investments purchased                                                 3,855            1            1
                                                                                -------       ------      -------
      Total liabilities                                                           3,855            1            1
                                                                                -------       ------      -------
      Net assets applicable to Policy owners                                    312,500       13,931      105,496
                                                                                =======       ======      =======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               312,500       13,931      105,496
                                                                                =======       ======      =======

See accompanying notes to financial statements.

                                                                                             SEGREGATED SUB-ACCOUNTS
                                                                             ------------------------------------------------------
                                                                             IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                                                               SCIENCE &      SMALL CAP      SMALL CAP    IVY FUNDS
                                                                              TECHNOLOGY        GROWTH         VALUE      VIP VALUE
                                                                             -------------  -------------  -------------  ---------
                                   ASSETS
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Science & Technology Portfolio, 33,236 shares at net asset value
      of $15.25 per share (cost $497,691)                                       $506,750            --             --           --
   Small Cap Growth Portfolio, 15,135 shares at net asset value
      of $9.34 per share (cost $134,841)                                              --       141,384             --           --
   Small Cap Value Portfolio, 5,538 shares at net asset value
      of $14.57 per share (cost $76,868)                                              --            --         80,690           --
   Value Portfolio, 16,951 shares at net asset value
      of $5.57 per share (cost $83,288)                                               --            --             --       94,438
   Global Bond Portfolio, 788 shares at net asset value
      of $4.90 per share (cost $3,953)                                                --            --             --           --
   Limited-Term Bond Portfolio, 618 shares at net asset value
      of $5.03 per share (cost $3,096)                                                --            --             --           --
                                                                                --------       -------         ------       ------
                                                                                 506,750       141,384         80,690       94,438
Receivable from Minnesota Life for Policy purchase payments                           --         5,437              1            1
Receivable for investments sold                                                    4,485            --             --           --
                                                                                --------       -------         ------       ------
      Total assets                                                               511,235       146,821         80,691       94,439
                                                                                --------       -------         ------       ------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
mortality and expense charges                                                      4,485            --             --           --
Payable for investments purchased                                                     --         5,437              1            1
                                                                                --------       -------         ------       ------
      Total liabilities                                                            4,485         5,437              1            1
                                                                                --------       -------         ------       ------
      Net assets applicable to Policy owners                                    $506,750       141,384         80,690       94,438
                                                                                ========       =======         ======       ======
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               $506,750       141,384         80,690       94,438
                                                                                ========       =======         ======       ======

                                                                                    SEGREGATED SUB-ACCOUNTS
                                                                             -------------------------------------
                                                                             IVY FUNDS   IVY FUNDS VIP
                                                                             VIP GLOBAL  LIMITED-TERM
                                                                                BOND         BOND          TOTAL
                                                                             ----------  -------------  ----------
                                   ASSETS
Investments in shares of the Ivy Funds VIP Target Funds, Inc.:
   Science & Technology Portfolio, 33,236 shares at net asset value
      of $15.25 per share (cost $497,691)                                          --           --
   Small Cap Growth Portfolio, 15,135 shares at net asset value
      of $9.34 per share (cost $134,841)                                           --           --
   Small Cap Value Portfolio, 5,538 shares at net asset value
      of $14.57 per share (cost $76,868)                                           --           --
   Value Portfolio, 16,951 shares at net asset value
      of $5.57 per share (cost $83,288)                                            --           --
   Global Bond Portfolio, 788 shares at net asset value
      of $4.90 per share (cost $3,953)                                          3,861           --
   Limited-Term Bond Portfolio, 618 shares at net asset value
      of $5.03 per share (cost $3,096)                                             --        3,111
                                                                                -----        -----      ----------
                                                                                3,861        3,111      58,412,232
Receivable from Minnesota Life for Policy purchase payments                        --           --          68,334
Receivable for investments sold                                                    --           --         147,488
                                                                                -----        -----      ----------
      Total assets                                                              3,861        3,111      58,628,054
                                                                                -----        -----      ----------
                                LIABILITIES
Payable to Minnesota Life for Policy terminations, withdrawal payments and
mortality and expense charges                                                      --           --         147,488
Payable for investments purchased                                                  --           --          68,329
                                                                                -----        -----      ----------
      Total liabilities                                                            --           --         215,817
                                                                                -----        -----      ----------
      Net assets applicable to Policy owners                                    3,861        3,111      58,412,237
                                                                                =====        =====      ==========
                           POLICY OWNERS' EQUITY
      Total Policy Owners' equity                                               3,861        3,111      58,412,237
                                                                                =====        =====      ==========

See accompanying notes to financial statements.

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT
                            STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2011



                                                                                  SEGREGATED SUB-ACCOUNTS
                                                                       --------------------------------------------
                                                                                  ADVANTUS  ADVANTUS     ADVANTUS
                                                                       ADVANTUS  INDEX 400    INDEX   INTERNATIONAL
                                                                         BOND     MID-CAP      500         BOND
                                                                       CLASS 1    CLASS 1    CLASS 1     CLASS 1
                                                                       --------  ---------  --------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund         $     --        --        --           --
   Mortality, expense charges and administrative charges (note 3)           196       111       341           --
                                                                       --------   -------   -------      -------
      Investment income (loss) - net                                        196       111       341           --
                                                                       --------   -------   -------      -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                   --        --        --           --
                                                                       --------   -------   -------      -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                91,052    22,246    54,138       60,123
      Cost of investments sold                                          (70,213)  (15,060)  (41,923)     (43,066)
                                                                       --------   -------   -------      -------
                                                                         20,839     7,186    12,215       17,057
                                                                       --------   -------   -------      -------
      Net realized gains (losses) on investments                         20,839     7,186    12,215       17,057
                                                                       --------   -------   -------      -------
   Net change in unrealized appreciation or depreciation
      of investments                                                     10,096   (12,240)   (6,516)     (19,714)
                                                                       --------   -------   -------      -------
      Net gains (losses) on investments                                  30,935    (5,054)    5,699       (2,657)
                                                                       --------   -------   -------      -------
      Net increase (decrease) in net assets resulting from operations  $ 31,131    (4,943)    6,040       (2,657)
                                                                       --------   -------   -------      -------

                                                                               SEGREGATED SUB-ACCOUNTS
                                                                       --------------------------------------
                                                                        ADVANTUS    ADVANTUS       ALLIANCE
                                                                        MORTGAGE   REAL ESTATE    BERNSTEIN
                                                                       SECURITIES  SECURITIES   INTERNATIONAL
                                                                        CLASS 1      CLASS 1        VALUE
                                                                       ----------  -----------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund               --           --         9,397
   Mortality, expense charges and administrative charges (note 3)            92          394           308
                                                                        -------      -------       -------
      Investment income (loss) - net                                         92          394         9,705
                                                                        -------      -------       -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                   --           --            --
                                                                        -------      -------       -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                40,341       43,743        20,403
      Cost of investments sold                                          (34,207)     (24,164)      (14,905)
                                                                        -------      -------       -------
                                                                          6,134       19,579         5,498
                                                                        -------      -------       -------
      Net realized gains (losses) on investments                          6,134       19,579         5,498
                                                                        -------      -------       -------
   Net change in unrealized appreciation or depreciation
      of investments                                                      6,204          840       (59,592)
                                                                        -------      -------       -------
      Net gains (losses) on investments                                  12,338       20,419       (54,094)
                                                                        -------      -------       -------
      Net increase (decrease) in net assets resulting from operations    12,430       20,813       (44,389)
                                                                        -------      -------       -------

See accompanying notes to financial statements.

                                                                                     SEGREGATED SUB-ACCOUNTS
                                                                       --------------------------------------------------
                                                                                                                IBBOTSON
                                                                                                    FRANKLIN   AGGRESSIVE
                                                                        FIDELITY VIP  FIDELITY VIP  SMALL CAP    GROWTH
                                                                       EQUITY-INCOME    MID-CAP       VALUE     CLASS 1
                                                                       -------------  ------------  ---------  ----------
Investment income (loss):
   Investment income distributions from underlying mutual fund           $ 14,191         1,728        6,144      74,316
   Mortality, expense charges and administrative charges (note 3)             462           556        1,024       6,577
                                                                         --------       -------      -------    --------
      Investment income (loss) - net                                       14,653         2,284        7,168      80,893
                                                                         --------       -------      -------    --------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                     --         1,145           --          --
                                                                         --------       -------      -------    --------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                  35,285        40,356       60,314     386,893
      Cost of investments sold                                            (26,967)      (29,981)     (37,891)   (262,540)
                                                                         --------       -------      -------    --------
                                                                            8,318        10,375       22,423     124,353
                                                                         --------       -------      -------    --------
      Net realized gains (losses) on investments                            8,318        11,520       22,423     124,353
                                                                         --------       -------      -------    --------
   Net change in unrealized appreciation or depreciation
      of investments                                                      (19,012)      (80,337)     (49,182)   (508,764)
                                                                         --------       -------      -------    --------
      Net gains (losses) on investments                                   (10,694)      (68,817)     (26,759)   (384,411)
                                                                         --------       -------      -------    --------
      Net increase (decrease) in net assets resulting from operations    $  3,959       (66,533)     (19,591)   (303,518)
                                                                         ========       =======      =======    ========

                                                                             SEGREGATED SUB-ACCOUNTS
                                                                       ----------------------------------
                                                                       IBBOTSON    IBBOTSON     IBBOTSON
                                                                       BALANCED  CONSERVATIVE    GROWTH
                                                                       CLASS 1      CLASS 1      CLASS 1
                                                                       --------  ------------  ----------
Investment income (loss):
   Investment income distributions from underlying mutual fund           38,852      20,460       278,095
   Mortality, expense charges and administrative charges (note 3)         3,518       1,636        23,137
                                                                       --------    --------    ----------
      Investment income (loss) - net                                     42,370      22,096       301,232
                                                                       --------    --------    ----------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund               54,158      34,676       249,125
                                                                       --------    --------    ----------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                               854,702     407,310     1,244,428
      Cost of investments sold                                         (638,350)   (361,733)   (1,166,843)
                                                                       --------    --------    ----------
                                                                        216,352      45,577        77,585
                                                                       --------    --------    ----------
      Net realized gains (losses) on investments                        270,510      80,253       326,710
                                                                       --------    --------    ----------
   Net change in unrealized appreciation or depreciation
      of investments                                                   (330,329)    (54,838)   (1,347,864)
                                                                       --------    --------    ----------
      Net gains (losses) on investments                                 (59,819)     25,415    (1,021,154)
                                                                       --------    --------    ----------
      Net increase (decrease) in net assets resulting from operations   (17,449)     47,511      (719,922)
                                                                       ========    ========    ==========

See accompanying notes to financial statements.

                                                                                    SEGREGATED SUB-ACCOUNTS
                                                                       -------------------------------------------------
                                                                        IBBOTSON                             VAN KAMPEN
                                                                        INCOME &               JANUS ASPEN  UIF EMERGING
                                                                         GROWTH   JANUS ASPEN   LARGE CAP     MARKETS
                                                                        CLASS 1     OVERSEAS     GROWTH        EQUITY
                                                                       ---------  -----------  -----------  ------------
Investment income (loss):
   Investment income distributions from underlying mutual fund         $  12,353      4,214        3,052        1,446
   Mortality, expense charges and administrative charges (note 3)          1,273        900          503        1,332
                                                                       ---------   --------      -------      -------
      Investment income (loss) - net                                      13,626      5,114        3,555        2,778
                                                                       ---------   --------      -------      -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                19,956      8,787           --           --
                                                                       ---------   --------      -------      -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                135,477     67,824       42,247       38,277
      Cost of investments sold                                          (124,389)   (44,996)     (27,089)     (19,631)
                                                                       ---------   --------      -------      -------
                                                                          11,088     22,828       15,158       18,646
                                                                       ---------   --------      -------      -------
      Net realized gains (losses) on investments                          31,044     31,615       15,158       18,646
                                                                       ---------   --------      -------      -------
   Net change in unrealized appreciation or depreciation
      of investments                                                     (26,118)  (383,753)     (46,040)     (97,519)
                                                                       ---------   --------      -------      -------
      Net gains (losses) on investments                                    4,926   (352,138)     (30,882)     (78,873)
                                                                       ---------   --------      -------      -------
      Net increase (decrease) in net assets resulting from operations  $  18,552   (347,024)     (27,327)     (76,095)
                                                                       =========   ========      =======      =======

                                                                           SEGREGATED SUB-ACCOUNTS
                                                                       -------------------------------
                                                                                 VANGUARD    VANGUARD
                                                                       VANGUARD    FUND        FUND
                                                                         FUND     CAPITAL  DIVERSIFIED
                                                                       BALANCED   GROWTH      VALUE
                                                                       --------  --------  -----------
Investment income (loss):
   Investment income distributions from underlying mutual fund           7,230     2,602       4,487
   Mortality, expense charges and administrative charges (note 3)           --        --          --
                                                                       -------   -------     -------
      Investment income (loss) - net                                     7,230     2,602       4,487
                                                                       -------   -------     -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                  --     7,625          --
                                                                       -------   -------     -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                               21,008    18,501      41,083
      Cost of investments sold                                         (15,163)  (18,059)    (30,964)
                                                                       -------   -------     -------
                                                                         5,845       442      10,119
                                                                       -------   -------     -------
      Net realized gains (losses) on investments                         5,845     8,067      10,119
                                                                       -------   -------     -------
   Net change in unrealized appreciation or depreciation
      of investments                                                    (2,062)  (15,510)     (4,754)
                                                                       -------   -------     -------
      Net gains (losses) on investments                                  3,783    (7,443)      5,365
                                                                       -------   -------     -------
      Net increase (decrease) in net assets resulting from operations   11,013    (4,841)      9,852
                                                                       =======   =======     =======

See accompanying notes to financial statements.

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                                       ---------------------------------------------
                                                                       VANGUARD   VANGUARD                  VANGUARD
                                                                         FUND       FUND       VANGUARD       FUND
                                                                        EQUITY   HIGH YIELD      FUND        MONEY
                                                                        INCOME      BOND     INTERNATIONAL   MARKET
                                                                       --------  ----------  -------------  --------
Investment income (loss):
   Investment income distributions from underlying mutual fund         $ 10,321    16,245         3,995        1,123
   Mortality, expense charges and administrative charges (note 3)            --        --            --           --
                                                                       --------   -------       -------     --------
      Investment income (loss) - net                                     10,321    16,245         3,995        1,123
                                                                       --------   -------       -------     --------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                   --        --            --           --
                                                                       --------   -------       -------     --------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                47,316    23,670        26,071      158,208
      Cost of investments sold                                          (31,757)  (21,188)      (17,716)    (158,208)
                                                                       --------   -------       -------     --------
                                                                         15,559     2,482         8,355           --
                                                                       --------   -------       -------     --------
      Net realized gains (losses) on investments                         15,559     2,482         8,355           --
                                                                       --------   -------       -------     --------
   Net change in unrealized appreciation or depreciation
      of investments                                                     24,937    (2,396)      (62,413)          --
                                                                       --------   -------       -------     --------
      Net gains (losses) on investments                                  40,496        86       (54,058)          --
                                                                       --------   -------       -------     --------
      Net increase (decrease) in net assets resulting from operations  $ 50,817    16,331       (50,063)       1,123
                                                                       ========   =======       =======     ========

                                                                             SEGREGATED SUB-ACCOUNTS
                                                                       ----------------------------------
                                                                        VANGUARD   VANGUARD    VANGUARD
                                                                          FUND       FUND        FUND
                                                                       SHORT-TERM  SMALL CO   TOTAL BOND
                                                                       INV GRADE    GROWTH   MARKET INDEX
                                                                       ----------  --------  ------------
Investment income (loss):
   Investment income distributions from underlying mutual fund            6,312        780      14,505
   Mortality, expense charges and administrative charges (note 3)            --         --          --
                                                                        -------    -------     -------
      Investment income (loss) - net                                      6,312        780      14,505
                                                                        -------    -------     -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                1,791         --       3,940
                                                                        -------    -------     -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                16,696     38,599      79,534
      Cost of investments sold                                          (16,501)   (20,160)    (75,133)
                                                                        -------    -------     -------
                                                                            195     18,439       4,401
                                                                        -------    -------     -------
      Net realized gains (losses) on investments                          1,986     18,439       8,341
                                                                        -------    -------     -------
   Net change in unrealized appreciation or depreciation
      of investments                                                     (4,461)   (15,384)     12,316
                                                                        -------    -------     -------
      Net gains (losses) on investments                                  (2,475)     3,055      20,657
                                                                        -------    -------     -------
      Net increase (decrease) in net assets resulting from operations     3,837      3,835      35,162
                                                                        =======    =======     =======

See accompanying notes to financial statements.

                                                                                        SEGREGATED SUB-ACCOUNTS
                                                                       ---------------------------------------------------------
                                                                         VANGUARD
                                                                           FUND      IVY FUNDS VIP  IVY FUNDS VIP
                                                                       TOTAL STOCK     PATHFINDER       ASSET      IVY FUNDS VIP
                                                                       MARKET INDEX    AGGRESSIVE     STRATEGY        BALANCED
                                                                       ------------  -------------  -------------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund           $  3,305        18,724         23,846           337
   Mortality, expense charges and administrative charges (note 3)              --         6,933         10,883           101
                                                                         --------      --------       --------        ------
      Investment income (loss) - net                                        3,305        25,657         34,729           438
                                                                         --------      --------       --------        ------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                  7,095        37,300             --         1,777
                                                                         --------      --------       --------        ------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                 102,534        78,700         68,030         2,245
      Cost of investments sold                                            (80,431)      (61,939)       (62,769)       (2,152)
                                                                         --------      --------       --------        ------
                                                                           22,103        16,761          5,261            93
                                                                         --------      --------       --------        ------
      Net realized gains (losses) on investments                           29,198        54,061          5,261         1,870
                                                                         --------      --------       --------        ------
   Net change in unrealized appreciation or depreciation
      of investments                                                      (30,383)     (145,896)      (248,146)       (1,695)
                                                                         --------      --------       --------        ------
      Net gains (losses) on investments                                    (1,185)      (91,835)      (242,885)          175
                                                                         --------      --------       --------        ------
      Net increase (decrease) in net assets resulting from operations    $  2,120       (66,178)      (208,156)          613
                                                                         ========      ========       ========        ======

                                                                               SEGREGATED SUB-ACCOUNTS
                                                                       ---------------------------------------
                                                                                  IVY FUNDS VIP
                                                                       IVY FUNDS   PATHFINDER    IVY FUNDS VIP
                                                                        VIP BOND  CONSERVATIVE    CORE EQUITY
                                                                       ---------  -------------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund           5,387          275          1,234
   Mortality, expense charges and administrative charges (note 3)          856           86          1,629
                                                                        ------       ------        -------
      Investment income (loss) - net                                     6,243          361          2,863
                                                                        ------       ------        -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund               1,330          445         11,040
                                                                        ------       ------        -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                9,402        2,313         33,629
      Cost of investments sold                                          (8,882)      (1,910)       (28,000)
                                                                        ------       ------        -------
                                                                           520          403          5,629
                                                                        ------       ------        -------
      Net realized gains (losses) on investments                         1,850          848         16,669
                                                                        ------       ------        -------
   Net change in unrealized appreciation or depreciation
      of investments                                                     6,980       (1,205)       (15,971)
                                                                        ------       ------        -------
      Net gains (losses) on investments                                  8,830         (357)           698
                                                                        ------       ------        -------
      Net increase (decrease) in net assets resulting from operations   15,073            4          3,561
                                                                        ======       ======        =======

See accompanying notes to financial statements.

                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                       -----------------------------------------------------------
                                                                       IVY FUNDS VIP                  IVY FUNDS VIP
                                                                          DIVIDEND    IVY FUNDS VIP  GLOBAL NATURAL  IVY FUNDS VIP
                                                                           INCOME         ENERGY        RESOURCES        GROWTH
                                                                       -------------  -------------  --------------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund            $ 1,236             --              --         15,692
   Mortality, expense charges and administrative charges (note 3)             550            484           3,295          1,841
                                                                          -------        -------        --------        -------
      Investment income (loss) - net                                        1,786            484           3,295         17,533
                                                                          -------        -------        --------        -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                     --             --              --             --
                                                                          -------        -------        --------        -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                   3,874          6,752          37,023         44,524
      Cost of investments sold                                             (2,844)        (3,818)        (27,557)       (33,259)
                                                                          -------        -------        --------        -------
                                                                            1,030          2,934           9,466         11,265
                                                                          -------        -------        --------        -------
      Net realized gains (losses) on investments                            1,030          2,934           9,466         11,265
                                                                          -------        -------        --------        -------
   Net change in unrealized appreciation or depreciation
      of investments                                                       (8,158)       (13,088)       (186,451)       (19,555)
                                                                          -------        -------        --------        -------
      Net gains (losses) on investments                                    (7,128)       (10,154)       (176,985)        (8,290)
                                                                          -------        -------        --------        -------
      Net increase (decrease) in net assets resulting from operations     $(5,342)        (9,670)       (173,690)         9,243
                                                                          =======        =======        ========        =======

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                                       -------------------------------------------
                                                                       IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                                                            HIGH      INTERNATIONAL  INTERNATIONAL
                                                                           INCOME        GROWTH          VALUE
                                                                       -------------  -------------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund             13,102            990          5,931
   Mortality, expense charges and administrative charges (note 3)             819          1,115          1,801
                                                                           ------        -------        -------
      Investment income (loss) - net                                       13,921          2,105          7,732
                                                                           ------        -------        -------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                     --             --             --
                                                                           ------        -------        -------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                   8,940          7,564         21,698
      Cost of investments sold                                             (6,556)        (4,873)       (17,091)
                                                                           ------        -------        -------
                                                                            2,384          2,691          4,607
                                                                           ------        -------        -------
      Net realized gains (losses) on investments                            2,384          2,691          4,607
                                                                           ------        -------        -------
   Net change in unrealized appreciation or depreciation
      of investments                                                       (7,318)       (25,144)       (73,669)
                                                                           ------        -------        -------
      Net gains (losses) on investments                                    (4,934)       (22,453)       (69,062)
                                                                           ------        -------        -------
      Net increase (decrease) in net assets resulting from operations       8,987        (20,348)       (61,330)
                                                                           ======        =======        =======

See accompanying notes to financial statements.

                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                       ----------------------------------------------------------
                                                                                                                    IVY FUNDS VIP
                                                                       IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP    PATHFINDER
                                                                         MICRO-CAP       MID CAP      PATHFINDER      MODERATELY
                                                                           GROWTH         GROWTH       MODERATE       AGGRESSIVE
                                                                       -------------  -------------  -------------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund
      (note 4)                                                           $     --             8          15,061         21,851
   Mortality, expense charges and administrative charges (note 3)             609           667           6,609         12,449
                                                                         --------        ------        --------       --------
      Investment income (loss) - net                                          609           675          21,670         34,300
                                                                         --------        ------        --------       --------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                     --         4,930          21,386         39,141
                                                                         --------        ------        --------       --------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                   9,891         5,588         189,056        293,290
      Cost of investments sold                                             (5,506)       (2,721)       (156,690)      (219,600)
                                                                         --------        ------        --------       --------
                                                                            4,385         2,867          32,366         73,690
                                                                         --------        ------        --------       --------
      Net realized gains (losses) on investments                            4,385         7,797          53,752        112,831
                                                                         --------        ------        --------       --------
   Net change in unrealized appreciation or depreciation
      of investments                                                      (13,163)       (9,616)        (95,522)      (208,381)
                                                                         --------        ------        --------       --------
      Net gains (losses) on investments                                    (8,778)       (1,819)        (41,770)       (95,550)
                                                                         --------        ------        --------       --------
      Net increase (decrease) in net assets resulting from operations    $ (8,169)       (1,144)        (20,100)       (61,250)
                                                                         ========        ======        ========       ========

                                                                               SEGREGATED SUB-ACCOUNTS
                                                                       ---------------------------------------
                                                                       IVY FUNDS VIP
                                                                         PATHFINDER   IVY FUNDS  IVY FUNDS VIP
                                                                         MODERATELY   VIP MONEY   REAL ESTATE
                                                                        CONSERVATIVE    MARKET     SECURITIES
                                                                       -------------  ---------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund
      (note 4)                                                              2,951            4         726
   Mortality, expense charges and administrative charges (note 3)           1,233           89         436
                                                                          -------      -------      ------
      Investment income (loss) - net                                        4,184           93       1,162
                                                                          -------      -------      ------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                  4,466           --          --
                                                                          -------      -------      ------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                  26,974       19,231       2,976
      Cost of investments sold                                            (21,362)     (19,231)     (1,605)
                                                                          -------      -------      ------
                                                                            5,612           --       1,371
                                                                          -------      -------      ------
      Net realized gains (losses) on investments                           10,078           --       1,371
                                                                          -------      -------      ------
   Net change in unrealized appreciation or depreciation
      of investments                                                      (13,402)          --       2,836
                                                                          -------      -------      ------
      Net gains (losses) on investments                                    (3,324)          --       4,207
                                                                          -------      -------      ------
      Net increase (decrease) in net assets resulting from operations         860           93       5,369
                                                                          =======      =======      ======

See accompanying notes to financial statements.

                                                                                         SEGREGATED SUB-ACCOUNTS
                                                                       ----------------------------------------------------------
                                                                       IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                                                         SCIENCE &      SMALL CAP      SMALL CAP    IVY FUNDS VIP
                                                                         TECHNOLOGY       GROWTH         VALUE          VALUE
                                                                       -------------  -------------  -------------  -------------
Investment income (loss):
   Investment income distributions from underlying mutual fund           $     --            --            348            656
   Mortality, expense charges and administrative charges (note 3)           2,069           551            327            392
                                                                         --------       -------        -------         ------
      Investment income (loss) - net                                        2,069           551            675          1,048
                                                                         --------       -------        -------         ------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                 15,689           990             --             --
                                                                         --------       -------        -------         ------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                  25,715         5,181          4,068          3,031
      Cost of investments sold                                            (21,582)       (3,090)        (2,381)        (1,983)
                                                                         --------       -------        -------         ------
                                                                            4,133         2,091          1,687          1,048
                                                                         --------       -------        -------         ------
      Net realized gains (losses) on investments                           19,822         3,081          1,687          1,048
                                                                         --------       -------        -------         ------
   Net change in unrealized appreciation or depreciation
      of investments                                                      (53,013)      (17,511)       (12,343)        (9,130)
                                                                         --------       -------        -------         ------
      Net gains (losses) on investments                                   (33,191)      (14,430)       (10,656)        (8,082)
                                                                         --------       -------        -------         ------
      Net increase (decrease) in net assets resulting from operations    $(31,122)      (13,879)        (9,981)        (7,034)
                                                                         ========       =======        =======         ======

                                                                                SEGREGATED SUB-ACCOUNTS
                                                                       ----------------------------------------
                                                                       IVY FUNDS VIP  IVY FUNDS VIP
                                                                           GLOBAL     LIMITED-TERM
                                                                           BOND*          BOND*         TOTAL
                                                                       -------------  -------------  ----------
Investment income (loss):
   Investment income distributions from underlying mutual fund               75             49          663,636
   Mortality, expense charges and administrative charges (note 3)            11              9           98,204
                                                                           ----            ---       ----------
      Investment income (loss) - net                                         86             58          761,840
                                                                           ----            ---       ----------
Realized and unrealized gains (losses) on investments - net:
   Realized gain distributions from underlying mutual fund                   --             --          526,792
                                                                           ----            ---       ----------
   Realized gains (losses) on sales of investments:
      Proceeds from sales                                                   290             12        5,128,376
      Cost of investments sold                                             (294)           (12)      (4,186,935)
                                                                           ----            ---       ----------
                                                                             (4)            --          941,441
                                                                           ----            ---       ----------
      Net realized gains (losses) on investments                             (4)            --        1,468,233
                                                                           ----            ---       ----------
   Net change in unrealized appreciation or depreciation
      of investments                                                        (92)            15       (4,293,426)
                                                                           ----            ---       ----------
      Net gains (losses) on investments                                     (96)            15       (2,825,193)
                                                                           ----            ---       ----------
      Net increase (decrease) in net assets resulting from operations       (10)            73       (2,063,353)
                                                                           ====            ===       ==========

*    For the period from May 3, 2011 through December 31, 2011.

See accompanying notes to financial statements.

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 2011

                                                                            SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------------
                                                                            ADVANTUS  ADVANTUS     ADVANTUS
                                                                 ADVANTUS  INDEX 400    INDEX   INTERNATIONAL
                                                                   BOND     MID-CAP     500          BOND
                                                                 CLASS 1    CLASS 1    CLASS 1     CLASS 1
                                                                 --------  ---------  --------  -------------
Operations:
   Investment income (loss) - net                                $    196       111       341           --
   Net realized gains (losses) on investments                      20,839     7,186    12,215       17,057
   Net change in unrealized appreciation or depreciation
      of investments                                               10,096   (12,240)   (6,516)     (19,714)
                                                                 --------   -------   -------      -------
Net increase (decrease) in net assets resulting from operations    31,131    (4,943)    6,040       (2,657)
                                                                 --------   -------   -------      -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                       149,913    96,872   217,342      164,442
   Policy terminations, withdrawal payments and charges           (91,104)  (22,274)  (54,240)     (60,123)
                                                                 --------   -------   -------      -------
Increase (decrease) in net assets from Policy transactions         58,809    74,598   163,102      104,319
                                                                 --------   -------   -------      -------
Increase (decrease) in net assets                                  89,940    69,655   169,142      101,662
Net assets at the beginning of year                               331,464   178,904   251,577      293,108
                                                                 --------   -------   -------      -------
Net assets at the end of year                                    $421,404   248,559   420,719      394,770
                                                                 ========   =======   =======      =======

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------
                                                                  ADVANTUS    ADVANTUS       ALLIANCE
                                                                  MORTGAGE   REAL ESTATE    BERNSTEIN
                                                                 SECURITIES  SECURITIES   INTERNATIONAL
                                                                  CLASS 1      CLASS 1        VALUE
                                                                 ----------  -----------  -------------
Operations:
   Investment income (loss) - net                                      92         394         9,705
   Net realized gains (losses) on investments                       6,134      19,579         5,498
   Net change in unrealized appreciation or depreciation
      of investments                                                6,204         840       (59,592)
                                                                  -------     -------       -------
Net increase (decrease) in net assets resulting from operations    12,430      20,813       (44,389)
                                                                  -------     -------       -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        66,806     173,120        98,765
   Policy terminations, withdrawal payments and charges           (40,373)    (43,821)      (20,483)
                                                                  -------     -------       -------
Increase (decrease) in net assets from Policy transactions         26,433     129,299        78,282
                                                                  -------     -------       -------
Increase (decrease) in net assets                                  38,863     150,112        33,893
Net assets at the beginning of year                               157,452     307,747       178,162
                                                                  -------     -------       -------
Net assets at the end of year                                     196,315     457,859       212,055
                                                                  =======     =======       =======

See accompanying notes to financial statements.

                                                                               SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------------------
                                                                                                          IBBOTSON
                                                                                              FRANKLIN   AGGRESSIVE
                                                                  FIDELITY VIP  FIDELITY VIP  SMALL CAP    GROWTH
                                                                 EQUITY-INCOME    MID-CAP       VALUE     CLASS 1
                                                                 -------------  ------------  ---------  ----------
Operations:
   Investment income (loss) - net                                  $ 14,653         2,284        7,168      80,893
   Net realized gains (losses) on investments                         8,318        11,520       22,423     124,353
   Net change in unrealized appreciation or depreciation
      of investments                                                (19,012)      (80,337)     (49,182)   (508,764)
                                                                   --------       -------      -------   ---------
Net increase (decrease) in net assets resulting from operations       3,959       (66,533)     (19,591)   (303,518)
                                                                   --------       -------      -------   ---------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         207,786       263,106      271,617   2,498,719
   Policy terminations, withdrawal payments and charges             (35,424)      (40,481)     (60,542)   (388,446)
                                                                   --------       -------      -------   ---------
Increase (decrease) in net assets from Policy transactions          172,362       222,625      211,075   2,110,273
                                                                   --------       -------      -------   ---------
Increase (decrease) in net assets                                   176,321       156,092      191,484   1,806,755
Net assets at the beginning of year                                 370,081       473,284      589,562   4,531,566
                                                                   --------       -------      -------   ---------
Net assets at the end of year                                      $546,402       629,376      781,046   6,338,321
                                                                   ========       =======      =======   =========

                                                                       SEGREGATED SUB-ACCOUNTS
                                                                 -----------------------------------
                                                                  IBBOTSON    IBBOTSON     IBBOTSON
                                                                  BALANCED  CONSERVATIVE    GROWTH
                                                                  CLASS 1      CLASS 1     CLASS 1
                                                                 ---------  ------------  ----------
Operations:
   Investment income (loss) - net                                   42,370      22,096       301,232
   Net realized gains (losses) on investments                      270,510      80,253       326,710
   Net change in unrealized appreciation or depreciation
      of investments                                              (330,329)    (54,838)   (1,347,864)
                                                                 ---------   ---------    ----------
Net increase (decrease) in net assets resulting from operations    (17,449)     47,511      (719,922)
                                                                 ---------   ---------    ----------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                      2,020,100     544,818     7,029,729
   Policy terminations, withdrawal payments and charges           (855,935)   (408,150)   (1,247,988)
                                                                 ---------   ---------    ----------
Increase (decrease) in net assets from Policy transactions       1,164,165     136,668     5,781,741
                                                                 ---------   ---------    ----------
Increase (decrease) in net assets                                1,146,716     184,179     5,061,819
Net assets at the beginning of year                              2,229,083   1,243,741    16,430,931
                                                                 ---------   ---------    ----------
Net assets at the end of year                                    3,375,799   1,427,920    21,492,750
                                                                 =========   =========    ==========

See accompanying notes to financial statements.

                                                                               SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------------------
                                                                  IBBOTSON                              VAN KAMPEN
                                                                  INCOME &                JANUS ASPEN  UIF EMERGING
                                                                   GROWTH    JANUS ASPEN   LARGE CAP     MARKETS
                                                                  CLASS 1      OVERSEAS     GROWTH        EQUITY
                                                                 ----------  -----------  -----------  ------------
Operations:
   Investment income (loss) - net                                $   13,626      5,114        3,555        2,778
   Net realized gains (losses) on investments                        31,044     31,615       15,158       18,646
   Net change in unrealized appreciation or depreciation
      of investments                                                (26,118)  (383,753)     (46,040)     (97,519)
                                                                 ----------   --------      -------      -------
Net increase (decrease) in net assets resulting from operations      18,552   (347,024)     (27,327)     (76,095)
                                                                 ----------   --------      -------      -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         436,489    433,380      136,167      209,929
   Policy terminations, withdrawal payments and charges            (136,120)   (68,027)     (42,368)     (38,500)
                                                                 ----------   --------      -------      -------
Increase (decrease) in net assets from Policy transactions          300,369    365,353       93,799      171,429
                                                                 ----------   --------      -------      -------
Increase (decrease) in net assets                                   318,921     18,329       66,472       95,334
Net assets at the beginning of year                                 912,243    837,058      460,411      317,357
                                                                 ----------   --------      -------      -------
Net assets at the end of year                                    $1,231,164    855,387      526,883      412,691
                                                                 ==========   ========      =======      =======

                                                                     SEGREGATED SUB-ACCOUNTS
                                                                 -------------------------------
                                                                           VANGUARD    VANGUARD
                                                                 VANGUARD    FUND        FUND
                                                                   FUND     CAPITAL  DIVERSIFIED
                                                                 BALANCED   GROWTH      VALUE
                                                                 --------  --------  -----------
Operations:
   Investment income (loss) - net                                  7,230     2,602       4,487
   Net realized gains (losses) on investments                      5,845     8,067      10,119
   Net change in unrealized appreciation or depreciation
      of investments                                              (2,062)  (15,510)     (4,754)
                                                                 -------   -------     -------
Net increase (decrease) in net assets resulting from operations   11,013    (4,841)      9,852
                                                                 -------   -------     -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                      196,568   200,771     104,329
   Policy terminations, withdrawal payments and charges          (21,008)  (18,501)    (41,083)
                                                                 -------   -------     -------
Increase (decrease) in net assets from Policy transactions       175,560   182,270      63,246
                                                                 -------   -------     -------
Increase (decrease) in net assets                                186,573   177,429      73,098
Net assets at the beginning of year                              238,074   258,408     199,764
                                                                 -------   -------     -------
Net assets at the end of year                                    424,647   435,837     272,862
                                                                 =======   =======     =======

See accompanying notes to financial statements.

                                                                            SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------------
                                                                 VANGUARD   VANGUARD                  VANGUARD
                                                                   FUND       FUND       VANGUARD       FUND
                                                                  EQUITY   HIGH YIELD      FUND        MONEY
                                                                  INCOME      BOND     INTERNATIONAL   MARKET
                                                                 --------  ----------  -------------  --------
Operations:
   Investment income (loss) - net                                $ 10,321    16,245         3,995        1,123
   Net realized gains (losses) on investments                      15,559     2,482         8,355           --
   Net change in unrealized appreciation or depreciation
      of investments                                               24,937    (2,396)      (62,413)          --
                                                                 --------   -------       -------     --------
Net increase (decrease) in net assets resulting from operations    50,817    16,331       (50,063)       1,123
                                                                 --------   -------       -------     --------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                       237,656   137,914       174,106      122,282
   Policy terminations, withdrawal payments and charges           (47,316)  (23,670)      (26,071)    (158,208)
                                                                 --------   -------       -------     --------
Increase (decrease) in net assets from Policy transactions        190,340   114,244       148,035      (35,926)
                                                                 --------   -------       -------     --------
Increase (decrease) in net assets                                 241,157   130,575        97,972      (34,803)
Net assets at the beginning of year                               384,455   189,193       240,458      701,402
                                                                 --------   -------       -------     --------
Net assets at the end of year                                    $625,612   319,768       338,430      666,599
                                                                 ========   =======       =======     ========

                                                                       SEGREGATED SUB-ACCOUNTS
                                                                 ----------------------------------
                                                                  VANGUARD   VANGUARD    VANGUARD
                                                                    FUND       FUND        FUND
                                                                 SHORT-TERM  SMALL CO   TOTAL BOND
                                                                 INV GRADE    GROWTH   MARKET INDEX
                                                                 ----------  --------  ------------
Operations:
   Investment income (loss) - net                                   6,312        780      14,505
   Net realized gains (losses) on investments                       1,986     18,439       8,341
   Net change in unrealized appreciation or depreciation
      of investments                                               (4,461)   (15,384)     12,316
                                                                  -------    -------     -------
Net increase (decrease) in net assets resulting from operations     3,837      3,835      35,162
                                                                  -------    -------     -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        67,232    278,150     198,634
   Policy terminations, withdrawal payments and charges           (16,696)   (38,601)    (79,535)
                                                                  -------    -------     -------
Increase (decrease) in net assets from Policy transactions         50,536    239,549     119,099
                                                                  -------    -------     -------
Increase (decrease) in net assets                                  54,373    243,384     154,261
Net assets at the beginning of year                               178,175    376,743     396,772
                                                                  -------    -------     -------
Net assets at the end of year                                     232,548    620,127     551,033
                                                                  =======    =======     =======

See accompanying notes to financial statements.

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------------------------
                                                                   VANGUARD
                                                                     FUND      IVY FUNDS VIP  IVY FUNDS VIP
                                                                 TOTAL STOCK     PATHFINDER       ASSET      IVY FUNDS VIP
                                                                 MARKET INDEX    AGGRESSIVE     STRATEGY        BALANCED
                                                                 ------------  -------------  -------------  -------------
Operations:
   Investment income (loss) - net                                 $   3,305         25,657         34,729          438
   Net realized gains (losses) on investments                        29,198         54,061          5,261        1,870
   Net change in unrealized appreciation or depreciation
      of investments                                                (30,383)      (145,896)      (248,146)      (1,695)
                                                                  ---------      ---------      ---------       ------
Net increase (decrease) in net assets resulting from operations       2,120        (66,178)      (208,156)         613
                                                                  ---------      ---------      ---------       ------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         127,343        383,856      1,136,135       12,795
   Policy terminations, withdrawal payments and charges            (102,533)       (81,534)       (69,529)      (2,288)
                                                                  ---------      ---------      ---------       ------
Increase (decrease) in net assets from Policy transactions           24,810        302,322      1,066,606       10,507
                                                                  ---------      ---------      ---------       ------
Increase (decrease) in net assets                                    26,930        236,144        858,450       11,120
Net assets at the beginning of year                                 218,234      1,360,036      1,907,587       15,597
                                                                  ---------      ---------      ---------       ------
Net assets at the end of year                                     $ 245,164      1,596,180      2,766,037       26,717
                                                                  =========      =========      =========       ======

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------
                                                                            IVY FUNDS VIP
                                                                 IVY FUNDS   PATHFINDER    IVY FUNDS VIP
                                                                  VIP BOND   CONSERVATIVE   CORE EQUITY
                                                                 ---------  -------------  -------------
Operations:
   Investment income (loss) - net                                   6,243         361           2,863
   Net realized gains (losses) on investments                       1,850         848          16,669
   Net change in unrealized appreciation or depreciation
      of investments                                                6,980      (1,205)        (15,971)
                                                                  -------      ------         -------
Net increase (decrease) in net assets resulting from operations    15,073           4           3,561
                                                                  -------      ------         -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                       113,480      15,842         159,415
   Policy terminations, withdrawal payments and charges            (9,821)     (2,330)        (34,040)
                                                                  -------      ------         -------
Increase (decrease) in net assets from Policy transactions        103,659      13,512         125,375
                                                                  -------      ------         -------
Increase (decrease) in net assets                                 118,732      13,516         128,936
Net assets at the beginning of year                               119,027       8,040         275,188
                                                                  -------      ------         -------
Net assets at the end of year                                     237,759      21,556         404,124
                                                                  =======      ======         =======

See accompanying notes to financial statements.

                                                                                  SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------------------------
                                                                 IVY FUNDS VIP                  IVY FUNDS VIP
                                                                    DIVIDEND    IVY FUNDS VIP  GLOBAL NATURAL   IVY FUNDS
                                                                     INCOME         ENERGY        RESOURCES    VIP GROWTH
                                                                 -------------  -------------  --------------  ----------
Operations:
   Investment income (loss) - net                                  $  1,786            484           3,295        17,533
   Net realized gains (losses) on investments                         1,030          2,934           9,466        11,265
   Net change in unrealized appreciation or depreciation
      of investments                                                 (8,158)       (13,088)       (186,451)      (19,555)
                                                                   --------        -------        --------       -------
Net increase (decrease) in net assets resulting from operations      (5,342)        (9,670)       (173,690)        9,243
                                                                   --------        -------        --------       -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                          38,973         42,390         316,019       161,558
   Policy terminations, withdrawal payments and charges              (4,072)        (6,895)        (37,662)      (44,963)
                                                                   --------        -------        --------       -------
Increase (decrease) in net assets from Policy transactions           34,901         35,495         278,357       116,595
                                                                   --------        -------        --------       -------
Increase (decrease) in net assets                                    29,559         25,825         104,667       125,838
Net assets at the beginning of year                                 107,499         91,906         647,816       341,019
                                                                   --------        -------        --------       -------
Net assets at the end of year                                      $137,058        117,731         752,483       466,857
                                                                   ========        =======        ========       =======

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------
                                                                 IVY FUNDS  IVY FUNDS VIP  IVY FUNDS VIP
                                                                 VIP  HIGH  INTERNATIONAL  INTERNATIONAL
                                                                   INCOME      GROWTH          VALUE
                                                                 ---------  -------------  -------------
Operations:
   Investment income (loss) - net                                  13,921        2,105          7,732
   Net realized gains (losses) on investments                       2,384        2,691          4,607
   Net change in unrealized appreciation or depreciation
      of investments                                               (7,318)     (25,144)       (73,669)
                                                                  -------      -------        -------
Net increase (decrease) in net assets resulting from operations     8,987      (20,348)       (61,330)
                                                                  -------      -------        -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        87,662       97,764        221,263
   Policy terminations, withdrawal payments and charges            (9,190)      (7,925)       (22,013)
                                                                  -------      -------        -------
Increase (decrease) in net assets from Policy transactions         78,472       89,839        199,250
                                                                  -------      -------        -------
Increase (decrease) in net assets                                  87,459       69,491        137,920
Net assets at the beginning of year                               135,207      210,826        324,850
                                                                  -------      -------        -------
Net assets at the end of year                                     222,666      280,317        462,770
                                                                  =======      =======        =======

See accompanying notes to financial statements.

                                                                                   SEGREGATED SUB-ACCOUNTS
                                                                 ----------------------------------------------------------
                                                                                                              IVY FUNDS VIP
                                                                 IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP    PATHFINDER
                                                                   MICRO-CAP       MID CAP      PATHFINDER      MODERATELY
                                                                     GROWTH         GROWTH       MODERATE       AGGRESSIVE
                                                                 -------------  -------------  -------------  -------------
Operations:
   Investment income (loss) - net                                  $    609            675          21,670         34,300
   Net realized gains (losses) on investments                         4,385          7,797          53,752        112,831
   Net change in unrealized appreciation or depreciation
      of investments                                                (13,163)        (9,616)        (95,522)      (208,381)
                                                                   --------        -------       ---------      ---------
Net increase (decrease) in net assets resulting from operations      (8,169)        (1,144)        (20,100)       (61,250)
                                                                   --------        -------       ---------      ---------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                          48,755         42,382         561,282        891,215
   Policy terminations, withdrawal payments and charges             (10,167)        (5,807)       (192,019)      (297,781)
                                                                   --------        -------       ---------      ---------
Increase (decrease) in net assets from Policy transactions           38,588         36,575         369,263        593,434
                                                                   --------        -------       ---------      ---------
Increase (decrease) in net assets                                    30,419         35,431         349,163        532,184
Net assets at the beginning of year                                 126,109        130,929       1,238,577      2,512,962
                                                                   --------        -------       ---------      ---------
Net assets at the end of year                                      $156,528        166,360       1,587,740      3,045,146
                                                                   ========        =======       =========      =========

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------
                                                                 IVY FUNDS VIP
                                                                   PATHFINDER   IVY FUNDS  IVY FUNDS VIP
                                                                   MODERATELY   VIP MONEY   REAL ESTATE
                                                                  CONSERVATIVE    MARKET     SECURITIES
                                                                 -------------  ---------  -------------
Operations:
   Investment income (loss) - net                                     4,184           93        1,162
   Net realized gains (losses) on investments                        10,078           --        1,371
   Net change in unrealized appreciation or depreciation
      of investments                                                (13,402)          --        2,836
                                                                    -------      -------      -------
Net increase (decrease) in net assets resulting from operations         860           93        5,369
                                                                    -------      -------      -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                          94,114        5,108       12,710
   Policy terminations, withdrawal payments and charges             (27,645)     (19,266)      (3,163)
                                                                    -------      -------      -------
Increase (decrease) in net assets from Policy transactions           66,469      (14,158)       9,547
                                                                    -------      -------      -------
Increase (decrease) in net assets                                    67,329      (14,065)      14,916
Net assets at the beginning of year                                 245,171       27,996       90,580
                                                                    -------      -------      -------
Net assets at the end of year                                       312,500       13,931      105,496
                                                                    =======      =======      =======

See accompanying notes to financial statements.

                                                                                   SEGREGATED SUB-ACCOUNTS
                                                                 ----------------------------------------------------------
                                                                 IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                                                   SCIENCE &      SMALL CAP      SMALL CAP    IVY FUNDS VIP
                                                                   TECHNOLOGY       GROWTH         VALUE          VALUE
                                                                 -------------  -------------  -------------  -------------
Operations:
   Investment income (loss) - net                                  $  2,069            551           675          1,048
   Net realized gains (losses) on investments                        19,822          3,081         1,687          1,048
   Net change in unrealized appreciation or depreciation
      of investments                                                (53,013)       (17,511)      (12,343)        (9,130)
                                                                   --------        -------       -------         ------
Net increase (decrease) in net assets resulting from operations     (31,122)       (13,879)       (9,981)        (7,034)
                                                                   --------        -------       -------         ------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         184,505         54,385        31,427         29,187
   Policy terminations, withdrawal payments and charges             (26,342)        (5,357)       (4,198)        (3,198)
                                                                   --------        -------       -------         ------
Increase (decrease) in net assets from Policy transactions          158,163         49,028        27,229         25,989
                                                                   --------        -------       -------         ------
Increase (decrease) in net assets                                   127,041         35,149        17,248         18,955
Net assets at the beginning of year                                 379,709        106,235        63,442         75,483
                                                                   --------        -------       -------         ------
Net assets at the end of year                                      $506,750        141,384        80,690         94,438
                                                                   ========        =======       =======         ======

                                                                        SEGREGATED SUB-ACCOUNTS
                                                                 -------------------------------------
                                                                  IVY FUNDS  IVY FUNDS VIP
                                                                 VIP GLOBAL  LIMITED-TERM
                                                                    BOND*        BOND*         TOTAL
                                                                 ----------  -------------  ----------
Operations:
   Investment income (loss) - net                                     86            58         761,840
   Net realized gains (losses) on investments                         (4)           --       1,468,233
   Net change in unrealized appreciation or depreciation
      of investments                                                 (92)           15      (4,293,426)
                                                                   -----         -----      ----------
Net increase (decrease) in net assets resulting from operations      (10)           73      (2,063,353)
                                                                   -----         -----      ----------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        4,161         3,048      21,613,516
   Policy terminations, withdrawal payments and charges             (290)          (10)     (5,155,126)
                                                                   -----         -----      ----------
Increase (decrease) in net assets from Policy transactions         3,871         3,038      16,458,390
                                                                   -----         -----      ----------
Increase (decrease) in net assets                                  3,861         3,111      14,395,037
Net assets at the beginning of year                                   --            --      44,017,200
                                                                   -----         -----      ----------
Net assets at the end of year                                      3,861         3,111      58,412,237
                                                                   =====         =====      ==========

*    For the period from May 3, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                            SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------------
                                                                            ADVANTUS  ADVANTUS     ADVANTUS
                                                                 ADVANTUS  INDEX 400    INDEX   INTERNATIONAL
                                                                   BOND     MID-CAP     500          BOND
                                                                  CLASS 1   CLASS 1    CLASS 1     CLASS 1
                                                                 --------  ---------  --------  -------------
Operations:
   Investment income (loss) - net                                $    128        63       162           --
   Net realized gains (losses) on investments                       3,757     4,503    15,248        4,506
   Net change in unrealized appreciation or depreciation
      of investments                                               18,105    27,686    13,541       20,364
                                                                 --------   -------   -------      -------
Net increase (decrease) in net assets resulting from operations    21,990    32,252    28,951       24,870
                                                                 --------   -------   -------      -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                       134,186    70,215   155,570      148,914
   Policy terminations, withdrawal payments and charges           (18,939)  (11,670)  (62,491)     (19,128)
                                                                 --------   -------   -------      -------
Increase (decrease) in net assets from Policy transactions        115,247    58,545    93,079      129,786
                                                                 --------   -------   -------      -------
Increase (decrease) in net assets                                 137,237    90,797   122,030      154,656
Net assets at the beginning of year                               194,227    88,107   129,546      138,452
                                                                 --------   -------   -------      -------
Net assets at the end of year                                    $331,464   178,904   251,576      293,108
                                                                 ========   =======   =======      =======

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------
                                                                  ADVANTUS    ADVANTUS      ALLIANCE
                                                                  MORTGAGE   REAL ESTATE    BERNSTEIN
                                                                 SECURITIES  SECURITIES   INTERNATIONAL
                                                                  CLASS 1      CLASS 1        VALUE
                                                                 ----------  -----------  -------------
Operations:
   Investment income (loss) - net                                      58          202         5,089
   Net realized gains (losses) on investments                         828       (1,378)          791
   Net change in unrealized appreciation or depreciation
      of investments                                                6,203       54,171         4,043
                                                                  -------      -------       -------
Net increase (decrease) in net assets resulting from operations     7,089       52,995         9,923
                                                                  -------      -------       -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        83,542      140,220        86,790
   Policy terminations, withdrawal payments and charges           (11,201)     (18,281)      (16,878)
                                                                  -------      -------       -------
Increase (decrease) in net assets from Policy transactions         72,341      121,939        69,912
                                                                  -------      -------       -------
Increase (decrease) in net assets                                  79,430      174,934        79,835
Net assets at the beginning of year                                78,022      132,813        98,327
                                                                  -------      -------       -------
Net assets at the end of year                                     157,452      307,747       178,162
                                                                  =======      =======       =======

See accompanying notes to financial statements.

                                                                               SEGREGATED SUB-ACCOUNTS
                                                                 --------------------------------------------------
                                                                                                          IBBOTSON
                                                                                              FRANKLIN   AGGRESSIVE
                                                                  FIDELITY VIP  FIDELITY VIP  SMALL CAP    GROWTH
                                                                 EQUITY-INCOME    MID-CAP       VALUE     CLASS 1
                                                                 -------------  ------------  ---------  ----------
Operations:
   Investment income (loss) - net                                  $  6,348         2,294        3,904      22,636
   Net realized gains (losses) on investments                        (5,046)        1,473        7,159      61,490
   Net change in unrealized appreciation or depreciation
      of investments                                                 43,731        87,308      101,008     463,372
                                                                   --------       -------      -------   ---------
Net increase (decrease) in net assets resulting from operations      45,033        91,075      112,071     547,498
                                                                   --------       -------      -------   ---------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         163,207       189,206      259,779   2,116,733
   Policy terminations, withdrawal payments and charges             (32,206)      (39,159)     (41,912)   (277,329)
                                                                   --------       -------      -------   ---------
Increase (decrease) in net assets from Policy transactions          131,001       150,047      217,867   1,839,404
                                                                   --------       -------      -------   ---------
Increase (decrease) in net assets                                   176,034       241,122      329,938   2,386,902
Net assets at the beginning of year                                 194,047       232,162      259,624   2,144,664
                                                                   --------       -------      -------   ---------
Net assets at the end of year                                      $370,081       473,284      589,562   4,531,566
                                                                   ========       =======      =======   =========

                                                                       SEGREGATED SUB-ACCOUNTS
                                                                 -----------------------------------
                                                                  IBBOTSON    IBBOTSON     IBBOTSON
                                                                  BALANCED  CONSERVATIVE    GROWTH
                                                                  CLASS 1      CLASS 1      CLASS 1
                                                                 ---------  ------------  ----------
Operations:
   Investment income (loss) - net                                   16,980      17,465       127,548
   Net realized gains (losses) on investments                       49,169      50,077       (33,682)
   Net change in unrealized appreciation or depreciation
      of investments                                               129,966       9,407     1,703,766
                                                                 ---------   ---------    ----------
Net increase (decrease) in net assets resulting from operations    196,115      76,949     1,797,632
                                                                 ---------   ---------    ----------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                      1,175,750     520,781     6,208,724
   Policy terminations, withdrawal payments and charges           (255,374)   (410,678)     (358,337)
                                                                 ---------   ---------    ----------
Increase (decrease) in net assets from Policy transactions         920,376     110,103     5,850,387
                                                                 ---------   ---------    ----------
Increase (decrease) in net assets                                1,116,491     187,052     7,648,019
Net assets at the beginning of year                              1,112,592   1,056,689     8,782,912
                                                                 ---------   ---------    ----------
Net assets at the end of year                                    2,229,083   1,243,741    16,430,931
                                                                 =========   =========    ==========

See accompanying notes to financial statements.

                                                                              SEGREGATED SUB-ACCOUNTS
                                                                 -------------------------------------------------
                                                                  IBBOTSON                             VAN KAMPEN
                                                                  INCOME &               JANUS ASPEN  UIF EMERGING
                                                                   GROWTH   JANUS ASPEN   LARGE CAP     MARKETS
                                                                   CLASS 1    OVERSEAS     GROWTH        EQUITY
                                                                 ---------  -----------  -----------  ------------
Operations:
   Investment income (loss) - net                                $   5,481      5,043        4,428        1,868
   Net realized gains (losses) on investments                        6,649      9,849        5,577        9,311
   Net change in unrealized appreciation or depreciation
      of investments                                                50,835    129,375       45,316       34,210
                                                                 ---------    -------      -------      -------
Net increase (decrease) in net assets resulting from operations     62,965    144,267       55,321       45,389
                                                                 ---------    -------      -------      -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        669,385    313,126      169,126      147,911
   Policy terminations, withdrawal payments and charges           (131,877)   (50,448)     (34,536)     (21,995)
                                                                 ---------    -------      -------      -------
Increase (decrease) in net assets from Policy transactions         537,508    262,678      134,590      125,916
                                                                 ---------    -------      -------      -------
Increase (decrease) in net assets                                  600,473    406,945      189,911      171,305
Net assets at the beginning of year                                311,770    430,113      270,500      146,052
                                                                 ---------    -------      -------      -------
Net assets at the end of year                                    $ 912,243    837,058      460,411      317,357
                                                                 =========    =======      =======      =======

                                                                     SEGREGATED SUB-ACCOUNTS
                                                                 -------------------------------
                                                                           VANGUARD   VANGUARD
                                                                 VANGUARD    FUND       FUND
                                                                   FUND     CAPITAL  DIVERSIFIED
                                                                 BALANCED   GROWTH      VALUE
                                                                 --------  --------  -----------
Operations:
   Investment income (loss) - net                                  4,869     1,382       3,024
   Net realized gains (losses) on investments                      1,976     3,220        (753)
   Net change in unrealized appreciation or depreciation
      of investments                                              14,065    24,344      13,302
                                                                 -------   -------     -------
Net increase (decrease) in net assets resulting from operations   20,910    28,946      15,573
                                                                 -------   -------     -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                      141,178   110,931      91,400
   Policy terminations, withdrawal payments and charges          (54,954)   (9,428)     (7,556)
                                                                 -------   -------     -------
Increase (decrease) in net assets from Policy transactions        86,224   101,503      83,844
                                                                 -------   -------     -------
Increase (decrease) in net assets                                107,134   130,449      99,417
Net assets at the beginning of year                              130,940   127,959     100,347
                                                                 -------   -------     -------
Net assets at the end of year                                    238,074   258,408     199,764
                                                                 =======   =======     =======

See accompanying notes to financial statements.

                                                                            SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------------
                                                                 VANGUARD   VANGUARD                  VANGUARD
                                                                   FUND       FUND       VANGUARD       FUND
                                                                  EQUITY   HIGH YIELD      FUND        MONEY
                                                                  INCOME      BOND     INTERNATIONAL   MARKET
                                                                 --------  ----------  -------------  --------
Operations:
   Investment income (loss) - net                                $  6,178     7,928        1,892         1,711
   Net realized gains (losses) on investments                       4,795       105        1,383            --
   Net change in unrealized appreciation or depreciation
      of investments                                               30,851     7,489       27,653            --
                                                                 --------   -------      -------      --------
Net increase (decrease) in net assets resulting from operations    41,824    15,522       30,928         1,711
                                                                 --------   -------      -------      --------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                       211,038    94,545      115,913       216,791
   Policy terminations, withdrawal payments and charges           (36,272)   (8,747)     (12,887)     (401,911)
                                                                 --------   -------      -------      --------
Increase (decrease) in net assets from Policy transactions        174,766    85,798      103,026      (185,120)
                                                                 --------   -------      -------      --------
Increase (decrease) in net assets                                 216,590   101,320      133,954      (183,409)
Net assets at the beginning of year                               167,865    87,873      106,504       884,811
                                                                 --------   -------      -------      --------
Net assets at the end of year                                    $384,455   189,193      240,458       701,402
                                                                 ========   =======      =======      ========

                                                                      SEGREGATED SUB-ACCOUNTS
                                                                 ----------------------------------
                                                                  VANGUARD   VANGUARD    VANGUARD
                                                                    FUND       FUND        FUND
                                                                 SHORT-TERM  SMALL CO   TOTAL BOND
                                                                 INV GRADE    GROWTH   MARKET INDEX
                                                                 ----------  --------  ------------
Operations:
   Investment income (loss) - net                                   3,801        662       6,959
   Net realized gains (losses) on investments                         323      2,685       1,850
   Net change in unrealized appreciation or depreciation
      of investments                                                2,790     71,595       3,305
                                                                  -------    -------     -------
Net increase (decrease) in net assets resulting from operations     6,914     74,942      12,114
                                                                  -------    -------     -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        67,770    165,338     251,040
   Policy terminations, withdrawal payments and charges           (10,434)   (20,320)    (29,997)
                                                                  -------    -------     -------
Increase (decrease) in net assets from Policy transactions         57,336    145,018     221,043
                                                                  -------    -------     -------
Increase (decrease) in net assets                                  64,250    219,960     233,157
Net assets at the beginning of year                               113,925    156,783     163,615
                                                                  -------    -------     -------
Net assets at the end of year                                     178,175    376,743     396,772
                                                                  =======    =======     =======

See accompanying notes to financial statements.

                                                                                SEGREGATED SUB-ACCOUNTS
                                                                 -----------------------------------------------------
                                                                   VANGUARD
                                                                     FUND      IVY FUNDS VIP  IVY FUNDS
                                                                  TOTAL STOCK    PATHFINDER   VIP ASSET  IVY FUNDS VIP
                                                                 MARKET INDEX    AGGRESSIVE    STRATEGY     BALANCED
                                                                 ------------  -------------  ---------  -------------
Operations:
   Investment income (loss) - net                                  $  2,659         14,841       18,598        262
   Net realized gains (losses) on investments                         7,994         24,757      (13,174)        79
   Net change in unrealized appreciation or depreciation
      of investments                                                 17,615        131,216      147,343      1,627
                                                                   --------      ---------    ---------     ------
Net increase (decrease) in net assets resulting from operations      28,268        170,814      152,767      1,968
                                                                   --------      ---------    ---------     ------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         104,743        604,709      908,345      4,807
   Policy terminations, withdrawal payments and charges             (26,881)       (76,284)     (45,967)      (716)
                                                                   --------      ---------    ---------     ------
Increase (decrease) in net assets from Policy transactions           77,862        528,425      862,378      4,091
                                                                   --------      ---------    ---------     ------
Increase (decrease) in net assets                                   106,130        699,239    1,015,145      6,059
Net assets at the beginning of year                                 112,104        660,797      892,442      9,538
                                                                   --------      ---------    ---------     ------
Net assets at the end of year                                      $218,234      1,360,036    1,907,587     15,597
                                                                   ========      =========    =========     ======

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------
                                                                            IVY FUNDS VIP
                                                                 IVY FUNDS   PATHFINDER    IVY FUNDS VIP
                                                                  VIP BOND  CONSERVATIVE    CORE EQUITY
                                                                 ---------  -------------  -------------
Operations:
   Investment income (loss) - net                                   2,301         108           2,096
   Net realized gains (losses) on investments                         173         116             409
   Net change in unrealized appreciation or depreciation
      of investments                                                1,227         521          37,826
                                                                  -------      ------         -------
Net increase (decrease) in net assets resulting from operations     3,701         745          40,331
                                                                  -------      ------         -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        76,985       3,624         135,470
   Policy terminations, withdrawal payments and charges            (3,177)     (1,832)         (5,620)
                                                                  -------      ------         -------
Increase (decrease) in net assets from Policy transactions         73,808       1,792         129,850
                                                                  -------      ------         -------
Increase (decrease) in net assets                                  77,509       2,537         170,181
Net assets at the beginning of year                                41,518       5,503         105,007
                                                                  -------      ------         -------
Net assets at the end of year                                     119,027       8,040         275,188
                                                                  =======      ======         =======

See accompanying notes to financial statements.

                                                                                SEGREGATED SUB-ACCOUNTS
                                                                 -----------------------------------------------------
                                                                 IVY FUNDS VIP               IVY FUNDS VIP
                                                                   DIVIDEND      IVY FUNDS  GLOBAL NATURAL   IVY FUNDS
                                                                    INCOME      VIP ENERGY     RESOURCES    VIP GROWTH
                                                                 -------------  ----------  --------------  ----------
Operations:
   Investment income (loss) - net                                  $  1,163          361         1,789         2,201
   Net realized gains (losses) on investments                           540        2,540       (16,373)        7,733
   Net change in unrealized appreciation or depreciation
      of investments                                                 12,770       12,769       114,808        24,160
                                                                   --------       ------       -------       -------
Net increase (decrease) in net assets resulting from operations      14,473       15,670       100,224        34,094
                                                                   --------       ------       -------       -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                          35,858       43,193       284,090       168,092
   Policy terminations, withdrawal payments and charges              (4,206)      (8,053)      (21,621)      (32,401)
                                                                   --------       ------       -------       -------
Increase (decrease) in net assets from Policy transactions           31,652       35,140       262,469       135,691
                                                                   --------       ------       -------       -------
Increase (decrease) in net assets                                    46,125       50,810       362,693       169,785
Net assets at the beginning of year                                  61,374       41,096       285,123       171,234
                                                                   --------       ------       -------       -------
Net assets at the end of year                                      $107,499       91,906       647,816       341,019
                                                                   ========       ======       =======       =======

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------
                                                                 IVY FUNDS  IVY FUNDS VIP  IVY FUNDS VIP
                                                                  VIP HIGH  INTERNATIONAL  INTERNATIONAL
                                                                   INCOME      GROWTH          VALUE
                                                                 ---------  -------------  -------------
Operations:
   Investment income (loss) - net                                   6,560        1,908         3,540
   Net realized gains (losses) on investments                       1,475        2,345         2,613
   Net change in unrealized appreciation or depreciation
      of investments                                                4,975       22,291        33,730
                                                                  -------      -------       -------
Net increase (decrease) in net assets resulting from operations    13,010       26,544        39,883
                                                                  -------      -------       -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                        59,882       91,505       158,624
   Policy terminations, withdrawal payments and charges            (6,591)     (12,385)      (11,993)
                                                                  -------      -------       -------
Increase (decrease) in net assets from Policy transactions         53,291       79,120       146,631
                                                                  -------      -------       -------
Increase (decrease) in net assets                                  66,301      105,664       186,514
Net assets at the beginning of year                                68,906      105,162       138,336
                                                                  -------      -------       -------
Net assets at the end of year                                     135,207      210,826       324,850
                                                                  =======      =======       =======

See accompanying notes to financial statements.

                                                                                   SEGREGATED SUB-ACCOUNTS
                                                                 ----------------------------------------------------------
                                                                                                              IVY FUNDS VIP
                                                                 IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP    PATHFINDER
                                                                   MICRO-CAP       MID CAP      PATHFINDER      MODERATELY
                                                                    GROWTH          GROWTH       MODERATE       AGGRESSIVE
                                                                 -------------  -------------  -------------  -------------
Operations:
   Investment income (loss) - net                                  $    345            443           9,743         19,385
   Net realized gains (losses) on investments                         3,136          2,070          22,496         60,856
   Net change in unrealized appreciation or depreciation
      of investments                                                 26,693         26,190          97,805        196,454
                                                                   --------        -------       ---------      ---------
Net increase (decrease) in net assets resulting from operations      30,174         28,703         130,044        276,695
                                                                   --------        -------       ---------      ---------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                          49,757         44,516         758,788      1,425,637
   Policy terminations, withdrawal payments and charges              (8,260)        (6,430)        (67,767)      (175,872)
                                                                   --------        -------       ---------      ---------
Increase (decrease) in net assets from Policy transactions           41,497         38,086         691,021      1,249,765
                                                                   --------        -------       ---------      ---------
Increase (decrease) in net assets                                    71,671         66,789         821,065      1,526,460
Net assets at the beginning of year                                  54,438         64,140         417,512        986,502
                                                                   --------        -------       ---------      ---------
Net assets at the end of year                                      $126,109        130,929       1,238,577      2,512,962
                                                                   ========        =======       =========      =========

                                                                         SEGREGATED SUB-ACCOUNTS
                                                                 ---------------------------------------
                                                                 IVY FUNDS VIP
                                                                   PATHFINDER   IVY FUNDS  IVY FUNDS VIP
                                                                   MODERATELY   VIP MONEY    MORTGAGE
                                                                  CONSERVATIVE    MARKET    SECURITIES
                                                                 -------------  ---------  -------------
Operations:
   Investment income (loss) - net                                     2,505          159         364
   Net realized gains (losses) on investments                         4,423           --        (160)
   Net change in unrealized appreciation or depreciation
      of investments                                                 14,604           --         235
                                                                    -------       ------     -------
Net increase (decrease) in net assets resulting from operations      21,532          159         439
                                                                    -------       ------     -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         110,964       26,987       1,193
   Policy terminations, withdrawal payments and charges             (10,725)     (22,316)    (12,714)
                                                                    -------       ------     -------
Increase (decrease) in net assets from Policy transactions          100,239        4,671     (11,521)
                                                                    -------       ------     -------
Increase (decrease) in net assets                                   121,771        4,830     (11,082)
Net assets at the beginning of year                                 123,400       23,166      11,082
                                                                    -------       ------     -------
Net assets at the end of year                                       245,171       27,996          --
                                                                    =======       ======     =======

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                                                 -------------------------------------------
                                                                 IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                                                  REAL ESTATE     SCIENCE &      SMALL CAP
                                                                  SECURITIES      TECHNOLOGY      GROWTH
                                                                 -------------  -------------  -------------
Operations:
   Investment income (loss) - net                                   $ 1,610          1,196            304
   Net realized gains (losses) on investments                         1,961          5,976            600
   Net change in unrealized appreciation or depreciation
      of investments                                                 14,865         34,654         20,553
                                                                    -------        -------        -------
Net increase (decrease) in net assets resulting from operations      18,436         41,826         21,457
                                                                    -------        -------        -------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                          22,742        155,775         42,697
   Policy terminations, withdrawal payments and charges              (6,333)       (12,638)        (5,101)
                                                                    -------        -------        -------
Increase (decrease) in net assets from Policy transactions           16,409        143,137         37,596
                                                                    -------        -------        -------
Increase (decrease) in net assets                                    34,845        184,963         59,053
Net assets at the beginning of year                                  55,735        194,746         47,182
                                                                    -------        -------        -------
Net assets at the end of year                                       $90,580        379,709        106,235
                                                                    =======        =======        =======

                                                                        SEGREGATED SUB-ACCOUNTS
                                                                 ------------------------------------
                                                                 IVY FUNDS VIP
                                                                   SMALL CAP    IVY FUNDS
                                                                     VALUE      VIP VALUE     TOTAL
                                                                 -------------  ---------  ----------
Operations:
   Investment income (loss) - net                                      210           765      353,519
   Net realized gains (losses) on investments                          958           789      330,197
   Net change in unrealized appreciation or depreciation
      of investments                                                10,385         9,855    4,152,972
                                                                    ------        ------   ----------
Net increase (decrease) in net assets resulting from operations     11,553        11,409    4,836,688
                                                                    ------        ------   ----------
Policy transactions (notes 3 and 6):
   Policy purchase payments                                         30,319        20,063   19,588,474
   Policy terminations, withdrawal payments and charges             (2,778)       (2,747)  (2,996,353)
                                                                    ------        ------   ----------
Increase (decrease) in net assets from Policy transactions          27,541        17,316   16,592,121
                                                                    ------        ------   ----------
Increase (decrease) in net assets                                   39,094        28,725   21,428,809
Net assets at the beginning of year                                 24,348        46,758   22,588,390
                                                                    ------        ------   ----------
Net assets at the end of year                                       63,442        75,483   44,017,199
                                                                    ======        ======   ==========

See accompanying notes to financial statements.

                                                                                                                    ALLIANCE
                                          ADVANTUS    ADVANTUS    ADVANTUS        ADVANTUS         ADVANTUS        BERNSTEIN
                              ADVANTUS   INDEX 400      INDEX   INTERNATIONAL     MORTGAGE        REAL ESTATE    INTERNATIONAL
                             BOND CL 1  MID-CAP CL 1  500 CL 1    BOND CL 1    SECURITIES CL 1  SECURITIES CL 1     VALUE A
                             ---------  ------------  --------  -------------  ---------------  ---------------  -------------
Beginning Cost (12/31/2010)   302,007     143,207     218,894      258,188         148,465          227,718         157,406

Purchases at cost             150,057      96,955     217,582      164,442          66,866          173,436         108,390
cost of sales                 (70,213)    (15,060)    (41,923)     (43,066)        (34,207)         (24,164)        (14,905)

Ending cost                   381,851     225,102     394,553      379,564         181,124          376,990         250,891

Per report                    381,851     225,102     394,553      379,564         181,124          376,990         250,891

Difference                         --          --          --           --              --               --              --

Cost Adjustment

Beginning Cost (12/31/2010)   302,007     143,207     218,894      258,188         148,465          227,718         157,406
Beginning MV (12/31/2010)     331,464     178,904     251,576      293,108         157,452          307,747         178,162
Unrealized                     29,457      35,697      32,682       34,920           8,987           80,029          20,756

Ending cost                   381,851     225,102     394,553      379,564         181,124          376,990         250,891
Ending Market Value           421,404     248,559     420,719      394,770         196,315          457,859         212,055
Unrealized                     39,553      23,457      26,166       15,206          15,191           80,869         (38,836)

Change in unrealized           10,096     (12,240)     (6,516)     (19,714)          6,204              840         (59,592)

per report                     10,096     (12,240)     (6,516)     (19,714)          6,204              840         (59,592)

Difference                         --          --          --           --              --               --              --

                                                                      IBBOTSON        IBBOTSON         IBBOTSON         IBBOTSON
                                                        FRANKLIN     AGGRESSIVE        BALANCED      CONSERVATIVE        GROWTH
                              FIDELITY VIP   FIDELITY   SMALL CAP    GROWTH ETF       ETF ASSET        ETF ASSET        ETF ASSET
                             EQUITY-INCOME VIP MID-CAP VALUE CL 1 ASSET ALLOC CL 1 ALLOCATION CL 1  ALLOCATION CL 1  ALLOCATION CL 1
                             ------------- ----------- ---------- ---------------- --------------- ---------------- ----------------
Beginning Cost (12/31/2010)     309,770      357,582     449,006      3,742,846       1,943,170        1,179,305       13,940,185

Purchases at cost               222,300      266,410     278,557      2,578,059       2,115,395          600,750        7,576,526
cost of sales                   (26,967)     (29,981)    (37,891)      (262,540)       (638,350)        (361,733)      (1,166,843)

Ending cost                     505,103      594,011     689,672      6,058,365       3,420,215        1,418,322       20,349,868

Per report                      505,103      594,011     689,672      6,058,365       3,420,215        1,418,322       20,349,868

Difference                           --           --          --             --              --               --               --

Cost Adjustment

Beginning Cost (12/31/2010)     309,770      357,582     449,006      3,742,846       1,943,170        1,179,305       13,940,185
Beginning MV (12/31/2010)       370,081      473,284     589,562      4,531,566       2,229,083        1,243,741       16,430,931
Unrealized                       60,311      115,702     140,556        788,720         285,913           64,436        2,490,746

Ending cost                     505,103      594,011     689,672      6,058,365       3,420,215        1,418,322       20,349,868
Ending Market Value             546,402      629,376     781,046      6,338,321       3,375,799        1,427,920       21,492,750
Unrealized                       41,299       35,365      91,374        279,956         (44,416)           9,598        1,142,882

Change in unrealized            (19,012)     (80,337)    (49,182)      (508,764)       (330,329)         (54,838)      (1,347,864)

per report                      (19,012)     (80,337)    (49,182)      (508,764)       (330,329)         (54,838)      (1,347,864)

Difference                           --           --          --             --              --               --               --

                                 IBBOTSON                                   VAN KAMPEN                   VANGUARD      VANGUARD
                                 INCOME &       JANUS ASPEN   JANUS ASPEN  UIF EMERGING    VANGUARD    VAR INS FUND  VAR INS FUND
                                GROWTH ETF     INTERNATIONAL   LARGE CAP      MARKETS    VAR INS FUND     CAPITAL    DIVERSIFIED
                             ASSET ALLOC CL 1    GROWTH INST     GROWTH        EQUITY       BALANCED       GROWTH        VALUE
                             ----------------   -------------  -----------  ------------  ------------  ------------  -----------
Beginning Cost (12/31/2010)       861,987          601,348      368,858      246,443       212,979        219,317       172,596

Purchases at cost                 469,428          447,078      139,601      212,484       203,798        210,998       108,816
cost of sales                    (124,389)         (44,996)     (27,089)     (19,631)      (15,163)       (18,059)      (30,964)

Ending cost                     1,207,026        1,003,430      481,370      439,296       401,614        412,256       250,448

Per report                      1,207,026        1,003,430      481,370      439,296       401,614        412,256       250,448

Difference                             --               --           --           --            --             --            --

Cost Adjustment

Beginning Cost (12/31/2010)       861,987          601,348      368,858      246,443       212,979        219,317       172,596
Beginning MV (12/31/2010)         912,243          837,058      460,411      317,357       238,074        258,408       199,764
Unrealized                         50,256          235,710       91,553       70,914        25,095         39,091        27,168

Ending cost                     1,207,026        1,003,430      481,370      439,296       401,614        412,256       250,448
Ending Market Value             1,231,164          855,387      526,883      412,691       424,647        435,837       272,862
Unrealized                         24,138         (148,043)      45,513      (26,605)       23,033         23,581        22,414

Change in unrealized              (26,118)        (383,753)     (46,040)     (97,519)       (2,062)       (15,510)       (4,754)

per report                        (26,118)        (383,753)     (46,040)     (97,519)       (2,062)       (15,510)       (4,754)

Difference                             --               --           --           --            --             --            --

                               VANGUARD      VANGUARD                     VANGUARD      VANGUARD      VANGUARD      VANGUARD
                             VAR INS FUND  VAR INS FUND    VANGUARD     VAR INS FUND  VAR INS FUND  VAR INS FUND  VAR INS FUND
                                EQUITY      HIGH YIELD   VAR INS FUND       MONEY      SHORT-TERM     SMALL CO     TOTAL BOND
                                INCOME         BOND      INTERNATIONAL     MARKET       INV GRADE      GROWTH     MARKET INDEX
                             ------------  ------------  -------------  ------------  ------------  ------------  ------------
Beginning Cost (12/31/2010)     331,933       172,210       191,576       701,393       173,696        274,623      390,414

Purchases at cost               247,977       154,159       178,101       123,409        75,335        278,928      217,078
cost of sales                   (31,757)      (21,188)      (17,716)     (158,208)      (16,501)       (20,160)     (75,133)

Ending cost                     548,153       305,181       351,961       666,594       232,530        533,391      532,359

Per report                      548,153       305,181       351,961       666,594       232,530        533,391      532,359

Difference                           --            --            --            --            --             --           --

Cost Adjustment

Beginning Cost (12/31/2010)     331,933       172,210       191,576       701,393       173,696        274,623      390,414
Beginning MV (12/31/2010)       384,455       189,193       240,458       701,393       178,175        376,743      396,772
Unrealized                       52,522        16,983        48,882             0         4,479        102,120        6,358

Ending cost                     548,153       305,181       351,961       666,594       232,530        533,391      532,359
Ending Market Value             625,612       319,768       338,430       666,594       232,548        620,127      551,033
Unrealized                       77,459        14,587       (13,531)           --            18         86,736       18,674

Change in unrealized             24,937        (2,396)      (62,413)           --        (4,461)       (15,384)      12,316

per report                       24,937        (2,396)      (62,413)            0        (4,461)       (15,384)      12,316

Difference                           --            --            --            --            --             --           --

                               VANGUARD
                             VAR INS FUND  IVY FUNDS VIP  IVY FUNDS VIP                             IVY FUNDS VIP
                             TOTAL STOCK     PATHFINDER       ASSET      IVY FUNDS VIP  IVY FUNDS    PATHFINDER    IVY FUNDS VIP
                             MARKET INDEX    AGGRESSIVE     STRATEGY       BALANCED      VIP BOND   CONSERVATIVE    CORE EQUITY
                             ------------  -------------  -------------  -------------  ----------  -------------  -------------
Beginning Cost (12/31/2010)     182,087      1,138,485      1,718,585       13,554       116,834        7,242         235,521

Purchases at cost               137,744        443,979      1,169,365       14,967       120,634       16,631         172,907
cost of sales                   (80,431)       (61,939)       (62,769)      (2,152)       (8,882)      (1,910)        (28,000)

Ending cost                     239,400      1,520,525      2,825,181       26,369       228,586       21,963         380,428

Per report                      239,400      1,520,525      2,825,181       26,369       228,586       21,963         380,428

Difference                           --             --             --           --            --           --              --

Cost Adjustment

Beginning Cost (12/31/2010)     182,087      1,138,485      1,718,585       13,554       116,834        7,242         235,521
Beginning MV (12/31/2010)       218,234      1,360,036      1,907,587       15,597       119,027        8,040         275,188
Unrealized                       36,147        221,551        189,002        2,043         2,193          798          39,667

Ending cost                     239,400      1,520,525      2,825,181       26,369       228,586       21,963         380,428
Ending Market Value             245,164      1,596,180      2,766,037       26,717       237,759       21,556         404,124
Unrealized                        5,764         75,655        (59,144)         348         9,173         (407)         23,696

Change in unrealized            (30,383)      (145,896)      (248,146)      (1,695)        6,980       (1,205)        (15,971)

per report                      (30,383)      (145,896)      (248,146)      (1,695)        6,980       (1,205)        (15,971)

Difference                           --             --             --           --            --           --              --

                             IVY FUNDS VIP               IVY FUNDS VIP                 IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                DIVIDEND     IVY FUNDS  GLOBAL NATURAL  IVY FUNDS VIP      HIGH       INTERNATIONAL  INTERNATIONAL
                                 INCOME     VIP ENERGY     RESOURCES       GROWTH         INCOME         GROWTH          VALUE
                             -------------  ----------  --------------  -------------  -------------  -------------  -------------
Beginning Cost (12/31/2010)      86,230       69,958       486,867         298,497        120,642        176,800        267,962

Purchases at cost                40,561       42,731       318,675         178,652        101,333         99,508        228,680
cost of sales                    (2,844)      (3,818)      (27,557)        (33,259)        (6,556)        (4,873)       (17,091)

Ending cost                     123,947      108,871       777,985         443,890        215,419        271,435        479,551

Per report                      123,947      108,871       777,985         443,890        215,419        271,435        479,551

Difference                           --           --            --              --             --             --             --

Cost Adjustment

Beginning Cost (12/31/2010)      86,230       69,958       486,867         298,497        120,642        176,800        267,962
Beginning MV (12/31/2010)       107,499       91,906       647,816         341,019        135,207        210,826        324,850
Unrealized                       21,269       21,948       160,949          42,522         14,565         34,026         56,888

Ending cost                     123,947      108,871       777,985         443,890        215,419        271,435        479,551
Ending Market Value             137,058      117,731       752,483         466,857        222,666        280,317        462,770
Unrealized                       13,111        8,860       (25,502)         22,967          7,247          8,882        (16,781)

Change in unrealized             (8,158)     (13,088)     (186,451)        (19,555)        (7,318)       (25,144)       (73,669)

per report                       (8,158)     (13,088)     (186,451)        (19,555)        (7,318)       (25,144)       (73,669)

Difference                           --           --            --              --             --             --             --

                                                                          IVY FUNDS VIP  IVY FUNDS VIP
                             IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP   PATHFINDER     PATHFINDER    IVY FUNDS VIP  IVY FUNDS VIP
                               MICRO-CAP       MID CAP      PATHFINDER     MODERATELY     MODERATELY        MONEY       REAL ESTATE
                                 GROWTH         GROWTH       MODERATE      AGGRESSIVE    CONSERVATIVE      MARKET        SECURITIES
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
Beginning Cost (12/31/2010)      93,620         91,776       1,100,409      2,228,347       213,997         27,996        62,467

Purchases at cost                49,088         47,768         601,375        960,165       102,093          5,166        13,685
cost of sales                    (5,506)        (2,721)       (156,690)      (219,600)      (21,362)       (19,231)       (1,605)

Ending cost                     137,202        136,823       1,545,094      2,968,912       294,728         13,931        74,547

Per report                      137,202        136,823       1,545,094      2,968,912       294,728         13,931        74,547

Difference                           --             --              --             --            --             --            --

Cost Adjustment

Beginning Cost (12/31/2010)      93,620         91,776       1,100,409      2,228,347       213,997         27,996        62,467
Beginning MV (12/31/2010)       126,109        130,929       1,238,577      2,512,962       245,171         27,996        90,580
Unrealized                       32,489         39,153         138,168        284,615        31,174              0        28,113

Ending cost                     137,202        136,823       1,545,094      2,968,912       294,728         13,931        74,547
Ending Market Value             156,528        166,360       1,587,740      3,045,146       312,500         13,931       105,496
Unrealized                       19,326         29,537          42,646         76,234        17,772             --        30,949

Change in unrealized            (13,163)        (9,616)        (95,522)      (208,381)      (13,402)            --         2,836

per report                      (13,163)        (9,616)        (95,522)      (208,381)      (13,402)             0         2,836

Difference                           --             --              --             --            --             --            --

                             IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP                 IVY FUNDS VIP  IVY FUNDS VIP
                               SCIENCE &      SMALL CAP      SMALL CAP    IVY FUNDS VIP     GLOBAL      LIMITED-TERM
                               TECHNOLOGY       GROWTH         VALUE          VALUE          BOND           BOND
                             -------------  -------------  -------------  -------------  -------------  -------------
Beginning Cost (12/31/2010)     317,637         82,181         47,277        55,203             --             --

Purchases at cost               201,636         55,750         31,972        30,068          4,247          3,108
cost of sales                   (21,582)        (3,090)        (2,381)       (1,983)          (294)           (12)

Ending cost                     497,691        134,841         76,868        83,288          3,953          3,096

Per report                      497,691        134,841         76,868        83,288          3,953          3,096

Difference                           --             --             --            --             --             --

Cost Adjustment

Beginning Cost (12/31/2010)     317,637         82,181         47,277        55,203
Beginning MV (12/31/2010)       379,709        106,235         63,442        75,483
Unrealized                       62,072         24,054         16,165        20,280

Ending cost                     497,691        134,841         76,868        83,288          3,953          3,096
Ending Market Value             506,750        141,384         80,690        94,438          3,861          3,111
Unrealized                        9,059          6,543          3,822        11,150            (92)            15

Change in unrealized            (53,013)       (17,511)       (12,343)       (9,130)           (92)            15

per report                      (53,013)       (17,511)       (12,343)       (9,130)           (92)            15

Difference                           --             --             --            --             --             --

            MINNESOTA LIFE INDIVIDUAL VARIABLE UNIVERSAL LIFE ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2011 AND 2010

(1)  ORGANIZATION AND BASIS OF PRESENTATION

The Individual Variable Universal Life Account (the Account), was established on June 12, 2007 as a segregated asset account of Minnesota Life Insurance Company (Minnesota Life) under Minnesota law and is registered as a unit investment trust under the Investment Company Act of 1940 (as amended). The Account commenced operations on February 11, 2008. The Account currently offers policies consisting of fifty-five segregated sub-accounts to which policy owners may allocate their purchase. The Account charges a mortality and expense risk charge.

The assets of each segregated sub-account are held for the exclusive benefit of the variable life policy owners and are not chargeable with liabilities arising out of the business conducted by any other account or by Minnesota Life.

Variable universal life policy owners allocate their purchase payments to one or more of the fifty-five segregated sub-accounts. Such payments are then invested in shares of the Advantus Series Fund, Inc., Alliance Bernstein Funds, Fidelity Variable Insurance Products Funds, Franklin Templeton Variable Insurance Products Funds, Ibbotson Funds, Janus Aspen Series, Van Kampen Funds, Vanguard Funds or Ivy Funds VIP, Inc. (collectively, the Underlying Funds). The Advantus Series Fund, Inc. was organized by Minnesota Life as the investment vehicle for its variable life insurance policies and variable annuity contracts. Each of the Underlying Funds is registered under the Investment Company Act of 1940 (as amended) as a diversified (except Advantus International Bond Portfolio which is non-diversified), open-end management investment company.

Securian Financial Services, Inc. (Securian) acts as the underwriter for the Account. Advantus Capital Management, Inc. (Advantus) acts as the investment adviser for the Advantus Series Fund, Inc. Both Securian and Advantus are affiliate companies of Minnesota Life.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS IN UNDERLYING FUNDS

Investments in shares of the Underlying Funds are stated at fair value which is the net asset value per share as determined daily by each Underlying Fund. Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the first in first out (FIFO) basis.

All dividend distributions received from the Underlying Funds are reinvested in additional shares of the Underlying Funds and are recorded by the sub-accounts on the ex-dividend date. The Advantus Series Fund, Inc. Portfolios and other non-affiliated funds may utilize consent dividends to effectively distribute income for income tax purposes. The Account "consents" to treat these amounts as dividend income for tax purposes although they are not paid by the Underlying Funds. Therefore, no dividend income is recorded in the statements of operations related to such consent dividends.

FEDERAL INCOME TAXES

The Account is treated as part of Minnesota Life for federal income tax purposes. Under current interpretation of existing federal income tax law, no income taxes are payable on investment income or capital gain distributions received by the Account from the Underlying Funds. Any applicable taxes will be the responsibility of the policy owners or beneficiaries upon termination or withdrawal.

(3)  EXPENSES AND RELATED PARTY TRANSACTIONS

There are no mortality and expense charges assessed through the daily unit value calculation. Mortality and expense charges are deducted from policy holders' accounts at each month-end as an account level charge. These charges are included in the cash value charges table as discussed below. The only income/expense item charged through the daily unit value calculation is the unit value credit. The unit value credit is available to policy holders at the discretion of the Company. The unit value credit is a pass through of revenue the Company receives from the advisors to the underlying funds and is intended to reduce expenses otherwise charged to the policies by the Company. This credit is expressed as a percentage of average annual portfolio assets held by the sub-account and ranges from 0.00 to 0.45 percent. The unit value credits assessed for the period ended December 31, 2011 is reported as a unit value credit on the statements of operations.

Policy purchase payments are reflected net of the following charges paid to Minnesota Life:

A premium charge of up to 7.00 percent is deducted from each premium payment. This charge is intended to cover the costs of issuing the policy and includes the premium taxes that are sent to the state in which the policy is issued. Total premium charges for the period ended December 31, 2011 and 2010 amounted to $1,728,258 and $1,471,441, respectively.

In addition to deductions from premium payments, accumulation value charges, if any, are assessed from the actual accumulation value of each policy. These charges are paid by redeeming units of the Account held by the individual policy owner. The following charges may be included in the accumulation value charges:

     A policy issue charge is assessed monthly for the first ten years following issuance of the policy and for the first ten years following any increase in the face amount. The minimum guaranteed charge is $0.04 per $1,000 of initial face amount or face amount increase and the maximum guaranteed charge is $0.53 per $1,000 of initial face amount or face amount increase.

     The monthly policy charge covers certain administrative charges and is $8 per month and is guaranteed not to exceed $12 per month, plus $0.0125 per $1,000 of face amount.

     The transaction charges are for expenses incurred by Minnesota Life for processing certain transactions. A charge of $25 to $100 is assessed for each policy adjustment. A charge not to exceed $25 may be assessed for each transfer of actual cash value among the segregated sub-accounts.

     The cost of insurance charge varies with the amount of insurance, the insured's age, sex, risk class, level of scheduled premium and duration of the policy.

     The mortality and expense charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 0.03 percent of the accumulation value less policy loans for years one through ten of the Policy. The charge may be raised to 0.075 percent of the accumulation value.

     The charge for substandard risks is for providing death benefits for policies which have mortality risks in excess of the standard.

     The surrender charge is equal to 1.40 times the lesser of: 60 times the Policy issue charge for the initial face amount or the face amount increase as applicable, or the sum of any remaining Policy issue charges for the initial face amount or the face amount increase, as applicable, measured from policy termination or full surrender to the end of the ten year surrender charge period.

See the table below for these charges.

Minnesota Life also assesses charges for the agreements purchased with the Policy. The following nine Agreements are available to provide supplemental insurance benefits under the Policy: Accelerated Benefit, Death Benefit Guarantee, Family Term - Children, Interest Accumulation Agreement, Overload Protection, Term Insurance, Waiver of Charges, Early Value Agreement and Waiver of Premium Agreement. The charges for these agreements are set forth in the prospectus.

To the extent the Account invests in the Advantus Series Fund, Inc., the Account indirectly incurs management fees that are payable to Advantus. The advisory fee agreement provides for payments ranging from 0.15 percent to 0.70 percent of average daily net assets. In addition, the Advantus Series Fund, Inc. has adopted a Rule 12b-1 distribution plan covering all of the portfolios. Under the plan, the Advantus Series Fund, Inc. pays distribution fees equal to 0.25 percent of average daily net assets to Securian. Each Portfolio pays an annual fee ranging from 0.01 percent to 0.05 percent of net assets to State Street, Inc. for daily fund accounting services. Advantus Series Fund, Inc. also pays an administrative services fee to Minnesota Life.

The total of cash value charges (which may include a policy issue charge, a monthly policy charge, certain transaction charges, a cost of insurance charge, mortality and expense risk charges, charges for sub-standard risks and surrender charges) for the period ended December 31, 2011 for each segregated sub-account is as follows:

                                                    2011      2010
                                                  --------  --------
Advantus Bond Class 1                             $ 17,966  $ 13,959
Advantus Index 400 Mid-Cap Class 1                   9,443     5,506
Advantus Index 500 Class 1                          16,044    10,023
Advantus International Bond Class 1                 16,120    11,661
Advantus Mortgage Securities Class 1                 6,763     5,636
Advantus Real Estate Securities Class 1             16,611    11,203
Alliance Bernstein International Value Class A       8,797     8,282
Fidelity VIP Equity-Income                          22,985    15,796
Fidelity VIP Mid-Cap                                21,832    16,107
Franklin Small Cap Value  Class 1                   33,062    25,551
Ibbotson Aggressive Growth Class 1                 222,094   158,977
Ibbotson Balanced Class 1                          191,602   146,297
Ibbotson Conservative Class 1                      146,505   145,333
Ibbotson Growth Class 1                            950,058   804,179
Ibbotson Income & Growth Class 1                    58,386    49,264
Janus Aspen Overseas                                42,599    33,908
Janus Aspen Large Cap Growth                        24,243    22,076
Van Kampen UIF Emerging Markets Equity              17,796    12,550
Vanguard Fund Balanced                              20,767    17,655
Vanguard Fund Capital Growth                        18,178    11,832
Vanguard Fund Diversified Value                     12,225     7,991
Vanguard Fund Equity Income                         26,293    20,550
Vanguard Fund High Yield Bond                        9,450     6,766
Vanguard Fund International                         11,846     7,165
Vanguard Fund Money Market                          33,581    34,912
Vanguard Fund Short-Term Inv Grade                   9,045     7,219
Vanguard Fund Small Co Growth                       23,915    15,941
Vanguard Fund Total Bond Market Index               23,109    15,513
Vanguard Fund Total Stock Market Index              15,886    11,356
Ivy Funds VIP Pathfinder Aggressive                 63,404    46,246
Ivy Funds VIP Asset Strategy                       131,969    90,606

                                                    2011      2010
                                                  --------  --------
Ivy Funds VIP Balanced                            $  1,466  $    586
Ivy Funds VIP Bond                                   8,530     4,075
Ivy Funds VIP Pathfinder Conservative                1,725     1,511
Ivy Funds VIP Core Equity                           14,010     6,922
Ivy Funds VIP Dividend Income                        4,811     3,625
Ivy Funds VIP Energy                                 4,987     3,640
Ivy Funds VIP Global Natural Resources              37,256    26,437
Ivy Funds VIP Growth                                16,400    10,848
Ivy Funds VIP High Income                            7,504     4,653
Ivy Funds VIP International Growth                   9,809     6,706
Ivy Funds VIP International Value                   19,278    13,169
Ivy Funds VIP Micro-Cap Growth                       3,644     2,314
Ivy Funds VIP Mid Cap Growth                         5,133     2,965
Ivy Funds VIP Pathfinder Moderate                   69,522    52,689
Ivy Funds VIP Pathfinder Moderately Aggressive     164,699   111,837
Ivy Funds VIP Pathfinder Moderately Conservative    15,129    10,864
Ivy Funds VIP Money Market                           9,782    10,295
Ivy Funds VIP Mortgage Securities                       --       122
Ivy Funds VIP Real Estate Securities                21,432     1,784
Ivy Funds VIP Science & Technology                   4,314    14,178
Ivy Funds VIP Small Cap Growth                       2,837     2,713
Ivy Funds VIP Small Cap Value                        2,485     1,663
Ivy Funds VIP Value                                     65     1,551
Ivy Funds VIP Global Bond                                7        --
Ivy Funds VIP Limited-Term Bond                      8,530        --

(4)  FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), fair value is defined as the price that the Account would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

The fair value of the Account's financial assets and financial liabilities has been determined using available market information as of December 31, 2011 and 2010. Although the Account is not aware of any factors that would significantly affect the fair value of financial assets and financial liabilities, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Account uses the market approach which utilizes relevant information generated by market transactions involving identical or comparable assets or liabilities. When applying the market approach, the Account maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Account. Unobservable inputs reflect the Account's estimates about the assumptions market participants would use in valuing financial assets and financial liabilities based on the best information available in the circumstances.

The Account is required to categorize its financial assets and financial liabilities recorded on the balance sheets according to a three-level hierarchy. A level is assigned to each financial asset and financial liability based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Fair value is based on other significant observable market-based inputs (including quoted prices for similar securities, interest rates, credit risk and prepayment speed).

Level 3 - Fair value is based on at least one or more significant unobservable inputs, which may include the Account's own assumptions in determining the fair value of investments.

The Account uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset or liability to be reclassified to a lower level. Inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Account will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

For the year ended December 31, 2011, all investments in the Account were valued using Level 1 inputs. There were no Level 2 or Level 3 inputs used to value the investments during the period.

(5)  INVESTMENT TRANSACTIONS

The Account's purchases of the Underlying Fund's shares, including reinvestment of dividend distributions, were as follows during the year ended December 31, 2011:

Advantus Bond Class 1                             $  150,057
Advantus Index 400 Mid-Cap Class 1                    96,955
Advantus Index 500 Class 1                           217,582
Advantus International Bond Class 1                  164,442
Advantus Mortgage Securities Class 1                  66,866
Advantus Real Estate Securities Class 1              173,436
Alliance Bernstein International Value               108,390
Fidelity VIP Equity-Income                           222,300
Fidelity VIP Mid-Cap                                 266,410
Franklin Small Cap Value                             278,557
Ibbotson Aggressive Growth Class 1                 2,578,059
Ibbotson Balanced Class 1                          2,115,395
Ibbotson Conservative Class 1                        600,750
Ibbotson Growth Class 1                            7,576,526
Ibbotson Income & Growth Class 1                     469,428
Janus Aspen Overseas                                 447,078
Janus Aspen Large Cap Growth                         139,601
Van Kampen UIF Emerging Markets Equity               212,484
Vanguard Fund Balanced                               203,798
Vanguard Fund Capital Growth                         210,998
Vanguard Fund Diversified Value                      108,816
Vanguard Fund Equity Income                          247,977
Vanguard Fund High Yield Bond                        154,159
Vanguard Fund International                          178,101
Vanguard Fund Money Market                           123,409
Vanguard Fund Short-Term Inv Grade                    75,335
Vanguard Fund Small Co Growth                        278,928
Vanguard Fund Total Bond Market Index                217,078
Vanguard Fund Total Stock Market Index               137,744
Ivy Funds VIP Pathfinder Aggressive                  443,979
Ivy Funds VIP Asset Strategy                       1,169,365
Ivy Funds VIP Balanced                                14,967
Ivy Funds VIP Bond                                   120,634
Ivy Funds VIP Pathfinder Conservative                 16,631
Ivy Funds VIP Core Equity                            172,907
Ivy Funds VIP Dividend Income                         40,561
Ivy Funds VIP Energy                                  42,731
Ivy Funds VIP Global Natural Resources               318,675
Ivy Funds VIP Growth                                 178,652
Ivy Funds VIP High Income                            101,333
Ivy Funds VIP International Growth                    99,508
Ivy Funds VIP International Value                    228,680
Ivy Funds VIP Micro-Cap Growth                        49,088
Ivy Funds VIP Mid Cap Growth                          47,768
Ivy Funds VIP Pathfinder Moderate                    601,375
Ivy Funds VIP Pathfinder Moderately Aggressive       960,165
Ivy Funds VIP Pathfinder Moderately Conservative     102,093
Ivy Funds VIP Money Market                             5,166
Ivy Funds VIP Real Estate Securities                  13,685
Ivy Funds VIP Science & Technology                   201,636
Ivy Funds VIP Small Cap Growth                        55,750
Ivy Funds VIP Small Cap Value                         31,972
Ivy Funds VIP Value                                   30,068
Ivy Funds VIP Global Bond                              4,247
Ivy Funds VIP Limited-Term Bond                        3,108

(6)  UNIT ACTIVITY FROM CONTRACT TRANSACTIONS

Transactions in units for each segregated sub-account for the years ended December 31, 2011, 2010 and 2009 were as follows:

                                                           SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------
                                                      ADVANTUS  ADVANTUS      ADVANTUS     ADVANTUS
                                          ADVANTUS    INDEX 400   INDEX     INTERNATIONAL   MORTGAGE
                                            BOND       MID-CAP     500           BOND      SECURITIES
                                           CLASS 1     CLASS 1   CLASS 1       CLASS 1      CLASS 1
                                        ------------ ---------- ---------- -------------- -----------
Units outstanding at
   December 31, 2009                       193,704     94,425    149,088     114,797        83,018
      Contract purchase
         payments                          125,022     68,755    172,986     112,466        84,898
      Contract terminations, withdrawal
         payments and charges              (17,502)   (11,381)   (70,178)    (14,429)      (11,454)
                                           -------    -------    -------     -------       -------
Units outstanding at
   December 31, 2010                       301,224    151,799    251,896     212,834       156,462
      Contract purchase
         payments                          130,691     81,894    215,093     116,694        64,411
      Contract terminations, withdrawal
         payments and charges              (78,468)   (18,552)   (53,793)    (42,840)      (38,645)
                                           -------    -------    -------     -------       -------
Units outstanding at
   December 31, 2011                       353,447    215,141    413,196     286,688       182,228
                                           =======    =======    =======     =======       =======

                                                               SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------
                                          ADVANTUS      ALLIANCE
                                         REAL ESTATE   BERNSTEIN                                   FRANKLIN
                                         SECURITIES   INTERNATIONAL   FIDELITY VIP  FIDELITY VIP  SMALL CAP
                                           CLASS 1      VALUE A      EQUITY-INCOME    MID-CAP       VALUE
                                        ------------ -------------- -------------- ------------- ----------
Units outstanding at
   December 31, 2009                       155,991        132,675        237,580       248,051      283,863
      Contract purchase
         payments                          141,881        120,577        193,565       180,818      258,460
      Contract terminations, withdrawal
         payments and charges              (18,449)       (23,752)       (38,044)      (36,763)     (41,421)
                                           -------        -------        -------       -------      -------
Units outstanding at
   December 31, 2010                       279,423        229,500        393,101       392,106      500,902
      Contract purchase
         payments                          152,219        134,886        217,718       225,998      238,150
      Contract terminations, withdrawal
         payments and charges              (38,662)       (26,612)       (36,584)      (35,354)     (52,252)
                                           -------        -------        -------       -------      -------
Units outstanding at
   December 31, 2011                       392,980        337,774        574,235       582,750      686,800
                                           =======        =======        =======       =======      =======

                                                            SEGREGATED SUB-ACCOUNTS
                                        -----------------------------------------------------------
                                          IBBOTSON                                        IBBOTSON
                                         AGGRESSIVE  IBBOTSON     IBBOTSON     IBBOTSON   INCOME &
                                           GROWTH    BALANCED   CONSERVATIVE    GROWTH     GROWTH
                                           CLASS 1   CLASS 1      CLASS 1      CLASS 1    CLASS 1
                                        ----------- ---------- ------------- ----------- ----------
Units outstanding at
   December 31, 2009                     2,412,675   1,161,044    1,029,433    9,514,213    313,816
      Contract purchase
         payments                        2,301,052   1,171,233      493,195    6,428,094    656,046
      Contract terminations, withdrawal
         payments and charges             (308,273)   (254,851)    (388,163)    (372,279)  (127,371)
                                         ---------   ---------    ---------   ----------  ---------
Units outstanding at
   December 31, 2010                     4,405,454   2,077,426    1,134,465   15,570,028    842,491
      Contract purchase
         payments                        2,450,793   1,864,645      487,978    6,674,959    400,782
      Contract terminations, withdrawal
         payments and charges             (388,192)   (782,176)    (364,500)  (1,165,790)  (123,385)
                                         ---------   ---------    ---------   ----------  ---------
Units outstanding at
   December 31, 2011                     6,468,055   3,159,895    1,257,943   21,079,197  1,119,888
                                         =========   =========    =========   ==========  =========

                                                            SEGREGATED SUB-ACCOUNTS
                                        ----------------------------------------------------------
                                                                   VAN KAMPEN             VANGUARD
                                                      JANUS ASPEN UIF EMERGING  VANGUARD    FUND
                                         JANUS ASPEN   LARGE CAP    MARKETS       FUND    CAPITAL
                                          OVERSEAS       GROWTH      EQUITY     BALANCED   GROWTH
                                        ------------ ------------------------- --------- ---------
Units outstanding at
   December 31, 2009                        454,869     297,395      170,492     131,437   128,272
      Contract purchase
         payments                           298,642     180,593      163,562     137,758   110,145
      Contract terminations, withdrawal
         payments and charges               (47,769)    (36,389)     (23,684)    (53,933)   (9,339)
                                          ---------     -------      -------     -------   -------
Units outstanding at
   December 31, 2010                        705,742     441,599      310,370     215,262   229,078
      Contract purchase
         payments                           429,688     132,960      222,287     173,575   177,046
      Contract terminations, withdrawal
         payments and charges               (73,274)    (41,373)     (40,771)    (18,574)  (16,108)
                                          ---------     -------      -------     -------   -------
Units outstanding at
   December 31, 2011                      1,062,156     533,186      491,886     370,263   390,016
                                          =========     =======      =======     =======   =======

                                                            SEGREGATED SUB-ACCOUNTS
                                        -----------------------------------------------------------
                                          VANGUARD    VANGUARD   VANGUARD                  VANGUARD
                                            FUND        FUND       FUND        VANGUARD      FUND
                                         DIVERSIFIED   EQUITY   HIGH YIELD       FUND       MONEY
                                            VALUE      INCOME      BOND     INTERNATIONAL   MARKET
                                        ------------ --------- ----------- -------------- ---------
Units outstanding at
   December 31, 2009                        114,180   192,201      79,210       118,146     859,589
      Contract purchase
         payments                           102,123   230,968      80,350       126,660     210,356
      Contract terminations, withdrawal
         payments and charges                (8,405)  (39,433)     (7,433)      (14,305)   (390,121)
                                            -------   -------     -------       -------     -------
Units outstanding at
   December 31, 2010                        207,898   383,736     152,127       230,501     679,824
      Contract purchase
         payments                           106,310   227,360     106,634       172,152     118,400
      Contract terminations, withdrawal
         payments and charges               (40,946)  (44,788)    (18,314)      (27,446)   (153,200)
                                            -------   -------     -------       -------     -------
Units outstanding at
   December 31, 2011                        273,262   566,308     240,447       375,207     645,024
                                            =======   =======     =======       =======     =======

                                                             SEGREGATED SUB-ACCOUNTS
                                        ----------------------------------------------------------------
                                          VANGUARD   VANGUARD    VANGUARD      VANGUARD
                                            FUND       FUND        FUND          FUND      IVY FUNDS VIP
                                         SHORT-TERM  SMALL CO   TOTAL BOND   TOTAL STOCK     PATHFINDER
                                          INV GRADE   GROWTH   MARKET INDEX  MARKET INDEX    AGGRESSIVE
                                        ----------- --------- ------------- ------------- --------------
Units outstanding at
   December 31, 2009                       105,466    163,516      149,309       127,708        729,402
      Contract purchase
         payments                           60,558    154,142      216,501       113,935        645,960
      Contract terminations, withdrawal
         payments and charges               (9,262)   (19,509)     (25,827)      (29,354)       (81,726)
                                           -------    -------      -------       -------      ---------
Units outstanding at
   December 31, 2010                       156,762    298,149      339,983       212,289      1,293,636
      Contract purchase
         payments                           58,281    215,652      163,672       123,158        362,702
      Contract terminations, withdrawal
         payments and charges              (14,489)   (29,619)     (65,051)      (98,930)       (79,475)
                                           -------    -------      -------       -------      ---------
Units outstanding at
   December 31, 2011                       200,554    484,182      438,604       236,517      1,576,863
                                           =======    =======      =======       =======      =========

                                                                  SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------
                                         IVY FUNDS VIP                               IVY FUNDS VIP
                                             ASSET      IVY FUNDS VIP  IVY FUNDS VIP   PATHFINDER   IVY FUNDS VIP
                                           STRATEGY       BALANCED          BOND      CONSERVATIVE   CORE EQUITY
                                        -------------- -------------- ---------------------------- --------------
Units outstanding at
   December 31, 2009                          933,473       10,442           38,187         5,603        114,910
      Contract purchase
         payments                             942,020        4,813           67,380         3,649        138,788
      Contract terminations, withdrawal
         payments and charges                 (47,707)        (745)          (2,764)       (1,802)        (5,719)
                                            ---------       ------          -------        ------        -------
Units outstanding at
   December 31, 2010                        1,827,786       14,510          102,803         7,450        247,979
      Contract purchase
         payments                           1,082,523       11,509           95,817        14,430        138,583
      Contract terminations, withdrawal
         payments and charges                 (66,974)      (2,068)          (8,125)       (2,143)       (29,951)
                                            ---------       ------          -------        ------        -------
Units outstanding at
   December 31, 2011                        2,843,335       23,951          190,495        19,737        356,611
                                            =========       ======          =======        ======        =======

                                                                      SEGREGATED SUB-ACCOUNTS
                                        ---------------------------------------------------------------------------
                                         IVY FUNDS VIP                 IVY FUNDS VIP                  IVY FUNDS VIP
                                           DIVIDEND     IVY FUNDS VIP  GLOBAL NATURAL  IVY FUNDS VIP       HIGH
                                            INCOME         ENERGY        RESOURCES         GROWTH         INCOME
                                        -------------- -------------- --------------- -------------- --------------
Units outstanding at
   December 31, 2009                          78,427         58,318        383,085         187,308         59,975
      Contract purchase
         payments                             44,380         59,253        387,262         177,282         47,383
      Contract terminations, withdrawal
         payments and charges                 (5,291)       (11,108)       (30,170)        (34,725)        (5,358)
                                             -------        -------      ---------         -------        -------
Units outstanding at
   December 31, 2010                         117,516        106,463        740,177         329,865        102,000
      Contract purchase
         payments                             43,378         50,801        393,639         152,944         63,569
      Contract terminations, withdrawal
         payments and charges                 (4,396)        (7,944)       (44,231)        (42,589)        (6,698)
                                             -------        -------      ---------         -------        -------
Units outstanding at
   December 31, 2011                         156,498        149,320      1,089,585         440,220        158,871
                                             =======        =======      =========         =======        =======

                                                                      SEGREGATED SUB-ACCOUNTS
                                        --------------------------------------------------------------------------
                                         IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                         INTERNATIONAL  INTERNATIONAL    MICRO-CAP       MID CAP       PATHFINDER
                                            GROWTH         VALUE           GROWTH         GROWTH        MODERATE
                                        -------------- -------------- -------------- -------------- --------------
Units outstanding at
   December 31, 2009                         135,519        149,540         62,800         64,882        441,401
      Contract purchase
         payments                            116,025        169,497         48,141         41,184        785,452
      Contract terminations, withdrawal
         payments and charges                (15,915)       (12,630)        (8,116)        (5,842)       (69,439)
                                             -------        -------        -------        -------      ---------
Units outstanding at
   December 31, 2010                         235,629        306,407        102,825        100,224      1,157,414
      Contract purchase
         payments                            109,665        220,886         42,080         31,598        524,390
      Contract terminations, withdrawal
         payments and charges                 (8,766)       (22,690)        (8,267)        (4,332)      (182,926)
                                             -------        -------        -------        -------      ---------
Units outstanding at
   December 31, 2011                         336,528        504,603        136,638        127,490      1,498,878
                                             =======        =======        =======        =======      =========

                                                                  SEGREGATED SUB-ACCOUNTS
                                        --------------------------------------------------------------------------
                                         IVY FUNDS VIP  IVY FUNDS VIP
                                          PATHFINDER     PATHFINDER    IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                          MODERATELY     MODERATELY        MONEY       REAL ESTATE     SCIENCE &
                                          AGGRESSIVE    CONSERVATIVE       MARKET       SECURITIES     TECHNOLOGY
                                        -------------- -------------- -------------- -------------- --------------
Units outstanding at
   December 31, 2009                        1,063,636       128,061        22,330         76,121        186,787
      Contract purchase
         payments                           1,472,787       110,973        26,181         27,841        146,781
      Contract terminations, withdrawal
         payments and charges                (179,917)      (10,778)      (21,628)        (8,126)       (12,021)
                                            ---------       -------        ------        -------        -------
Units outstanding at
   December 31, 2010                        2,356,506       228,256        26,883         95,836        321,547
      Contract purchase
         payments                             849,182        86,637         4,929         13,215        153,802
      Contract terminations, withdrawal
         payments and charges                (274,590)      (25,261)      (18,593)        (3,233)       (21,997)
                                            ---------       -------        ------        -------        -------
Units outstanding at
   December 31, 2011                        2,931,098       289,632        13,219        105,818        453,352
                                            =========       =======        ======        =======        =======

                                                                      SEGREGATED SUB-ACCOUNTS
                                        --------------------------------------------------------------------------
                                         IVY FUNDS VIP  IVY FUNDS VIP                 IVY FUNDS VIP  IVY FUNDS VIP
                                           SMALL CAP     SMALL CAP     IVY FUNDS VIP      GLOBAL      LIMITED-TERM
                                            GROWTH         VALUE           VALUE           BOND           BOND
                                        -------------- -------------- -------------- -------------- --------------
Units outstanding at
   December 31, 2009                          50,620        24,565           53,422             --             --
      Contract purchase
         payments                             42,431        28,421           21,867             --             --
      Contract terminations, withdrawal
         payments and charges                 (4,989)       (2,576)          (2,964)            --             --
                                             -------        ------           ------          -----          -----
Units outstanding at
   December 31, 2010                          88,062        50,410           72,325             --             --
      Contract purchase
         payments                             46,782        26,266           27,966          4,163          3,048
      Contract terminations, withdrawal
         payments and charges                 (4,333)       (3,487)          (3,097)          (293)           (12)
                                             -------        ------           ------          -----          -----
Units outstanding at
   December 31, 2011                         130,511        73,189           97,194          3,870          3,036
                                             =======        ======           ======          =====          =====

(7)  FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, net assets, ratios, and total return for variable life policies for the years ended December 31, 2011. 2010, 2009, 2008, and 2007 is as follows:

                                                                AT DECEMBER 31             FOR THE YEARS ENDED DECEMBER 31
                                                     -----------------------------------  ---------------------------------
                                                        UNITS        UNIT                   INVESTMENT   EXPENSE    TOTAL
                                                     OUTSTANDING  FAIR VALUE  NET ASSETS  INCOME RATIO*  RATIO**  RETURN***
                                                     -----------  ----------  ----------  -------------  -------  ---------
Advantus Bond Class 1
     2011                                                353,447        1.19     421,404          0.00%   -0.05%      8.35%
     2010                                                301,224        1.10     331,464          0.00%   -0.05%      9.74%
     2009                                                193,703        1.00     194,227          0.00%   -0.05%     15.91%
     2008 (a)                                            132,447        0.87     114,574          0.00%   -0.05%    -13.49%

Advantus Index 400 Mid-Cap Class 1
     2011                                                215,141        1.16     248,559          0.00%   -0.05%     -1.97%
     2010                                                151,799        1.18     178,904          0.00%   -0.05%     26.31%
     2009                                                 94,425        0.93      88,107          0.00%   -0.05%     36.84%
     2008 (a)                                             35,144        0.68      23,965          0.00%   -0.05%    -31.81%

Advantus Index 500 Class 1
     2011                                                413,196        1.02     420,719          0.00%   -0.10%      1.95%
     2010                                                251,896        1.00     251,576          0.00%   -0.10%     14.94%
     2009                                                149,088        0.87     129,546          0.00%   -0.10%     26.30%
     2008 (a)                                             34,865        0.69      23,986          0.00%   -0.10%    -31.20%

Advantus International Bond Class 1
     2011                                                286,688        1.38     394,770          0.00%    0.00%     -0.01%
     2010                                                212,834        1.38     293,108          0.00%    0.00%     14.19%
     2009                                                114,797        1.21     138,452          0.00%    0.00%     17.85%
     2008 (a)                                             58,953        1.02      60,330          0.00%    0.00%      2.34%

Advantus Mortgage Securities Class 1
     2011                                                182,228        1.08     196,315          0.00%   -0.05%      7.05%
     2010                                                156,462        1.01     157,452          0.00%   -0.05%      7.08%
     2009                                                 83,018        0.94      78,022          0.00%   -0.05%      8.37%
     2008 (a)                                             56,324        0.87      48,844          0.00%   -0.05%    -13.28%

Advantus Real Estate Securities Class 1
     2011                                                392,980        1.17     457,859          0.00%   -0.10%      5.79%
     2010                                                279,423        1.10     307,747          0.00%   -0.10%     29.36%
     2009                                                155,991        0.85     132,813          0.00%   -0.10%     25.03%
     2008 (a)                                             55,193        0.68      37,583          0.00%   -0.10%    -31.91%

Alliance Bernstein International Value
     2011                                                337,774        0.63     212,055          4.60%   -0.15%    -19.13%
     2010                                                229,500        0.78     178,162          3.76%   -0.15%      4.75%
     2009                                                132,675        0.74      98,327          1.89%   -0.15%     34.88%
     2008 (a)                                             58,179        0.55      31,967          0.64%   -0.15%    -45.06%

Fidelity VIP Equity-Income
     2011                                                574,235        0.95     546,402          3.06%   -0.10%      1.07%
     2010                                                393,101        0.94     370,081          2.27%   -0.10%     15.26%
     2009                                                237,580        0.82     194,047          3.17%   -0.10%     30.34%
     2008 (a)                                             91,201        0.63      57,152          6.69%   -0.10%    -37.33%

Fidelity VIP Mid-Cap
     2011                                                582,750        1.08     629,376          0.31%   -0.10%    -10.52%
     2010                                                392,106        1.21     473,284          0.58%   -0.10%     28.96%
     2009                                                248,051        0.94     232,162          0.92%   -0.10%     40.23%
     2008 (a)                                            106,645        0.67      71,182          0.85%   -0.10%    -33.25%

Franklin Small Cap Value Class 1
     2011                                                686,800        1.14     781,046          0.91%   -0.15%     -3.38%
     2010                                                500,902        1.18     589,562          0.87%   -0.15%     28.68%
     2009                                                283,863        0.91     259,624          1.83%   -0.15%     29.74%
     2008 (a)                                            142,495        0.71     100,441          0.68%   -0.15%    -29.49%

Ibbotson Aggressive Growth Asset Allocation Class 1
     2011                                              6,468,055        0.98   6,338,321          1.36%   -0.12%     -4.74%
     2010                                              4,405,454        1.03   4,531,566          0.63%   -0.12%     15.72%
     2009                                              2,412,675        0.88   2,144,664          0.00%   -0.12%     27.94%
     2008 (a)                                            847,279        0.69     588,735          1.49%   -0.12%    -30.51%

                                                                AT DECEMBER 31             FOR THE YEARS ENDED DECEMBER 31
                                                     -----------------------------------  ---------------------------------
                                                        UNITS        UNIT                   INVESTMENT   EXPENSE    TOTAL
                                                     OUTSTANDING  FAIR VALUE  NET ASSETS  INCOME RATIO*  RATIO**  RETURN***
                                                     -----------  ----------  ----------  -------------  -------  ---------
Ibbotson Balanced Class 1
     2011                                              3,159,895        1.07   3,375,799          1.33%   -0.12%     -0.44%
     2010                                              2,077,426        1.07   2,229,083          0.96%   -0.12%     11.98%
     2009                                              1,161,044        0.95   1,112,592          0.00%   -0.12%     19.89%
     2008 (a)                                            370,184        0.80     295,937          4.44%   -0.12%    -20.06%

Ibbotson Conservative Class 1
     2011                                              1,257,943        1.13   1,427,920          1.51%   -0.12%      3.54%
     2010                                              1,134,465        1.10   1,243,741          1.37%   -0.12%      6.79%
     2009                                              1,029,433        1.02   1,056,689          0.00%   -0.12%      8.70%
     2008 (a)                                            312,411        0.94     294,974          2.44%   -0.12%     -5.58%

Ibbotson Growth Class 1
     2011                                             21,079,197        1.02  21,492,750          1.45%   -0.12%     -3.39%
     2010                                             15,570,028        1.06  16,430,931          0.97%   -0.12%     14.32%
     2009                                              9,514,213        0.92   8,782,912          0.00%   -0.12%     25.09%
     2008 (a)                                          3,974,359        0.74   2,933,671          0.22%   -0.12%    -26.19%

Ibbotson Income & Growth Class 1
     2011                                              1,119,888        1.10   1,231,164          1.17%   -0.12%      1.49%
     2010                                                842,491        1.08     912,243          0.70%   -0.12%      9.17%
     2009                                                313,816        0.98     311,770          0.00%   -0.12%     13.86%
     2008 (a)                                             62,038        0.87      54,133          8.82%   -0.12%    -12.74%

Janus Aspen Overseas
     2011                                              1,062,156        0.81     855,387          0.47%   -0.10%    -32.10%
     2010                                                705,742        1.19     837,058          0.74%   -0.10%     25.43%
     2009                                                454,869        0.95     430,113          0.60%   -0.10%     79.74%
     2008 (a)                                            267,314        0.53     140,638          0.68%   -0.10%    -47.39%

Janus Aspen Large Cap Growth
     2011                                                533,186        0.99     526,883          0.61%   -0.10%     -5.21%
     2010                                                441,599        1.04     460,411          1.14%   -0.10%     14.53%
     2009                                                297,395        0.91     270,500          0.56%   -0.10%     36.49%
     2008 (a)                                            145,269        0.67      96,809          1.09%   -0.10%    -33.36%

Van Kampen UIF Emerging Markets Equity
     2011                                                491,886        0.84     412,691          0.38%   -0.35%    -17.95%
     2010                                                310,370        1.02     317,357          0.54%   -0.35%     19.36%
     2009                                                170,492        0.86     146,052          0.00%   -0.35%     70.72%
     2008 (a)                                             71,890        0.50      36,076          0.00%   -0.35%    -49.82%

Vanguard Fund Balanced
     2011                                                370,263        1.15     424,647          2.28%    0.00%      3.70%
     2010                                                215,262        1.11     238,074          2.71%    0.00%     11.02%
     2009                                                131,437        1.00     130,940          3.67%    0.00%     22.90%
     2008 (a)                                             63,541        0.81      51,506          0.33%    0.00%    -18.94%

Vanguard Fund Capital Growth
     2011                                                390,016        1.12     435,837          0.77%    0.00%     -0.93%
     2010                                                229,078        1.13     258,408          0.77%    0.00%     13.08%
     2009                                                128,272        1.00     127,959          0.77%    0.00%     34.30%
     2008 (a)                                             63,825        0.74      47,409          0.21%    0.00%    -25.72%

Vanguard Fund Diversified Value
     2011                                                273,262        1.00     272,862          1.85%    0.00%      3.92%
     2010                                                207,898        0.96     199,764          2.11%    0.00%      9.33%
     2009                                                114,180        0.88     100,347          3.71%    0.00%     26.93%
     2008 (a)                                             41,407        0.69      28,671          1.01%    0.00%    -30.76%

Vanguard Fund Equity Income
     2011                                                566,308        1.10     625,612          2.11%    0.00%     10.26%
     2010                                                383,736        1.00     384,455          2.44%    0.00%     14.71%
     2009                                                192,201        0.87     167,865          4.53%    0.00%     16.77%
     2008 (a)                                            178,074        0.75     133,187          0.27%    0.00%    -25.21%

                                                                AT DECEMBER 31             FOR THE YEARS ENDED DECEMBER 31
                                                     -----------------------------------  ---------------------------------
                                                        UNITS        UNIT                   INVESTMENT   EXPENSE    TOTAL
                                                     OUTSTANDING  FAIR VALUE  NET ASSETS  INCOME RATIO*  RATIO**  RETURN***
                                                     -----------  ----------  ----------  -------------  -------  ---------
Vanguard Fund High Yield Bond
     2011                                                240,447        1.33     319,768          6.81%    0.00%      6.93%
     2010                                                152,127        1.24     189,193          5.87%    0.00%     12.11%
     2009                                                 79,210        1.11      87,873          6.68%    0.00%     38.85%
     2008 (a)                                             45,284        0.80      36,181          1.53%    0.00%    -20.10%

Vanguard Fund International
     2011                                                375,207        0.90     338,430          1.31%    0.00%    -13.54%
     2010                                                230,501        1.04     240,458          1.24%    0.00%     15.72%
     2009                                                118,146        0.90     106,504          2.68%    0.00%     42.78%
     2008 (a)                                             40,005        0.63      25,257          0.57%    0.00%    -36.87%

Vanguard Fund Money Market
     2011                                                645,024        1.03     666,599          0.17%    0.00%      0.17%
     2010                                                679,824        1.03     701,402          0.23%    0.00%      0.23%
     2009                                                859,589        1.03     884,811          0.37%    0.00%      0.61%
     2008 (a)                                             60,323        1.02      61,713          2.20%    0.00%      2.31%

Vanguard Fund Short-Term Inv Grade
     2011                                                200,554        1.16     232,548          3.09%    0.00%      2.02%
     2010                                                156,762        1.14     178,175          2.61%    0.00%      5.22%
     2009                                                105,466        1.08     113,925          3.24%    0.00%     13.86%
     2008 (a)                                             76,371        0.95      72,454          0.99%    0.00%     -5.13%

Vanguard Fund Small Co Growth
     2011                                                484,182        1.28     620,127          0.16%    0.00%      1.36%
     2010                                                298,149        1.26     376,743          0.27%    0.00%     31.79%
     2009                                                163,516        0.96     156,783          0.93%    0.00%     39.38%
     2008 (a)                                             95,336        0.69      65,585          0.08%    0.00%    -31.21%

Vanguard Fund Total Bond Market Index
     2011                                                438,604        1.26     551,033          3.08%    0.00%      7.65%
     2010                                                339,983        1.17     396,772          2.74%    0.00%      6.50%
     2009                                                149,309        1.10     163,615          3.25%    0.00%      5.94%
     2008 (a)                                             79,761        1.03      82,502          0.53%    0.00%      3.44%

Vanguard Fund Total Stock Market Index
     2011                                                236,517        1.04     245,164          1.28%    0.00%      0.83%
     2010                                                212,289        1.03     218,234          1.67%    0.00%     17.11%
     2009                                                127,708        0.88     112,104          0.06%    0.00%     28.25%
     2008 (a)                                             35,859        0.68      24,543          0.59%    0.00%    -31.56%

Ivy Funds VIP Pathfinder Aggressive
     2011                                              1,576,863        1.01   1,596,180          1.22%   -0.45%     -3.72%
     2010                                              1,293,636        1.05   1,360,036          1.06%   -0.45%     16.05%
     2009                                                729,402        0.91     660,797          0.39%   -0.45%     23.87%
     2008 (a)                                            236,251        0.73     172,783          0.00%   -0.45%    -26.86%

Ivy Funds VIP Asset Strategy
     2011                                              2,843,335        0.97   2,766,037          0.98%   -0.45%     -6.79%
     2010                                              1,827,786        1.04   1,907,587          0.98%   -0.45%      9.16%
     2009                                                933,473        0.96     892,442          0.30%   -0.45%     25.61%
     2008 (a)                                            232,558        0.76     177,008          1.37%   -0.45%    -23.88%

Ivy Funds VIP Balanced
     2011                                                 23,951        1.12      26,717          1.49%   -0.45%      3.78%
     2010                                                 14,510        1.07      15,597          1.87%   -0.45%     17.63%
     2009                                                 10,442        0.91       9,538          1.98%   -0.45%     13.74%
     2008 (c)                                              9,473        0.80       7,611          0.22%   -0.45%    -19.65%

Ivy Funds VIP Bond
     2011                                                190,495        1.25     237,759          2.82%   -0.45%      7.79%
     2010                                                102,803        1.16     119,027          2.38%   -0.45%      6.52%
     2009                                                 38,187        1.09      41,518          3.76%   -0.45%      7.65%
     2008 (c)                                              7,141        1.01       7,213          0.18%   -0.45%      1.00%

                                                                AT DECEMBER 31             FOR THE YEARS ENDED DECEMBER 31
                                                     -----------------------------------  ---------------------------------
                                                        UNITS        UNIT                   INVESTMENT   EXPENSE    TOTAL
                                                     OUTSTANDING  FAIR VALUE  NET ASSETS  INCOME RATIO*  RATIO**  RETURN***
                                                     -----------  ----------  ----------  -------------  -------  ---------
Ivy Funds VIP Pathfinder Conservative
     2011                                                 19,737        1.09      21,556          1.43%   -0.45%      1.20%
     2010                                                  7,450        1.08       8,040          1.03%   -0.45%      9.87%
     2009                                                  5,603        0.98       5,503          0.07%   -0.45%     13.46%
     2008 (b)                                              3,055        0.87       2,646          0.00%   -0.45%    -13.44%

Ivy Funds VIP Core Equity
     2011                                                356,611        1.13     404,124          0.34%   -0.45%      2.12%
     2010                                                247,981        1.11     275,188          0.81%   -0.45%     21.44%
     2009                                                114,910        0.91     105,007          0.61%   -0.45%     24.58%
     2008 (a)                                             43,800        0.73      32,129          1.18%   -0.45%    -26.65%

Ivy Funds VIP Dividend Income
     2011                                                156,498        0.88     137,058          1.01%   -0.45%     -4.26%
     2010                                                117,516        0.91     107,499          1.06%   -0.45%     16.89%
     2009                                                 78,427        0.78      61,374          0.93%   -0.45%     18.42%
     2008 (b)                                             21,149        0.66      13,977          0.27%   -0.45%    -33.91%

Ivy Funds VIP Energy
     2011                                                149,320        0.79     117,731          0.00%   -0.45%     -8.67%
     2010                                                106,463        0.86      91,906          0.23%   -0.45%     22.50%
     2009                                                 58,318        0.70      41,096          0.00%   -0.45%     41.12%
     2008 (b)                                              9,313        0.50       4,652          0.19%   -0.45%    -50.06%

Ivy Funds VIP Global Natural Resources
     2011                                              1,089,585        0.69     752,483          0.00%   -0.45%    -21.09%
     2010                                                740,177        0.88     647,816          0.00%   -0.45%     17.59%
     2009                                                383,085        0.74     285,123          0.00%   -0.45%     74.43%
     2008 (a)                                            129,858        0.43      55,414          4.99%   -0.45%    -57.33%

Ivy Funds VIP Growth
     2011                                                440,220        1.06     466,857          3.82%   -0.45%      2.58%
     2010                                                329,865        1.03     341,019          0.57%   -0.45%     13.09%
     2009                                                187,308        0.91     171,234          0.41%   -0.45%     27.65%
     2008 (a)                                            129,407        0.72      92,680          0.00%   -0.45%    -28.38%

Ivy Funds VIP High Income
     2011                                                158,871        1.40     222,666          7.16%   -0.45%      5.73%
     2010                                                102,000        1.33     135,207          6.90%   -0.45%     15.38%
     2009                                                 59,975        1.15      68,906          7.60%   -0.45%     47.08%
     2008 (a)                                             18,675        0.78      14,587          2.11%   -0.45%    -21.88%

Ivy Funds VIP International Growth
     2011                                                336,528        0.83     280,317          0.40%   -0.45%     -6.91%
     2010                                                235,629        0.89     210,826          0.87%   -0.45%     15.30%
     2009                                                135,519        0.78     105,162          1.16%   -0.45%     27.47%
     2008 (a)                                             13,882        0.61       8,452          0.68%   -0.45%    -39.12%

Ivy Funds VIP International Value
     2011                                                504,603        0.92     462,770          1.48%   -0.45%    -13.50%
     2010                                                306,407        1.06     324,850          1.22%   -0.45%     14.61%
     2009                                                149,540        0.93     138,336          3.62%   -0.45%     37.59%
     2008 (b)                                             91,480        0.67      61,509          2.67%   -0.45%    -32.76%

Ivy Funds VIP Micro-Cap Growth
     2011                                                136,638        1.15     156,528          0.00%   -0.45%     -6.60%
     2010                                                102,826        1.23     126,109          0.00%   -0.45%     41.49%
     2009                                                 62,800        0.87      54,438          0.00%   -0.45%     41.93%
     2008 (b)                                              6,427        0.61       3,928          0.00%   -0.45%    -38.93%

Ivy Funds VIP Mid Cap Growth
     2011                                                127,490        1.30     166,360          0.01%   -0.45%     -0.12%
     2010                                                100,224        1.31     130,929          0.03%   -0.45%     32.15%
     2009                                                 64,882        0.99      64,141          0.00%   -0.45%     47.32%
     2008 (b)                                              5,808        0.67       3,899          0.06%   -0.45%    -32.90%

                                                                AT DECEMBER 31             FOR THE YEARS ENDED DECEMBER 31
                                                     -----------------------------------  ---------------------------------
                                                        UNITS        UNIT                   INVESTMENT   EXPENSE    TOTAL
                                                     OUTSTANDING  FAIR VALUE  NET ASSETS  INCOME RATIO*  RATIO**  RETURN***
                                                     -----------  ----------  ----------  -------------  -------  ---------
Ivy Funds VIP Pathfinder Moderate
     2011                                              1,498,878        1.06   1,587,740          1.03%   -0.45%     -1.02%
     2010                                              1,157,414        1.07   1,238,577          0.63%   -0.45%     13.14%
     2009                                                441,401        0.95     417,513          0.18%   -0.45%     18.49%
     2008 (b)                                            320,486        0.80     255,847          0.00%   -0.45%    -20.17%

Ivy Funds VIP Pathfinder Moderately Aggressive
     2011                                              2,931,098        1.04   3,045,146          0.79%   -0.45%     -2.58%
     2010                                              2,356,506        1.07   2,512,962          0.74%   -0.45%     14.98%
     2009                                              1,063,636        0.93     986,502          0.21%   -0.45%     21.25%
     2008 (b)                                            193,801        0.76     148,247          0.00%   -0.45%    -23.50%

Ivy Funds VIP Pathfinder Moderately Conservative
     2011                                                289,632        1.08     312,500          1.08%   -0.45%      0.45%
     2010                                                228,256        1.07     245,171          0.91%   -0.45%     11.47%
     2009                                                128,061        0.96     123,400          0.13%   -0.45%     15.64%
     2008 (b)                                              3,000        0.83       2,501          0.00%   -0.45%    -16.67%

Ivy Funds VIP Money Market
     2011                                                 13,219        1.04      13,931          0.02%   -0.45%      0.46%
     2010                                                 26,883        1.03      27,996          0.06%   -0.45%      0.52%
     2009                                                 22,330        1.04      23,166          1.76%   -0.45%      1.47%
     2008 (b)                                             22,842        1.01      23,156          1.03%   -0.45%      1.40%

Ivy Funds VIP Real Estate Securities
     2011                                                105,818        1.00     105,496          0.75%   -0.45%      5.48%
     2010                                                 95,836        0.95      90,580          1.80%   -0.45%     29.09%
     2009                                                 76,121        0.73      55,735          2.92%   -0.45%     24.18%
     2008 (b)                                              6,117        0.59       3,607          1.10%   -0.45%    -41.04%

Ivy Funds VIP Science & Technology
     2011                                                453,352        1.12     506,750          0.00%   -0.45%     -5.35%
     2010                                                321,547        1.18     379,709          0.00%   -0.45%     13.26%
     2009                                                186,787        1.04     194,746          0.00%   -0.45%     44.49%
     2008 (a)                                             67,583        0.72      48,769          0.00%   -0.45%    -27.84%

Ivy Funds VIP Small Cap Growth
     2011                                                130,511        1.08     141,384          0.00%   -0.45%    -10.20%
     2010                                                 88,061        1.21     106,235          0.00%   -0.45%     29.43%
     2009                                                 50,620        0.93      47,182          0.19%   -0.45%     35.33%
     2008 (b)                                              5,302        0.69       3,653          0.00%   -0.45%    -31.12%

Ivy Funds VIP Small Cap Value
     2011                                                 73,189        1.10      80,690          0.48%   -0.45%    -12.40%
     2010                                                 50,410        1.26      63,442          0.07%   -0.45%     26.98%
     2009                                                 24,565        0.99      24,348          0.00%   -0.45%     29.73%
     2008 (b)                                              3,867        0.76       2,956          0.26%   -0.45%    -23.61%

Ivy Funds VIP Value
     2011                                                 97,194        0.97      94,438          0.75%   -0.45%     -6.90%
     2010                                                 72,325        1.04      75,483          0.86%   -0.45%     19.24%
     2009                                                 53,422        0.88      46,758          2.13%   -0.45%     27.21%
     2008 (b)                                              4,006        0.69       2,757          0.32%   -0.45%    -31.20%

Ivy Funds VIP Global Bond
     2011 (c)                                              3,870        1.00       3,861          2.02%   -0.45%     -0.20%

Ivy Funds VIP Limited-Term Bond
     2011 (c)                                              3,036        1.03       3,111          1.62%   -0.45%      2.45%

* These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of expenses assessed by the fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in a direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividend by the underlying fund in which the sub-account invests and, to the extent the underlying fund utilizes consent dividend rather than paying dividends in cash or reinvested shares, the Account does not record investment income.

** This ratio represents the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner account through the redemption of units and expenses of the underlying fund are excluded. Investment options with a date notation indicate the effective date of that investment option in the variable account. For periods less than one year, the ratios have been annualized.

*** These amounts represent the total return for the period indicated, including changed in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption for units. Inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated from the period indicated or from the effective date through the end of the reporting period.

(a) For the period from February 12, 2008 (Commencement of operations) to December 31, 2008.

(b) For the period from May 13, 2008 (Commencement of operations) to December 31, 2008.

(c) For the period from May 3, 2011 (Commencement of operations) to December 31, 2011.

                        MINNESOTA LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                           AND SUPPLEMENTARY SCHEDULES

                        DECEMBER 31, 2011, 2010 AND 2009

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Minnesota Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Minnesota Life Insurance Company and subsidiaries (collectively, the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Life Insurance Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ KPMG LLP

March 5, 2012

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2011 AND 2010
                                 (IN THOUSANDS)

                                                                                         2011          2010
                                                                                     -----------   -----------
Assets
   Fixed maturity securities:
      Available-for-sale, at fair value (amortized cost $9,301,196 and $8,683,191)   $10,063,416   $ 9,140,051
   Equity securities, at fair value (cost $188,197 and $185,274)                         213,939       216,820
   Mortgage loans, net                                                                 1,417,147     1,276,154
   Finance receivables, net                                                              215,899       197,856
   Policy loans                                                                          350,863       339,127
   Alternative investments (cost $390,674 and $447,022)                                  447,351       506,294
   Fixed maturity securities on loan, at fair value
      (amortized cost $63,917 and $51,469)                                                66,226        54,071
   Equity securities on loan, at fair value (cost $4,968 and $8,624)                       6,937        10,284
   Derivative instruments                                                                117,306       165,290
   Other invested assets                                                                 201,561        59,688
                                                                                     -----------   -----------
      Total investments                                                               13,100,645    11,965,635

   Cash and cash equivalents                                                             308,034       336,321
   Securities held as collateral                                                          43,892        33,274
   Deferred policy acquisition costs                                                     852,729       887,142
   Accrued investment income                                                             117,096       110,267
   Premiums and fees receivable                                                          180,354       166,377
   Property and equipment, net                                                            79,592        77,010
   Reinsurance recoverables                                                              947,969       903,743
   Goodwill and intangible assets, net                                                    43,723        43,977
   Other assets                                                                           97,414        72,807
   Separate account assets                                                            12,541,363    13,199,636
                                                                                     -----------   -----------
         Total assets                                                                $28,312,811   $27,796,189
                                                                                     ===========   ===========

Liabilities and Stockholder's Equity

Liabilities:

   Policy and contract account balances                                              $ 7,138,162   $ 6,738,810
   Future policy and contract benefits                                                 2,913,627     2,699,561
   Pending policy and contract claims                                                    349,408       318,592
   Other policyholder funds                                                              771,639       743,387
   Policyholder dividends payable                                                         36,945        39,202
   Unearned premiums and fees                                                            171,673       207,966
   Pension and other postretirement benefits                                              19,689        12,033
   Income tax liability:
      Current                                                                             37,301        42,889
      Deferred                                                                           326,344       244,662
   Securities in transit                                                                  39,130       159,380
   Accrued commissions and expenses                                                      149,424       131,946
   Other liabilities                                                                     477,522       230,235
   Notes payable                                                                         120,000       120,000
   Securities lending collateral                                                          60,770        51,758
   Separate account liabilities                                                       12,541,363    13,199,636
                                                                                     -----------   -----------
      Total liabilities                                                               25,152,997    24,940,057
                                                                                     -----------   -----------

Stockholder's equity:
   Common stock, $1 par value, 5,000,000 shares authorized, issued and outstanding         5,000         5,000
   Additional paid in capital                                                            179,522       179,522
   Accumulated other comprehensive income                                                369,541       270,553
   Retained earnings                                                                   2,605,751     2,401,057
                                                                                     -----------   -----------
      Total stockholder's equity                                                       3,159,814     2,856,132
                                                                                     -----------   -----------
         Total liabilities and stockholder's equity                                  $28,312,811   $27,796,189
                                                                                     ===========   ===========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                                         2011         2010         2009
                                                                      ----------   ----------   ----------
Revenues:

   Premiums                                                           $1,541,999   $1,433,088   $1,681,089
   Policy and contract fees                                              535,352      523,120      510,440
   Net investment income                                                 618,124      585,956      543,115
   Net realized investment gains
      Other-than-temporary-impairments on fixed maturity securities       (6,707)     (31,862)     (87,795)
      Other-than-temporary-impairments on fixed maturity securities
         transferred to other comprehensive income                         1,169        9,608       42,987
      Other net realized investment gains                                 57,113       63,175       74,825
                                                                      ----------   ----------   ----------
         Total net realized investment gains                              51,575       40,921       30,017
   Finance charge income                                                  64,691       58,059       53,777
   Commission income                                                     103,426       91,181       78,400
   Other income                                                           30,643       31,287       28,744
                                                                      ----------   ----------   ----------
         Total revenues                                                2,945,810    2,763,612    2,925,582
                                                                      ----------   ----------   ----------

Benefits and expenses:

   Policyholder benefits                                               1,533,956    1,469,524    1,725,209
   Interest credited to policies and contracts                           344,290      331,073      324,514
   General operating expenses                                            534,822      503,563      497,204
   Commissions                                                           232,404      230,629      183,753
   Administrative and sponsorship fees                                    60,142       62,319       58,407
   Dividends to policyholders                                              8,637        9,475       10,898
   Interest on notes payable                                              10,025       10,184       10,236
   Amortization of deferred policy acquisition costs                     203,755      214,539      197,505
   Capitalization of policy acquisition costs                           (272,382)    (292,604)    (245,976)
                                                                      ----------   ----------   ----------
         Total benefits and expenses                                   2,655,649    2,538,702    2,761,750
                                                                      ----------   ----------   ----------
            Income from operations before taxes                          290,161      224,910      163,832

   Income tax expense:
      Current                                                             56,455       51,991       28,736
      Deferred                                                            29,012        4,979       22,833
                                                                      ----------   ----------   ----------
            Total income tax expense                                      85,467       56,970       51,569
                                                                      ----------   ----------   ----------
               Net income                                             $  204,694   $  167,940   $  112,263
                                                                      ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                                             ACCUMULATED
                                                               ADDITIONAL       OTHER                        TOTAL
                                                     COMMON      PAID IN    COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                                      STOCK      CAPITAL    INCOME (LOSS)    EARNINGS        EQUITY
                                                    --------   ----------   -------------   ----------   -------------
2009:
   Balance, beginning of year                         $5,000    $179,522      $(420,447)    $2,052,171    $1,816,246
      Comprehensive income:
         Net income                                       --          --             --        112,263       112,263
         Other comprehensive income                       --          --        442,924             --       442,924
                                                                                                          ----------
            Total comprehensive income                                                                       555,187

      Changes in accounting principle                     --          --        (56,783)        87,683        30,900
      Dividends to stockholder                            --          --             --         (8,000)       (8,000)
                                                      ------    --------      ---------     ----------    ----------
   Balance, end of year                               $5,000    $179,522      $ (34,306)    $2,244,117    $2,394,333
                                                      ======    ========      =========     ==========    ==========

2010:
   Balance, beginning of year                         $5,000    $179,522      $ (34,306)    $2,244,117    $2,394,333
      Comprehensive income:
         Net income                                       --          --             --        167,940       167,940
         Other comprehensive income                       --          --        206,578             --       206,578
                                                                                                          ----------
            Total comprehensive income                                                                       374,518

      Transfer of benefit plans to parent company         --          --         98,281             --        98,281
      Dividends to stockholder                            --          --             --        (11,000)      (11,000)
                                                      ------    --------      ---------     ----------    ----------
   Balance, end of year                               $5,000    $179,522      $ 270,553     $2,401,057    $2,856,132
                                                      ======    ========      =========     ==========    ==========

2011:
   Balance, beginning of year                         $5,000    $179,522      $ 270,553     $2,401,057    $2,856,132
      Comprehensive income:
         Net income                                       --          --             --        204,694       204,694
         Other comprehensive income                       --          --         98,988             --        98,988
                                                                                                          ----------
            Total comprehensive income                                                                       303,682
                                                      ------    --------      ---------     ----------    ----------
   Balance, end of year                               $5,000    $179,522      $ 369,541     $2,605,751    $3,159,814
                                                      ======    ========      =========     ==========    ==========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                              2011           2010           2009
                                                          -----------    -----------    -----------
Cash Flows from Operating Activities
Net income                                                $   204,694    $   167,940    $   112,263
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Interest credited to annuity and insurance contracts       278,048        282,090        281,163
   Fees deducted from policy and contract balances           (385,411)      (369,059)      (364,474)
   Change in future policy benefits                            75,435         89,764         88,865
   Change in other policyholder liabilities, net               95,465        119,947         44,425
   Amortization of deferred policy acquisition costs          203,755        214,539        197,505
   Capitalization of policy acquisition costs                (272,382)      (292,604)      (245,976)
   Change in premiums and fees receivable                     (13,552)         3,589         12,803
   Deferred tax provision                                      29,012          8,501         22,833
   Change in income tax liabilities - current                  (7,086)        48,361         67,817
   Net realized investment gains                              (51,575)       (40,921)       (30,017)
   Change in reinsurance recoverables                         (43,614)       (38,537)       (15,597)
   Other, net                                                 191,856         16,990        (24,080)
                                                          -----------    -----------    -----------
      Net cash provided by operating activities               304,645        210,600        147,530
                                                          -----------    -----------    -----------

Cash Flows from Investing Activities

Proceeds from sales of:
   Fixed maturity securities                                2,460,836      2,512,147      1,624,832
   Equity securities                                          116,027        181,367        329,379
   Alternative investments                                    164,218         64,942         19,365
   Derivative instruments                                     379,135        176,461        139,037
   Other invested assets                                        7,103          1,043            668
Proceeds from maturities and repayments of:
   Fixed maturity securities                                  851,157        843,350        737,631
   Mortgage loans                                             126,268         77,478         96,375
Purchases and originations of:
   Fixed maturity securities                               (3,870,310)    (4,133,892)    (3,554,931)
   Equity securities                                         (106,974)       (87,511)      (156,242)
   Mortgage loans                                            (276,558)      (105,237)      (109,810)
   Alternative investments                                    (68,671)       (62,278)       (43,612)
   Derivative instruments                                    (305,437)      (265,575)      (172,338)
   Other invested assets                                       (4,363)          (324)          (862)
Finance receivable originations or purchases                 (160,025)      (140,157)      (131,521)
Finance receivable principal payments                         133,449        124,371        115,880
Securities in transit                                        (261,399)        71,285        (16,582)
Other, net                                                    (54,604)       (47,654)       (44,455)

                                                          -----------    -----------    -----------
      Net cash used for investing activities                 (870,148)      (790,184)    (1,167,186)
                                                          -----------    -----------    -----------

Cash Flows from Financing Activities

Deposits credited to annuity and insurance contracts        2,842,495      2,605,466      2,742,147
Withdrawals from annuity and insurance contracts           (2,364,401)    (1,994,110)    (1,977,430)
Change in amounts drawn in excess of cash balances               (980)         3,486         10,296
Payment on debt                                                    --         (5,000)            --
Dividends paid to stockholder                                      --        (11,000)        (8,000)
Other, net                                                     60,102         (8,419)         1,226
                                                          -----------    -----------    -----------
      Net cash provided by financing activities               537,216        590,423        768,239
                                                          -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents          (28,287)        10,839       (251,417)
Cash and cash equivalents, beginning of year                  336,321        325,482        576,899
                                                          -----------    -----------    -----------
Cash and cash equivalents, end of year                    $   308,034    $   336,321    $   325,482
                                                          ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

(1)  NATURE OF OPERATIONS

     Organization and Description of Business

     The accompanying consolidated financial statements include the accounts of Minnesota Life Insurance Company (a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG)) and its wholly-owned subsidiaries. Minnesota Life Insurance Company, both directly and through its subsidiaries (collectively, the Company), provides a diversified array of insurance and financial products and services designed principally to protect and enhance the long-term financial well-being of individuals and families.

     The Company, which primarily operates in the United States, has divided its businesses into four strategic business units, which focus on various markets: Individual Financial Security, Financial Institution Group, Group Insurance, and Retirement. Revenues, including net realized investment gains, for these strategic business units and revenues reported by the Company's subsidiaries and corporate product line for the years ended December 31 were as follows:

                                             2011         2010         2009
                                          ----------   ----------   ----------
Individual Financial Security             $  567,807   $  545,589   $  500,785
Financial Institution Group                  345,376      311,064      301,743
Group Insurance                            1,364,200    1,274,692    1,513,190
Retirement                                   479,702      481,696      460,047
                                          ----------   ----------   ----------
   Total strategic business units          2,757,085    2,613,041    2,775,765
Subsidiaries and corporate product line      188,725      150,571      149,817
                                          ----------   ----------   ----------
      Total                               $2,945,810   $2,763,612   $2,925,582
                                          ==========   ==========   ==========

     The Company serves more than 10 million people through more than 5,000 home office associates and field representatives located at its St. Paul, Minnesota headquarters and in sales offices nationwide.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of Minnesota Life Insurance Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

     The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including but not limited to, changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the consolidated financial statements, and such changes in estimates are generally recorded on the consolidated statements of operations in the period in which they are made.

     The most significant estimates include those used in determining the balance and amortization of deferred policy acquisition costs for traditional and nontraditional insurance products, policyholder liabilities, valuation of and impairment losses on investments, valuation allowances or impairments for mortgage loans on real estate, income taxes, goodwill, intangible assets, and pension and other postretirement employee benefits. Although some variability is inherent in these estimates, the recorded amounts reflect management's best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

     Insurance Revenues and Expenses

     Premiums on traditional life insurance products, which include individual whole life and term insurance and immediate annuities, are recognized as revenue when due. For accident and health and group life insurance products, premiums are recognized as revenue over the contract period when earned. To the extent that this revenue is unearned, it is reported as part of unearned premiums and fees on the consolidated balance sheets. Benefits and expenses are recognized in relation to premiums over the contract period via a provision for future policyholder benefits and the amortization of deferred policy acquisition costs.

     Nontraditional life insurance products include individual adjustable life, universal life and variable life insurance and group universal and variable universal life insurance. Revenue from nontraditional life insurance products and deferred annuities is comprised of policy and contract fees charged for the cost of insurance, policy administration and surrenders and is assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Expenses include both the portion of claims not covered by and the interest credited to the related policy and contract account balances. Deferred policy acquisition costs are amortized relative to the emergence of estimated gross profits.

     Any premiums on both traditional and nontraditional products due as of the date of the consolidated financial statements that have not yet been received and posted are included in premiums and fees receivable on the consolidated balance sheets.

     Certain nontraditional life insurance products, specifically individual adjustable and variable life insurance, require payment of fees in advance for services that will be rendered over the estimated lives of the policies. These payments are established as unearned revenue reserves upon receipt and are included in unearned premiums and fees on the consolidated balance sheets. These unearned revenue reserves are amortized over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profits.

     Commission Income

     Commission income on insurance products is recognized as earned, net of the amount required to be remitted to the various underwriters responsible for providing the policy. Commissions are refunded on cancelled policies based on the unearned portion of the premium payments.

     Commission income on investment related products is recognized on the date of sale. Related commission expense due to agents on such sales is also recognized on the date of sale.

     Administrative and Sponsorship Fees

     The Company pays administrative fees to financial institutions for administrative duties performed including, but not limited to, collection and remittance of premium, assistance with premium billing, communication with loan customers and other additional clerical functions. The expense is estimated and accrued on a quarterly basis based on recent historical experience and is trued up at each profit sharing year-end which occur throughout the year. The Company also pays certain financial institutions sponsorship fees which are primarily based on the loss experience of the business placed by the financial institution with the Company.

     Valuation of Investments and Net Investment Income

     Fixed maturity securities, which may be sold prior to maturity and include fixed maturities on loan, are classified as available-for-sale and are carried at fair value. Premiums and discounts are amortized or accreted using the interest yield method. The Company recognizes the excess of all cash flows over the initial investment attributable to its beneficial interest in asset-backed securities estimated at the acquisition/transaction date as interest income over the life of the Company's beneficial interest using the effective interest yield method. The Company does not accrete the discount for fixed maturity securities that are in default.

     The Company uses book value as cost for applying the retrospective adjustment method to loan-backed fixed maturity securities purchased. Prepayment assumptions for single class and multi-class mortgage-backed securities were obtained using a commercial software application or internal estimates.

     Marketable equity securities are generally classified as available-for-sale and are carried at fair value. Mutual funds and exchange-traded fund investments are carried at fair value, which generally are quoted market prices of the funds' net asset value. The Company also invests in non-marketable equity securities that are not classified as available-for-sale and are carried at cost, which approximates fair value. As of December 31, 2011 and 2010, the Company had $10,000 of non-marketable equity securities.

     Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs, reserves and deferred income tax, reported as a separate component of accumulated other comprehensive income (loss) in stockholder's equity.

     Mortgage loans and mortgage loans held for investment are carried at amortized cost less any valuation allowances. Premiums and discounts are amortized or accreted over the terms of the mortgage loans based on the effective interest yield method. Mortgage loans for which the Company has recorded a specific valuation allowance are held at the present value of the expected future cash flows discounted at the loan's original effective interest rate, or the estimated fair value of the loan's underlying collateral.

     Alternative investments include private equity funds, mezzanine debt funds and hedge funds investing in limited partnerships. These investments are carried on the consolidated balance sheets at the amount invested, adjusted to recognize the Company's ownership share of the earnings or losses of the investee after the date of the acquisition, and adjusted for any distributions received (equity method accounting). In-kind distributions are recorded as a return of capital for the cost basis of the stock received. Any adjustments recorded directly to the stockholders' equity of the investee are recorded, based on the Company's ownership share, as unrealized gains or losses. The valuation of alternative investments is recorded based on the partnership financial statements from the previous quarter plus contributions and distributions during the fourth quarter. The Company believes this valuation represents the best available estimate, however, to the extent that market conditions fluctuate significantly, any change in the following quarter partnership financial statements could be material to the Company's unrealized gains or losses included in stockholder's equity. The Company evaluates partnership financial statements received subsequent to December 31 up to the financial statements issue date for material fluctuations in order to determine if an adjustment should be recorded as of December 31.

     Real estate, included in other invested assets on the consolidated balance sheets, represents commercial real estate acquired in satisfaction of mortgage loan debt. The real estate acquired is considered held for sale for accounting purposes and is carried at fair value less estimated cost to sell. As of December 31, 2011 and 2010, the Company had $5,200 and $8,400, respectively, of real estate held for sale.

     For non-structured fixed maturity securities, the Company recognizes interest income using the interest method without anticipating the impact of prepayments. The Company recognizes dividend income on equity securities upon the declaration of the dividend.

     For structured fixed maturity securities, excluding interest-only securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions obtained from outside service providers or upon analyst review of the underlying collateral and the estimated economic life of the securities. When estimated prepayments differ from the anticipated prepayments, the effective yield is recalculated to reflect actual prepayments to date and anticipated future payments. Any resulting adjustment is included in net investment income.

     Policy loans are carried at the unpaid principal balance.

     Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market funds and commercial paper with original maturity dates of less than three months to be cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

     A portion of the funds collected by the Company from its financial institution customers is restricted in its use because the Company is acting as an agent on behalf of certain insurance underwriters. As an agent, the Company has a fiduciary responsibility to remit the appropriate percentage of monies collected to the corresponding insurance underwriters. This sum of money is defined as unremitted premiums payable and is recorded in other liabilities on the consolidated balance sheets as discussed in detail in note 15. The use of restricted funds is limited to the satisfaction of the unremitted premiums and claims payable owed to the underwriter.

     The amount of restricted cash reported in cash and cash equivalents on the consolidated balance sheets is $20,550 and $19,997 at December 31, 2011 and 2010, respectively.

     Finance receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs. The interest rates on the receivables outstanding at December 31, 2011 and 2010 are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturities and security; as such, the carrying value of the receivables outstanding at December 31, 2011 and 2010 approximate the fair value at that date.

     Derivative Financial Instruments

     The Company uses a variety of derivatives, including swaps, forwards, floors, futures and option contracts, to manage the risks associated with cash flows or changes in estimated fair values related to the Company's financial instruments. The Company currently enters into derivative transactions that do not qualify for hedge accounting or in certain cases, elects not to utilize hedge accounting.

     Derivative instruments are carried at fair value, with changes in fair value of derivative instruments and economically hedged items recorded in net realized investment gains or, in the case of certain life insurance product economic hedging, in policyholder benefits on the consolidated statements of operations. Interest income generated by derivative instruments is reported in net realized investment gains on the consolidated statements of operations.

     Several life insurance and annuity products in the Company's liability portfolio contain investment guarantees which are deemed to be embedded derivatives. These guarantees take the form of guaranteed withdrawal benefits on variable annuities, a guaranteed payout floor on a variable payout annuity, and equity linked interest credits on both fixed annuity and fixed universal life products. The embedded derivative is bifurcated from the host insurance contract and accounted for as a freestanding derivative. Embedded derivatives are carried on the consolidated balance sheets at estimated fair value and are included within policy and contract account balances and future policy and contract benefits on the consolidated balance sheets. Changes in estimated fair value are reported in net realized investment gains or in policyholder benefits on the consolidated statements of operations.

     The Company holds "To-Be-Announced" (TBA) Government National Mortgage Association forward contracts that require the Company to take delivery of a mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Company's TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value as derivative instruments with the changes in fair value reported in net realized investment gains.

     Realized and Unrealized Gains and Losses

     Realized and unrealized gains and losses are determined using the specific security identification method. The Company regularly reviews each investment in its various asset classes to evaluate the necessity of recording impairment losses for other-than-temporary declines in fair value. During these reviews, the Company evaluates many factors, including, but not limited to, the length of time and the extent to which the current fair value has been below the cost of the security, specific credit issues such as collateral, financial prospects related to the issuer, the Company's intent to hold or sell the security, and current economic conditions.

     An other-than-temporary impairment (OTTI) is recognized in earnings for a fixed maturity security in an unrealized loss position when it is anticipated that the amortized cost will not be recovered. In such situations, the OTTI recognized in earnings is the entire difference between the fixed maturity security's amortized cost and its fair value only when either the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the fixed maturity security before recovery of the decline in the fair value below amortized cost. If neither of these two conditions exists, the difference between the amortized cost basis of the fixed maturity security and the present value of the projected future cash flows expected to be collected is recognized as an OTTI in earnings (credit loss). If the fair value is less than the present value of projected future cash flows expected to be collected, this portion of the OTTI related to other-than credit factors (noncredit loss) is recorded as an other comprehensive loss. When an unrealized loss on a fixed maturity security is considered temporary, the Company continues to record the unrealized loss in accumulated other comprehensive income (loss) and not in earnings.

     For non-structured fixed maturity securities, an OTTI is recorded when the Company does not expect to recover the entire amortized cost basis of the security. The Company estimates the credit component of the loss based on a number of various liquidation scenarios that it uses to assess the revised expected cash flows from the security.

     For structured fixed maturity securities, an OTTI is recorded when the Company believes that based on expected discounted cash flows, the Company will not recover all amounts due under the contractual terms of the security. The credit loss component considers inputs from outside sources, including but not limited to, default rates, delinquency rates, loan to collateral ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, credit ratings and other information that management deems relevant in forming its assessment.

     The Company utilizes an accretable yield which is the equivalent of book yield at purchase date as the factor to discount the cash flows. The book yield is also analyzed to see if it warrants any changes due to prepayment assumptions.

     For equity securities, an OTTI is recorded when the Company does not have the ability and intent to hold the security until forecasted recovery, or if the forecasted recovery is not within a reasonable period. When an OTTI has occurred, the entire difference between the equity security's cost and its fair value is charged to earnings. Equity securities that have been in an unrealized loss position of greater than 20% for longer than six months are reviewed specifically using available third party information based on the investee's current financial condition, liquidity, near-term recovery prospects, and other factors. In addition, all equity securities that have an unrealized loss position greater than $100 are reviewed based on the individual characteristics of the security. For all such equity security considerations, the Company further considers the likelihood of recovery within a reasonable period of time, as well as the intent and ability to hold such securities.

     Alternative investments that have been in an unrealized loss position of greater than 20% for longer than two years are analyzed on a fund by fund basis using current and forecasted expectations for future fund performance, the age of the fund, general partner commentary and underlying investments within the fund. If facts and circumstances indicate that the value of the investment will not recover in a reasonable time period, the cost of the investment is written down and an OTTI is recorded in net realized investment gains on the consolidated statements of operations.

     All other material unrealized losses are reviewed for any unusual event that may trigger an OTTI. Determination of the status of each analyzed investment as other-than-temporarily impaired or not is made based on these evaluations with documentation of the rationale for the decision.

     The Company may, from time to time, sell invested assets subsequent to the balance sheet date that were considered temporarily impaired at the balance sheet date for several reasons. The rationale for the change in the Company's intent to sell generally focuses on unforeseen changes in the economic facts and circumstances related to the invested asset subsequent to the balance sheet date, significant unforeseen changes in the Company's liquidity needs, or changes in tax laws or the regulatory environment. The Company had no material sales of invested assets subsequent to the balance sheet dates for either December 31, 2011 or 2010.

     The mortgage loan valuation allowance is estimated based on an evaluation of known and inherent risks within the loan portfolio and consists of an evaluation of a specific loan loss allowance and a general loan loss allowance. A specific loan loss allowance is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. A non-performing loan is defined as a loan that is not performing to the contractual terms of the loan agreement. Examples of non-performing loans may include delinquent loans, requests for forbearance and loans in the process of foreclosure. The specific valuation allowance is equal to the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, or, if the loan is in the process of foreclosure or otherwise collateral dependent, the estimated fair value of the loan's underlying collateral, less estimated selling costs. Mortgage loans that are deemed uncollectible are generally written-off against the valuation allowance, and recoveries, if any, are credited to the valuation allowance. The Company may recognize a general loan loss valuation allowance for pools of loans with similar characteristics when it is probable that a credit event has occurred within the pool and the amount of the loss can be reasonably estimated. Changes in the valuation allowance are recorded in net realized investment gains on the consolidated statements of operations.

     For a small portion of the portfolio, classified as troubled debt restructurings, the Company grants concessions related to the borrowers' financial difficulties. The types of concessions may include: a permanent or temporary modification of the interest rate, extension of the maturity date at a lower interest rate and/or a reduction of accrued interest. If a loan is considered a troubled debt restructuring, the Company impairs the loan and records a specific valuation allowance, if applicable.

     Securities Lending

     The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral to be invested pursuant to the terms of an agreement with the lending agent.

     The Company accounts for its securities lending transactions as secured borrowings, in which the collateral received and the related obligation to return the collateral are recorded on the consolidated balance sheets as securities held as collateral and securities lending collateral, respectively. Securities on loan remain on the Company's consolidated balance sheets and interest and dividend income earned by the Company on loaned securities is recognized in net investment income on the consolidated statements of operations.

     Securities lending income is recorded in net investment income and was $47, $17, and $199 for the years ended December 31, 2011, 2010, and 2009, respectively. Securities, consisting of equity securities and fixed maturity securities, were loaned to other financial institutions. Amounts loaned as of December 31, 2011 and 2010 were $73,163 and $64,355, respectively. As of December 31, 2011 and 2010, the fair value of the collateral associated with securities lending was $43,892 and $33,274, respectively.

     Separate Accounts

     Separate account assets and liabilities represent segregated funds administered by an unaffiliated asset management firm. These segregated funds are invested by both an unaffiliated asset management firm and an affiliate of the Company for the exclusive benefit of the Company's pension, variable annuity and variable life insurance policyholders and contractholders. Assets consist principally of marketable securities and are reported at the fair value of the investments held in the segregated funds. Investment income and gains and losses accrue directly to the policyholders and contractholders. The activity of the separate accounts is not reflected on the consolidated statements of operations except for the fees the Company received, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and the activity related to guaranteed minimum death and withdrawal benefits.

     The Company periodically invests money in its separate accounts. At December 31, 2011 and 2010, the fair value of these investments included within equity securities on the consolidated balance sheets was $32,367 and $21,869, respectively.

     Finance Charge Income and Receivables

     The Company's finance receivables portfolio is primarily comprised of smaller balance homogenous direct installment loans, which are originated at the Company's network of over 120 retail branch locations in Illinois, Indiana, Kentucky, Missouri and Tennessee. The Company also holds a smaller portfolio of retail installment notes that are primarily originated through contracts with retail stores within the same regions as the branch locations.

     Finance receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding unpaid principal balances reduced by an allowance for losses.

     The Company uses the interest (actuarial) method of accounting for unearned finance charges and interest on finance receivables. Finance receivables are reported net of unearned finance charges. Accrual of finance charges, interest and late fees on smaller balance, homogeneous finance receivables is suspended once an account has recognized 60-days of accrued charges. The account is subsequently accounted for on a cash basis. Accrual is resumed when there are less than 60-days of accrued charges. Accrual of finance charges and interest is suspended on other receivables at the earlier of when they are contractually past due for more than 30 days or if they are considered by management to be impaired.

     The majority of the Company's finance receivables are smaller balance homogeneous loans evaluated collectively for impairment. The Company applies a general valuation allowance to its entire loan portfolio via a direct charge to operations through the provision for credit losses at an amount, which in management's judgment, based on the overall risk characteristics of the portfolio, changes in the character or size of the portfolio and the level of nonperforming assets, is adequate to absorb probable losses on existing receivables. Risk characteristics include consideration of historical loss experience, adjusted for current economic conditions such as delinquency rates, unemployment and regulatory changes. The underlying assumptions, estimates and assessments used are updated periodically to reflect management's view of current conditions. Changes in estimates can significantly affect the allowance for losses.

     It is the Company's general policy to charge off finance receivable accounts (net of unearned finance charges) when they are deemed uncollectible or when no collections were received during the preceding six months, except for certain accounts that have been individually reviewed by management and are deemed to warrant further collection effort.

     The adequacy of the allowance for losses is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations, and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or collateral. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for credit losses in the periods in which they become known.

     Impaired loans not considered troubled debt restructurings (TDRs) are generally larger (greater than $50) real estate secured loans that are at least 60 days past due. A loan is classified as impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to all of the contractual terms of the loan agreement. A specific valuation allowance is calculated based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. Interest payments received on impaired loans are generally applied to principal unless the remaining principal balance is considered to be fully collectible.

     TDRs are those loans for which the Company has granted a concession to a borrower experiencing financial difficulties without the receipt of additional compensation. TDRs generally occur as a result of loan modifications forced by personal bankruptcy court rulings, where the Company is required to reduce the remaining future principal and/or interest payments on a loan; or due to a borrower rolling an existing loan into a newly issued loan with extended terms. The Company expects borrowers whose loans have been modified under these situations to be able to meet their contractual obligations for the remaining term of the loan. As a result, the Company generally does not exceed the general allowance already recognized.

     Deferred Policy Acquisition Costs

     The costs of acquiring new and renewal business, after the effects of reinsurance, which vary with and are primarily related to the production of new and renewal business, are generally deferred to the extent recoverable from future premiums or expected gross profits. Deferrable costs include commissions, underwriting expenses and certain other selling and issue costs. Deferred policy acquisition costs (DAC) are subject to loss recognition and recoverability testing at least annually.

     For traditional life insurance, accident and health and group life insurance products, DAC are amortized with interest over the premium paying period in proportion to the ratio of annual premium revenues to ultimate premium revenues. The ultimate premium revenues are estimated based upon the same assumptions used to calculate the future policy benefits.

     For nontraditional life insurance products and deferred annuities, DAC are amortized with interest over the expected life of the contracts in relation to the present value of estimated gross profits from investment, mortality and expense, and lapse margins. The Company reviews actuarial assumptions used to project estimated gross profits, such as mortality, persistency, expenses, investment returns and separate account returns, periodically throughout the year. These assumptions reflect the Company's best estimate of future experience.

     For future separate account returns, the Company utilizes a mean reversion process. The Company determines an initial starting date (anchor date) to which a long-term separate account return assumption is applied in order to project an estimated mean return. The Company's future long-term separate account return assumption was 8% at December 31, 2011 and 2010. Factors regarding economic outlook and management's current view of the capital markets along with a historical analysis of long-term investment returns were considered in developing the Company's long-term separate account return assumption. If the actual separate account return varies from the long-term assumption, a modified yield assumption is projected over the next five years such that the mean return equals the long-term assumption. The modified yield assumption is not permitted to be negative or in excess of 15% during the five-year reversion period.

     Changes in assumptions can have a significant impact on the amount of DAC reported for nontraditional life insurance products and deferred annuities, and the related amortization patterns. In the event actual experience differs from expected experience or future assumptions are revised to reflect management's new best estimate, the Company records an increase or decrease in DAC amortization expense, which could be significant. Any resulting impact to financial results from a change in an assumption is included in amortization of DAC on the consolidated statements of operations.

     DAC are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as disclosed in note 20. The adjustment represents the changes in amortization that would have been recorded had such unrealized amounts been realized. This adjustment is recorded through accumulated other comprehensive income (loss) on the consolidated balance sheets.

     The Company assesses internal replacements on insurance contracts to determine whether such modifications significantly change the contract terms. An internal replacement represents a modification in product benefits, features, rights or coverages that occurs by the exchange of an insurance contract for a new insurance contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. If the modification substantially changes the contract, the remaining DAC on the original contract are immediately expensed and any new DAC on the replacement contract are deferred. If the contract modification does not substantially change the contract, DAC amortization on the original contract continues and any new acquisition costs associated with the modification are immediately expensed.

     Sales Inducements

     The Company defers sales inducements and amortizes them over the life of the policy utilizing the same methodology and assumptions used to amortize DAC. Deferred sales inducements are included in other assets on the consolidated balance sheets. The Company offers sales inducements for individual annuity products that credits the policyholder with a higher interest rate than the normal general account interest rate for the first year of the deposit and another sales inducement that offers an upfront bonus on variable annuities. Changes in deferred sales inducements for the periods ended December 31 were as follows:

                                     2011      2010
                                   -------   -------
Balance at beginning of year       $11,415   $10,292
Capitalization                       3,105     3,226
Amortization and interest           (1,824)     (792)
Adjustment for unrealized losses      (845)   (1,311)
                                   -------   -------
Balance at end of year             $11,851   $11,415
                                   =======   =======

     Goodwill and Other Intangible Assets

     In connection with acquisitions of operating entities, the Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized. The Company may choose to perform a qualitative assessment in which the Company determines if the fair value of the reporting unit is, more likely than not, greater than the carrying value of the reporting unit. If the fair value of the reporting unit is, more likely than not, greater than the carrying value of the reporting unit, no further review or testing is required. If the fair value of the reporting entity is not, more likely than not, greater than the carrying value of the reporting unit, or if the Company chooses not to perform a qualitative assessment, the goodwill is tested for impairment at the reporting unit level. Prior to 2011, goodwill was tested for impairment at the reporting unit level.

     The assessment or testing of goodwill is performed at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. When the Company chooses to perform or determines that testing is required, the fair value of the reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data, when available. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

     The Company also evaluates the recoverability of other intangible assets with finite useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the fair value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

     Software

     Computer software costs incurred for internal use are capitalized and amortized over a three to five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software and are included in property and equipment, net on the consolidated balance sheets. The Company had unamortized software costs of $43,983 and $39,051 as of December 31, 2011 and 2010, respectively, and amortized software expense of $16,290, $15,000 and $14,167 for the years ended December 31, 2011, 2010 and 2009, respectively.

     Property and Equipment

     Property and equipment are carried at cost, net of accumulated depreciation of $132,594 and $130,704 at December 31, 2011 and 2010, respectively. Buildings are depreciated over 40 years and equipment is generally depreciated over 5 to 10 years. Depreciation expense for the years ended December 31, 2011, 2010 and 2009, was $9,386, $10,016, and $11,715,
     respectively.

     Reinsurance

     Insurance liabilities are reported before the effects of ceded reinsurance. Reinsurance recoverables represent amounts due from reinsurers for paid and unpaid benefits, expense reimbursements, prepaid premiums and future policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums ceded and recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.

     Policyholder Liabilities

     Policy and contract account balances represent the net accumulation of funds associated with nontraditional life insurance products and deferred annuities. Additions to account balances include premiums, deposits and interest credited by the Company. Deductions to account balances include surrenders, withdrawals, benefit payments and charges assessed for the cost of insurance, policy administration and surrenders.

     Future policy and contract benefits are comprised of reserves for traditional life insurance, group life insurance, accident and health products, and guarantees on certain deferred annuity contracts. The reserves were calculated using the net level premium method based upon assumptions regarding investment yield, mortality, morbidity and withdrawal rates determined at the date of issue, commensurate with the Company's experience. Provision has been made in certain cases for adverse deviations from these assumptions. When estimating the expected gross margins for traditional life insurance products as of December 31, 2011, the Company has assumed an average rate of investment yields ranging from 3.77% to 5.07%.

     Future policy and contract benefits are adjusted to reflect the impact of unrealized gains and losses on securities as disclosed in note 20. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a required discount rate if the funds were reinvested at then current market interest rates instead of the then current effective portfolio rate implicit in the policy reserves.

     Pending policy and contract claims primarily represent amounts estimated for claims incurred but not reported and claims that have been reported but not settled. Such liabilities are estimated based upon the Company's historical experience and other actuarial assumptions that consider current developments and anticipated trends.

     Other policyholder funds are comprised of dividend accumulations, premium deposit funds and supplementary contracts without life contingencies.

     Participating Business

     Dividends on participating policies and other discretionary payments are declared by the Board of Directors based upon actuarial determinations, which take into consideration current mortality, interest earnings, expense factors and federal income taxes. Dividends are recognized as expenses consistent with the recognition of premiums. At December 31, 2011 and 2010, the total participating business in force was $2,123,217 and $1,999,977, respectively. As a percentage of total life insurance in force, participating business in force represents 0.4% at both December 31, 2011 and 2010.

     Income Taxes

     The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

     Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the consolidated financial statements. Any such change could significantly affect the amounts reported on the consolidated statements of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

     The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable as a result of taxable operations for the current year.

(3)  RISKS

     The following is a description of the significant risks facing the Company:

     CREDIT AND CASH FLOW ASSUMPTION RISK:

     Credit and cash flow assumption risk is the risk that issuers of investment securities, mortgagees on mortgage loans or other parties, including reinsurers and derivatives counterparties, default on their contractual obligations or experience adverse changes to the contractual cash flow streams. The Company attempts to minimize the adverse impact of this risk by monitoring portfolio diversification by asset class, creditor, industry, and by complying with investment limitations governed by state insurance laws and regulations as applicable. The Company also considers relevant objective information available in estimating the cash flows related to structured securities. The Company monitors and manages exposures, determines whether securities are impaired or loans are deemed uncollectible, and takes charges in the period such assessments are made.

     Following below is discussion regarding particular asset class concentration of credit risk:

     CONCENTRATION OF CREDIT RISK:

          CASH AND CASH EQUIVALENTS:

          Certain financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in investment grade securities and limits the amount of credit exposure with any one institution.

          FINANCIAL INSTRUMENTS:

          Management attempts to limit the concentration of credit risk with respect to mortgages, fixed maturity securities, and other invested assets by diversifying the geographic base and industries of the underlying issuers. This diversity is an integral component of the portfolio management process.

          Management attempts to achieve equity security diversification through the use of style diversification and through limiting exposure to a single issuer. Alternative investment diversification is sought by dividing the portfolio between direct venture company funds, mezzanine debt funds and hedge and other types of alternative instruments. In addition, this portfolio is managed by diversifying industry sectors to limit exposure to any one type of fund.

          DERIVATIVES:

          The Company executes derivative transactions with ongoing counterparty exposure exclusively with highly rated counterparties. Should the rating of a derivative counterparty drop, the Company may require the counterparty to post collateral. The aggregate counterparty exposure for a single non-qualified counterparty is limited to 1% of admitted assets for AAA rated counterparties and 0.75% of admitted assets for A or AA rated counterparties. The aggregate counterparty exposure to all non-qualified counterparties is limited to 3% of admitted assets. Admitted assets in this context are defined as the Company's admitted assets as defined by Statutory Accounting guidance authored by the National Association of Insurance Commissioners (NAIC).

          The Company does not anticipate nonperformance by any of its derivative instrument counterparties. The Company is required to pledge collateral in order to trade in futures contracts. The Company maintains ownership of pledged securities at all times.

          The Company attempts to minimize the adverse impact of any exposure to potential loss in the event of credit default by the Company's futures contracts by the fact that the futures contracts are exchange-traded instruments and if the broker could not perform its intermediary obligations concerning the Company's futures contracts, these contracts could be transferred to a new broker with little or no financial impact to the Company.

     EQUITY MARKET RISK:

     Equity market risk is the risk that significant adverse fluctuations in the equity market can affect financial results. Risks may include, but are not limited to, potential impairments to equity security holdings, changes in the amount of fee revenue a company may be able to realize from its separate account assets, impacting estimations of future profit streams from variable products or increasing potential claims under certain contracts with guaranteed minimum benefit features and, as discussed in credit risk above, investing in equity securities as a part of the insurance company investment portfolio.

     As of December 31, 2011, approximately 96.8% of separate account assets were invested in equity investments across the Company's variable product offerings. The Company attempts to minimize the adverse impact of this risk with its product offerings in traditional insurance products, which do not expose fee revenue to equity market risk and by collecting fee revenue on a transactional or annual basis rather than an asset-based basis.

     The Company holds derivative instruments in its efforts to minimize the adverse impact of equity market risks embedded within certain individual annuity and life products.

     As discussed above, the Company monitors its overall exposure to the equity market and attempts to maintain a diversified investment portfolio limiting its exposure to any single issuer.

     FOREIGN CURRENCY RISK:

     Foreign currency risk is the risk that the price of foreign currency denominated contracts may change significantly prior to the completion of investment transactions. The Company utilizes short-duration spot forward contracts in its efforts to minimize the adverse impact of foreign currency exchange rate risk inherent in the elapsed time between trade processing and trade settlement in its international equity portfolios.

     INTEREST RATE RISK:

     Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments relative to the value of its liabilities. In a declining or low interest rate environment, the Company is generally not able to reinvest at comparable yields. Lower interest rates could also result in lower net investment income, guaranteed crediting rates on certain products and increased pension and other postretirement benefit obligations due to a decreased discount rate assumption. The Company attempts to minimize the adverse impact of this risk by maintaining a diversified portfolio of investments and monitoring cash flow patterns in order to approximately match the expected maturity of its liabilities, by employing disciplined new product development procedures and by offering a wide range of products and by operating throughout the United States.

     LEGAL/REGULATORY RISK:

     Legal or regulatory risk is the risk that changes in the legal or regulatory environment in which an insurer operates could result in increased competition, reduced demand for a company's products, or additional unanticipated expenses in the pricing of a company's products. The Company attempts to minimize the adverse impact of this risk by offering a wide range of products and by operating throughout the United States. The Company specifically monitors its risk toward any one particular product or particular jurisdictions. The Company employs compliance practices that identify and assist in minimizing the adverse impact of this risk.

     MORTALITY RISK:

     Mortality risk is the risk that overall life expectancy assumptions used by the Company in the pricing of its life insurance and annuity products prove to be too aggressive. This situation could occur, for example, as a result of pandemics, terrorism, natural disasters, or acts of war. The Company's main strategy to reduce this risk is to limit the concentration of mortality risk through geographical diversification and the purchase of reinsurance.

     RATINGS RISK:

     Ratings risk is the risk that rating agencies change their outlook or rating of the Company or a subsidiary of the Company, where such change or changes in the Company's underlying business or a combination of both could negatively impact the Company. The Company employs a strategic planning process, disciplined new product procedures, monitors its risk-based capital and other capital ratios for adequacy and maintains regular communications with the rating agencies in its efforts to minimize the adverse impact of this risk.

     REINSURANCE RISK:

     Reinsurance risk is the risk that reinsurance companies, where a company has ceded a portion of its underwriting risk, may default on their obligation. The Company has entered into certain reinsurance contracts to cede a portion of its life and health business. The Company established a trust agreement when assets connected to the ceding of its Individual Disability line of business were sold. The assets in the trust are actively monitored for potential credit risk and are replaced as necessary. The Company also monitors the ratings of reinsurance companies it chooses to cede risk to and follows up on any outstanding balances with reinsurance companies.

(4)  NEW ACCOUNTING PRONOUNCEMENTS

     In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-11 (ASU 2011-11), Balance Sheet (Topic
     210): Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose information about offsetting and related arrangements. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect the adoption of ASU 2011-11 to have a material impact to its consolidated results of operations and financial position and will include the required disclosures in its notes to consolidated financial statements.

     In September 2011, the FASB issued Accounting Standards Update 2011-08 (ASU 2011-08), Intangibles - Goodwill and Other (Topic 350): Testing of Goodwill for Impairment, which gives entities the option of performing a qualitative assessment before calculating the fair value of the reporting unit required in Step 1 under current guidance. After performing the qualitative assessment, if the entity determines that the fair value of the reporting entity is, more likely than not, greater than the carrying value of the reporting unit, no further testing is required. If an entity determines otherwise, then it would be required to perform Step 1 and potentially Step 2 of the two-step impairment testing model. ASU 2011-08 is effective for goodwill impairment tests performed for years beginning after December 15, 2011, with early adoption permitted. The Company chose to early adopt ASU 2011-08 in 2011. There was no material impact to its consolidated results of operations and financial position upon adoption.

     In June 2011, the FASB issued Accounting Standards Update 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which eliminates the presentation options contained in current guidance and instead requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that show the components of net income and other comprehensive income, including adjustments for items that are reclassified from other comprehensive income to net income. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued Accounting Standards Update 2011-12 (ASU 2011-12), Comprehensive Income (Topic 220):
     Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, which indefinitely defers the presentation of reclassification adjustments as required in ASU 2011-05. ASU 2011-05 is effective for non-public entities for reporting periods ending after December 15, 2012 and is not expected to have a material impact to the Company's consolidated results of operations and financial position.

     In May 2011, the FASB issued Accounting Standards Update 2011-04 (ASU 2011-04), Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. ASU 2011-04 is effective for non-public entities for annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this new guidance to its consolidated results of operations and financial position.

     In April 2011, the FASB issued Accounting Standards Update 2011-02 (ASU 2011-02), Receivables (Topic 310): A Creditor's Determining of Whether a Restructuring Is a Troubled Debt Restructuring, which clarifies when creditors should classify a loan modification as a troubled debt restructuring (TDR). ASU 2011-02 is effective for non-public entities for reporting periods ending after December 15, 2012. The Company is currently evaluating the impact of this new guidance to its consolidated results of operations and financial position.

     In December 2010, the FASB issued Accounting Standards Update 2010-28 (ASU 2010-28), Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, which requires an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for non-public entities for reporting periods ending after December 15, 2011. The Company had no material impact to its consolidated results of operations and financial position due to the adoption of ASU 2010-28.

     In October 2010, the FASB issued Accounting Standards Update 2010-26 (ASU 2010-26), Financial Services - Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts, which clarifies the types of costs that can be capitalized in the successful acquisition of new or renewal insurance contracts. Capitalized costs should include incremental direct costs of contract acquisition, as well as certain costs related directly to acquisition activities such as underwriting, policy issuance and processing, medical and inspection and sales force contract selling. ASU 2010-26 will be effective for fiscal years beginning after December 31, 2011 with retrospective application permitted but not required. The Company will adopt this guidance effective January 1, 2012 and expects to apply the retrospective method of adoption. The Company is currently evaluating the impact of this new guidance to its consolidated results of operations and financial position.

     In July 2010, the FASB issued Accounting Standards Update 2010-20 (ASU 2010-20), Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowances for Credit Losses which requires additional disclosures about the credit quality of financing receivables, such as aging information and credit quality indicators. In addition, disclosures must be disaggregated by portfolio segment or class based on how the Company develops its allowance for credit losses and how it manages its credit exposure. ASU 2010-20 is effective for non-public entities for reporting periods ending after December 15, 2011. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of ASU 2010-20 and has provided the required disclosures in notes 6 and 9.

     In April 2010, the FASB issued Accounting Standards Update 2010-15 (ASU 2010-15), Financial Services - Insurance (Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments, under which an insurance entity would not be required to consolidate a voting-interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, an insurance entity would not consider the interests held through separate accounts for the benefit of policyholders in the insurer's evaluation of its economics in a variable interest entity, unless the separate account contract holder is a related party. The Company had no material impact to its consolidated results of operations and financial position due to the adoption of ASU 2010-15.

     In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Additionally, this guidance requires disclosures about significant transfers between Level 1 and 2 measurement categories and separating the presentation of purchases, issuances, sales and settlements. This guidance was effective for periods beginning after December 15, 2009, except for the disclosures regarding the separation of the presentation of purchases, issuances, sales and settlements, which is effective for periods beginning after December 15, 2010. ASU 2010-06 was adopted by the Company effective January 1, 2010 with the exception of separating the presentation of purchases, sales and settlements. There was no impact to the Company's consolidated results of operations or financial position due to the adoption of this new guidance. The clarification of existing disclosure requirements about the level of disaggregation, inputs and valuation techniques is included within note 5 and 11. The Company adopted the required disclosure provisions of this new guidance relating to the separation of the presentation of purchases, issuances, sales and settlements effective January 1, 2011 which is included within note 5 and 11.

     In January 2010, the FASB issued Accounting Standards Update 2010-02 (ASU 2010-02), Consolidations (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary, which clarifies the accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity for periods ending on or after December 15, 2009. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of ASU 2010-02.

     In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value, which provides clarification for measuring the fair value in circumstances in which a quoted price in an active market for the identical liability is not available for periods beginning January 1, 2010. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of ASU 2009-05.

     In June 2009, the FASB issued guidance relating to special purpose entities changing the determination of the primary beneficiary of a variable interest entity (VIE) from a quantitative model to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. The guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the Company's involvement with VIEs on its financial statements for periods beginning after November 15, 2009. In February 2010, the FASB issued Accounting Standards Updated 2010-10 (ASU 2010-10), Consolidation, Amendments for Certain Investment Funds. This guidance indefinitely defers the consolidation requirements for reporting enterprises' interests in entities that have the characteristics of investment companies and regulated money market funds. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of this new guidance and has provided the required disclosures in note 8.

     In June 2009, the FASB issued guidance relating to the accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interest. The guidance also requires additional disclosures about a transferor's financial assets that have been accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor's assets that continue to be reported on the consolidated balance sheets for periods beginning after November 15, 2009. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of this new guidance.

(5)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial Assets and Financial Liabilities Reported at Fair Value

     The fair value of the Company's financial assets and financial liabilities has been determined using available market information as of December 31, 2011 and 2010. Although the Company is not aware of any factors that would significantly affect the fair value of financial assets and financial liabilities, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses the market approach which utilizes process and other relevant information generated by market transactions involving identical or comparable assets or liabilities. To a lesser extent, the Company also uses the income approach which uses discounted cash flows to determine fair value. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's estimates about the assumptions market participants would use in valuing financial assets and financial liabilities based on the best information available in the circumstances.

     The Company is required to categorize its financial assets and financial liabilities recorded on the consolidated balance sheets according to a three-level hierarchy. A level is assigned to each financial asset and financial liability based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

          Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities utilizing Level 1 valuations generally include U.S. Treasury securities, money-market funds, actively-traded U.S. and international equities, investments in mutual funds with quoted market prices, certain separate account assets, and listed derivatives.

          Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets and liabilities. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. government securities not backed by the full faith of the U.S. government, publicly traded corporate fixed maturity securities, structured notes, municipal fixed maturity securities, certain mortgage and asset-backed securities, certain separate account assets, and certain derivatives.

          Level 3 - Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets or liabilities. The types of assets and liabilities utilizing Level 3 valuations generally include certain mortgage and asset backed securities, certain privately placed corporate fixed maturity securities and certain derivatives, including embedded derivatives associated with living benefit guarantees and equity-indexed features on certain life and annuity contracts.

     The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset or liability to be reclassified to a lower level.

     Inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

     The following tables summarize the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

                                                                            DECEMBER 31, 2011
                                                            -------------------------------------------------
                                                              LEVEL 1       LEVEL 2     LEVEL 3      TOTAL
                                                            -----------   ----------   --------   -----------
Fixed maturity securities, available-for-sale:
   U.S. government securities                               $   176,608   $       --   $     --   $   176,608
   Agencies not backed by the full faith and credit of
      the U.S. government                                            --       93,947         --        93,947
   Foreign government securities                                     --       54,066         --        54,066
   Corporate securities                                              --    5,296,134    811,398     6,107,532
   Asset-backed securities                                           --      348,460    132,336       480,796
   CMBS                                                              --      942,354         11       942,365
   RMBS                                                              --    2,207,075      1,027     2,208,102
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities, available-for-sale       176,608    8,942,036    944,772    10,063,416
Equity securities, available-for-sale                           203,936           --          3       203,939
Fixed maturity securities on loan:
   U.S. government securities                                    53,350           --         --        53,350
   Corporate securities                                              --       12,876         --        12,876
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities on loan                    53,350       12,876         --        66,226
Equity securities on loan                                         6,937           --         --         6,937
Derivative instruments:
   TBA derivative instruments                                        --       30,433         --        30,433
   Other derivative instruments                                      10       86,863         --        86,873
                                                            -----------   ----------   --------   -----------
      Total derivative instruments                                   10      117,296         --       117,306
                                                            -----------   ----------   --------   -----------
         Total investments                                      440,841    9,072,208    944,775    10,457,824
Cash equivalents                                                247,470        1,350         --       248,820
Securities held as collateral                                    23,001       20,891         --        43,892
Separate account assets (1)                                  12,056,550      484,813         --    12,541,363
                                                            -----------   ----------   --------   -----------
         Total financial assets                             $12,767,862   $9,579,262   $944,775   $23,291,899
                                                            ===========   ==========   ========   ===========

Policy and contract account balances (2)                    $        --   $       --   $ 35,469   $    35,469
Future policy and contract benefits (2)                              --           --     81,183        81,183
Derivative instruments                                              105        9,779         --         9,884
Securities lending collateral                                    23,001       37,769         --        60,770
                                                            -----------   ----------   --------   -----------
         Total financial liabilities                        $    23,106   $   47,548   $116,652   $   187,306
                                                            ===========   ==========   ========   ===========

(1) Separate account liabilities are set equal to the fair value of separate account assets as prescribed by GAAP accounting guidance.

(2) Policy and contract account balances and future policy and contract benefits balances reported in this table relate to embedded derivatives associated with living benefit guarantees and equity-indexed features on certain annuity and life insurance products. The Company's guaranteed minimum withdrawal benefits, guaranteed annuity payout floor, and equity-indexed annuity and life products are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host contract and recognized at fair value.

     The following tables summarize the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

                                                                            DECEMBER 31, 2010
                                                            -------------------------------------------------
                                                              LEVEL 1       LEVEL 2     LEVEL 3      TOTAL
                                                            -----------   ----------   --------   -----------
Fixed maturity securities, available-for-sale:
   U.S. government securities                               $   147,421   $       --   $     --   $   147,421
   Agencies not backed by the full faith and credit of
      the U.S. government                                            --       17,310         --        17,310
   Foreign government securities                                     --       50,245         --        50,245
   Corporate securities                                              --    4,609,052    816,277     5,425,329
   Asset-backed securities                                           --      352,370    167,659       520,029
   CMBS                                                              --      963,692         27       963,719
   RMBS                                                              --    2,013,532      2,466     2,015,998
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities, available-for-sale       147,421    8,006,201    986,429     9,140,051
Equity securities, available-for-sale                           206,816           --          4       206,820
Fixed maturity securities on loan:
   U.S. government securities                                    29,879           --         --        29,879
   Agencies not backed by the full faith and credit of
      the U.S. government                                            --        6,180         --         6,180
   Corporate securities                                              --       16,004         --        16,004
   Asset-backed securities                                           --        2,008         --         2,008
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities on loan                    29,879       24,192         --        54,071
Equity securities on loan                                        10,284           --         --        10,284
Derivative instruments:
   TBA derivative instruments                                        --      124,840         --       124,840
   Other derivative instruments                                   1,174       39,276         --        40,450
                                                            -----------   ----------   --------   -----------
      Total derivative instruments                                1,174      164,116         --       165,290
                                                            -----------   ----------   --------   -----------
         Total investments                                      395,574    8,194,509    986,433     9,576,516
Cash equivalents                                                287,162        7,087         --       294,249
Securities held as collateral                                        --       33,274         --        33,274
Separate account assets (1)                                  12,715,998      483,638         --    13,199,636
                                                            -----------   ----------   --------   -----------
         Total financial assets                             $13,398,734   $8,718,508   $986,433   $23,103,675
                                                            ===========   ==========   ========   ===========

Policy and contract account balances (2)                    $        --   $       --   $ 35,301   $    35,301
Future policy and contract benefits (2)                              --           --     20,577        20,577
Derivative instruments                                              700        9,140         --         9,840
Securities lending collateral                                        --       51,758         --        51,758
                                                            -----------   ----------   --------   -----------
         Total financial liabilities                        $       700   $   60,898   $ 55,878   $   117,476
                                                            ===========   ==========   ========   ===========

(1) Separate account liabilities are set equal to the fair value of separate account assets as prescribed by GAAP accounting guidance.

(2) Policy and contract account balances and future policy and contract benefits balances reported in this table relate to embedded derivatives associated with living benefit guarantees and equity-indexed features on certain annuity and life insurance products. The Company's guaranteed minimum withdrawal benefits, guaranteed annuity payout floor, and equity-indexed annuity and life products are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host contract and recognized at fair value.

     The methods and assumptions used to estimate the fair value of financial assets and liabilities are summarized as follows:

     FIXED MATURITY SECURITIES, AVAILABLE-FOR-SALE AND ON LOAN

     When available, fair values of fixed maturity are based on quoted market prices of identical assets in active markets and are reflected in Level 1.

     When quoted prices are not available, the Company's priority is to obtain prices from third party pricing services. The Company generally receives prices from multiple pricing services and maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Prices are reviewed by affiliated asset managers and management to validate reasonability. Fixed maturity securities with validated prices from pricing services are generally reflected in Level 2. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

     For fixed maturity securities where quoted market prices are not available or the Company concludes the pricing information received from third party pricing services is not reflective of market activity - generally private placement securities, securities that do not trade regularly and embedded derivatives included in such securities - an internally developed matrix pricing model using a commercial software application is used. The matrix pricing model is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield, liquidity premium, any adjustments for known credit risk, and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. Fixed maturity securities valued using internally developed pricing models are reflected in Level 3.

     As of December 31, 2011, 90.3% of fixed maturity fair values were obtained from third party pricing services and 9.7% from the internal methods described above. As of December 31, 2010, 89.1% of fixed maturity fair values were obtained from third party pricing services and 10.9% from the internal methods described above.

     EQUITY SECURITIES, AVAILABLE-FOR-SALE AND ON LOAN

     The Company's equity securities consist primarily of investments in common stock of publicly traded companies. The fair values of equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1. The Company carries a small amount of non-exchange traded equity securities classified within Level 3.

     DERIVATIVE INSTRUMENTS

     Derivative instrument fair values are based on quoted market prices when available. If a quoted market price is not available, fair value is estimated using current market assumptions and modeling techniques, which are then compared with quotes from counterparties.

     The majority of the Company's derivative positions are traded in the over-the-counter (OTC) derivative market and are classified as Level 2. The fair values of most OTC derivatives are determined using discounted cash flow pricing models. The significant inputs to the pricing models are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. In general, OTC derivatives are compared to an outside broker quote when available and are reviewed in detail through the Company's valuation oversight group.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

     CASH EQUIVALENTS

     Cash equivalents include money market instruments and highly rated commercial paper. Money market instruments are generally valued using unadjusted quoted prices in active markets and are reflected in Level 1. The remaining instruments are typically not traded in active markets and their fair values are based on market observable inputs and, accordingly, have been classified as Level 2.

     INVESTMENTS IN POOLED SEPARATE ACCOUNTS

     Investments in pooled separate accounts are stated at the corresponding unit value of the pooled separate account, which represents fair value. The estimated fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account and are generally based on quoted market prices. Assets within the Company's separate accounts include direct investments in mutual funds, cash and cash equivalents and equity securities, which are included in Level 1. Additionally there are certain pooled separate accounts where the fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in the active market for identical or similar assets. These types of separate account assets include investments in fixed maturity securities and money market mutual funds which are included in Level 2.

     POLICY AND CONTRACT ACCOUNT BALANCES AND FUTURE POLICY AND CONTRACT ACCOUNT BENEFITS

     Policy and contract account balances and future policy and contract account benefits include liabilities for living benefit guarantees and equity-indexed features on certain annuity contracts and life insurance policies accounted for as embedded derivatives. These guarantees take the form of guaranteed withdrawal and income benefits on variable annuities, a guaranteed payout floor on a variable payout annuity, and equity linked interest credits on both fixed annuity and fixed universal life products.

     The fair value for embedded derivatives is estimated using the present value of future benefits less the present value of future fees over the expected lives of the contracts using various capital market and actuarial assumptions. The cash flows are projected under multiple capital market scenarios using observable risk free rates. The valuation of these embedded derivatives includes an adjustment for the Company's own credit risk and other non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to peer companies' debt ratings and the Company's own claims paying ability.

     Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience. Since many of the assumptions utilized in the valuation of embedded derivatives associated with the company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuations, the liability has been reflected within Level 3.

     The following tables provide a summary of changes in fair value of Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2011:

                                                       TOTAL REALIZED
                                                    AND UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN:
                                                   ---------------------
                                                                          TRANSFERS  TRANSFERS   PURCHASES,
                                       BALANCE AT    NET       OTHER        IN TO      OUT OF    SALES AND     BALANCE
                                        BEGINNING  INCOME  COMPREHENSIVE   LEVEL 3    LEVEL 3   SETTLEMENTS,   AT END
                                         OF YEAR     (1)       INCOME        (2)        (2)        NET (3)     OF YEAR
                                       ----------  ------  -------------  ---------  ---------  ------------  --------
Corporate securities                    $816,277   $  99      $ 8,314      $14,513    $    --     $(27,805)   $811,398
Asset-backed securities                  167,659       5       (1,323)          --     (9,176)     (24,829)    132,336
CMBS                                          27      --           (1)          --         --          (15)         11
RMBS                                       2,466    (167)       1,122           --         --       (2,394)      1,027
                                        --------   -----      -------      -------    -------     --------    --------
   Total fixed maturity securities,
      available-for-sale                 986,429     (63)       8,112       14,513     (9,176)     (55,043)    944,772
Equity securities, available-for-sale          4       4           (1)          --         --           (4)          3
                                        --------   -----      -------      -------    -------     --------    --------
      Total financial assets            $986,433   $ (59)     $ 8,111      $14,513    $(9,176)    $(55,047)   $944,775
                                        ========   =====      =======      =======    =======     ========    ========

(1) The amounts included in this column are reported in net realized investment gains on the consolidated statements of operations.

(2) Transfers in to/out of Level 3 are primarily due to the availability of quoted market prices or changes in the Company's conclusion that pricing information received from a third party pricing service is not reflective of market activity.

(3) The table below provides the bifurcation of the net purchases, sales and settlements.

     The following table provides the bifurcation of the net purchases, sales and settlements during the year ended December 31, 2011:

                                                                         PURCHASES,
                                                                          SALES AND
                                                                        SETTLEMENTS,
                                       PURCHASES   SALES   SETTLEMENTS       NET
                                       ---------  -------  -----------  ------------
Corporate securities                    $75,300   $(3,686)  $ (99,419)    $(27,805)
Asset-backed securities                     806      (275)    (25,360)     (24,829)
CMBS                                         --        --         (15)         (15)
RMBS                                        144    (1,840)       (698)      (2,394)
                                        -------   -------   ---------     --------
   Total fixed maturity securities,
      available-for-sale                 76,250    (5,801)   (125,492)     (55,043)
Equity securities, available-for-sale        --        (4)         --           (4)
                                        -------   -------   ---------     --------
      Total financial assets            $76,250   $(5,805)  $(125,492)    $(55,047)
                                        =======   =======   =========     ========

     Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2011.

     The following tables provide a summary of changes in fair value of Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2010:

                                                       TOTAL REALIZED
                                                    AND UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN:
                                                   ----------------------
                                                                           TRANSFERS  TRANSFERS   PURCHASES,
                                       BALANCE AT    NET        OTHER        IN TO      OUT OF    SALES AND     BALANCE
                                        BEGINNING   INCOME  COMPREHENSIVE   LEVEL 3    LEVEL 3   SETTLEMENTS,   AT END
                                         OF YEAR     (1)        INCOME        (2)        (2)          NET       OF YEAR
                                       ----------  -------  -------------  ---------  ---------  ------------  --------
Corporate securities                    $761,786   $(3,505)    $25,555      $    --   $     --     $ 32,441    $816,277
Asset-backed securities                  194,454        32       3,073       17,379    (25,420)     (21,859)    167,659
CMBS                                          89        --          (2)          --         --          (60)         27
RMBS                                       4,675       238       1,339           --       (645)      (3,141)      2,466
                                        --------   -------     -------      -------   --------     --------    --------
   Total fixed maturity securities,
      available-for-sale                 961,004    (3,235)     29,965       17,379    (26,065)       7,381     986,429
Equity securities, available-for-sale          9       (15)         19           --         --           (9)          4
                                        --------   -------     -------      -------   --------     --------    --------
      Total financial assets            $961,013   $(3,250)    $29,984      $17,379   $(26,065)    $  7,372    $986,433
                                        ========   =======     =======      =======   ========     ========    ========

(1) The amounts included in this column are reported in net realized investment gains on the consolidated statements of operations.

(2) Transfers in to/out of Level 3 are primarily due to the availability of quoted market prices or changes in the Company's conclusion that pricing information received from a third party pricing service is not reflective of market activity.

     Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2010.

     There were no changes in unrealized gains (losses) included in net income related to assets held as of December 31, 2011 and 2010.

     The following tables provide a summary of changes in fair value of Level 3 financial liabilities held at fair value on a recurring basis during the year ended December 31, 2011:

                                                TOTAL REALIZED
                                            AND UNREALIZED (GAINS)
                                              LOSSES INCLUDED IN:
                                            ----------------------
                                BALANCE AT    NET        OTHER      TRANSFERS  TRANSFERS                BALANCE
                                 BEGINNING   INCOME  COMPREHENSIVE    IN TO      OUT OF                 AT END
                                  OF YEAR     (1)        INCOME      LEVEL 3    LEVEL 3   SETTLEMENTS   OF YEAR
                                ----------  -------  -------------  ---------  ---------  -----------  --------
Policy and contract account
   balances                       $35,301   $   168       $--          $--        $--        $  --     $ 35,469
Future policy and contract
   benefits                        20,577    60,999        --           --         --         (393)      81,183
                                  -------   -------       ---          ---        ---        -----     --------
   Total financial liabilities    $55,878   $61,167       $--          $--        $--        $(393)    $116,652
                                  =======   =======       ===          ===        ===        =====     ========

(1) The amounts in this column related to future policy and contract benefits are reported as losses within net realized investment gains on the consolidated statements of operations and the amounts related to the policy and contract account balances are reported as losses within policyholder benefits on the consolidated statements of operations.

     The following tables provide a summary of changes in fair value of Level 3 financial liabilities held at fair value on a recurring basis during the year ended December 31, 2010:

                                                TOTAL REALIZED
                                            AND UNREALIZED (GAINS)
                                              LOSSES INCLUDED IN:
                                            ----------------------
                                                                                           ISSUANCES,
                                BALANCE AT    NET        OTHER      TRANSFERS  TRANSFERS   SALES AND    BALANCE
                                 BEGINNING   INCOME  COMPREHENSIVE    IN TO      OUT OF   SETTLEMENTS,   AT END
                                  OF YEAR     (1)        INCOME      LEVEL 3    LEVEL 3       NET       OF YEAR
                                ----------  -------  -------------  ---------  ---------  ------------  -------
Policy and contract account
   balances                       $13,114   $22,187       $--          $--        $--        $  --      $35,301
Future policy and contract
   benefits                        30,999    (9,867)       --           --         --         (555)      20,577
                                  -------   -------       ---          ---        ---        -----      -------
   Total financial liabilities    $44,113   $12,320       $--          $--        $--        $(555)     $55,878
                                  =======   =======       ===          ===        ===        =====      =======

(1) The amounts in this column related to future policy and contract benefits are reported as gains within net realized investment gains on the consolidated statements of operations and the amounts related to the policy and contract account balances are reported as losses within policyholder benefits on the consolidated statements of operations.

     The change in unrealized (gains) losses included in net income related to liabilities held as of December 31, 2011 was $(61,778), of which $61,550 was included in net realized investment gains and $228 was included in policyholder benefits on the consolidated statements of operations. The change in unrealized (gains) losses included in net income related to liabilities held as of December 31, 2010 was $(13,405), of which $(8,975) was included in net realized investment gains and $22,380 was included in policyholder benefits on the consolidated statements of operations.

     The following tables summarize the Company's financial assets measured at fair value on a non-recurring basis:

                                         DECEMBER 31, 2011
                               ------------------------------------
                               LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
                               -------   -------   -------   ------
Other invested assets:
   Real estate held for sale     $--       $--      $5,200   $5,200
                                 ---       ---      ------   ------
     Total financial assets      $--       $--      $5,200   $5,200
                                 ===       ===      ======   ======

                                         DECEMBER 31, 2010
                               ------------------------------------
                               LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
                               -------   -------   -------   ------
Other invested assets:
   Real estate held for sale     $--       $--      $8,400   $8,400
                                 ---       ---      ------   ------
     Total financial assets      $--       $--      $8,400   $8,400
                                 ===       ===      ======   ======

     Real estate held for sale represents commercial real estate acquired in satisfaction of mortgage loan debt. The estimated fair value is obtained from third-party appraisals for each of the acquired properties less estimated costs to sell. The estimated fair value is categorized as Level 3 due to lack of transparency and unobservability in collateral valuation.

     Financial Assets and Financial Liabilities Reported at Other Than Fair
     Value

     The Company uses various methods and assumptions to estimate the fair value of financial assets and financial liabilities that are not carried at fair value on the consolidated balance sheets.

     Fair values of mortgage loans are based upon matrix pricing and discounted cash flows which may not necessarily equal the exit price a market participant would pay for the loan. The carrying amounts for finance receivables, policy loans, and alternative investments approximate the assets' fair values.

     The interest rates on finance receivables outstanding as of December 31, 2011 and 2010 are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturities and security.

     The fair values of deferred annuities and other fund deposits, which have guaranteed interest rates and surrender charges, are estimated to be the amount payable on demand as of December 31, 2011 and 2010 as those investment contracts have no defined maturity, are similar to a deposit liability and are based on the current interest rate environment relative to the guaranteed interest rates. The amount payable on demand equates to the account balance less applicable surrender charges. Contracts without guaranteed interest rates and surrender charges have fair values equal to their accumulation values plus applicable market value adjustments.

     The fair values of supplementary contracts without life contingencies and annuity certain contracts are calculated using discounted cash flows, based on interest rates currently offered for similar products with maturities consistent with those remaining for the contracts being valued.

     The fair value of notes payable is estimated using rates currently available to the Company for debt with similar terms and remaining maturities.

     The carrying amounts and fair values of the Company's financial instruments, which were classified as assets as of December 31, were as follows:

                                     2011                      2010
                           -----------------------   -----------------------
                            CARRYING       FAIR       CARRYING       FAIR
                             AMOUNT        VALUE       AMOUNT        VALUE
                           ----------   ----------   ----------   ----------
Mortgage loans, net        $1,417,147   $1,501,620   $1,276,154   $1,333,744
Finance receivables, net      215,899      215,899      197,856      197,856
Policy loans                  350,863      350,863      339,127      339,127
Alternative investments       447,351      447,351      506,294      506,294

     The carrying amounts and fair values of the Company's financial instruments, which were classified as liabilities as of December 31, were as follows:

                                     2011                       2010
                           -----------------------    ------------------------
                            CARRYING       FAIR        CARRYING        FAIR
                             AMOUNT        VALUE        AMOUNT        VALUE
                           ----------   ----------    ----------    ----------
Deferred annuities         $2,570,574   $2,721,392    $2,564,994    $2,742,477
Annuity certain contracts      88,496       95,616        82,974        87,647
Other fund deposits         1,802,146    1,813,250     1,702,694     1,705,162
Supplementary contracts
   without life
   contingencies               65,576       65,576        58,638        58,638
Notes payable                 120,000      122,351       120,000       122,179

(6)  INVESTMENTS

     Fixed Maturity and Equity Securities

     The Company's fixed maturity portfolio consists primarily of public and private corporate fixed maturity securities, mortgage and other asset backed securities, and U.S. Treasury and agency obligations.

     The carrying value of the Company's fixed maturity portfolio totaled $10,129,642 and $9,194,122 at December 31, 2011 and 2010, respectively.
     Fixed maturity securities represent 77.3% and 76.8% of total invested assets at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010 publicly traded fixed maturity securities comprised 80.2% and 78.6%, respectively, of the total fixed maturity portfolio.

     The Company invests in private placement fixed maturity securities to enhance the overall value of its portfolio, increase diversification and obtain higher yields than are possible with comparable publicly traded securities. Generally, private placement fixed maturity securities provide broader access to management information, strengthened negotiated protective covenants, call protection features and, frequently, improved seniority of collateral protection. Private placement securities generally are only tradable subject to restrictions by federal and state securities laws and are, therefore, less liquid than publicly traded fixed maturity securities.

     The Company holds CMBS that may be originated by single or multiple issuers, which are collateralized by mortgage loans secured by income producing commercial properties such as office buildings, multi-family dwellings, industrial, retail, hotels and other property types.

     The Company's RMBS portfolio consists of pass-through securities, which are pools of mortgage loans collateralized by single-family residences and primarily issued by government sponsored entities (E.G., GNMA, FNMA and FHLMC), and structured pass-through securities, such as collateralized mortgage obligations, that may have specific prepayment and maturity profiles and may be issued by either government sponsored entities or "private label" issuers. The Company's RMBS portfolio primarily contains loans made to borrowers with strong credit histories. The Company's portfolio consisted of $1,985,569 and $1,701,160 agency backed RMBS and $222,533 and $314,838 non-agency backed RMBS as of December 31, 2011 and 2010, respectively. The Company's RMBS portfolio also includes Alt-A mortgage loans to customers who have good credit ratings but have limited documentation for their source of income or some other standards used to underwrite the mortgage loan, and subprime residential loans to customers with weak credit profiles, including mortgages originated using relaxed mortgage-underwriting standards. The fair value of the Company's subprime securities as of December 31, 2011 was $49,882 with unrealized losses totaling $3,305. The fair value of the Company's subprime securities as of December 31, 2010 was $72,924 with unrealized losses totaling $11,021.

     The Company's asset-backed securities investment portfolio consists of securities collateralized by the cash flows of receivables relating to credit cards, automobiles, manufactured housing and other asset class loans.

     The equity securities portfolio is managed with the objective of capturing long-term capital gains with a moderate level of current income. The carrying value of the Company's equity security portfolio totaled $220,876 and $227,104 as of December 31, 2011 and 2010, respectively.

     The amortized cost, gross unrealized gains and losses, OTTI recognized in accumulated other comprehensive loss (AOCL) and fair value of fixed maturity and equity securities by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2011                              COST         GAINS       LOSSES     AOCL (1)    FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------   -----------
U.S. government securities                  $  141,479    $ 35,129     $    --     $     --   $   176,608
Agencies not backed by the full faith and
   credit of the U.S. government                88,831       5,323         207           --        93,947
Foreign government securities                   45,887       8,179          --           --        54,066
Corporate securities                         5,593,806     508,247       6,589      (12,068)    6,107,532
Asset-backed securities                        443,632      33,866       2,822       (6,120)      480,796
CMBS                                           900,498      41,653       3,771       (3,985)      942,365
RMBS                                         2,087,063     147,288       5,196       21,053     2,208,102
                                            ----------    --------     -------     --------   -----------
   Total fixed maturity securities,
      available-for-sale                     9,301,196     779,685      18,585       (1,120)   10,063,416
Equity securities - unaffiliated               188,197      30,260       4,518           --       213,939
                                            ----------    --------     -------     --------   -----------
      Total                                 $9,489,393    $809,945     $23,103     $ (1,120)  $10,277,355
                                            ==========    ========     =======     ========   ===========

(1) Amounts include net unrealized (gains) losses on OTTI fixed maturity securities subsequent to the impairment measurement date.

     The amortized cost, gross unrealized gains and losses, OTTI recognized in accumulated other comprehensive loss (AOCL) and fair value of fixed maturity and equity securities by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2010                              COST         GAINS       LOSSES     AOCL (1)    FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------   -----------
U.S. government securities                  $  130,044    $ 17,536     $   159     $     --    $  147,421
Agencies not backed by the full faith and
   credit of the U.S. government                16,010       1,690         390           --        17,310
Foreign government securities                   45,619       4,626          --           --        50,245
Corporate securities                         5,071,360     357,013      14,032      (10,988)    5,425,329
Asset-backed securities                        486,613      29,892       1,926       (5,450)      520,029
CMBS                                           951,026      28,347      10,790        4,864       963,719
RMBS                                         1,982,519      86,091      11,498       41,114     2,015,998
                                            ----------    --------     -------     --------    ----------
   Total fixed maturity securities,
      available-for-sale                     8,683,191     525,195      38,795       29,540     9,140,051
Equity securities - unaffiliated               185,274      32,886       1,340           --       216,820
                                            ----------    --------     -------     --------    ----------
      Total                                 $8,868,465    $558,081     $40,135     $ 29,540    $9,356,871
                                            ==========    ========     =======     ========    ==========

(1) Amounts include net unrealized (gains) losses on OTTI fixed maturity securities subsequent to the impairment measurement date.

     The amortized cost, gross unrealized gains and losses, OTTI recognized in AOCL and fair value of fixed maturity and equity securities on loan by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2011                              COST         GAINS       LOSSES       AOCL      FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------    ----------
U.S. government securities                    $52,305      $1,045         $--         $--       $53,350
Corporate securities                           11,612       1,264          --          --        12,876
                                              -------      ------         ---         ---       -------
   Total fixed maturity securities             63,917       2,309          --          --        66,226
Equity securities - unaffiliated                4,968       1,996          27          --         6,937
                                              -------      ------         ---         ---       -------
      Total                                   $68,885      $4,305         $27         $--       $73,163
                                              =======      ======         ===         ===       =======

     The amortized cost, gross unrealized gains and losses, OTTI recognized in AOCL and fair value of fixed maturity and equity securities on loan by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2010                              COST         GAINS       LOSSES       AOCL      FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------    ----------
U.S. government securities                    $28,288      $1,920        $329         $--       $29,879
Agencies not backed by the full faith and
   credit of the U.S. government                5,708         472          --          --         6,180
Corporate securities                           15,462         582          40          --        16,004
Asset-backed securities                         2,011          --           3          --         2,008
                                              -------      ------        ----         ---       -------
   Total fixed maturity securities             51,469       2,974         372          --        54,071
Equity securities - unaffiliated                8,624       1,689          29          --        10,284
                                              -------      ------        ----         ---       -------
      Total                                   $60,093      $4,663        $401         $--       $64,355
                                              =======      ======        ====         ===       =======

     The amortized cost and fair value of fixed maturity securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          AVAILABLE-FOR-SALE
                                                 AVAILABLE-FOR-SALE       SECURITIES ON LOAN
                                              ------------------------   -------------------
                                               AMORTIZED       FAIR      AMORTIZED     FAIR
                                                 COST         VALUE         COST      VALUE
                                              ----------   -----------   ---------   -------
Due in one year or less                       $  186,582   $   189,829    $    --    $    --
Due after one year through five years          2,045,122     2,208,086     32,015     32,198
Due after five years through ten years         3,017,822     3,328,953     17,359     17,903
Due after ten years                              620,477       705,285     14,543     16,125
                                              ----------   -----------    -------    -------
                                               5,870,003     6,432,153     63,917     66,226
Asset-backed and mortgage-backed securities    3,431,193     3,631,263         --         --
                                              ----------   -----------    -------    -------
   Total                                      $9,301,196   $10,063,416    $63,917    $66,226
                                              ==========   ===========    =======    =======

     The Company had certain investments with a reported fair value lower than the cost of the investments as follows:

                                                                   DECEMBER 31, 2011
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
Agencies not backed by the full faith
   and credit of the U.S. government    $ 10,166    $ 10,244     $   78      $  3,871    $  4,000     $   129
Corporate securities                     213,916     220,600      6,684         2,270       2,320          50
Asset-backed securities                   58,900      61,048      2,148         9,622      10,572         950
CMBS                                      71,251      73,380      2,129        64,346      70,769       6,423
RMBS                                      34,581      35,668      1,087       126,700     155,385      28,685
Equity securities - unaffiliated          41,903      46,191      4,288           559         789         230

                                                                   DECEMBER 31, 2010
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
U.S. government securities              $ 16,932    $ 17,091     $   159     $     --    $     --     $    --
Agencies not backed by the full faith
   and credit of the U.S. government       2,493       2,574          81        3,691       4,000         309
Corporate securities                     570,996     583,574      12,578       20,300      21,768       1,468
Asset-backed securities                   36,910      37,832         922       13,276      15,576       2,300
CMBS                                     106,988     110,344       3,356      108,353     130,546      22,193
RMBS                                     165,473     169,420       3,947      215,998     268,046      52,048
Equity securities - unaffiliated          16,948      18,072       1,124          880       1,096         216

     The Company had certain investments on loan with a reported fair value lower than the cost of the investments as follows:

                                                                   DECEMBER 31, 2011
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
Equity securities - unaffiliated          $476        $503         $27         $--         $--          $--

                                                                   DECEMBER 31, 2010
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
U.S. government securities               $18,776    $19,105       $329         $--         $--          $--
Corporate securities                       4,362      4,402         40          --          --           --
Asset-backed securities                    2,008      2,011          3          --          --           --
Equity securities - unaffiliated             210        239         29          --          --           --

     For fixed maturity securities in an unrealized loss position, the Company expects to collect all principal and interest payments. In determining whether an impairment is other than temporary, the Company evaluates its intent and need to sell a security prior to its anticipated recovery in fair value. The Company performs ongoing analysis of liquidity needs, which includes cash flow testing. Cash flow testing includes duration matching of the investment portfolio and policyholder liabilities. As of December 31, 2011, the Company does not intend to sell and does not believe that it will be required to sell investments with an unrealized loss prior to recovery.

     The following paragraphs summarize the Company's evaluation of investment categories with unrealized losses as of December 31, 2011.

     Agencies not backed by the full faith and credit of the U.S. government are normally impaired due to interest rates and not credit-related reasons. Although not backed by the full faith and credit of the U.S. government, these securities generally trade as if they are.

     Corporate security valuations are impacted by both interest rates and credit industry specific issues. The Company recognizes an OTTI due to credit issues if the Company feels the security will not recover in a reasonable period of time. Unrealized losses are primarily due to the interest rate environment and credit spreads.

     CMBS and RMBS are impacted by both interest rates and the value of the underlying collateral. The Company utilizes discounted cash flow models using outside assumptions to determine if an OTTI is warranted.

     The Company's RMBS portfolio primarily consists of residential mortgages to prime borrowers. The depressed U.S. housing market continues to impact the valuations across the entire asset class. As of December 31, 2011, 89.9% of the RMBS portfolio was invested in agency pass-through securities. At December 31, 2011, the Company had RMBS securities that were in an unrealized loss position for twelve months or longer. The fair values of these securities were 67.8% investment grade (BBB or better). Credit support for the RMBS holdings remains high.

     The Company's CMBS portfolio had initial ratings of AA or higher and are diversified by property type and geographic location. The Company's CMBS portfolio is primarily super senior and senior securities as opposed to mezzanine or below. Weaknesses in commercial real estate fundamentals have impacted most of the asset class and the Company has recognized OTTI when warranted. At December 31, 2011, the Company had CMBS securities that had been in an unrealized loss position for twelve months or longer. The fair values of these securities were 68.6% investment grade.

     Equity securities with unrealized losses at December 31, 2011 primarily represent highly diversified publicly traded equity securities that have positive outlooks for near-term future recovery.

     At December 31, 2011 and 2010, fixed maturity securities and cash equivalents with a carrying value of $19,128 and $19,295, respectively, were on deposit with various regulatory authorities as required by law.

     Mortgage Loans

     The Company underwrites commercial mortgages on general purpose income producing properties and the Company has defined its portfolio segment as the commercial mortgage loan portfolio in total with the class segments defined as office buildings, retail facilities, apartment, industrial and other properties. Geographic and property type diversification is also considered in analyzing investment opportunities, as well as property valuation and cash flow. The mortgage loan portfolio totaled $1,417,147 and $1,276,154 at December 31, 2011 and 2010, respectively.

     All of the Company's commercial mortgage loan investments are owned by Minnesota Life Insurance Company and are managed and serviced directly by an affiliate, Advantus Capital Management, Inc. (Advantus). The Company currently does not hold any condominium commercial mortgage loan, construction, mezzanine or land loan investments.

     The following table shows the composition of the Company's commercial mortgage loan portfolio, net of valuation allowances, by class as of December 31, 2011.

                       2011
                    ----------
Industrial          $  556,541
Office buildings       410,462
Retail facilities      226,595
Apartment              149,182
Other                   74,367
                    ----------
   Total            $1,417,147
                    ==========

     If information is obtained on commercial mortgage loans that indicate a potential problem (likelihood of the borrower not being able to comply with the present loan repayment terms), the loan is placed on an internal surveillance list, which is routinely monitored by the Company. Among the criteria that would indicate a potential problem are: borrower bankruptcies, major tenant bankruptcies, loan relief/restructuring requests, delinquent tax payments, late payments, and vacancy rates.

     A valuation allowance is established when it is probable that the Company will not be able to collect all amounts due under the contractual terms of the loan. The valuation allowance includes a specific allowance for loans that are determined to be non-performing and a general allowance for pools of loans that are on the surveillance list where a probable loss exists but cannot be specifically identified to a specific loan.

     The following table provides a summary of the valuation allowance for the mortgage loan portfolio for the years ended December 31:

                                           2011     2010    2009
                                         -------   ------   ----
Balance at beginning of year             $ 3,700   $  100   $ --
   Addition to (release of) allowance      1,830    3,600    100
   Write-downs, net of recoveries         (1,400)      --     --
                                         -------   ------   ----
Balance at end of year                   $ 4,130   $3,700   $100
                                         =======   ======   ====

End of year valuation allowance basis:
   Specific allowance                    $ 1,035   $   --   $100
   General allowance                       3,095    3,700     --
                                         -------   ------   ----
Total valuation allowance                $ 4,130   $3,700   $100
                                         =======   ======   ====

     As of December 31, 2011, the Company had two loans with a total carrying value of $10,229, net of a $1,035 specific valuation allowance. As of December 31, 2011, The Company had 18 loans with a total carrying value of $52,093, net of a $3,095 general valuation allowance. The two loans having a specific valuation allowance were held in the industrial and retail facilities classes. For those two loans, the interest income recognized for the year ended December 31, 2011 was $618. In addition, these two loans that had a specific valuation allowance were modified in a troubled debt restructuring. There were no troubled debt restructurings that subsequently defaulted during 2011. The Company did not have any outstanding commitments to lend additional funds to borrowers with restructured loans as of December 31, 2011.

     The following table provides an aging summary of mortgage loans as of December 31, 2011:

Current                    $1,408,727
30-60 days past due                --
61-90 days past due                --
91 days or more past due        8,420
                           ----------
   Total                   $1,417,147
                           ==========

     The Company assesses the credit quality of its mortgage loan portfolio by reviewing the performance of its portfolio which includes evaluating its performing and nonperforming mortgage loans. Nonperforming mortgage loans include loans that are not performing to the contractual terms of the loan agreement. Nonperforming mortgage loans do not include restructured loans that are current with payments and thus are considered performing.

     The following table provides a summary of performing and nonperforming mortgage loans:

Performing mortgage loans      $1,408,727
Nonperforming mortgage loans        8,420
                               ----------
   Total                       $1,417,147
                               ==========

     The Company's two loans classified as nonperforming mortgage loans were held in the industrial and office buildings classes.

     Periodically the Company may acquire real estate in satisfaction of debt. The acquired real estate is recognized at the lower of the loan's amortized cost balance or the acquired property's fair value less expected selling costs.

     The following table provides a summary of real estate acquired in satisfaction of mortgage loan debt for the years ended December 31:

                                                             2011      2010    2009
                                                           -------   -------   ----
Number of properties acquired                                    2         2     --
Carrying value of mortgage loans prior to real estate
   acquisition                                             $ 8,065   $11,544    $--
Loss recognized upon acquisition in satisfaction of debt    (2,865)   (3,144)    --

     Alternative Investments

     Alternative investments primarily consist of venture capital funds, middle market leveraged buyout funds, distressed debt funds, mezzanine debt funds, hedge funds and other miscellaneous equity investments. Alternative investments are diversified by type, general partner, vintage year, and geographic location - both domestic and international.

     The Company's composition of alternative investments by type were as follows:

                                       DECEMBER 31, 2011    DECEMBER 31, 2010
                                      -------------------  -------------------
                                      CARRYING    PERCENT  CARRYING    PERCENT
                                        VALUE    OF TOTAL   VALUE     OF TOTAL
                                      --------   --------  --------   --------
Alternative investments
   Private equity funds               $269,161     60.2%   $261,399     51.6%
   Mezzanine debt funds                174,594     39.0%    172,029     34.0%
   Hedge funds                           3,596      0.8%     72,866     14.4%
                                      --------    -----    --------    -----
      Total alternative investments   $447,351    100.0%   $506,294    100.0%
                                      ========    =====    ========    =====

     Net Investment Income

     Net investment income for the years ended December 31 was as follows:

                               2011       2010       2009
                             --------   --------   --------
Fixed maturity securities    $504,157   $476,702   $437,786
Equity securities               8,131      9,525     12,371
Mortgage loans                 84,450     76,925     77,362
Policy loans                   24,600     24,649     24,515
Cash equivalents                   86        379      1,510
Alternative investments        13,948     13,052      3,930
Derivative instruments            627        231        (85)
Other invested assets           2,868      2,714      1,362
                             --------   --------   --------
   Gross investment income    638,867    604,177    558,751
Investment expenses           (20,743)   (18,221)   (15,636)
                             --------   --------   --------
   Total                     $618,124   $585,956   $543,115
                             ========   ========   ========

     Net Realized Investment Gains

     Net realized investment gains for the years ended December 31 were as follows:

                                  2011       2010      2009
                                --------   -------   --------
Fixed maturity securities       $ 20,734   $ 2,477   $(27,840)
Equity securities                  6,546    29,502     47,486
Mortgage loans                    (4,138)   (6,803)       (74)
Alternative investments           39,886     1,362    (15,267)
Derivative instruments           (10,518)   10,087     21,434
Other invested assets             (1,823)     (207)         2
Securities held as collateral        888     4,503      4,276
                                --------   -------   --------
   Total                        $ 51,575   $40,921   $ 30,017
                                ========   =======   ========

     Gross realized gains (losses) on the sales of fixed maturity securities, equity securities and alternative investments for the years ended December 31 were as follows:

                                  2011       2010       2009
                                --------   --------   --------
Fixed maturity securities,
   available for sale:
   Gross realized gains         $ 47,267   $ 43,443   $102,423
   Gross realized losses         (20,995)   (18,712)   (85,455)
Equity securities:
   Gross realized gains           14,107     34,046     79,699
   Gross realized losses          (4,332)    (4,493)   (27,963)
Alternative investments:
   Gross realized gains           50,771     24,412      5,085
   Gross realized losses          (3,905)    (9,018)       (21)

     Other-than-temporary impairments by asset type recognized in net realized investment gains for the years ended December 31 were as follows:

                                              2011      2010      2009
                                            -------   -------   -------
Fixed maturity securities
   Corporate securities                     $    --   $ 1,840   $14,107
   Asset-backed securities                    2,154     2,923        --
   CMBS                                          --    10,538     1,141
   RMBS                                       3,384     6,953    29,560
Mortgage loans                                3,654     3,144        --
Equity securities                             3,229        51     4,250
Alternative investments                       6,980    14,032    20,331
Other invested assets                            --       971        --
                                            -------   -------   -------
   Total other-than-temporary impairments   $19,401   $40,452   $69,389
                                            =======   =======   =======

     The cumulative credit loss component of other-than-temporary impairments on fixed maturity securities still held by the Company at December 31, for which a portion of the other-than-temporary impairment loss was recognized in other comprehensive income, was as follows:

                                                                 2011       2010       2009
                                                               --------   --------   --------
Balance at beginning of year                                   $ 66,577   $ 92,556   $     --
Credit loss component of OTTI loss not reclassified to
   other comprehensive loss in the cumulative effect
   transition adjustment                                             --         --     87,767
Additions:
   Initial impairments - credit loss OTTI recognized on
      securities not previously impaired                          3,087      6,337     33,414
   Additional impairments - credit loss OTTI recognized
      on securities previously impaired                           2,451     15,917     11,394
Reductions:
   Due to sales (or maturities, pay downs, or prepayments)
      during the period of securities previously credit loss
      OTTI impaired                                             (27,207)   (48,233)   (40,019)
                                                               --------   --------   --------
Balance at end of year                                         $ 44,908   $ 66,577   $ 92,556
                                                               ========   ========   ========

(7)  DERIVATIVE INSTRUMENTS

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the OTC market. The Company currently enters into derivative transactions that do not qualify for hedge accounting, or in certain cases, elects not to utilize hedge accounting. The Company does not enter into speculative positions. Although certain transactions do not qualify for hedge accounting or the Company chooses not to utilize hedge accounting, they provide the Company with an assumed economic hedge, which is used as part of its strategy for certain identifiable and anticipated transactions. The Company uses a variety of derivatives including swaps, forwards, floors, futures and option contracts to manage the risk associated with changes in estimated fair values related to the Company's financial assets and liabilities, to utilize replication strategies and manage other risks due to the variable nature of the Company's cash flows. The Company also issues certain insurance policies that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within derivative instruments or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives and interest rate forwards or through the use of pricing models for OTC derivatives. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The Company is exposed to various risks relating to its ongoing business operations, including interest rate risk, foreign currency risk and equity market risk. The Company uses a variety of strategies to attempt to manage these risks. The following table presents the notional amount, estimated fair value, and primary underlying risk exposure of the Company's derivative financial instruments, excluding embedded derivatives held at:

                                                      DECEMBER 31, 2011                  DECEMBER 31, 2010
                                              ---------------------------------  ---------------------------------
                                                               FAIR VALUE                          FAIR VALUE
     PRELIMINARY                                          ---------------------              ---------------------
     UNDERLYING                                NOTIONAL             LIABILITIES   NOTIONAL             LIABILITIES
    RISK EXPOSURE         INSTRUMENT TYPE       AMOUNT     ASSETS       (1)        AMOUNT     ASSETS       (1)
--------------------  ----------------------  ----------  --------  -----------  ----------  --------  -----------
Interest rate         Interest rate swaps     $  101,500  $ 29,692     $   --    $  101,500  $  9,943     $   --
                      Interest rate futures      468,700         8         --       271,500         3         --
                      Interest rate floors       160,000     4,536         --            --        --         --
                      TBAs                        28,685    30,433         --       123,208   124,840         --
Foreign currency      Foreign currency swaps      17,000    (2,718)        --        17,000    (2,257)        --
Equity market         Equity futures             149,403         2         --       130,040         2         --
                      Equity options           1,089,839    55,353      9,884       497,491    32,759      9,840
                                              ----------  --------     ------    ----------  --------     ------
   Total derivatives                          $2,015,127  $117,306     $9,884    $1,140,739  $165,290     $9,840
                                              ==========  ========     ======    ==========  ========     ======

(1) The estimated fair value of all derivatives in a liability position is reported within other liabilities on the consolidated balance sheets.

     The majority of the freestanding derivatives utilized by the Company, other than TBAs, are for specific economic hedging programs related to various annuity and insurance product liabilities that have market risk. Management considers the sales growth of products and the volatility in the interest and equity markets in assessing the trading activity for these programs.

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Interest rate futures are used by the Company to manage duration in certain portfolios within the general account of the Company. In exchange traded interest rate futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily fair market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate futures are used primarily to hedge mismatches between the duration of the assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Interest rate floors are purchased by the Company to manage the impact of interest rate declines on overall investment performance. An interest rate floor is a series of put options on a specified interest rate. The Company enters into contracts to purchase interest rate floors and receives cash payments from the floor writer when the market rate is below the specified rate on the maturity date. The difference between the market rate and specified rate is then multiplied by the notional principal amount to determine the payment. If the market rate exceeds the specified rate on the maturity date, the Company does not receive a payment.

     Foreign currency swaps are used by the Company to offset foreign currency exposure on interest and principal payments of fixed maturity securities denominated in a foreign currency. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     Foreign currency forwards are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency in the specified future date.

     In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily fair market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options.

     The Company holds TBA forward contracts that require the Company to take delivery of a mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Company's TBA securities happen at a later date, thus extending the forward contract date.

     The following tables present the amount and location of gains (losses) recognized in income from derivatives:

                                                  DECEMBER 31, 2011
                                  ------------------------------------------------
                                    NET REALIZED     NET INVESTMENT   POLICYHOLDER
                                  INVESTMENT GAINS       INCOME         BENEFITS
                                  ----------------   --------------   ------------
Interest rate swaps                   $24,140            $ (82)         $     --
Interest rate futures                  26,687               --               (33)
Interest rate floors                    4,232             (227)               --
TBAs                                      244              461                --
Foreign currency swaps                   (457)             442                --
Foreign currency forwards                 (80)              33                --
Equity futures                         (8,462)              --            (3,741)
Equity options                          3,785               --            (7,640)
                                      -------            -----          --------
Total gains (losses) recognized
   in income from derivatives         $50,089            $ 627          $(11,414)
                                      =======            =====          ========

                                                  DECEMBER 31, 2010
                                  ------------------------------------------------
                                    NET REALIZED     NET INVESTMENT   POLICYHOLDER
                                  INVESTMENT GAINS       INCOME         BENEFITS
                                  ----------------   --------------   ------------
Interest rate swaps                   $ 10,999            $(83)          $    --
Interest rate futures                    6,301              --                 9
TBAs                                       356              --                --
Foreign currency swaps                  (2,346)            322                --
Foreign currency forwards                 (203)             (8)               --
Equity futures                         (15,030)             --             8,869
Equity options                            (412)             --             6,282
                                      --------            ----           -------
Total gains (losses) recognized
   in income from derivatives         $   (335)           $231           $15,160
                                      ========            ====           =======

                                                  DECEMBER 31, 2009
                                  ------------------------------------------------
                                    NET REALIZED     NET INVESTMENT   POLICYHOLDER
                                  INVESTMENT GAINS       INCOME         BENEFITS
                                  ----------------   --------------   ------------
Interest rate swaps                   $(19,339)           $(83)          $3,414
Interest rate futures                  (12,010)             --               --
TBAs                                     1,075              --               --
Foreign currency forwards                   53              (2)              --
Equity futures                         (24,521)             --               --
Equity options                              --              --              768
                                      --------            ----           ------
Total gains (losses) recognized
   in income from derivatives         $(54,742)           $(85)          $4,182
                                      ========            ====           ======

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to OTC derivatives by entering into transactions with highly rated counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are purchased through regulated exchanges, and positions are settled on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. The Company was not obligated to receive any cash collateral at either December 31, 2011 or 2010.

     The Company's collateral arrangements for its OTC derivatives generally require the counterparty in a net liability position, after considering the effect of netting arrangements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. The Company does not have any OTC derivatives that are in a net liability position, after considering the effect of netting arrangements, as of December 31, 2011 and therefore, was not required to pledge collateral.

     Embedded Derivatives

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These embedded derivatives take the form of guaranteed withdrawal benefits on variable annuities, a guaranteed payout floor on a variable payout annuity, and equity linked interest credits on both fixed annuity and fixed universal life products.

     The following table presents the fair value of the Company's embedded derivatives at December 31:

                                                         2011       2010
                                                       --------   --------
Embedded derivatives within annuity products:
   Minimum guaranteed withdrawal benefits              $(65,911)  $ (8,470)
   Guaranteed payout floors                             (15,272)   (12,107)
   Other                                                 (4,543)    (3,831)

Embedded derivatives within life insurance products:
   Equity-linked index credits                         $(30,926)  $(31,470)

     The following table presents the changes in fair value related to embedded derivatives for the years ended December 31:

                                                         2011       2010       2009
                                                       --------   --------   -------
Embedded derivatives within annuity products:
   Net realized investment gains (losses)              $(60,606)  $ 10,422   $76,176
   Policyholder benefits                                   (712)      (342)   (1,838)

Embedded derivatives within life insurance products:
   Policyholder benefits                               $    544   $(21,845)  $(8,879)

     At December 31, 2011 and 2010, fixed maturity securities with a carrying value of $26,591 and $19,161, respectively, were pledged as collateral to a regulatory authority as part of the Company's derivative program.

(8)  VARIABLE INTEREST ENTITIES

     The Company is involved with various special purpose entities and other entities that are deemed to be variable interest entities (VIE). A VIE is an entity that either has investors that lack certain characteristics of a controlling financial interest or lacks sufficient equity to finance its own activities without financial support provided by other entities.

     The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

     CONSOLIDATED VIEs

     As of December 31, 2011 and 2010, the Company held an investment in a trust for which it was the primary beneficiary and where the results were consolidated in the Company's financial results. The assets held under the VIE as of December 31, 2011 and 2010 were $4,529 and $4,774, respectively, and are included in other invested assets on the consolidated balance sheets.

     NON-CONSOLIDATED VIEs

     The Company, through normal investment activities, makes passive investments in structured securities issued by VIEs. These structured securities typically invest in fixed income investments and include asset-backed securities, CMBS and RMBS. The Company has not provided financial or other support with respect to these investments other than its original investment. The Company has determined it is not the primary beneficiary of these investments due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the level of credit subordination, which reduces the Company's obligation to absorb losses or right to receive benefits, and the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs. The Company's maximum exposure to loss on these structured investments is limited to the amount of the investment. See Note 5 for details regarding the carrying amount and classification of these assets.

     In addition, the Company invests in alternative investments that may or may not be VIEs. The Company has determined that it is not required to consolidate these entities because it does not have the ability to direct the activities of the entities and it does not have the obligation to absorb losses or the right to receive benefits from the entities that could be potentially significant. The maximum exposure to loss associated with the entities is equal to the carrying amounts of the investment in the VIE plus any unfunded commitments. The carrying amount was $447,351 and $506,294 and the maximum exposure was $710,522 and $721,610 at December 31, 2011 and December 31, 2010, respectively.

(9)  NET FINANCE RECEIVABLES

     The Company has defined a portfolio segment as the portfolio in total with classes of direct installment loans and retail installment notes.

     Finance receivables as of December 31 were as follows:

                                 2011       2010
                               --------   --------
Direct installment loans       $269,801   $244,695
Retail installment notes         36,040     34,401
                               --------   --------
   Gross finance receivables    305,841    279,096
Accrued interest and charges      5,014      4,528
Unearned finance charges        (82,550)   (74,433)
Allowance for losses            (12,406)   (11,335)
                               --------   --------
   Finance receivables, net    $215,899   $197,856
                               ========   ========

     Direct installment loans, at December 31, 2011 and 2010, consisted of $187,319 and $168,175, respectively, of discount basis loans, net of unearned finance charges and unearned other charges, and $8,592 and $10,177, respectively, of interest-bearing loans and generally have a maximum term of 84 months. The retail installment notes are principally discount basis, arise from borrowers purchasing household appliances, furniture, and sundry services, and generally have a maximum term of 48 months.

     Total finance receivables, net of unearned finance charges, by date of final maturity at December 31, 2011 were as follows:

2012                                                            $ 22,563
2013                                                              68,949
2014                                                             117,186
2015                                                              18,532
2016                                                                 248
2017 and thereafter                                                  827
                                                                --------
   Total finance receivables, net of unearned finance charges    228,305
Allowance for losses                                             (12,406)
                                                                --------
      Finance receivables, net                                  $215,899
                                                                ========

     During the years ended December 31, 2011, 2010 and 2009, principal cash collections of direct installment loans were $89,667, $78,324 and $74,312, respectively, and the percentages of these cash collections to average net balances were 50%, 47% and 46%, respectively. Retail installment loans' principal cash collections were $39,342, $42,079 and $37,770, respectively, and the percentages of these cash collections to average net balances were 151%, 160% and 148% for the years ended December 31, 2011, 2010 and 2009, respectively.

     Direct installment loans and retail installment notes are reported on a contractual past due aging. Past due accounts (gross finance receivables) as of December 31, 2011 were as follows:

Direct installment loans:
   31-60 days past due                              $ 9,817
   61-90 days past due                                5,238
   91 days or more past due                          14,787
                                                    -------
      Total direct installment loans                 29,842
Retail installment notes:
   31-60 days past due                                  632
   61-90 days past due                                  311
   91 days or more past due                             816
                                                    -------
      Total retail installment notes                  1,759
                                                    -------
         Total gross finance receivables past due   $31,601
                                                    =======

Percentage of gross finance receivables                10.3%

     The ratio of the allowance for losses to total finance receivables, net of unearned finance charges, at December 31, 2011 and 2010 was 5.4%.

     Changes in the allowance for losses for the years ended December 31 were as follows:

                                 2011       2010       2009
                               --------   --------   --------
Balance at beginning of year   $ 11,335   $ 10,764   $ 10,369
Provision for credit losses       8,933      8,804     10,116
Charge-offs                     (12,303)   (12,279)   (13,553)
Recoveries                        4,441      4,046      3,832
                               --------   --------   --------
Balance at end of year         $ 12,406   $ 11,335   $ 10,764
                               ========   ========   ========

     The following table provides additional information about the allowance for losses as of December 31, 2011:

                                                           2011
                                                         --------
Non-impaired gross financing receivables:
   Gross receivables balances                            $298,609
   General reserves                                        12,082

Impaired gross financing receivables (including TDRs):
   Gross receivables balances                            $  7,232
   Specific reserves                                          324

     All loans, excluding TDRs, deemed to be impaired are placed on non-accrual status. The average balance of impaired loans, excluding TDRs, during the years ended December 31, 2011 and 2010 was $41 and $63, respectively. There were no commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2011 or 2010.

     The net investment in receivables on which the accrual of finance charges and interest was suspended and which are being accounted for on a cash basis at December 31, 2011 and 2010 was $20,112 and $19,386, respectively. There was no investment in receivables past due more than 60 days that were accounted for on an accrual basis at December 31, 2011 and 2010.

     Loans classified as TDRs were $7,191 at December 31, 2011. For the year ended, December 31, 2011, the Company modified $9,330 of loans for borrowers experiencing financial difficulties, which are classified as TDRs. For loans modified as TDRs during 2011, approximately $4,499 have subsequently experienced a payment default. The Company recognized interest income of $499 from loans classified as TDRs for the year ended December 31, 2011.

     The Company monitors the credit quality of its financing receivables by borrower type including retail loan borrowers and new, existing, former and refinance for direct installment loan borrowers. Existing and former borrowers generally have the lowest credit risk profile as the Company already has an established lending and repayment history with these customers. New borrowers include first-time customers where the Company has limited lending and repayment history and would generally have a slightly higher risk profile than existing and former borrowers. Refinance borrowers include customers who have had terms of their original loan(s) restructured. These customers would have a higher credit risk as the borrower has previously demonstrated a risk of not repaying the loan or may have been through personal bankruptcy. Retail borrowers include customers that are typically first-time customers. The risk profile is lower with this type of first-time customer as a result of the security associated with the account. The Company also monitors credit risk by continually tracking customer payment performance.

     The following summary is an assessment of the gross finance receivables by class, segment and credit quality indicator reviewed as of December 31, 2011. The Company's credit risk profiles are based on customer type, customer creditworthiness and customer payment performance.

Customer type:
   New borrower                                                   $ 27,740
   Former borrower                                                  26,095
   Existing borrower                                               186,314
   Refinance borrower                                               29,652
   Retail borrower                                                  36,040
                                                                  --------
      Total gross finance receivables                             $305,841
                                                                  ========
Customer creditworthiness:
   Non-bankrupt gross finance receivables:
      Direct installment loans                                    $268,434
      Retail installment notes                                      35,940
                                                                  --------
         Total non-bankrupt gross finance receivables              304,374
   Bankrupt gross finance receivables:
      Direct installment loans                                       1,367
      Retail installment notes                                         100
                                                                  --------
         Total bankrupt gross finance receivables                    1,467
                                                                  --------
            Total gross finance receivables                       $305,841
                                                                  ========
Customer payment performance:
      Direct installment loans:
         Contractually performing, current to 30 days past due    $239,959
         Contractually performing, 31 to 60 days past due            9,817
         Contractually non-performing, 61 or more days past due     20,025
                                                                  --------
            Total direct installment loans                         269,801
       Retail installment notes:
         Contractually performing, current to 30 days past due      34,281
         Contractually performing, 31 to 60 days past due              632
         Contractually non-performing, 61 or more days past due      1,127
                                                                  --------
            Total retail installment notes                          36,040
                                                                  --------
               Total gross finance receivables                    $305,841
                                                                  ========

(10) INCOME TAXES

     Income tax expense varies from the amount computed by applying the federal income tax rate of 35% to income from operations before taxes. The significant components of this difference were as follows:

                                                        2011       2010       2009
                                                      --------   --------   -------
Computed income tax expense                           $101,556   $ 78,718   $57,341
Difference between computed and actual tax expense:
   Dividends received deduction                        (13,570)   (16,568)   (7,394)
   Tax credits                                          (2,133)    (3,211)     (927)
   Change in valuation allowance                            (2)         9        (1)
   Expense adjustments and other                          (384)    (1,978)    2,550
                                                      --------   --------   -------
      Total income tax expense                        $ 85,467   $ 56,970   $51,569
                                                      ========   ========   =======

     The tax effects of temporary differences that give rise to the Company's net deferred tax liability at December 31 were as follows:

                                                           2011       2010
                                                         --------   --------
Deferred tax assets:
   Policyholder liabilities                              $ 41,693   $ 32,955
   Pension, postretirement and other benefits              16,337     12,579
   Tax deferred policy acquisition costs                  149,517    138,216
   Deferred gain on individual disability coinsurance       6,772      7,981
   Net realized capital losses                             59,973     66,979
   Ceding commissions and goodwill                             54        104
   Other                                                    8,977      9,548
                                                         --------   --------
      Gross deferred tax assets                           283,323    268,362
   Less valuation allowance                                    (7)        (9)
                                                         --------   --------
      Deferred tax assets, net of valuation allowance     283,316    268,353

Deferred tax liabilities:
   Deferred policy acquisition costs                      261,264    258,758
   Premiums                                                16,971     17,144
   Real estate and property and equipment depreciation      8,577      5,941
   Basis difference on investments                            721      7,229
   Net unrealized capital gains                           303,338    204,691
   Other                                                   18,789     19,252
                                                         --------   --------
      Gross deferred tax liabilities                      609,660    513,015
                                                         --------   --------
         Net deferred tax liability                      $326,344   $244,662
                                                         ========   ========

     As of December 31, 2011 and 2010, the Company recorded a valuation allowance of $7 and $9, respectively, related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. Management has determined that a valuation allowance was not required for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized through future reversals of existing taxable temporary differences and future taxable income.

     The increase (decrease) in deferred tax asset valuation allowance for the years ended December 31, 2011, 2010, and 2009, was $(2), $9 and $(37,001),
     respectively.

     At December 31, 2011, state net operating loss carryforwards were $606, the majority of which will expire beginning in 2017.

     Income taxes paid (refunded) for the years ended December 31, 2011, 2010, and 2009, were $63,508, $4,038 and $(41,290), respectively.

     A reconciliation of the beginning and ending balance amount of unrecognized tax benefits is as follows:

                                                                          2011      2010
                                                                        -------   --------
Balance at beginning of year                                            $15,132   $ 23,834
Additions (reductions) based on tax positions related to current year    (2,889)     1,143
Additions for tax positions of prior years                                5,511      2,854
Reductions for tax positions of prior years                                (575)   (11,241)
Settlements                                                                  (7)    (1,458)
                                                                        -------   --------
Balance at end of year                                                  $17,172   $ 15,132
                                                                        =======   ========

     Included in the balance of unrecognized tax benefits at December 31, 2011 are potential benefits of $3,093 that, if recognized, would affect the effective tax rate on income from operations.

     As of December 31, 2011, accrued interest and penalties of $1,151 are recorded as current income tax liabilities on the consolidated balance sheets and $620 is recognized as a current income tax expense on the consolidated statements of operations.

     At December 31, 2011, there were no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

     The consolidated tax returns for Minnesota Mutual Companies, Inc. and Subsidiaries for the years 2008 and 2009 are currently under examination by the IRS. The consolidated tax return for 2010 is expected to be under examination by the IRS beginning in late 2012. The Company believes that any additional taxes refunded or assessed as a result of these examinations will not have a material impact on its financial position. In addition, during 2011, the Company received a settlement refund from the IRS Office of Appeals with respect to disagreed issues arising from the IRS audit of the consolidated tax returns for years 2005-2007 and the corresponding asset was released.

(11) EMPLOYEE BENEFIT PLANS

     Pension and Other Postretirement Plans

     The Company has a non-qualified non-contributory defined benefit retirement plan covering certain agents. Benefits are based upon years of participation and the agent's adjusted annual compensation. Additionally, a subsidiary of the Company has a non-contributory defined benefit plan covering all the employees of the subsidiary who are 21 years of age or older and have completed one year of service. Benefits are based upon years of participation and the employee's average monthly compensation.

     Prior to December 31, 2010, the Company also had a non-contributory defined benefit retirement plan covering substantially all employees. Benefits were based upon years of participation and the employee's average monthly compensation. Additionally, the Company had a non-contributory defined benefit retirement plan, which provided certain employees with benefits in excess of limits for qualified retirement plans. On December 31, 2010, the Company transferred sponsorship of these plans and the related plan assets and liabilities to SFG.

     The Company also has a postretirement plan that provides certain health care and life insurance benefits to retired agents. Eligibility is determined by age at retirement and years of service. Health care premiums are shared with retirees, and other cost-sharing features include deductibles and co-payments.

     Prior to December 31, 2010, the Company also had a postretirement plan that provided health care and life insurance benefits to substantially all employees. Eligibility was determined by age at retirement and years of service. Health care premiums were shared with retirees, and other cost-sharing features included deductibles and co-payments. On December 31, 2010, the Company transferred sponsorship of this plan to SFG.

     The change in the benefit obligation and plan assets for the Company's plans as of December 31 was calculated as follows:

                                                                         PENSION BENEFITS       OTHER BENEFITS
                                                                       --------------------   ------------------
                                                                         2011        2010       2011      2010
                                                                       --------   ---------   -------   --------
Change in benefit obligation:
Benefit obligation at beginning of year                                $ 56,371   $ 541,268   $ 7,167   $ 56,420
Service cost                                                              1,542      21,081       169      1,239
Interest cost                                                             3,147      32,200       368      3,309
Actuarial loss                                                            7,077      37,945     1,042      5,363
Benefits paid                                                            (2,465)    (11,537)     (450)    (2,066)
Transfer of plan sponsorship                                                 --    (564,586)       --    (57,098)
                                                                       --------   ---------   -------   --------
Benefit obligation at end of year                                      $ 65,672   $  56,371   $ 8,296   $  7,167
                                                                       ========   =========   =======   ========

Change in plan assets:
Fair value of plan assets at beginning of year                         $ 51,505   $ 435,955   $    --   $ 14,748
Actual return on plan assets                                              1,789      49,718        --      1,514
Employer contribution                                                     3,450      38,841       450      1,809
Benefits paid                                                            (2,465)    (11,537)     (450)    (2,066)
Transfer of plan sponsorship                                                 --    (461,472)       --    (16,005)
                                                                       --------   ---------   -------   --------
Fair value of plan assets at end of year                               $ 54,279   $  51,505   $    --   $     --
                                                                       ========   =========   =======   ========

Net amount recognized:
Funded status                                                          $(11,393)  $  (4,866)  $(8,296)  $ (7,167)

Amounts recognized on the consolidated balance sheets:
Accrued benefit cost                                                   $(11,393)  $  (4,866)  $(8,296)  $ (7,167)

Amounts recognized in accumulated other comprehensive income (loss):
Prior service benefit                                                  $     29   $      33   $ 2,646   $  3,322
Net actuarial loss (gain)                                               (17,608)     (9,917)    2,374      3,691
                                                                       --------   ---------   -------   --------
Accumulated other comprehensive (loss) income at end of year           $(17,579)  $  (9,884)  $ 5,020   $  7,013
                                                                       ========   =========   =======   ========

Accumulated benefit obligation                                         $ 60,410   $  52,498   $ 8,296   $  7,167

Plans with accumulated benefit obligation in excess of plan assets:
Projected benefit obligation                                           $ 65,672   $  38,125
Accumulated benefit obligation                                           60,410      38,125
Fair value of plan assets                                                54,279      34,744

Weighted average assumptions used to determine benefit obligations:
Discount rate                                                              4.21%       5.31%     4.09%      5.17%
Rate of compensation increase                                              5.00%       5.00%       --         --

                                                  PENSION BENEFITS      OTHER BENEFITS
                                                 ------------------   -----------------
                                                   2011      2010       2011      2010
                                                 -------   --------   -------   -------
Components of net periodic benefit cost:
Service cost                                     $ 1,542   $ 21,081   $   169   $ 1,239
Interest cost                                      3,147     32,200       368     3,309
Expected return on plan assets                    (2,751)   (36,301)       --    (1,160)
Prior service benefit amortization                    (4)      (456)     (676)   (2,260)
Recognized net actuarial loss (gain)                 348      4,379      (275)      177
                                                 -------   --------   -------   -------
Net periodic benefit cost                        $ 2,282   $ 20,903   $  (414)  $ 1,305
                                                 =======   ========   =======   =======

Other changes in plan assets and benefit
   obligations recognized in other
   comprehensive income:
Net loss                                         $(8,039)  $(24,528)  $(1,042)  $(5,009)
Amortization of prior service benefit                 (4)      (456)     (676)   (2,260)
Amortization of net loss (gain)                      348      4,379      (275)      177
                                                 -------   --------   -------   -------
Total recognized in other comprehensive income   $(7,695)  $(20,605)  $(1,993)  $(7,092)
                                                 =======   ========   =======   =======

     Accrued benefit costs are included in pension and other postretirement benefits on the consolidated balance sheets.

     The estimated prior service credit and net actuarial loss for the pension plans that will be amortized from accumulated other comprehensive income
     (loss) into net periodic benefit cost in 2012 are $4 and $1,090, respectively. The estimated prior service credit and net actuarial loss for the other postretirement benefit plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2012 are $676 and $172, respectively.

                                              PENSION          OTHER
                                             BENEFITS        BENEFITS
                                           ------------    ------------
                                           2011    2010    2011    2010
                                           ----    ----    ----    ----
Weighted average assumptions used to
   determine net periodic benefit costs:
Discount rate                              5.31%   6.05%   5.17%   5.76%
Expected long-term return on plan assets   5.32%   7.77%     --      --
Rate of compensation increase              5.00%   5.73%     --      --

     Estimated future benefit payments for pension and other postretirement plans:

               PENSION     OTHER     MEDICARE
              BENEFITS   BENEFITS     SUBSIDY
              --------   ---------   --------
2012           $ 2,792     $  464       $--
2013             2,837        471        --
2014             2,955        467        --
2015             2,972        490        --
2016             3,072        494        --
2017 - 2021     16,872      2,617        --

     For measurement purposes, the assumed health care cost trend rates start at 7.5% in 2011 and decrease gradually to 5.5% for 2015 and remain at that level thereafter. For 2010, the assumed health care cost trend rates start at 8.0% in 2010 and decrease gradually to 5.5% for 2015 and remain at that level thereafter.

     The assumptions presented herein are based on pertinent information available to management as of December 31, 2011 and 2010. Actual results could differ from those estimates and assumptions. For example, increasing the assumed health care cost trend rates by one percentage point would increase the postretirement benefit obligation as of December 31, 2011 by $130 and the estimated eligibility cost and interest cost components of net periodic benefit costs for 2011 by $10. Decreasing the assumed health care cost trend rates by one percentage point would decrease the postretirement benefit obligation as of December 31, 2011 by $116 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit costs for 2011 by $9.

     To determine the discount rate for each plan, the present value of expected future benefit payments is calculated using returns on a theoretical yield curve consisting of AA rated corporate fixed maturity securities and Treasury par curve data. The discount rate for each plan is the single rate which results in the same present value of benefits as that obtained using the yield curve.

     Historical rates of return for individual asset classes and future estimated returns are used to develop expected rates of return. These rates of return are applied to the plan's investment policy to determine a range of expected returns. The expected long-term rate of return on plan assets is selected from this range.

     Generally, the investment objective of the non-contributory defined benefit plans is to pursue high returns but to limit the volatility of returns to levels deemed tolerable, which will mitigate (1) the liquidation of depressed assets for benefit payments, (2) the increase in contributions and pension expense due to investment losses, and (3) the decline in the funded ratios due to investment losses. This objective is achieved by strategically allocating assets among equities, fixed maturity securities and other investments.

     The target asset allocation as of December 31, 2011, for each of the broad investment categories, weighted for all plans combined is as follows:

Equity securities                   12% to 22%
Fixed maturity securities           12% to 22%
Insurance company general account   67% to 68%
Other                                0% to  2%

     The Company's non-contributory defined benefit plans weighted average asset allocations by asset category at December 31 are as follows:

                                    2011   2010
                                    ----   ----
Equity securities                    15%    15%
Fixed maturity securities            18%    18%
Insurance company general account    67%    67%

     Equity securities and fixed maturity securities, as classified in the above table, include investments in pooled separate accounts. Pooled separate accounts are under a group annuity contract with Minnesota Life Insurance Company and represent segregated funds administered by an unaffiliated asset management firm and consist principally of marketable fixed maturity and equity securities.

     The insurance company general account, as classified in the above table, represents assets held within the general account of Minnesota Life Insurance Company. These assets principally consist of fixed maturity securities, commercial mortgage loans and equity securities.

     At times, investments may be made in nontraditional asset classes with the approval of the Company's non-contributory defined benefit plan trustees.

     The Company's investment policy includes various guidelines and procedures designed to ensure that the plans' assets can reasonably be expected to achieve the objective of the policy. The investment policy is periodically reviewed by the plans' respective trustees.

     The fair value of the Company's pension plan financial assets and financial liabilities has been determined using available market information as of December 31, 2011. Although the Company is not aware of any factors that would significantly affect the fair value of the pension plan financial assets and financial liabilities, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's estimates about the assumptions market participants would use in valuing financial assets and financial liabilities based on the best information available in the circumstances.

     The Company is required to categorize its financial assets and financial liabilities recorded on the consolidated balance sheets according to a three-level hierarchy. A level is assigned to each financial asset and financial liability based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

          Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities utilizing Level 1 valuations generally include cash, money-market funds, actively-traded equity securities, investments in mutual funds with quoted market prices and certain investments in pooled separate accounts.

          Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets and liabilities. The types of assets and liabilities utilizing Level 2 valuations generally include certain investments in pooled separate accounts.

          Level 3 - Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets or liabilities. The types of assets and liabilities utilizing Level 3 valuations generally include private equity investments, certain investments in pooled separate accounts which invest in privately placed fixed maturities and investments in an insurance company general account.

     The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset or liability to be reclassified to a lower level.

     Inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

     The following tables summarize the Company's pension benefit plans' financial assets measured at fair value on a recurring basis:

DECEMBER 31, 2011                        LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
--------------------------------------   -------   -------   -------   -------
Investment in pooled separate accounts   $18,005     $--     $    --   $18,005
Insurance company general account             --      --      36,274    36,274
                                         -------     ---     -------   -------
   Total investments                      18,005      --      36,274    54,279
                                         -------     ---     -------   -------
      Total financial assets             $18,005     $--     $36,274   $54,279
                                         =======     ===     =======   =======


DECEMBER 31, 2010                        LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
--------------------------------------   -------   -------   -------   -------
Investment in pooled separate accounts   $16,762     $--     $    --   $16,762
Insurance company general account             --      --      34,743    34,743
                                         -------     ---     -------   -------
   Total investments                      16,762      --      34,743    51,505
                                         -------     ---     -------   -------
      Total financial assets             $16,762     $--     $34,743   $51,505
                                         =======     ===     =======   =======

     INVESTMENTS IN POOLED SEPARATE ACCOUNTS

     Investments in pooled separate accounts are stated at the corresponding unit value of the pooled separate account, which represents fair value. The estimated fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account and are generally based on quoted market prices. Assets within the Plan's separate accounts consist of direct investments in mutual funds, which are included in Level 1.

     INSURANCE COMPANY GENERAL ACCOUNT

     Deposits in the insurance company general account are stated at cost plus accrued interest, which represents fair value. These assets principally consist of fixed maturity securities, commercial mortgage loans and equity securities are classified as Level 3.

     The following table provides a summary of changes in fair value of the Company's pension benefit plans' Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2011:

                                                      TOTAL        PURCHASES,
                                    BALANCE AT    APPRECIATION      SALES AND    BALANCE
                                     BEGINNING   (DEPRECIATION)   SETTLEMENTS,    AT END
                                      OF YEAR     IN FAIR VALUE        NET       OF YEAR
                                    ----------   --------------   ------------   -------
Insurance company general account     $34,743        $1,531           $--        $36,274

     The following table provides a summary of changes in fair value of the Company's pension benefit plans' Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2010:

                                                      TOTAL        PURCHASES,
                                    BALANCE AT    APPRECIATION      SALES AND    BALANCE
                                     BEGINNING   (DEPRECIATION)   SETTLEMENTS,    AT END
                                      OF YEAR     IN FAIR VALUE        NET       OF YEAR
                                    ----------   --------------   ------------   -------
Insurance company general account     $33,176        $1,567         $     --     $34,743
Private equity funds                   27,309         2,909          (30,218)         --
                                      -------        ------         --------     -------
   Total financial assets             $60,485        $4,476         $(30,218)    $34,743
                                      =======        ======         ========     =======

     Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the years ending December 31, 2011 and 2010. There were no transfers in to or out of level 3 for the years ending December 31, 2011 and 2010.

     The Plans did not have any assets or liabilities reported at fair value on a nonrecurring basis.

     Profit Sharing Plans

     The Company also has a profit sharing plan covering substantially all agents. Effective January 1, 2011, the Company's contribution is made as a certain percentage based on voluntary contribution rate and applied to each eligible agent's annual contribution. Prior to January 1, 2011, the Company's contribution to the agent plan is made as a certain percentage, based upon years of service, applied to each agent's total annual compensation. The Company recognized contributions to the plan during 2011, 2010, and 2009 of $1,038, $145, and $220, respectively.

     Prior to December 31, 2010, the Company also had a profit sharing plan covering substantially all employees. The Company's contribution rate to the employee plan was determined annually by the directors of the Company and was applied to each participant's prior year earnings. The Company recognized contributions to the plans during 2010 and 2009 of $9,242 and $6,341, respectively. On December 31, 2010, the Company transferred sponsorship of this plan to SFG.

(12) LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS, AND CLAIM AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid accident and health claims, and claim and loss adjustment expenses is summarized as follows:

                                     2011       2010       2009
                                   --------   --------   --------
Balance at January 1               $585,325   $595,260   $607,080
   Less: reinsurance recoverable    520,524    528,862    539,315
                                   --------   --------   --------
Net balance at January 1             64,801     66,398     67,765
                                   --------   --------   --------
Incurred related to:
   Current year                      81,913     74,323     77,046
   Prior years                       (1,853)       615     (3,798)
                                   --------   --------   --------
Total incurred                       80,060     74,938     73,248
                                   --------   --------   --------
Paid related to:
   Current year                      56,713     48,276     50,401
   Prior years                       26,575     28,259     24,214
                                   --------   --------   --------
Total paid                           83,288     76,535     74,615
Purchase of subsidiary (1)              946         --         --
                                   --------   --------   --------
Net balance at December 31           62,519     64,801     66,398
   Plus: reinsurance recoverable    518,521    520,524    528,862
                                   --------   --------   --------
Balance at December 31             $581,040   $585,325   $595,260
                                   ========   ========   ========

(1)  See note 17.

     In addition to pending policy and contract claims, this table reflects disabled life reserves that are included in future policy and contract benefits on the consolidated balance sheets.

     As a result of changes in estimates of claims incurred in prior years, the accident and health claims, and claim and loss adjustment expenses incurred increased (decreased) by $(1,853), $615 and $(3,798) in 2011, 2010 and
     2009, respectively. The remaining changes in amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for unpaid accident and health claims, and claim and loss adjustment expenses.

(13) REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies. To the extent that a reinsurer is unable to meet its obligation under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed to be uncollectible.

     The Company's consolidated financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance involves transferring certain insurance risks, along with the related written and earned premiums, the Company has underwritten to other insurance companies who agree to share these risks. The primary purpose of ceded reinsurance is to protect the Company from potential losses in excess of the amount it is prepared to accept.

     Reinsurance is accounted for over the lives of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The effect of reinsurance on premiums for the years ended December 31 was as follows:

                         2011         2010         2009
                      ----------   ----------   ----------
Direct premiums       $1,877,483   $1,704,527   $1,576,012
Reinsurance assumed       28,201       26,571      301,268
Reinsurance ceded       (363,685)    (298,010)    (196,191)
                      ----------   ----------   ----------
   Net premiums       $1,541,999   $1,433,088   $1,681,089
                      ==========   ==========   ==========

     Reinsurance recoveries on ceded reinsurance contracts included in policyholder benefits on the consolidated statements of operations were $326,692, $255,558 and $192,994 during 2011, 2010, and 2009, respectively.

(14) CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND SEPARATE ACCOUNTS

     The Company issues certain nontraditional long-duration contracts including universal life, variable life and deferred annuities that contain either certain guarantees or sales inducements.

     The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts through separate accounts where the Company contractually guarantees to the contractholder either (a) return of no less than total deposits made to the contract adjusted for partial withdrawals, (b) total deposits made to the contract adjusted for partial withdrawals plus a minimum return, (c) the highest contract value on a specified anniversary date adjusted for withdrawals following the contract anniversary, or (d) a minimum payment on a variable immediate annuity. These guarantees include benefits that are payable in the event of death, withdrawal or annuitization based upon the specific contract selected. The Company also issues universal life and variable life contracts where the Company provides to the contractholder a no-lapse guarantee.

     The assets supporting the variable portion of the traditional variable annuities, variable contracts with guarantees, universal life and variable life contracts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. For variable annuity contracts, amounts assessed against the contractholders for mortality, administrative, and other services are included in policy and contract fees, changes in liabilities for minimum guarantees on deferred annuities are included in policyholder benefits, and changes in liabilities for the minimum guaranteed payments on variable immediate annuities and the minimum withdrawal benefits on variable deferrable annuities are included in net realized investment gains on the consolidated statements of operations. For universal life and variable life contracts, the amounts assessed against the contractholders for mortality, administrative, and other services are included in policy and contract fees and changes in liabilities for guaranteed benefits are included in policyholder benefits on the consolidated statements of operations. For variable annuity, universal life and variable life contracts, separate account net investment income, net investment gains and losses and the related liability changes are offset within the same line item on the consolidated statements of operations. There were no investment gains or losses on transfers of assets from the general account to the separate account during 2011, 2010 or 2009.

     The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guaranteed withdrawal amounts, the net amount at risk is defined as the guaranteed minimum withdrawal benefit base in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contractholder, determined in accordance with the terms of the contract, in excess of the current account balance. For the guaranteed payout annuity floor, the net amount at risk is defined as the guaranteed benefit in excess of the current benefit payable measured as a monthly amount. For universal life and variable life contracts the net amount at risk is defined as the current death benefit in excess of the current balance, excluding reinsurance.

     At December 31, the Company had the following variable annuity contracts with guarantees:

                                                            2011         2010
                                                         ----------   ----------
Return of net deposits:
   In the event of death
      Account value                                      $2,092,823   $2,127,498
      Net amount at risk                                 $   32,543   $   15,435
      Average attained age of contractholders                  58.9         58.1
   As withdrawals are taken
      Account value                                      $  253,781   $  285,740
      Net amount at risk                                 $   10,802   $    5,803
      Average attained age of contractholders                  66.6         65.5

Return of net deposits plus a minimum return:
   In the event of death
      Account value                                      $  148,011   $  150,313
      Net amount at risk                                 $   29,222   $   17,599
      Average attained age of contractholders                  67.9         67.3
   At annuitization
      Account value                                      $  457,259   $  456,474
      Net amount at risk                                 $       --   $       --
      Weighted average period remaining until expected
         annuitization (in years)                               6.1          6.5
   As withdrawals are taken
      Account value                                      $  648,842   $  514,948
      Net amount at risk                                 $   50,311   $   14,074
      Average attained age of contractholders                  62.7         62.2

Highest specified anniversary account value:
   In the event of death
      Account value                                      $  544,495   $  590,460
      Net amount at risk                                 $   46,202   $   22,804
      Average attained age of contractholders                  59.3         58.4

Guaranteed payout annuity floor:
      Account value                                      $   44,219   $   48,272
      Net amount at risk                                 $       34   $       30
      Average attained age of contractholders                  70.9         70.3

     At December 31, the Company had the following universal life and variable life contracts with guarantees:

                                                    2011          2010
                                                -----------   -----------
Account value (general and separate accounts)   $ 3,109,456   $ 2,967,384
Net amount at risk                              $43,114,946   $40,722,237
Average attained age of policyholders                  49.0          49.0

     Liabilities for guarantees on universal life and variable contracts reflected in the general account as of December 31, 2011 are:

                                   MINIMUM                          MINIMUM
                                  GUARANTEED       GUARANTEED     GUARANTEED     UNIVERSAL
                                  DEATH AND      PAYOUT ANNUITY   WITHDRAWAL      LIFE AND
                               INCOME BENEFITS        FLOOR         BENEFIT    VARIABLE LIFE
                               ---------------   --------------   ----------   -------------
Balance at beginning of year       $1,177           $12,107         $ 8,470       $24,007
Incurred guarantee benefits         1,827             3,558          57,441        24,969
Paid guaranteed benefits             (937)             (393)             --        (9,102)
                                   ------           -------         -------       -------
Balance at end of year             $2,067           $15,272         $65,911       $39,874
                                   ======           =======         =======       =======

     Liabilities for guarantees on universal life and variable contracts reflected in the general account as of December 31, 2010 are:

                                   MINIMUM                          MINIMUM
                                  GUARANTEED       GUARANTEED     GUARANTEED     UNIVERSAL
                                  DEATH AND      PAYOUT ANNUITY   WITHDRAWAL      LIFE AND
                               INCOME BENEFITS        FLOOR         BENEFIT    VARIABLE LIFE
                               ---------------   --------------   ----------   -------------
Balance at beginning of year       $ 2,539          $13,823        $17,176        $19,488
Incurred guarantee benefits            149           (1,161)        (8,706)        14,336
Paid guaranteed benefits            (1,511)            (555)            --         (9,817)
                                   -------          -------        -------        -------
Balance at end of year             $ 1,177          $12,107        $ 8,470        $24,007
                                   =======          =======        =======        =======

     The minimum guaranteed death benefit liability and the guaranteed minimum income liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The guaranteed payout annuity floor and minimum guaranteed withdrawal benefits are considered to be derivatives and are recognized at fair value through earnings. The universal life and variable life liabilities are determined by estimating the expected value of death benefits in excess of projected account balances and recognizing the excess ratably over the accumulation period based on total expected assessments. For variable annuity, universal life and variable life contracts with guarantees, the Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

     The following assumptions and methodology were used to determine the minimum guaranteed death and income benefit liability on variable annuities at December 31, 2011 and 2010 (except where noted otherwise):

     - Data was compiled from 1,000 stochastically generated investment performance scenarios. These were ranked by wealth factors and put into 100 groups of 10 sequentially. The mid-point of each group was chosen to run the projections used.

     - Mean investment performance was 6.90% and 5.78% for 2011 and 2010, respectively, and is consistent with DAC projections over a 10 year period.

     -    Annualized monthly standard deviation was 15.28%.

     -    Assumed mortality was 100% of the A2000 table.

     - For 2011, lapse rates varied by contract type and policy duration, ranging from 1% to 17.25%, with an average of 8%. For 2010, lapse rates varied by contract type and policy duration, ranging from 1% to 25%, with an average of 9%.

     - Discount rates varied by contract type and policy duration and were consistent with discount rates used in DAC models.

     The following assumptions and methodology, which are consistent with those used for DAC models, were used to determine the universal life and variable life liability at December 31, 2011 and 2010 (except where noted otherwise):

     -    Separate account investment performance assumption was 8%.

     -    Assumed mortality was 100% of pricing levels.

     -    Lapse rates varied by policy duration, ranging from 2% to 9%.

     - Long-term general account discount rate grades up to 7.50% over five years beginning in 2010.

     -    Separate account discount rate was 7.73%.

     Account balances for contracts with guarantees were invested in variable separate accounts by mutual fund grouping as follows at December 31:

                       VARIABLE                  VARIABLE
                  ANNUITY CONTRACTS           LIFE CONTRACTS
               -----------------------   -----------------------
                  2011         2010         2011         2010
               ----------   ----------   ----------   ----------
Equity         $1,515,292   $1,676,968   $1,326,698   $1,508,274
Bond              527,220      456,412      142,331      146,928
Balanced          557,518      542,233      210,121      217,805
Money market       62,839       61,125       34,155       34,089
Mortgage           59,474       65,052       43,283       44,979
Real estate        62,986       66,481       43,431       44,158
               ----------   ----------   ----------   ----------
   Total       $2,785,329   $2,868,271   $1,800,019   $1,996,233
               ==========   ==========   ==========   ==========

(15) UNREMITTED PREMIUMS AND CLAIMS PAYABLE

     The Company acts as an agent of certain insurance underwriters and has a fiduciary responsibility to remit the appropriate percentage of monies collected from each financial institution customer to the corresponding insurance underwriters. The remittance is equal to the premiums collected from the financial institution customer, less any commissions earned by the Company. The Company recognizes a liability equal to the amount of the premiums that have not yet been remitted to the insurance underwriters. At December 31, 2011 and 2010, the liability associated with unremitted premiums and claims payable was $20,550 and $19,997, respectively and is reported as part of other liabilities on the consolidated balance sheets. As described in note 2, as of December 31, 2011 and 2010, the Company had restricted the use of $20,550 and $19,997, respectively, of its cash and cash equivalents to satisfy these premium and claims remittance payables.

(16) NOTES PAYABLE

     In September 1995, the Company issued surplus notes with a face value of $125,000, at 8.25%, due in 2025. The surplus notes are subordinate to all current and future policyholders interests, including claims, and indebtedness of the Company. At December 31, 2011 and 2010, the balance of the surplus notes was $120,000. During 2010, the Company repurchased $5,000 of its outstanding surplus notes. The Company paid a market premium for the repurchase and as a result recorded a $984 loss on the transaction, which is included within general operating expenses on the consolidated statements of operations.

     All payments of interest and principal on the notes are subject to the approval of the Minnesota Department of Commerce (Department of Commerce). As of December 31, 2011 and 2010, the accrued interest was $2,887 and $2,883, respectively. Interest paid on the surplus notes for the years ended December 31, 2011, 2010 and 2009 was $9,900, $10,307 and $10,313,
     respectively.

     The issuance costs of $1,421 are deferred and amortized over 30 years on a straight-line basis. At December 31, 2011 and 2010, accumulated amortization was $765 and $717, respectively.

     At December 31, 2011, the aggregate minimum annual notes payable maturities for the next five years and thereafter are as follows: 2012, $0; 2013, $0; 2014, $0; 2015, $0; 2016, $0; thereafter, $120,000.

     Total interest paid by the Company for the years ended December 31, 2011, 2010 and 2009 was $9,900, $10,309 and $10,236, respectively.

(17) BUSINESS COMBINATIONS

     During 2011, the Company completed the acquisition of Balboa Life Insurance Company and its subsidiary Balboa Life Insurance Company of New York. The aggregate purchase price of $46,873 consisted of $44,895 cash paid during 2011 and $1,978 accrued at December 31, 2011. The aggregate purchase price was allocated to assets, value of business acquired (VOBA) and liabilities. VOBA of $3,077 represents the underlying insurance contracts acquired and will be amortized based on the expected in force premium runoff of the underlying contracts, which is expected to be approximately five years. Amortization expense of VOBA on the consolidated statements of operations was $153 for the year ended December 31, 2011. No goodwill was recorded as part of the allocation of purchase price.

     The amount of acquisition-related additional cash consideration the Company may have to pay in 2012 and future years if certain thresholds are attained is $1,750 of which $1,455 was accrued at December 31, 2011.

(18) GOODWILL AND INTANGIBLE ASSETS

     The amount of goodwill included on the consolidated balance sheets in goodwill and intangible assets, net, as of December 31, was as follows:

                                           2011      2010
                                         -------   -------
Balance at beginning of year             $38,975   $38,053
Additions                                    792       922
Adjustments to prior year acquisitions       (56)       --
                                         -------   -------
Balance at end of year                   $39,711   $38,975
                                         =======   =======

     A qualitative assessment of goodwill was performed during 2011. The Company assessed economic conditions, industry and market consideration in addition to overall financial performance of the reporting unit. It was determined that the fair value of the reporting unit is, more likely than not, greater than the carrying value and no further goodwill testing was completed and no impairment was recognized.

     The amount of intangible assets, excluding the VOBA, included on the consolidated balance sheets in goodwill and intangible assets, net, as of December 31, was as follows:

                                 2011      2010
                               -------   -------
Balance at beginning of year   $ 5,002   $ 6,863
Acquisitions                       892       200
Amortization                    (1,882)   (2,061)
                               -------   -------
Balance at end of year         $ 4,012   $ 5,002
                               =======   =======

     The Company has intangible assets resulting from business and asset acquisitions. Intangible assets acquired during 2011 include non-compete agreements amortizable on a straight-line basis over three years and customer lists amortized over their assigned economic useful lives. Intangible assets acquired during 2010 include customer lists amortized over their assigned economic useful lives. The remaining intangible assets consist of customer/client contracts, lists or relationships. These intangible assets are amortized on a straight-line basis over their estimated useful lives based on the related life of the underlying customer/client contract, list or relationship purchased, which vary in length between three to ten years. The appropriate estimated useful life for each intangible asset class is reviewed annually. A change in expected useful life could potentially indicate impairment of these assets. The Company completes annual impairment testing of all intangible assets. The annual review did not result in any changes to expected useful life and no intangible impairments were recorded in 2011, 2010 or 2009.

     Intangible asset amortization expense for 2011, 2010 and 2009 in the amount of $1,882, $2,042 and $2,629, respectively, is included in general operating expenses. Projected amortization expense for the next five years is as follows: 2012, $1,516 2013, $1,183; 2014, $646; 2015, $301; 2016,
     $187.

(19) RELATED PARTY TRANSACTIONS

     The Company has investment advisory agreements with an affiliate, Advantus. Under these agreements, the Company pays quarterly investment management fees based on total assets managed. Investment management fees paid by the Company were $16,089, $14,470 and $13,117 during 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, the amount due to Advantus under these agreements was $6,402 and $5,411, respectively.

     The Company also has an agreement with an affiliate, Securian Financial Services, Inc. (SFS). Under this agreement, SFS is the distributor of the Company's variable annuity and variable life products. Fees paid by the Company for the performance of compliance functions for these variable products totaled $971, $2,061 and $2,440 for the years ended December 31, 2011, 2010 and 2009, respectively.

     Under an assignment agreement with SFS, 12(b)-1 fees from the Advantus Series Fund Portfolios and the Waddell & Reed Target Portfolios are transferred to the Company. For the years ended December 31, 2011, 2010 and 2009, the amounts transferred were $10,501, $10,099, and $9,097, respectively.

     The Company has agreements with its affiliates for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion, and other administrative expenses, which the Company incurs on behalf of its affiliates and is reimbursed. At December 31, 2011 and 2010, the amount payable to the Company was $13,514 and $14,119, respectively. The amount of expenses incurred by and reimbursed to the Company for the years ended December 31, 2011, 2010, and 2009 were $60,215, $56,193 and $55,227, respectively. In addition, as of December 31, 2011, the Company has a receivable from SFG, in the amount of $18,126, related to the advance of future years' defined benefit plan expenses.

     In 2002, the Company sold a group variable universal life policy to SFG. The Company received premiums of $2,000, $2,000 and $0 in 2011, 2010 and 2009, respectively, for this policy. No claims were paid during 2011, 2010 and 2009. As of December 31, 2011 and 2010, reserves held under this policy were $21,388 and $20,325, respectively.

     The Company is a distributor of its affiliates' insurance and other products. Product offerings include credit life and disability, accidental death, collateral protection insurance, guarantee auto protection and debt cancellation. The Company earned $18,260, $16,023 and $12,991 in commission revenues related to the sales and servicing of these products for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, commission revenue due to the Company from its affiliates was $1,858 and $1,597, respectively.

     Certain of the Company's affiliates distribute its insurance products. Product offerings include individual life and annuity and group life insurance. The Company paid $4,319 and $1,228 in commission expenses related to the sales of these products for the years ended December 31, 2011 and 2010.

     On December 31, 2010, the Company transferred sponsorship, as well as the related assets and liabilities, of certain employee benefit plans including defined benefit and other postretirement plans to SFG. The transfer of these benefit plans resulted in an increase to accumulated other comprehensive income (loss) of $98,281 in 2010. As of December 31, 2010, the Company had a net settlement amount due to SFG of $6,316 as a result of the transfer of the benefit plans.

(20) OTHER COMPREHENSIVE INCOME

     Comprehensive income is defined as any change in stockholder's equity originating from non-owner transactions. The Company has identified those changes as being comprised of net income, adjustments to pension and other postretirement plans, unrealized gains (losses) on securities and related adjustments.

     The components of comprehensive income and related tax effects, other than net income are illustrated below:

                                                             2011        2010        2009
                                                          ---------   ---------   ---------
Other comprehensive income, before tax:
   Unrealized gains on securities                         $ 319,525   $ 355,634   $ 856,760
      Reclassification adjustment for
         gains included in net income                       (67,167)    (33,341)     (4,380)
   Unrealized gains (losses) on securities - OTTI            30,660      97,996     (37,943)
   Adjustment to deferred policy acquisition costs         (106,117)    (83,725)   (181,638)
   Adjustment to reserves                                   (72,822)    (14,903)    (52,512)
   Adjustment to unearned policy and contract fees           57,267      25,924      29,884
   Adjustment to pension and other postretirement plans      (9,688)    (27,697)     68,476
                                                          ---------   ---------   ---------
                                                            151,658     319,888     678,647
   Income tax expense related to items of
      other comprehensive income                            (52,670)   (113,310)   (235,723)
                                                          ---------   ---------   ---------
   Other comprehensive income, net of tax                 $  98,988   $ 206,578   $ 442,924
                                                          =========   =========   =========

     The components of accumulated other comprehensive income (loss) and related tax effects at December 31 were as follows:

                                                          2011        2010
                                                       ---------   ---------
Gross unrealized gains                                 $ 903,505   $ 674,129
Gross unrealized losses                                  (40,028)    (63,010)
Gross unrealized losses - OTTI                             1,120     (29,540)
Adjustment to deferred policy acquisition costs         (226,773)   (120,656)
Adjustment to reserves                                  (146,928)    (74,106)
Adjustment to unearned policy and contract fees           82,947      25,680
Adjustment to pension and other postretirement plans     (12,559)     (2,871)
                                                       ---------   ---------
                                                         561,284     409,626
Deferred federal income tax expenses                    (191,743)   (139,073)
                                                       ---------   ---------
   Net accumulated other comprehensive income (loss)   $ 369,541   $ 270,553
                                                       =========   =========

(21) STOCK DIVIDENDS AND CAPITAL CONTRIBUTIONS

     The Company declared and paid cash dividends to SFG totaling $0, $11,000 and $8,000 during the years ended December 31, 2011, 2010, and 2009, respectively.

     Dividend payments by Minnesota Life Insurance Company to its parent cannot exceed the greater of 10% of statutory capital and surplus or the statutory net gain from operations as of the preceding year-end, as well as the timing and amount of dividends paid in the preceding 12 months, without prior approval from the Department of Commerce. Based on these limitations and 2011 statutory results, the maximum amount available for the payment of dividends during 2012 by Minnesota Life Insurance Company without prior regulatory approval is $203,713.

     For the years ended December 31, 2011, 2010 and 2009 there were no capital contributions from SFG to the Company.

(22) COMMITMENTS AND CONTINGENCIES

     The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will likely not have a material adverse effect on consolidated operations or the financial position of the Company.

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies (reinsurers). To the extent that a reinsurer is unable to meet its obligations under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed uncollectible.

     The Company holds TBA securities with extended forward contract dates which represent a future commitment. As of December 31, 2011 and 2010, these securities were reported at fair value of $30,433 and $124,840, respectively.

     The Company has long-term commitments to fund alternative investments and real estate investments totaling $264,171 as of December 31, 2011. The Company estimates that $106,000 of these commitments will be invested in 2012, with the remaining $158,171 invested over the next four years.

     As of December 31, 2011, the Company had committed to purchase mortgage loans totaling $30,875 but had not completed the purchase transactions.

     The Company has a long-term lease agreement with an affiliated company, Capitol City Property Management, Inc, for rental space in downtown St. Paul. Minimum gross rental commitments under the lease are as follows:
     2012, $11,267; 2013, $11,267; 2014, $11,267; 2015, $11,267; 2016, $11,267.
     The Company sub-leases space in downtown St. Paul. Commitments to the Company from these agreements are as follows: 2012, $523; 2013, $495; 2014, $457; 2015, $427; 2016, $315. Lease expense, net of sub-lease income, for the years ended December 31, 2011, 2010 and 2009 was $8,649, $8,561, and $8,613, respectively. The Company also has long-term lease agreements with unaffiliated companies for office facilities and equipment. Minimum gross rental commitments under these leases are as follows: 2012, $3,469; 2013, $3,047; 2014, $2,563; 2015, $1,728; 2016, $1,272.

     At December 31, 2011, the Company had guaranteed the payment of $59,000 of policyholder dividends and discretionary amounts payable in 2012. The Company has pledged fixed maturity securities, valued at $79,573 to secure this guarantee. Pursuant to the Escrow Trust Account Agreement dated December 13, 1991 between Minnesota Life Insurance Company and Wells Fargo Bank, N.A., the Company pays irrevocable dividends to certain policyholders of the Company. Policyholders may choose the form in which the irrevocable dividend is applied, which include the cash payment of the dividend to the policyholder, using the dividend to purchase additional coverage or to increase the cash value of the policy. The policyholders covered by the Escrow Trust Account Agreement primarily includes owners of certain individual life insurance policies issued by the Company, but does not include all of the dividend-paying insurance policies issued by the Company.

     The Company has a 100% coinsurance agreement for its individual disability line within its Individual Financial Security business unit. Under the terms of this agreement, assets supporting the reserves transferred to the reinsurer are held under a trust agreement for the benefit of the Company in the event that the reinsurer is unable to perform its obligations. At December 31, 2011 and 2010, the assets held in trust were $599,410 and $575,508, respectively. These assets are not reflected on the accompanying consolidated balance sheets.

     Occasionally, the Company will enter into arrangements whereby certain lease obligations related to general agents' office space are guaranteed. Additionally, the Company will occasionally enter into loan guarantees for general agents. The accrual related to these guarantees is immaterial at December 31, 2011.

     In connection with the dissolution of MIMLIC Life Insurance Company, the Company has agreed to guarantee all obligations and liabilities of MIMLIC Life Insurance Company that arise in the normal course of business. Management does not consider an accrual necessary relating to this guarantee.

     In connection with the sale of a subsidiary company in 1997, the Company has guaranteed the adequacy of claim reserves transferred under the agreement for a period of 10 years subsequent to the date of transfer. To the extent that these reserves were over or under provided for, an exchange of the difference is required by the agreement. In 2008, the Company amended the agreement to extend the reserve guarantee by an additional 10 years to December 31, 2017, at which point a settlement payment/receipt will be determined. The Company expects the settlement of this agreement to be immaterial to its consolidated financial position.

     The Company has minimum compensation agreements with certain sales and employee groups, the terms of which expire at various times through 2013. Such agreements, which have been revised from time to time, provide for minimum compensation for these groups. The aggregate future minimum commitment under these agreements at December 31, 2011 and 2010 was approximately $2,229 and $2,828, respectively.

     The Company is contingently liable under state regulatory requirements for possible assessments pertaining to future insolvencies and impairments of unaffiliated insurance companies. The Company records a liability for future guaranty fund assessments based upon known insolvencies, according to data received from the National Organization of Life and Health Insurance Guaranty Association. At December 31, 2011 and 2010 the amount was immaterial to the consolidated financial statements. An asset is recorded for the amount of guaranty fund assessments paid, which can be recovered through future premium tax credits. This asset was $2,394 and $1,994 as of December 31, 2011 and 2010, respectively. These assets are being amortized over a five-year period.

(23) STATUTORY ACCOUNTING PRACTICES

     The Company's insurance operations, domiciled in Minnesota, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Department of Commerce of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company's insurance operations have no material statutory accounting practices that differ from those of the state of domicile or the NAIC accounting practices. See note 21 for discussion of statutory dividend limitations.

     The Company and its insurance company subsidiary are required to meet certain minimum risk-based capital (RBC) requirements, which are imposed by the respective state of domicile. The formulas within the RBC calculation were developed by the NAIC. The RBC requirements were designed to monitor capital adequacy and to raise the level of protection for policyholders. Companies that have an RBC ratio below certain trigger points are required to take specified corrective action. The Company and its insurance company subsidiary exceeded the minimum RBC requirements for the years ended December 31, 2011, 2010 and 2009.

     The Company's insurance operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed and permitted accounting principles, which differ from GAAP. On a statutory accounting basis, the Company reported net income of $128,147, $81,469 and $59,964 in 2011, 2010 and 2009, respectively. Combined statutory surplus of these operations was $2,037,134 and $1,926,328 as of December 31, 2011 and 2010, respectively.

(24) SUBSEQUENT EVENTS

     Effective January 1, 2012, the Company acquired American Modern Life Insurance Company and its subsidiary Southern Pioneer Life Insurance Company. The aggregate purchase price paid in cash was $33,794.

     The Company evaluated subsequent events through March 5, 2012, the date these financial statements were issued. With the exception of the item noted above, there were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
 SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2011
                                 (IN THOUSANDS)

                                                                                AS SHOWN ON THE
                                                                    MARKET        CONSOLIDATED
TYPE OF INVESTMENT                                   COST (3)       VALUE      BALANCE SHEET (1)
------------------------------------------------   -----------   -----------   -----------------
Fixed maturity securities
   U.S. government                                 $   141,479   $   176,608      $   176,608
   Agencies not backed by the full faith and
      credit of the U.S. government                     88,831        93,947           93,947
   Foreign governments                                  45,887        54,066           54,066
   Public utilities                                    745,827       831,340          831,340
   Asset-backed securities                             443,632       480,796          480,796
   Mortgage-backed securities                        2,987,561     3,150,467        3,150,467
   All other corporate fixed maturity securities     4,847,979     5,276,192        5,276,192
                                                   -----------   -----------      -----------
      Total fixed maturity securities                9,301,196    10,063,416       10,063,416
                                                   -----------   -----------      -----------

Equity securities:
   Common stocks:
      Public utilities                                  12,117        12,880           12,880
      Banks, trusts and insurance companies            112,424       129,194          129,194
      Industrial, miscellaneous and all other           58,229        65,796           65,796
   Nonredeemable preferred stocks                        5,427         6,069            6,069
                                                   -----------   -----------      -----------
      Total equity securities                          188,197       213,939          213,939
                                                   -----------   -----------      -----------

Mortgage loans on real estate                        1,417,147        xxxxxx        1,417,147
Real estate (2)                                          5,200        xxxxxx            5,200
Policy loans                                           350,863        xxxxxx          350,863
Other investments                                      412,260        xxxxxx          412,260
Alternative investments                                390,674        xxxxxx          447,351
Derivative investments                                 117,306        xxxxxx          117,306
Fixed maturity securities on loan                       63,917        xxxxxx           66,226
Equity securities on loan                                4,968        xxxxxx            6,937
                                                   -----------                    -----------
      Total                                          2,762,335        xxxxxx        2,823,290
                                                   -----------                    -----------

Total investments                                  $12,251,728        xxxxxx      $13,100,645
                                                   ===========                    ===========

(1) Fair value for common stocks and fixed maturity securities classified as available-for-sale.

(2) The carrying value of real estate acquired in satisfaction of indebtedness is $5,200,000.

(3) Original cost reduced by impairment write-downs for equity securities and original cost reduced by repayments and impairment write-downs and adjusted for amortization of premiums and accrual of discounts for fixed maturity securities and other investments.

See accompanying report of independent registered public accounting firm.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                 (IN THOUSANDS)

                                           AS OF DECEMBER 31,
                        -------------------------------------------------------
                                      FUTURE POLICY
                          DEFERRED      BENEFITS,                  OTHER POLICY
                           POLICY    LOSSES, CLAIMS                 CLAIMS AND
                        ACQUISITION  AND SETTLEMENT    UNEARNED      BENEFITS
       SEGMENT             COSTS      EXPENSES (1)   PREMIUMS (2)    PAYABLE
----------------------  -----------  --------------  ------------  ------------
2011:
   Life insurance         $638,778     $ 4,032,968     $138,391      $311,251
   Accident and
      health insurance      73,172         699,392       33,262        38,097
   Annuity                 140,779       5,319,429           20            60
                          --------     -----------     --------      --------
                          $852,729     $10,051,789     $171,673      $349,408
                          ========     ===========     ========      ========

2010:
   Life insurance         $654,436     $ 3,677,196     $176,305      $285,109
   Accident and
      health insurance      71,999         708,003       31,645        33,441
   Annuity                 160,707       5,053,172           16            42
                          --------     -----------     --------      --------
                          $887,142     $ 9,438,371     $207,966      $318,592
                          ========     ===========     ========      ========

2009:
   Life insurance         $648,832     $ 3,262,946     $205,739      $281,255
   Accident and
      health insurance      69,298         719,327       34,163        31,754
   Annuity                 174,671       4,732,858           16            18
                          --------     -----------     --------      --------
                          $892,801     $ 8,715,131     $239,918      $313,027
                          ========     ===========     ========      ========

                                               FOR THE YEARS ENDED DECEMBER 31,
                        -----------------------------------------------------------------------------
                                                                 AMORTIZATION
                                                   BENEFITS,     OF DEFERRED
                                         NET     CLAIMS, LOSSES     POLICY       OTHER
                          PREMIUM    INVESTMENT  AND SETTLEMENT  ACQUISITION   OPERATING   PREMIUMS
       SEGMENT          REVENUE (3)    INCOME     EXPENSES (5)       COSTS      EXPENSES  WRITTEN (4)
----------------------  -----------  ----------  --------------  ------------  ---------  -----------
2011:
   Life insurance        $1,678,480   $343,629     $1,508,414      $138,516     $581,951
   Accident and
      health insurance      194,097     10,597         77,830        22,521      113,393
   Annuity                  204,774    263,898        300,639        42,718      142,049
                         ----------   --------     ----------      --------     --------      ---
                         $2,077,351   $618,124     $1,886,883      $203,755     $837,393      $--
                         ==========   ========     ==========      ========     ========      ===

2010:
   Life insurance        $1,599,457   $314,767     $1,434,989      $148,998     $571,227
   Accident and
      health insurance      162,123     10,540         74,689        23,910       99,178
   Annuity                  194,628    260,649        300,394        41,631      136,290
                         ----------   --------     ----------      --------     --------      ---
                         $1,956,208   $585,956     $1,810,072      $214,539     $806,695      $--
                         ==========   ========     ==========      ========     ========      ===

2009:
   Life insurance        $1,832,341   $282,139     $1,669,636      $144,115     $510,582
   Accident and
      health insurance      156,588     11,438         71,853        21,302       93,189
   Annuity                  202,600    249,538        319,132        32,088      145,829
                         ----------   --------     ----------      --------     --------      ---
                         $2,191,529   $543,115     $2,060,621      $197,505     $749,600      $--
                         ==========   ========     ==========      ========     ========      ===

(1)  Includes policy and contract account balances

(2)  Includes unearned policy and contract fees

(3)  Includes policy and contract fees

(4)  Applies only to property and liability insurance

(5)  Includes policyholder dividends

See accompanying report of independent registered public accounting firm.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            SCHEDULE IV - REINSURANCE
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                                                                     PERCENTAGE
                                                          CEDED TO     ASSUMED FROM                   OF AMOUNT
                                             GROSS          OTHER         OTHER            NET         ASSUMED
                                            AMOUNT        COMPANIES     COMPANIES        AMOUNT        TO NET
                                         ------------   ------------   ------------   ------------   ----------
2011: Life insurance in force            $771,937,513   $189,269,664    $  897,972    $583,565,821       0.2%
                                         ============   ============    ==========    ============
      Premiums:
         Life insurance                  $  1,516,771   $    275,426    $   24,382    $  1,265,727       1.9%
         Accident and health insurance        278,537         88,259         3,819         194,097       2.0%
         Annuity                               82,175             --            --          82,175       0.0%
                                         ------------   ------------    ----------    ------------
            Total premiums               $  1,877,483   $    363,685    $   28,201    $  1,541,999       1.8%
                                         ============   ============    ==========    ============

2010: Life insurance in force            $680,020,319   $150,837,900    $1,031,813    $530,214,232       0.2%
                                         ============   ============    ==========    ============
      Premiums:
         Life insurance                  $  1,385,008   $    219,309    $   21,915    $  1,187,614       1.8%
         Accident and health insurance        236,168         78,701         4,656         162,123       2.9%
         Annuity                               83,351             --            --          83,351       0.0%
                                         ------------   ------------    ----------    ------------
            Total premiums               $  1,704,527   $    298,010    $   26,571    $  1,433,088       1.9%
                                         ============   ============    ==========    ============

2009: Life insurance in force            $607,044,078   $113,263,709    $1,284,703    $495,065,072       0.3%
                                         ============   ============    ==========    ============
      Premiums:
         Life insurance                  $  1,236,455   $    113,070    $  293,552    $  1,416,937      20.7%
         Accident and health insurance        231,993         83,121         7,716         156,588       4.9%
         Annuity                              107,564             --            --         107,564       0.0%
                                         ------------   ------------    ----------    ------------
            Total premiums               $  1,576,012   $    196,191    $  301,268    $  1,681,089      17.9%
                                         ============   ============    ==========    ============

See accompanying report of independent registered public accounting firm.

PART C:  OTHER INFORMATION

Item
Number  Caption in Part C

26.     Exhibits

27.     Directors and Officers of the Minnesota Life Insurance Company

28. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company or Minnesota Life Variable Life Account

29.     Indemnification

30.     Principal Underwriters

31.     Location of Accounts and Records

32.     Management Services

33.     Fee Representation

PART C:  OTHER INFORMATION

Item 26.  Exhibits

The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

Item 27.  Directors and Officers of the Minnesota Life Insurance Company


Name and Principal                        Position and Offices
Business Address                          with Minnesota Life
--------------------------------          -------------------------------------
Brian C. Anderson                         Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Eric J. Bentley                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Michael P. Boyle                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Mary K. Brainerd                          Director
HealthPartners
8170 33rd Avenue South
Bloomington, MN 55425

John W. Castro                            Director
Merrill Corporation
One Merrill Circle
St. Paul, MN 55108

Gary R. Christensen                       Director, Vice President and
Minnesota Life Insurance Company          General Counsel
400 Robert Street North
St. Paul, MN 55101

Susan L. Ebertz                           Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Robert J. Ehren                           Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Julio A. Fesser                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Craig J. Frisvold                         Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Sara H. Gavin                             Director
Weber Shandwick Minneapolis
8000 Norman Center Drive
Suite 400
Bloomington, MN 55437

John F. Grundhofer                        Director
U.S. Bancorp
800 Nicollet Mall
Suite 2870
Minneapolis, MN 55402

Mark B. Hier                              Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Christopher M Hilger                      President and Director
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

John H. Hooley                            Director
4623 McDonald Drive Overlook
Stillwater, MN 55082

Daniel H. Kruse                           Second Vice President and Actuary
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

David J. LePlavy                          Senior Vice President, Treasurer
Minnesota Life Insurance Company          and Controller
400 Robert Street North
St. Paul, MN 55101

Richard L. Manke                          Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Jean Delaney Nelson                       Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Maria H. O'Phelan                         Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Kathleen L. Pinkett                       Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Dennis E. Prohofsky                       Director and Secretary
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Trudy A. Rautio                           Director
Carlson
701 Carlson Parkway
Minnetonka, MN 55305-8215

Robert L. Senkler                         Chairman, President and Chief
Minnesota Life Insurance Company          Executive Officer
400 Robert Street North
St. Paul, MN 55101

Bruce P. Shay                             Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Nancy R. Swanson                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Loyall E. Wilson                          Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Nancy L. Winter                           Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Warren J. Zaccaro                         Director, Executive Vice President
Minnesota Life Insurance Company          and Chief Financial Officer
400 Robert Street North
St. Paul, MN 55101

Item 28. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company or Minnesota Life Individual Variable Universal Life Account

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

     Securian Holding Company (Delaware)

Wholly-owned subsidiaries of Securian Holding Company:

     Securian Financial Group, Inc. (Delaware)
     Capitol City Property Management, Inc.
     Robert Street Property Management, Inc.

Wholly-owned subsidiaries of Securian Financial Group, Inc.

     Minnesota Life Insurance Company
     Securian Financial Network, Inc.
     Securian Ventures, Inc.
     Advantus Capital Management, Inc.
     Securian Financial Services, Inc.
     Securian Casualty Company
     CNL Financial Corporation (Georgia)
     Capital Financial Group, Inc. (Maryland)
     H. Beck, Inc. (Maryland)
     CFG Insurance Services, Inc. (Maryland)
     Ochs, Inc.

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

     Personal Finance Company LLC (Delaware)
     Enterprise Holding Corporation
     Allied Solutions, LLC (Indiana)
     Securian Life Insurance Company
     American Modern Life Insurance Company
     Balboa Life Insurance Company
     Balboa Life Insurance Company of New York

Wholly-owned subsidiaries of Enterprise Holding Corporation:

     Financial Ink Corporation
     Oakleaf Service Corporation
     Vivid Print Solutions, Inc.
     MIMLIC Funding, Inc.
     MCM Funding 1997-1, Inc.
     MCM Funding 1998-1, Inc.

Wholly-owned subsidiaries of CNL Financial Corporation:

     Cherokee National Life Insurance Company (Georgia)
     CNL/Insurance America, Inc. (Georgia)
     CNL/Resource Marketing Corporation (Georgia)

Wholly-owned subsidiary of American Modern Life Insurance Company:

     Southern Pioneer Life Insurance Company

Open-end registered investment company offering shares solely to separate accounts of Minnesota Life Insurance Company and Securian Life Insurance
Company:

     Securian Funds Trust

Majority-owned subsidiary of Securian Financial Group, Inc.:

     Securian Trust Company, N.A.

Fifty percent-owned subsidiary of Enterprise Holding Corporation:

     CRI Securities, LLC

Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

Item 29.  Indemnification

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Minnesota Life Insurance Company and the Minnesota Life Individual Variable Universal Life Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

     (a) Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:

          Variable Fund D
          Variable Annuity Account
          Minnesota Life Variable Life Account
          Minnesota Life Individual Variable Universal Life Account Minnesota Life Variable Universal Life Account
          Securian Life Variable Universal Life Account

     (b) The name and principal business address, positions and offices with Securian Financial Services, Inc., of each director and officer of Securian Financial Services, Inc. is as follows:

Name and Principal                        Positions and Offices
Business Address                          with Underwriter
--------------------------------          -------------------------------------
George I. Connolly                        President, Chief Executive
Securian Financial Services, Inc.         Officer and Director
400 Robert Street North
St. Paul, MN 55101

Suzanne M. Chochrek                       Vice President - Business and
Securian Financial Services, Inc.         Market Development
400 Robert Street North
St. Paul, MN 55101

Gary R. Christensen                       Director
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Richard A. Diehl                          Vice President and
Securian Financial Services, Inc.         Chief Investment Officer
400 Robert Street North
St. Paul, MN 55101

Scott C. Thorson                          Vice President - Business
Securian Financial Services, Inc.         Operations and Treasurer
400 Robert Street North
St. Paul, MN 55101

Loyall E. Wilson                          Senior Vice President, Chief
Securian Financial Services, Inc.         Compliance Officer and Secretary
400 Robert Street North
St. Paul, MN 55101

Warren J. Zaccaro                         Director
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

     (c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

Name of            Net Underwriting  Compensation on
Principal            Discounts and    Redemption or   Brokerage     Other
Underwriter           Commissions     Annuitization  Commissions Compensation
------------------ ----------------- --------------- ----------- ------------
Securian Financial
   Services, Inc.  $       7,346,089             --          --           --

Item 31.  Location of Accounts and Records

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, Minnesota 55101.

Item 32.  Management Services

None.

Item 33.  Fee Representation

Minnesota Life Insurance Company hereby represents that, as to the variable universal life insurance policies which are the subject of this Registration Statement, the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Minnesota Life Insurance Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Minnesota Life Individual Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Saint Paul and the State of Minnesota on the 18th day of December, 2012.

                                       MINNESOTA LIFE INDIVIDUAL VARIABLE
                                       UNIVERSAL LIFE ACCOUNT
                                                    (Registrant)

                                       By: MINNESOTA LIFE INSURANCE COMPANY
                                                    (Depositor)

                                       By /s/ Robert L. Senkler
                                          -------------------------------------
                                                   Robert L. Senkler
                                                Chairman of the Board,
                                          President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 (and the Investment Company Act of 1940), the Depositor, Minnesota Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of St. Paul and State of Minnesota on the 18th day of December, 2012.

                                       MINNESOTA LIFE INSURANCE COMPANY
                                                    (Depositor)

                                       By /s/ Robert L. Senkler
                                          -------------------------------------
                                                   Robert L. Senkler
                                                Chairman of the Board,
                                          President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated.

       Signature           Title                               Date
-----------------------    ---------------------------------   ----------------
/s/ Robert L. Senkler      Chairman, President and             December 18, 2012
-----------------------
Robert L. Senkler          Chief Executive Officer

*                          Director
-----------------------
Mary K. Brainerd

                           Director
-----------------------
John W. Castro

*                          Director
-----------------------
Gary R. Christensen

*                          Director
-----------------------
Sara H. Gavin

*                          Director
-----------------------
John F. Grundhofer

*                          Director
-----------------------
Christopher M. Hilger

*                          Director
-----------------------
John H. Hooley

*                          Director
-----------------------
Dennis E. Prohofsky

                           Director
-----------------------
Trudy A. Rautio

*                          Director
-----------------------
Warren J. Zaccaro

/s/ Warren J. Zaccaro      Executive Vice President            December 18, 2012
-----------------------    and Chief Financial Officer
Warren J. Zaccaro          (chief financial officer)


/s/ Warren J. Zaccaro      Executive Vice President            December 18, 2012
-----------------------    and Chief Financial Officer
Warren J. Zaccaro          (chief accounting officer)


/s/ David J. LePlavy       Senior Vice President, Treasurer    December 18, 2012
-----------------------    and Controller
David J. LePlavy           (treasurer)


/s/ Gary R. Christensen    Director and Attorney-in-Fact       December 18, 2012
-----------------------
Gary R. Christensen

* Pursuant to power of attorney dated October 15, 2012, a copy of which is filed herewith.

                                 EXHIBIT INDEX

Exhibit Number  Description of Exhibit
--------------  -----------------------------------------------------------------------------------------------------------------
26(a)           Resolution of the Board of Directors of Minnesota Life Insurance Company establishing the Minnesota Life
                Individual Variable Universal Life Account, previously filed on July 16, 2007 as exhibit 26(a) to
                Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604, Initial
                Registration Statement, is hereby incorporated by reference.

26(b)           Not Applicable.

26(c)(1)        Agent's Contract issued by Minnesota Life Insurance Company, previously filed on December 7, 2007 as exhibit 26(c)(1) to Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604,
                Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(c)(2)        General Agent's Contract issued by Minnesota Life Insurance Company, previously filed on December 7, 2007 as exhibit 26(c)(2) to Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604,
                Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(c)(3)        The Amended and Restated Distribution Agreement between Minnesota Life Insurance Company and Securian Financial
                Services, Inc., previously filed on April 27, 2009, as exhibit 24(c)(3) to Registrant's Form N-4, File
                Number 2-97564, Post-Effective Amendment Number 28, is hereby incorporated by reference.

26(d)(1)        ML Premier Variable Universal Life Policy, previously filed on August 28, 2012 as exhibit 26(d)(1) to Minnesota
                Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement
                is hereby incorporated by reference.

26(d)(2)        Children's Term Agreement, form ICC 09-904U, previously filed on August 28, 2012 as exhibit 26(d)(2) to Minnesota
                Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement
                is hereby incorporated by reference.

26(d)(3)        Waiver of Charges Agreement, form ICC 12-919, previously filed on August 28, 2012 as exhibit 26(d)(3) to Minnesota
                Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement
                is hereby incorporated by reference.

26(d)(4)        Allocation Options for Variable Indexed Universal Life, previously filed on August 28, 2012 as exhibit 26(d)(4) to
                Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration
                Statement is hereby incorporated by reference.

26(d)(5)        Term Insurance Agreement, form 06-944R, previously filed on August 28, 2012 as exhibit 26(d)(5) to Minnesota Life
                Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement is
                hereby incorporated by reference.

26(d)(6)        Accelerated Death Benefit Agreement, form ICC 12-931U, previously filed on August 28, 2012 as exhibit 26(d)(6) to
                Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration
                Statement is hereby incorporated by reference.

26(d)(7)        Waiver of Premium Agreement, form 06-917, previously filed on August 28, 2012 as exhibit 26(d)(7) to Minnesota Life
                Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement is
                hereby incorporated by reference.

26(d)(8)        Early Values Agreement, form 08-939, previously filed on August 28, 2012 as exhibit 26(d)(8) to Minnesota Life
                Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement is
                hereby incorporated by reference.

26(d)(9)        Long Term Care Agreement, form ICC 12-932, previously filed on August 28, 2012 as exhibit 26(d)(9) to Minnesota Life
                Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement is
                hereby incorporated by reference.

26(d)(10)       Guaranteed Insurability Option, form ICC 09-915, previously filed on August 28, 2012 as exhibit 26(d)(10) to
                Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration
                Statement is hereby incorporated by reference.

26(d)(11)       Overloan Protection Agreement, form 09-911, previously filed on August 28, 2012 as exhibit 26(d)(11) to Minnesota
                Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement
                is hereby incorporated by reference.

26(d)(12)       Inflation Agreement, form ICC 11-916, previously filed on August 28, 2012 as exhibit 26(d)(12) to Minnesota Life
                Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration Statement is
                hereby incorporated by reference.

26(e)(1)        Application Part 1 - New Issue, form F59410 Rev 8-2012, previously filed on August 28, 2012 as exhibit 26(e)(1) to
                Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-183590, Initial Registration
                Statement is hereby incorporated by reference.

26(e)(2)        Application Part 3 - New Issue, form F59536 Rev 5-2010, previously filed as exhibit 26(e)(3)(a) to Minnesota
                Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 31, on April 25, 2011,
                is hereby incorporated by reference.

26(e)(3)        Policy Change Application Part 3 (Underwriting Required) - Agreements and Authorizations, form F59534 Rev 5-2010, previously filed as exhibit 26(e)(5)(a) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233,
                Post Effective Amendment Number 31, on April 25, 2011, is hereby incorporated by reference.

26(e)(4)        Policy Change Application - No Underwriting Required, form F59537 Rev 5-2010, previously filed as exhibit 26(e)(6)(a) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective
                Amendment Number 31, on April 25, 2011, is hereby incorporated by reference.

26(e)(5)        Policy Change Application Part 1 - (Underwriting Required), form F59538 Rev 8-2012, previously filed on
                August 28, 2012 as exhibit 26(e)(5) to Minnesota Life Individual Variable Universal Life Account's Form N-6,
                File Number 333-183590, Initial Registration Statement is hereby incorporated by reference.

26(e)(6)        Application Part 2, form F.59572 8-2003, previously filed as exhibit 26(e)(2) to Minnesota Life Variable Life
                Account's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(e)(7)        Application Part 2, form F.59573 5-2010, previously filed as exhibit 26(e)(7)(a) to Minnesota Life Variable Life
                Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 31, on April 25, 2011, is hereby incorporated by reference.

26(f)(1)        Restated Certificate of Incorporation of the Depositor, previously filed as exhibit 27(f)(1) to Minnesota Life's
                Variable Life Account's Form N-6, File Number 333-109853, Initial Registration Statement, on October 21, 2003,
                is hereby incorporated by reference.

26(f)(2)        Bylaws of the Depositor, previously filed as exhibit 26(f)(2) to Minnesota Life Variable Life Account's Form N-6,
                File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(g)           YRT Reinsurance Template; Reinsurance Agreement between Minnesota Life Insurance Company and Reinsurer, previously filed on December 14, 2007 as exhibit 26(g) to Minnesota Life Individual Variable Universal Life Account's
                Form N-6, File Number 333-144604, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(h)(1)(i)     Participation Agreement among Securian Funds Trust, Advantus Capital Management, Inc. and Minnesota Life Insurance
                Company, previously filed as Exhibit 26(h)(1)(i) to Minnesota Life Variable Life Account's Form N-6, File
                Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

26(h)(1)(ii)    Shareholder Information Agreement among Securian Funds Trust and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(1)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post
                Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

26(h)(2)(i)     Fund Participation Agreement by and among Minnesota Life Insurance Company, Financial Investors Variable
                Insurance Trust, ALPS Advisers, Inc. and ALPS Distributors, Inc., previously filed on December 7, 2007 as exhibit 26(h)(4)(i) to Minnesota Life Individual Variable Universal Life Account's Form N-6, File
                Number 333-144604, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(h)(2)(ii)    Rule 22c-2 Agreement by and between Financial Investors Variable Insurance Trust and Minnesota Life Insurance
                Company, previously filed on December 7, 2007 as exhibit 26(h)(4)(ii) to Minnesota Life Individual Variable
                Universal Life Account's Form N-6, File Number 333-144604, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(h)(3)(i)     Participation Agreement as of May 1, 2000 between Franklin Templeton Variable Insurance Products Trust, Franklin
                Templeton Distributors, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 27(h)(14)(i) to
                Minnesota Life Variable Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, on
                April 30, 2003, is hereby incorporated by reference.

26(h)(3)(ii)    Amendment to Participation Agreement as of May 1, 2000 between Franklin Templeton Variable Insurance Products
                Trust, Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company, previously filed as
                Exhibit 27(h)(14)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 333-96383, Post-Effective
                Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(3)(iii)   Amendment No. 2 to Participation Agreement between Franklin Templeton Variable Insurance Products Trust,
                Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company, previously filed as
                Exhibit 27(h)(14)(iii) to Minnesota Life Variable Life Account's Form N-6, File Number 333-96383, Post-Effective
                Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.
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26(h)(3)(iv)    Amendment No. 3 to Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust,
                Franklin Templeton Distributors, Inc., Minnesota Life Insurance Company and Securian Financial Services, Inc,
                previously filed as Exhibit 26(h)(14)(iv) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233,
                Post-Effective Amendment Number 23, on April 26, 2005, is hereby incorporated by reference.

26(h)(3)(v)     Amendment No. 4 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust,
                Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company and Securian Financial Services, Inc.,
                previously filed as Exhibit 26(h)(14)(v) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395,
                Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

26(h)(3)(vi)    Amendment No. 5 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust,
                Franklin/Templeton Distributors, Inc., and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(q)(v) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment
                Number 2, is hereby incorporated by reference.

26(h)(3)(vii)   Rule 22c-2 Agreement between Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company
                previously filed on September 6, 2007, as exhibit 24(c)(i)(u) to Variable Annuity Account's Form N-4,
                File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(h)(3)(viii)  Amendment No. 6 to Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust,
                Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company, and Securian Financial Services, Inc.,
                previously filed on December 14, 2007 as exhibit 26(h)(5)(viii) to Minnesota Life Individual Variable Universal
                Life Account's Form N-6, File Number 333-144604, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(h)(3)(ix)    Amendment to Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust,
                Franklin/Templeton Distributors, Inc. Minnesota Life Insurance Company and Securian Financial Services, Inc.
                effective August 16, 2010 previously filed on April 25, 2011 as exhibit 24(c)(8)(m)(vii) to Variable Annuity
                Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers 26 and 171, is hereby incorporated by reference.
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26(h)(3)(x)     Amendment No. 7 to Participation Agreement dated May 1, 2000 among Franklin Templeton Variable Insurance Products
                Trust, Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company, and Securian Financial Services,
                Inc., previously filed as Exhibit 26(h)(12)(x) to Minnesota Life Variable Life Account's Form N-6, File
                Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

26(h)(3)(xi)    Participation Agreement Addendum dated May 1, 2012 among Franklin Templeton Variable Insurance Products Trust,
                Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company, and Securian Financial Services, Inc.,
                previously filed as Exhibit 26(h)(12)(xi) to Minnesota Life Variable Life Account's Form N-6, File
                Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

26(h)(4)(i)     Participation Agreement among Vanguard Variable Insurance Fund, The Vanguard Group, Inc., Vanguard Marketing
                Corporation and Minnesota Life Insurance Company, previously filed on December 14, 2007 as exhibit 26(h)(7)(i)
                to Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604, Pre-Effective
                Amendment Number 1, is hereby incorporated by reference.

26(h)(5)(i)     Participation Agreement as of September 19, 2003 between Minnesota Life Insurance Company and Waddell & Reed, Inc.
                previously filed as Exhibit 27(h)(15) to Registrant's Form N-6, File Number 333-96383, Pre-Effective Amendment #1,
                on February 19, 2004, is hereby incorporated by reference.

26(h)(5)(ii)    Amendment Number One to the Target Funds Participation Agreement among Minnesota Life Insurance Company,
                Waddell & Reed, Inc. and W&R Target Funds, Inc., previously filed as Exhibit 26(h)(15)(ii) to Minnesota Life
                Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006,
                is hereby incorporated by reference.

26(h)(5)(iii)   Shareholder Information Agreement among Ivy Funds Distributor, Inc., Waddell & Reed, Inc. and Minnesota Life
                Insurance Company, filed on April 20, 2007 as Exhibit 26(h)(5)(iii) to Registrant's Form N-6, File
                Number 33-85496, Post-Effective Amendment Number 17, is hereby incorporated by reference.

26(h)(5)(iv)    Second Amendment to Target Funds Participation Agreement by and among Minnesota Life Insurance Company,
                Waddell & Reed, Inc. and W&R Target Funds, Inc., previously filed on December 14, 2007 as exhibit 26(h)(8)(iv)
                to Minnesota Life Individual Variable Universal Life Account's Form N-6, File Number 333-144604, Pre-Effective
                Amendment Number 1, is hereby incorporated by reference.
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26(h)(5)(v)     Second Amendment to the Target Funds Participation Agreement among Minnesota Life Insurance Company,
                Waddell & Reed, Inc. and W&R Target Funds, Inc. previously filed as Exhibit 24(c)(8)(ii) to Variable Annuity
                Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 6 on February 27, 2009, is hereby incorporated by reference.

26(h)(5)(vi)    Third Amendment to Target Funds Participation Agreement among Waddell & Reed, Inc., Ivy Funds Variable Insurance
                Portfolios, and Minnesota Life Insurance Company previously filed on April 25, 2011 as exhibit 24(c)(8)(n)(iii)
                to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers 26 and 171, is
                hereby incorporated by reference.

26(i)(1)(i)     Investment Accounting Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company,
                previously filed as Exhibit 24(c)8(q) to Variable Annuity Account's Form N-4, File Number 333-91784,
                Post-Effective Amendment Number 1, on February 25, 2003, is hereby incorporated by reference.

26(i)(1)(ii)    First Amendment to Investment Accounting Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company, previously filed on August 15, 2006 as Exhibit 26(i)(l)(b) to the Securian Life Variable
                Universal Life Account's Form N-6, File Number 333-132009, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(i)(2)(i)     Administration Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company,
                previously filed as Exhibit 24(c)8(r) to Variable Annuity Account's Form N-4, File Number 333-91784,
                Post-Effective Amendment Number 1, on February 25, 2003, is hereby incorporated by reference.

26(i)(2)(ii)    First Amendment to Administration Agreement between Securian Financial Group, Inc. and State Street Bank and
                Trust Company, previously filed on August 15, 2006 as Exhibit 26(i)(2)(b) to the Securian Life Variable Universal
                Life Account's Form N-6, File Number 333-132009, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(i)(3)        Fund Shareholder Services Agreement between Minnesota Life Insurance Company and Securian Financial Services, Inc.,
                previously filed as Exhibit 8(d) to Variable Annuity Account's Form N-4, File Number 811-4294, Post-Effective
                Amendment Number 193, on July 20, 2012, is hereby incorporated by reference.

26(j)           Not Applicable.
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26(k)           Opinion and Consent of Timothy E. Wuestenhagen.

26(l)           Actuarial Opinion of Robert J. Ehren, FSA, CLU.

26(m)           Calculation.

26(n)           Consent of KPMG.

26(o)           Not Applicable.

26(p)           Not Applicable.

26(q)           Redeemability exemption, previously filed on December 14, 2007 as exhibit 26(q) to Minnesota Life Individual
                Variable Universal Life Account's Form N-6, File Number 333-144604, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

26(r)           Minnesota Life Insurance Company - Power of Attorney to Sign Registration Statements.
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